Form 20-F
period 1998-12-31
TEXON INTERNATIONAL PLC
filed 1999-04-30
CIK 1058980

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 20-F



[   ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
         SECURITIES EXCHANGE ACT OF 1934
                                       OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
         SECURITIES EXCHANGE ACT 1934


                   For the fiscal year ended December 31, 1998


                         Commission file number: 1058980


                             Texon International plc
             (Exact Name of Registrant as Specified in its Charter )


                                 Not Applicable
                 (Translation of Registrant's name into English)

                                England and Wales
                 (Jurisdiction of incorporation or organization)


                                  100 Ross Walk
                            Leicester LE4 5BX England
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act

                                      None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                       10% Series A Senior Notes due 2008

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                           Not applicable

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                       [X]  Yes      [ ]  No

Indicate by check mark which financial statement item the registrant has elected to follow.

                                                       [ ] Item 17   [X] Item 18

                                TABLE OF CONTENTS

                                                                            Page

General Introduction......................................................... 4


PART I

Item 1.   Description of Business............................................ 5
Item 2.   Description of Property............................................ 11
Item 3.   Legal Proceedings.................................................. 12
Item 4.   Control of Registrant.............................................. 12
Item 5.   Nature of Trading Market........................................... 12
Item 6.   Exchange Controls and Other Limitations Affecting Security Holders. 13
Item 7.   Taxation........................................................... 13
Item 8.   Selected Financial Data............................................ 18
Item 9.   Management's Discussion and Analysis of Financial Condition
            and Results...................................................... 23
Item 9A.  Quantitative and Qualitative Disclosures About Market Risk......... 30
Item 10.  Directors and Officers of Registrant............................... 34
Item 11.  Compensation of Directors and Officers............................. 35
Item 12.  Options to Purchase Securities from Registrant or Subsidiaries..... 36
Item 13.  Interest of Management in Certain Transactions..................... 36

PART II

Item 14.  Description of Securities to be Registered......................... 38


PART III

Item 15.  Defaults Upon Senior Securities.................................... 39
Item 16.  Changes in Securities and Changes in Security for Registered
            Securities....................................................... 39


PART IV

Item 17.  Financial Statements............................................... 40

Item 18.  Financial Statements............................................... 40
Item 19.  Financial Statements and Exhibits.................................. 40

                              GENERAL INTRODUCTION

Texon International plc (the "Company") is a public limited company incorporated in England and Wales, which conducts its operations through its subsidiaries.

The Company was incorporated on October 9, 1997 and on December 23, 1997 entered into an acquisition agreement (the "Acquisition Agreement") with the shareholders of United Texon Limited under which the Company agreed to acquire the entire issued share capital of United Texon Limited (the "Acquisition"). The Acquisition was conditional upon (i) consummation of the offering by the Company of Senior Notes due 2008 (the "Offering") and (ii) a Revolving Facility being made available unconditionally. These conditions were duly fulfilled on January 30, 1998.

The Company has prepared consolidated accounts for the year ended December 31, 1998. Under the terms of the Acquisition Agreement, the Company had control of the financial and operational management of United Texon Limited effective from December 31, 1997. The Company therefore, prepared consolidated accounts as at December 31, 1997. The Company had no previous operating history and therefore had no consolidated profit or loss for the period from its incorporation on October 9, 1997 to December 31, 1997.

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles of the United Kingdom ("U.K. GAAP") which differs in certain material respects to generally accepted accounting principles in the United States ("U.S. GAAP"). These differences are summarized in Note 30 of the Notes to the Consolidated Financial Statements of the Company included in this Report.

The Company publishes its financial statements in Pounds Sterling. The following table sets forth, for the periods indicated, certain information concerning the Noon Buying Rate for Sterling expressed in dollars per Pound Sterling. Such rates are provided solely for the convenience of the reader and should not be construed as a representation that Sterling amounts actually represent such dollar amounts or that such Sterling amounts could have been, or could be, converted into dollars at that rate or at any other rate. Such rates are not used by the Company in preparation of its consolidated financial statements included elsewhere herein.

Fiscal Year Ended December 31,       Average                        Period End
                                      Rate(1)     High      Low         Rate
1994                                  1.54        1.64      1.46        1.57
1995                                  1.58        1.64      1.53        1.55
1996                                  1.57        1.71      1.50        1.71
1997                                  1.64        1.71      1.58        1.64
1998                                  1.66        1.72      1.61        1.66

(1) The average of the Noon Buying Rates on the last business day of each month during the relevant period. On April 27, 1999, the Noon Buying Rate was $1.61 to (pound)1.00

This Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements regarding the Company's expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, projected costs and capital expenditures, competitive positions, growth opportunities, plans and objectives of management for future operations and words such as "anticipate", "believe", "plan", "estimate", "expect", "intend" and other similar expressions are forward-looking statements. Such forward-looking statements are inherently uncertain, and actual future results and trends for the Company may differ materially depending on a variety of factors. Factors that may affect the plans or results of the Company include, without limitation level of sales to customers, actions by competitors, fluctuations in the price of raw materials and foreign currency exchange rates and political and economic instability in the Company's markets.

                                     PART I


Item 1.   Description of Business

Overview

The Company believes it is the world's largest, in terms of sales, manufacturer and marketer of structural materials that are essential in the manufacture of footwear. The Company operates a global business, which generates sales that are widely diversified by geographic region and product line. The Company's primary products include materials for insoles, which form the structural foundation of shoes; stiffeners, which support and shape the toe and heel of shoes; and other products used in the manufacture of footwear, such as linings, tacks, nails, steel shanks and adhesives. The world's largest manufacturer of insole materials, the Company also commands leading positions in the markets for its other footwear products. While the products sold by the Company represent a small percentage of the total cost of materials contained in footwear, they are critical to the performance and manufacture of footwear and are not fashion sensitive. In 1998 approximately 89% of sales were to the footwear manufacturing industry. By leveraging its expertise in the manufacture of these structural materials, the Company has developed several related niche industrial products such as carpet gripper pins and cellulose air freshener material. These industrial products are sold to a wide range of industries.

The Company supplies most of the major footwear manufacturers in the world and believes that its global presence gives it a unique competitive advantage to exploit industry trends favoring suppliers who provide footwear companies with a "global partner". The Company supplies over 6,000 customers worldwide, servicing global athletic footwear companies such as Nike and Adidas, designers and producers of casual shoes including Timberland and R. Griggs & Co (Dr Martens) and manufacturers of men's and women's formal shoes such as Church's and Bally. The Company has six manufacturing sites strategically located in Europe, the United States and China and sells its products in more than 90 countries through an extensive marketing and distribution network. In 1998 sales of insoles, stiffeners, other footwear and industrial products accounted for 50%, 17%, 22% and 11% of total sales, respectively. In 1998, 49% of the Company's sales were made to Europe, 28% to Asia and the Pacific, 18% to the Americas and 5% to the rest of the world.

Foshan Texon Cellulose Manufacturing Board Company Limited

On April 30, 1998 the Company acquired an additional 30% of the shares in Foshan Texon Cellulose Manufacturing Board Company Limited, its operation in China. The consideration paid for the acquisition was $2.6 million, which is payable in three annual installments. After giving effect to this acquisition, the Company owns 87.6% of the operation.

Competitive Advantages

The Company believes that it benefits from the following competitive advantages which have enabled it to increase sales and operating profitability and maintain its leadership position in the structural footwear materials industry.

Leading Market Position Driven by Strong Brands and High Quality Products. The Company is recognized in the footwear industry for high standards of quality across its full range of products and for providing innovative technical solutions and support to its customers worldwide. The Company believes it is the world's largest producer of insole material, stiffeners and tacks and nails for footwear. The Company's products are marketed under brand names which enjoy extremely wide recognition within the footwear industry, such as

"Texon", "Tufflex", "Formo", and "Unifast". The Company believes that its leading market position is due to successful branding of its products, reliability and high performance. As a U.K. based global enterprise, the Company also benefits from the reputation of the U.K. footwear industry for quality production and technological leadership.

Global Presence. The Company supplies most of the world's footwear manufacturing industry across Europe, the Americas and Asia through its direct presence in each of these markets. The Company has six manufacturing plants in five countries and 27 strategically located field warehouses. An extensive marketing and distribution network enhances the Company's ability to provide high quality, local service to its customers and to global branded footwear companies' worldwide sourcing networks. The Company believes that it is uniquely positioned to benefit from the continuing globalization within the footwear industry.

Strong Relationships with a Diverse Customer Base. The Company benefits from long-established relationships with many of the most important footwear companies in the world. The Company has been supplying products for Nike since its entry into the footwear market and for R. Griggs & Co (Dr Martens) and Church's for nearly a century. The Company believes that its customer relationships are strengthened by its high quality products, brand names, leading market position, and the high level of technical support it provides to its clients. The Company's customer base is geographically diverse and covers a wide spectrum of footwear (athletic, traditional and safety; men's, women's and children's), minimizing the Company's exposure to individual markets. In 1998 no single customer accounted for more than 5% of sales, and the top ten customers represented 18% of sales.

Diverse and Customized Products. The Company offers a broad range of products, many of which are customized to meet the needs of individual footwear manufacturers. By satisfying its customer's preference to a "one-stop-shop", the Company's broad and comprehensive product range contributes to its leading market position. The Company continually develops and evolves its product lines to meet the precise and changing requirements of footwear manufacturers. The Company believes that no competitor produces or provides as broad a range of products.

Attractive Ancillary Businesses. The Company leverages its global distribution channels to distribute products it does not produce itself and utilizes its manufacturing capacity to manufacture related industrial products. The Company manufactures and distributes products not related to the footwear industry but which employ the Company's core manufacturing techniques, such as air filters, materials for air fresheners and machine-applied nails. The Company believes it is the market leader in materials for automotive air fresheners in the United States and carpet gripper pins in Europe.

Technological Leadership. The Company believes it was the first to develop cellulose insole material and non-woven insole material. These are now the two most commonly used types of insole material in the world. The Company seeks to be at the forefront of product development and to maintain a technological advantage over its competitors through continued improvements in product performance, manufacturing, techniques and efficiency. For example, the Company employs specialized technology to assist anti-counterfeiting programs that are especially important to branded athletic shoe manufacturers.

Experienced and Incentivized Management Team. Many of the Company's senior managers have more than a decade of experience with the Company. Individually the Company's managers have established track records in delivering revenue and profit growth, developing new products, penetrating new markets, improving production efficiency and streamlining supply chains. Senior management has a significant equity stake in the Company.

Business Strategy

The Company's strategy continues to focus on its core footwear business. Texon seeks to become the world's leader in bringing materials technology to the footwear market.

The Company aims to achieve this primarily by achieving excellence in customer service in its core product areas. The Company measures this excellence in terms of quality, cost, delivery and development. Significant improvements were made in each of these areas in 1998. For example, in terms of quality, the Company believes its products are generally regarded by the industry to be of superior quality. The Company has stated its intention to achieve ISO 9001/2 in all of its manufacturing plants. During 1997, the Company's German facility achieved ISO 9001 accreditation and similar plans are now in place for its Chinese plant. Cost competitiveness programs were successful in 1998 and as a result margins were maintained in the face of tough price competition. Also, overhead reductions, particularly in the UK have enabled the Company to trim its cost base and mitigate the effect of reduced volumes. In terms of delivery, the Company's UK plants dramatically improved their reliability in meeting promised delivery times during the year. As for the innovative development of new products, the Company launched two important new products during the year as well as a variety of modified products developed to meet specific customer requirements. Programs are in place to accelerate the rate of new product development in the immediate future.

The Company has also developed its strategy for future growth along three key dimensions:

First, by offering the best global supply chain capability to the world's shoe manufacturers and specifiers. In this regard the Company began implementation of a Company-wide enterprise resource planning system. This facility will uniquely allow the Company to partner global footwear brands as well as offering enhanced local service by leveraging the global resources available to the Company.

Second, by using new materials technologies to develop products with perceivable consumer benefits, particularly in the areas of `comfort' and `fit'. Efforts have been focussed on developing innovative new product concepts aimed, at the first instance, in strengthening the Company's image as an innovator in the eye of shoe designers worldwide.

Third, by acquiring "bolt-on" business to accelerate the growth of the Company. The Company believes there is significant potential to add value by acquiring smaller companies with complementary products which can then grow by accessing the Company's global customer base and support capabilities.


The Industry

SATRA, the leading trade association in the footwear industry, projects that the industry will continue to enjoy steady growth at a compound annual growth rate of approximately 3% through 2000 due to favorable demographic trends, including continued population and economic growth, which increase the demand for and consumption of shoes. The Company believes that the growth rate for its products is higher, as footwear manufacturers produce more footwear that utilizes structural  materials  to  improve  the  quality  and  durability  of shoes.  In addition, the Company believes that manufacturers increasingly utilize structural products such as the Company's, which allow for environmentally conscious production processes.

As the worldwide footwear industry has grown, there has been a shift in production capacity to Asia, primarily to capitalize on low labor costs. Asia's share of global production increased from 61% in 1991 to 71% in 1997, the last year for which data is available. The Company is well positioned with its production and marketing presence in the region.

The structural footwear materials industry is highly fragmented, with very few companies operating beyond a national or regional level. While the footwear manufacturing industry is also fragmented, there is a growing trend towards globalization as shoe designers and branded footwear companies, which outsource the manufacturing of their footwear, increasingly seek a global solution to their supply and specification requirements. The Company has been able, and believes it is well poised to continue, to take advantage of this trend by providing its customers with high quality, state-of-the-art products and servicing their requirements in each significant market through its worldwide distribution network.

Products and Markets

The Company's products are designed to meet its customers' needs for structural footwear material. The Company offers technical support, materials design and customized production spanning the complete process from specification of materials to the production of high volume products.

The Company's principal products are materials for the production of insoles and stiffeners. The Company also produces or distributes linings, steel shanks, tacks, nails, adhesives and other small footwear components, together with certain niche industrial products unrelated to the footwear manufacturing industry.

Insoles. Insoles are manufactured either from wood pulp ("cellulose insoles") or synthetic fibres ("non-woven insoles") both of which are combined with latex in a saturation process. The "Strobel" method is particularly suited to the manufacture of athletic shoes where the sole itself provides structural support and allows minimal wastage of costly upper material. As a result, sales of non-woven insoles, which are particularly suited to the Strobel method have grown significantly over the last few years, and are expected to continue to increase at a higher rate than the cellulose insole market. Nevertheless, sales of everyday footwear, which typically use cellulose insoles, remain close to 60% of the overall market, driving demand for one of the Company's core products. In 1998, total sales of insoles were (pound)55.5 million, representing 50% of sales, with the substantial majority of such sales representing cellulose insoles.

Stiffeners. Toe and heel stiffeners are designed to provide a range of different stiffness, shape, support and feel characteristics for the toe and heel area of a shoe, known as "toe puffs" or "box toes" and "counters". Stiffeners are among the most technically complex components of a shoe, with the products being made from a wide range of raw material and process combinations, utilizing most of the Company's core manufacturing technologies. The Company's more environmentally sound thermoplastic stiffeners are more attractive to manufacturers than a chemical solvent based alternative. The Company's stiffeners are also ideal for more complex athletic shoes, which require sophisticated stiffeners given certain sports' needs for rigid footwear. In 1998 total sales of stiffeners were (pound)18.9 million, representing 17% of sales.

Other Footwear Materials. The Company also produces or distributes a wide range of other shoe construction materials. These include shoe lining material sold under the "Aquiline" brand name and products produced by the Unifast division which sells steel shanks, tacks, nails, shoe consumables and accessories, such as reinforcing tapes, eyelets and adhesives. In 1998, total sales of these footwear materials products were (pound)21.8 million, representing 20% of sales.

Industrial Products. The Company manufactures products for applications which are not associated with the footwear industry but which require similar manufacturing processes to the Company's core technologies. These niche products span the cellulose, non-woven and

Unifast production areas. Industrial products produced using cellulose technology include materials for automotive air fresheners and stiffeners for baseball caps. The non-woven production process has been adapted for use in high performance air filtration applications, in speciality medical dressings and "no-dig" installed-pipe repair liners, which permit the repair of installed pipes without excavation. The Unifast division utilizes its tack and nail manufacturing capacity to produce machine-applied carpet gripper pins and ballistic nails for industrial use. In 1998, total sales of industrial products were (pound)12.7 million, representing 11% of sales.

Shoe Machinery Products. In Australia, Mexico and New Zealand the Company distributes shoe manufacturing machinery and associated products produced primarily by the Company's former shoe Machinery business. In 1998, this activity contributed sales of (pound)2.0 million representing 2% of sales.

Customers and Markets Served

The Company has three primary customer types: branded footwear companies, major manufacturers producing footwear under contract for other firms, and smaller, independent producers. The Company also sells its products to distributors and converters (companies that convert the Company's products to the actual product specification and layout required by the end shoe manufacturer) as well as customers for the Company's niche market industrial products.

The materials manufactured by the Company can be found in footwear produced by the world's leading branded footwear companies. Branded footwear companies generally produce a detailed specification for their shoes including a list of approved materials suppliers. Large footwear manufacturers, manufacturing under contract for these branded footwear companies, select their preferred footwear materials supplier from the specified list. As a global partner to many branded footwear companies, the Company supplies its products as the preferred supplier for that customer. In other cases, the Company's products are supplied to subcontractors in circumstances where the branded shoe company is unaware of the origin of the materials being used. When footwear is not required to be produced according to a prescribed specification, manufacturers will source independently from materials suppliers. The Company seeks to develop close relationships with its customers and, in particular, to become involved in assisting customers in the design of new end-products where this is a feature of the customer's business.

The Company believes that it is included on its customer's specification lists due to its reputation for a consistently high quality product. The Company's local presence and support is essential to its developing strong relationships with both major and smaller manufacturers, and to ensuring that local factory manufacturers follow the specifications of their customers. The Company believes that the strength of its customer relationships is a key competitive advantage at all levels. The ability to push demand for its products from branded shoe companies, while also pulling demand from individual shoe factories, is another competitive advantage which the Company believes would require considerable investment on the part of competitors to replicate.

Sales and Distribution

The Company believes that it is uniquely placed in the highly fragmented footwear materials industry in having a truly global presence with both branded shoe companies and direct users of its products. The Company employs over 300 marketing, distribution and technical support personnel and uses over 115 agents and over 50 distributors. This extensive distribution network allows the Company to sell its products effectively throughout more than 90 countries, and to cover all of the world's major footwear manufacturing regions. The Company supports its strong distribution capability through its network of 27 field warehouses. Distributors and agents are supported by regionally-based sales and technical specialists allowing the Company to deliver high levels of customer service locally in its significant markets. The Company's global presence enables it to provide price, quality and delivery on a world-wide basis.

Manufacturing

The Company has an expertise in tailoring a variety of distinct manufacturing processes to produce innovative technical products for the footwear industry. The Company's primary manufacturing process is the treatment of cellulose and synthetic fibres with latex to produce insoles. The Company further processes the synthetic products to produce stiffeners. The Company also processes metal strip and wire to produce shanks, tacks and nails.

The large majority of the Company's insole and stiffener material is produced in sheet or roll form to facilitate transport and shipment. This material then requires further conversion before use in footwear manufacture. Such conversion consists of cutting or molding the product to specification. The labor-intensive conversion process is typically carried out by third party converters.
The Company converts a small proportion of its material itself as a service to its customers.

Cellulose Manufacturing Process. The cellulose manufacturing process is used primarily for the production of insole material. In a process similar to the manufacture of paper, pulp is combined with synthetic latex into a saturated board which is then dried and cured so that the latex acts as a binder for the board. Trace additives and coatings are used to develop the required properties for different grades of product. Cellulose insole material may require further treatment with coatings of polymeric film or laminating with layers of foam to enhance waterproofing, comfort and other characteristics. The Company does not perform these processes in-house, but rather outsources them or sells its cellulose products on for further processing.

Synthetic  Non-Woven  Manufacturing  Process.  Stiffeners  and a portion  of the
Company's insoles and other products are produced using synthetic, non-woven materials. The primary production begins with the processing of polyester and other synthetic fibres to produce felt of various grades and thickness. As a non-woven process, the synthetic fibres are intertwined rather than woven. In some cases, this is followed by heat treatment. Further stages involve impregnation with synthetic rubbers and may include coloring and finishing, which includes printing, splitting and sueding. The reels of felt are impregnated and rolled to the correct gauge and an adhesive coating is added to one or both sides. The material is then cut into sheets or rolls.

Specific, non-woven processes are occassionally outsourced to supplement in-house production, particularly in the area of fabric manufacturing. All outsourcing takes place with established supplier links and is usually for short periods only.

Manufacturing of Tacks, Nails and Shanks. The Unifast division manufactures tacks, nails and steel shanks. Tacks and nails are made from rolls of wire which are punched by a die and then cut to form the tacks and nails. A sophisticated manufacturing process is required to make the tacks and nails suitable for usage in high speed machines. Further processing may include threading, heat treating or plating. Shanks are stamped and formed from rolls of sheet steel in thousands of different shapes, heat treated, washed and packed.

Manufacturing of Other Industrial Products. The Company has developed expertise within its core technologies which has enabled it to make a number of unique products for industrial applications outside of footwear manufacturing. These products utilize the Company's manufacturing skills and technical expertise to engineer innovative solutions for other industries. Products include materials for vehicle air fresheners, imitation leather goods, speciality medical dressings, filtration products and pipelining systems.

Intellectual Property

The Company utilizes trademarks on nearly all of its products, and believes having such distinctive trademarks is an important factor in creating and maintaining the strong market position for its goods and services. This further serves to identify the Company and distinguish its goods from those of its competitors. The Company considers the "Texon", "Aquiline", "Tufflex", "Formo", "IVI", "Unifast", and "Implus" trademarks to be among its most valuable assets, and has registered trademarks in over 80 countries. The Company's policy is to protect vigorously its trademarks against infringement. The Company does not believe it is dependent to any significant extent upon any single or related group of patents, licenses or concessions.


Item 2.   Description of Property

Land Disposal

The land and buildings owned by Texon UK Ltd (a wholly owned subsidiary) and situated in Leicester, UK were sold to a property developer on October 9, 1998. The terms of the sale include a sale price of (pound)8.0 million, consisting of (pound)4.0 million paid in cash and a (pound)4.0 million interest bearing loan note issued by the developer. As an incentive to the Company's tenant to sign a long term rental agreement (pound)1.0 million of the loan note has been assigned to them. The Company believes that, as the loan note does not have a fixed repayment date, it would not be prudent to recognize the full (pound)3.0 million gain on disposal immediately. As such, (pound)1.0 million has been included in the Company's results for the year ended December 31, 1998, representing management's estimate of net realisable value of the loan notes at this date. The Company pays an annual rent of (pound)0.5 million for the use of its offices and factory located on this site.

In addition to its executive offices in Leicester, U.K. the Company operates six major facilities in five countries with a total of approximately 81,394 square meters, of which the Company currently owns approximately 46,742 square meters and leases 34,652 square meters. These facilities are as follows :


                            Size                          Description of
Location              (approx sq.mtrs)  Owned/Leased   Products Manufactured
--------              ---------------   ------------   ---------------------

Europe
Leicester, U.K.            16,000          Leased      Tack and nails; steel
                                                       shanks; conversion of
                                                       stiffeners; industrial
                                                       product components
Skelton, U.K.              18,652          Leased      Non-woven materials
Mockmuhl. Germany          19,150          Owned       Cellulose products
Ripatransone, Italy         5,630          Owned       Cellulose products

United States
Russell, Massachusetts     14,220          Owned       Cellulose products

Asia
Foshan, China               7,742          Owned       Cellulose products


In order to achieve benefits from manufacturing efficiencies, on October 22, 1998, the Company ceased production in its non-woven facility at Ontinyent in Spain and relocated the production plant to the main non-woven production site at Skelton, U.K.

The Company continues to invest for the future with capital expenditures of (pound)2.0 million and research and development expenditures of (pound)1.5 million during the year ended December 31, 1998.


Item 3.   Legal Proceedings

From time to time, the Company is involved in routine litigation incidental to its business. The Company is not party to any pending or threatened legal proceeding which the Company believes would have a material adverse effect on the Company's results of operations or financial condition.


Item 4.   Control of Registrant

                             PRINCIPAL SHAREHOLDERS

The following table furnishes information as to the beneficial ownership of the outstanding Voting Ordinary Shares by (i) each person known by the Company to beneficially own more than 10% of the outstanding Voting Ordinary Shares and
(ii) all directors and officers of the Company as a group.


                                                          Amount of Beneficial
                                                                Ownership
                                                          ---------------------
                                                          Number of  Percentage
                                                            Shares      Owned
                                                          ---------  ----------

Principal Shareholders
Apax Funds Nominees Ltd                                   2,852,776     75.95
All directors and officers as a group(1) (3 persons)      3,172,776     84.47

(1) Includes 2,852,776 Voting Ordinary Shares owned by funds advised by Apax. A non executive director of the Company is a director of Apax Partners & Co. Strategic Investors Limited and Apax Partners & Co. Ventures Limited. The non executive directors disclaim beneficial ownership of the shares held by funds advised by Apax.


Item 5.  Nature of Trading Market

The Company's series A Senior Notes due 2008 (the "Notes") are eligible for trading in the Private Offering, Resale and Trading through Automated Linkages (PORTAL) Market, the National Association of Securities Dealers' screenbased, automated market for trading of securities eligible for resale under Rule 144A. The Company does not intend to list the Notes on any national securities exchange other than the Luxembourg Stock Exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. Accordingly, no assurance can be given that an active market will develop for any of the Notes or as to the liquidity of the trading market for any of the Notes. If a trading market does not develop or is not maintained, holders of the Notes may experience difficulty in reselling such Notes or may be unable to sell them at all. If a market for the Notes develops, any such market may be discontinued at any time. If a trading market develops for the Notes, future trading prices of such Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Company, the Notes may trade at a discount from their principal amount.

Item 6.   Exchange Control and Other Limitations Affecting Security Holders.

There are no limitations under UK law, decrees or regulations, as currently in effect, that would affect the transfer of capital, interest or other payments to non-UK resident holders of the Senior Notes, except as set forth in "Item 7 - Taxation".


Item 7.   Taxation

The following discussion is a summary of certain U.S. federal income tax consequences of the ownership of Notes by U.S. Holders (as defined below). The summary is not a complete analysis or description of all potential tax consequences to such holders and does not address all tax considerations that may be relevant to all categories of potential purchasers (such as dealers in securities or commodities, tax-exempt investors, investors whose functional currency is not the U.S. dollar and other investors subject to special rules, including investors holding Notes as part of the currency hedge, a straddle, a "synthetic security", or other integrated investment (including a "conversion transaction") comprised of a Note and one or more other investments).

Holders of Notes are urged to consult their own tax advisors concerning the U.S. federal, state and local tax consequences of the purchase, ownership and disposition of Notes.

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements, and existing and proposed Treasury regulations, changes to any of which after the date hereof could apply on a retroactive basis and affect the tax consequences described herein.

Taxation of Interest. While the Notes continue to be in bearer form and are listed on a recognized stock exchange (as defined by section 841 Taxes Act 1988) interest on the Notes may be paid without withholding for income tax provided:

      (a) the person by or through whom the payment is made is not in the U.K.;

      (b) the payment is made by or through a person who is in the U.K. and either of the following requirements is met

          (i) the person receiving the interest is beneficially entitled to the interest, beneficially owns the Notes and is not resident in the U.K. for tax purposes; or

          (ii) the Notes are held within a recognized clearing system within the meaning of section 841A Taxes Act 1988 (The Euroclear Operator and Cedel have each been designated as a recognized clearance system for this purpose).

       and the person by or through the payment is made has received a declaration to that effect in the form required by law and the Inland Revenue has not issued a notice to the person by or through whom the payment is made stating that they consider that the above conditions have not been satisfied.

If the above requirements are not satisfied, interest will be paid under deduction of income tax at the lower rate subject to any direction to the contrary by the Inland Revenue in respect of any relief which may be available pursuant to the provisions of any applicable double taxation treaty.

The interest on a Note is derived from the U.K. and accordingly will be chargeable to U.K. tax by direct assessment even if the interest is paid without deduction. Interest on the Notes received without deduction or withholding will not be chargeable to U.K. income tax in the hands of a holder of a Note who is not resident in the U.K. unless the holder of the Note carries on a trade, profession or vocation within the U.K. through a UK branch or agency in connection with which the interest is received or to which the Notes are attributable.

Where interest on the Notes has been paid under deduction of lower rate income tax. Noteholders who are not resident in the U.K. may be able to recover all or part of the tax deducted if there is an appropriate provision under an applicable double taxation treaty between the country in which they are resident for tax purposes and the U.K. A U.S. holder who is entitled to the benefit of the U.S./U.K. double taxation treaty would normally be able to recover in full any tax withheld by making the appropriate claim. A claim may be made by a United States holder prior to the interest being paid and if accepted the Inland Revenue will authorize subsequent payments to be made without withholding. In the case of an advance claim such a claim should be made well in advance of the interest payment date and in the case of a claim for repayment well before the end of the appropriate limitation period (six years after the end of the U.K. year of assessment to which the interest relates).

The term "U.S. Holder" means a beneficial owner of a Note that (a) purchased the
Note in the Offering, (b) holds the Note as a capital asset and (c) is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof or (iii) otherwise subject to U.S. federal income tax on a net income basis in respect of the Notes.

Payments of Interest. The gross amount of interest paid on a Note will be includible in the gross income of a U.S. Holder at the time it is received or accrued, depending on the Holder's method of accounting for U.S. federal income tax purposes, under the rules described below. The Notes are not anticipated to be issued at a discount that is not treated as de minimis for U.S. federal income tax purposes, and therefore the Notes are not anticipated to be issued with any original issue discount. This treatment is based upon the assumption that no liquidated damages will be paid on account of a Registration Default. The United States Internal Revenue Service could, however, assert a different position, which could result in the Notes being treated as issued with original issue discount, and thereby affecting the timing and character of interest income of U.S. Holders.

In the case of a cash method U.S. Holder, the amount of interest income in respect of any interest payment will be determined by translating such payment into U.S. dollars at the spot exchange rate in effect on the date such interest payment is received. No exchange gain or loss will be realized with respect to the receipt of such interest payment, other than exchange gain or loss that is attributable to any difference between the exchange rate utilized to translate the Deutsche Mark payment into U.S. dollars by the Paying Agent and the spot exchange rate in effect on the date such interest payment is received or, in the case of a U.S. Holder that elects to receive payments on the Notes in Deutsche Marks, that is attributable to the actual disposition of the Deutsche Marks received. Any such exchange gain or loss will generally be treated as ordinary income or loss. In the case of an accrual method U.S. Holder, the amount of any interest income accrued during any accrual period will generally be determined by translating such accruals into U.S. dollars at the average exchange rate applicable to the accrual period (or, with respect to an accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year). Such a U.S. Holder will additionally realize exchange gain or loss with respect to any interest income accrued on the date such interest income is received (or on the date the Note is disposed of) in an amount equal to the difference between (x) the U.S dollars received in respect of such interest payment or, in the case of a U.S. Holder that elects to receive payments on the Notes in Deutsche Marks, the amount determined by converting the amount of the payment received into U.S. dollars at the spot exchange rate in effect on the date such payment is received and (y) the amount of interest income accrued in respect of such payment according to the rule set forth in the prior sentence. Notwithstanding the rules described above, an accrual method U.S. Holder may alternatively make an election to apply a "spot accrual convention" that effectively allows such U.S. Holder to translate accrued interest into U.S. dollars at a single spot exchange rate, as set forth in Treasury regulations section 1.988-2(b)(2)(iii)(B). The amount of interest income received by a U.S. Holder as set forth in this paragraph will generally be treated as "passive income" or, in the case of certain U.S. Holders, "financial services income", from sources outside the United States, and any foreign currency exchange gain or loss as set forth in this paragraph will generally be treated as realized from sources within the United States.

Sale, Retirement and Other Disposition of the Notes. Upon the sale, exchange or retirement of a Note, a U.S. Holder will generally recognize a taxable gain or loss equal to the difference between the amount realized (not including any amounts received that are attributable to accrued and unpaid interest, which will be taxable as interest income, and exchange gain or loss as set forth above and in this paragraph) and the U.S. Holder's tax basis in the Note. A U.S. Holder's tax basis in a Note generally will be its cost, which generally will be calculated by reference to the spot exchange rate for Deutsche Marks in effect on the date of purchase. The value of any amount received by a U.S. Holder on retirement of the Note generally will be determined by reference to the spot exchange rate for Deutsche Marks in effect on the date the Note is retired. Gain or loss recognized on the sale or retirement of a Note (determined as described above) will be capital gain or loss and will be long-term gain or loss if the Note was held for more than one year at the time of the disposition. U.S. Holders that are individuals may be eligible for preferential treatment for net capital gains, particularly with respect to capital assets that are held for more than 18 months at the time of disposition. Gain recognized by a U.S. Holder generally will be treated as U.S. source income. U.S. Holders should consult their tax advisors regarding the source of loss recognized on the sale, exchange or retirement of a Note. Notwithstanding the foregoing, gain or loss recognized by a U.S. Holder on the sale, exchange or retirement of a Note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in Deutsche Mark exchange rates during the period in which the U.S. Holder held the Note or, in the case of a U.S. Holder that does not elect to receive payments on the Notes in Deutsche Marks, to the extent of any difference between the amount realized on retirement of the Note calculated by reference to the spot exchange rate for Deutsche Marks in effect on the date of retirement and the actual amount of U.S. dollars received. In general, such foreign currency gain or loss will be treated by a U.S. Holder as realized from sources within the United States.

Information Reporting and Backup Withholding. In general, information reporting requirements will apply to certain payments of principal and interest paid in respect of the Notes and to the sales proceeds of Notes paid to U.S. Holders, other than certain exempt U.S. Holders (such as corporations). A 31% backup withholding tax will apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or certification of foreign or other exempt status or to comply with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules will be eligible for credit against such U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Item 8.   Selected Historical Consolidated Financial
          Information and Other Data


The following table presents as of the dates and for the periods indicated selected historical consolidated financial information of the Company. The historical consolidated financial information of USM (Holdings) Limited for the period from January 1, 1995 to April 24, 1995, and of United Texon Limited for the period from April 25, 1995 to December 31, 1995, and for the years ended December 31, 1996 and 1997, Texon International plc for the years ended December 31, 1997 and 1998 has been derived from the audited consolidated financial statements of the Company (including the Machinery business) included elsewhere herein.

The information contained in the following tables should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's historical Consolidated Financial Statements and related notes included elsewhere in this document.

The selected historical consolidated statement of operations data for the five year period ended December 31, 1998 reflects the results of operations of the Materials business only. Historical consolidated information set forth in the table under "Other Data" for these periods also reflects the results of the Materials business only. The Texon International plc historical consolidated balance sheet data as of December 31, 1998 and 1997 reflects the financial position of the Materials business only. Historical consolidated balance sheet data for all other periods reflect the financial position of both the Materials business and the Machinery business as U.K. GAAP does not require the restatement of prior year balance sheets for discontinued operations.

The Company was incorporated on October 9, 1997 and on December 23, 1997 entered into an acquisition agreement with the shareholders of United Texon Limited under which the Company agreed to acquire the entire issued share capital of United Texon Limited. Under the terms of the agreement, the Company had control of the financial and operational management of United Texon Limited effective December 31, 1997. The Company had no operations from its incorporation on October 9, 1997 to December 31, 1997 consequently there was no consolidated profit and loss account for that period.

United Texon Limited was incorporated on January 5, 1995. On April 24, 1995 United Texon Limited acquired USM (Holdings) Limited. In 1995, Apax Partners &
Co. Strategic Investors Limited and Apax Partners & Co. Ventures Limited (together "Apax"), led an institutional buy-out of USM (Holdings) Limited and its subsidiaries, which at that time operated both the footwear materials business carried on by the Company and a machinery business which sells and services machines used to manufacture shoes. During 1997, the Materials business and the Machinery business were separated into two groups and, as of December 31, 1997, were demerged.

The Company prepares its Consolidated Financial Statements in accordance with U.K. GAAP which differs in certain material respects from U.S. GAAP. These differences have a material effect on net income/(loss) and the composition of shareholder's deficit and are summarized in Note 29 to the Consolidated Financial Statements of the Company included elsewhere in this document.




                                                SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
                                                                     INFORMATION AND OTHER DATA


                                         USM (Holdings) Limited                            United Texon Limited
                                         ------------------------------   ------------------------------------------------
                                                                            Historical
                                         ---------------------------------------------------------------------------------
                                                                          Period from
                                           Year  Ended   Period from      April 25, to        Year ended         Year ended
                                           December 31,  January 1 to     December 31,        December 31,       December 31,
                                            1994(b)      April 24, 1995        1995              1996                1997
                                         -------------------------------------------------------------------------------------------
                                           (unaudited)
                                                                          (Pounds sterling in thousands)


Statement of Operations
Data:
Amounts in accordance
with U.K. GAAP:
  Sales turnover(a) .......................    109,847     38,401             77,295            128,602            122,343
  Cost of goods sold ......................     73,121     26,064             54,645             84,321             79,802
  Gross Profit ............................     36,726     12,337             22,650             44,281             42,541
  Operating Expenses(c) ...................     24,458      8,409             16,717             28,001             32,932
  Income from Continuing operations .......     12,268      3,928              5,933             16,280              9,609
  Exceptional items(d) ....................        463       --                1,634               --                 --

  Income before taxes and interest ........     11,805      3,928              4,299             16,280              9,609

  Interest expense, net ...................      8,307      2,972              7,106             10,044             10,199
  Amortization of deferred
    financing costs .......................       --         --                 --                 --                 --

  Income before taxes and
    minority interests ....................      3,498        956             (2,807)             6,236               (590)
  Income tax expense ......................        921        367                682              2,387              1,492
  Income before minority Interests ........      2,577        589             (3,489)             3,849             (2,802)
  Minority interests in
    (earnings)/losses(h)...................        238         68               (109)              (293)              (305)
  Net income/(loss)
    Continuing operations .................      2,815        657             (3,380)             3,556             (2,387)
  Net income/(loss)
    discontinued operations ...............        450        307            (11,672)            (4,285)            (1,931)
    net income/(loss) .....................      3,265        964            (15,052)              (729)            (4,318)
Other Data:
 Amounts in accordance With U.K GAAP:
  Depreciation and amortization ...........      1,902        805              1,424              2,161              2,355
  Capital expenditures ....................      1,770        496              1,455              3,188              1,722
  Ratio of earnings to fixed charges(f)....        1.4x       1.3x               0.6x               1.6x               0.9x
   Shortfall of earnings to fixed
     charges ..............................        --         --              (2,807)                --               (590)


=======================================================TABLE HAS BEEN SPLIT========================================================

                                               Texon International plc
                                               -----------------------
                                                     Historical
                                                ----------------------

                                                     Year ended
                                                    December 31,
                                                       1998
                                                 -----------------
                                            (Pounds sterling thousands)

Statement of Operations
Data:
Amounts in accordance
with U.K. GAAP:
  Sales turnover(a) .......................            110,880
  Cost of goods sold ......................             72,193
  Gross Profit ............................             38,687
  Operating Expenses(c) ...................             26,106
  Income from Continuing operations .......             12,581
  Exceptional items(d) ....................               (957)
  Income before taxes and interest ........             13,538
  Interest expense, net ...................              9,147
  Amortization of deferred
    financing costs .......................                682

  Income before taxes and
    minority interests ....................              3,709
  Income tax expense ......................              1,303
  Income before minority
    Interests .............................              2,406
  Minority interests in
    (earnings)/losses(h)...................              (184)
  Net income/(loss)
    Continuing ............................              2,222
    operations
  Net income/(loss)
    discontinued operations ...............               --
  net income/(loss) .......................              2,222
Other Data:
 Amounts in accordance With U.K GAAP:
  Depreciation and
    amortization ..........................              1,910
  Capital expenditures ....................              2,038
  Ratio of earnings to
    fixed charges(f).......................               1.5x
  Shortfall of earnings to
    fixed charges .........................                --



See notes to Selected Historical Consolidated  Financial Information and Other
Data.






                                                                 Texon International plc
                                                ------------------------------------------------------
                                                 Historical   Historical       Historical
                                                 -------------------------------------------
                                                 Year ended   Year ended       Year ended
                                                 December 31, December 31,     December 31,
                                                 1996         1997             1998
                                                 -------------------------------------------
                                                        (Pounds sterlin in thousands)
                                                 -------------------------------------------


Statement of Operations Data:
Amounts in accordance with U.S. GAAP:
   Sales turnover(a) ........................    128,602      122,343          110,880
   Cost of goods ............................     84,321       79,802           72,193
   Gross profit .............................     44,281       42,541           38,687
   Operating  expenses (including
     amortization of goodwill)(c)............     32,318       36,183           27,435
                                                                                32,318
   Income from continuing operations(e) .....     11,963        6,358           11,252
   Interest expense, net ....................     10,044       10,199            9,147
   Amortization of deferred financing costs .       --           --                682
   Income before taxes and minority interests      1,919       (3,841)           1,423
   Income tax expense .......................      2,657        1,508            1,277
   Income  before  taxes, extraordinary
     items and minority interests ...........       (738)      (5,349)             146
   Minority interests in (earnings) losses(h)       (293)        (305)            (184)
   Net loss from continuing operations ......     (1,031)      (5,654)             (38)

Other Data:
Amounts in accordance with U.S. GAAP:
   Depreciation and amortization ............      6,647        6,412            5,850
   Capital expenditures .....................      3,188        1,722            2,038
   Ratio of earnings to fixed charges(f) ....       1.2x         0.6x             1.1x
   Shortfall of earnings to fixed charges ...       --         (3,841)            --




See Notes to Selected Historical Consolidated Financial Information and Other Data.

SELECTED HISTORICAL AND CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA


                             USM (Holdings) Limited       United Texon Limited        Texon International plc
                           ---------------------------  ------------------------    ----------------------------
                                                 Historical                                 Historical
                           -----------------------------------------------------    ----------------------------
                               As of         As of         As of         As of            As of         As of
                           December 31,    April 24,   December 31,  December 31,      December 31,  December 31,
                              1994(b)        1995          1995          1996             1997          1998
                           -----------------------------------------------------    -----------------------------
                            (unaudited)

                                       (Pounds sterling in thousands)


Consolidated Balance
Sheet Data:
  Amounts in accordance
   with U.K. GAAP:
  Total assets ........    118,447        121,770        114,628         99,386         54,315         49,927
  Total debt(g) .......     98,812         92,967        104,059         87,221         87,660         90,539
  Obligations under
   finance lease ......        616            581            509          1,092            922          1,245
  Total shareholder's
   deficit ............    (51,724)       (51,613)       (70,588)       (66,066)       (68,629)       (73,619)


                                                     Texon International plc
                                      ------------------------------------------------------
                                      Historical                      Historical
                                      ----------------  ------------------------------------
                                      As of                   As of            As of
                                      December 31,            December 31,     December 31,
                                      1996                    1997             1998
                                      --------------    ------------------  ----------------
                                                  (Pounds sterling in thousands)

Consolidated Balance Sheet Data:
  Amounts in accordance with
  U.S. GAAP:
Total assets ................          128,600                  121,346           121,250
Total debt(g) ...............           87,221                   87,660            90,539
Total shareholders' (deficit)          (26,964)                 (1,792)          (10,336)






See Notes to Selected Historical Consolidated Financial Information and Other Data.

        NOTES TO SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED
                      FINANCIAL INFORMATION AND OTHER DATA

a) Sales turnover includes amounts from transactions with the discontinued business to reflect the total sales of the Materials business. These amounts have been eliminated in the consolidated financial statements

b) The Consolidated Statement of Operations Data and Other Data presented for the year ended December 31, 1994 contains unaudited information that reflects the operating results of the Materials business only. The audited financial statements for these periods do not reflect the segregation of the Materials business and the Machinery business.

c) Operating expenses for the year ended December 31, 1997 include certain non-recurring expenses totalling (pound)5.6 million. These expenses include (pound)1.7 million relating to fees incurred in connection with a contemplated sale of the Materials business, the sale was abandoned by the shareholders in October 1997, (pound)1.1 million in refinancing costs and (pound)2.8 million as the cost of the exercise of management share options on completion of the Offering. Operating expenses for year ended December 31, 1998 include (pound)0.8 million of costs in connection with reorganisation of the business.

d) Exceptional items under U.K. GAAP for the period from April 25, 1995 to December 31, 1995 and the year ended December 31, 1994 relate to restructuring costs for employee severance costs of (pound)1,634,000 and aborted initial public offering costs of (pound)463,000, respectively.

     The exceptional item for the period ended December 31, 1998 refers to the profit on disposal of property in Leicester, U.K. net of costs. This item is discussed in more detail under Item 2 of this report.

e)   Income  from  continuing  operations  under  U.S.  GAAP is arrived at after taking into account the differences relating to the amortization of goodwill, the treatment of pensions and other post-retirement benefits, the calculation of property profits, the United Texon Limited acquisition costs and the extraordinary debt extinguishment costs as set out in Note 30 to the Consolidated Financial Statements included elsewhere herein. The continuing operations portion of the goodwill amortization differences for the years ended December 31, 1998, 1997 and 1996 amount to (pound)3,940,000,(pound)4,057,000 and(pound)4,486,000 respectively. The continuing operations portion of the difference relating to pensions and post-retirement benefits for the years ended December 31, 1998, 1997 and 1996 amounts to(pound)(2,649,000),(pound)162,000 and(pound)169,000 respectively. The continuing operations portion of the difference relating to United Texon Limited acquisition costs for the year ended December 31, 1997 amounts to (pound)500,000. The continuing operations portion of the difference relating to the extraordinary debt extinguishment costs for the year ended December 31, 1997 amounts to(pound)1,144,000.

f) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as net income before provision for income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness and one-third of rental expense on operating leases, representing that portion of rental expenses deemed by the Company to be attributable to interest.

g) Under U.K. GAAP, costs associated with the issuance of debt are deducted from the amounts raised for the purposes of balance sheet presentation and amortized over the life of the debt.

h) The minority interest calculation is based on the income before tax (earnings) of the Foshan operation.


Item 9. Management's Discussion And Analysis Of Financial Condition And Results Of Operations.

Comparison of Year ended December 31, 1998 to year ended December 31, 1997.

Sales Turnover. Sales for the year ending December 31, 1998 were (pound)110.9 million, a decline of (pound)11.4 million or 9.4% when compared to the same period in 1997. On a constant currency basis the sales decreased by 7.1% in 1998 compared to 1997. The Company believes there are several reasons for the decline. Sales in Europe declined by 7.4% to (pound)54.8 million partly as a result of a reduction of European footwear production exported to Russia and a retail sales drop in the UK, which has particularly affected UK footwear production. Sales in Asia declined by 2.1% to (pound)25.9 million resulting from a continuing slowdown in the global athletic footwear market and economic uncertainty in the region. In the Americas, sales declined by 5.6% to (pound)20.4 million, predominantly in Brazil where the Company believes that a major footwear co-operative purchased excessive quantities in 1997 and has been consuming the excess inventory throughout 1998. Australasia saw sales fall by 19.7% or (pound)1.3 million, on a constant currency basis, which the Company believes is a result of the reduction in import tariffs which has damaged the local footwear industry. Further evidence of the difficult trading conditions in the footwear industry during the year ended December 31,1998 is apparent by analyzing the sales by product group. Insole sales decreased by 9.8% to (pound)55.5 million for the year. Stiffeners sales declined to (pound)18.9 million from (pound) 20.5 million for the same period in 1997, and other footwear product sales declined by 14.7% to (pound)23.8 million during 1998. In contrast industrial product sales increased by 2.7% to (pound)12.7 million for the year ending December 31, 1998.

Gross Profit. Gross Profit decreased to (pound)38.7 million for the year ended December 31, 1998 from (pound)42.5 million for the same period in 1997. As a percentage of sales however the gross profit increased from 34.8% for 1997 to 34.9% in 1998. This increase was primarily due to continuing manufacturing efficiencies in the production of cellulose products and the stability of the price of pulp, the main raw material used in the production of cellulose, during 1998, more than offsetting the severe price competition the Company experienced in several markets.

Marketing and Administrative expenses. At (pound)26.1 million for the year ended December 31, 1998 marketing and administrative expenses decreased by (pound)6.8 million from the same period in 1997. However, 1998 included (pound)0.8 million of exceptional reorganisation costs and 1997 included (pound)5.7 million of exceptional expenses relating to fees incurred in connection with a contemplated sale of the business, the cost of exercise of management options and refinancing costs. Excluding these exceptional costs marketing and administrative costs decreased by (pound)1.9 million during 1998, primarily due to the reorganisation plan implemented in the second half of 1998.

Profit on ordinary activities before interest and taxation. Profit on ordinary activiites before interest and taxation increased from (pound)9.6 million for the year ended December 31, 1997 to (pound)13.5 million for the year ended
December 31, 1998. When excluding the exceptional items, profit on ordinary activities before interest and taxation decreased by (pound)0.9 million, from the same period last year. As a percentage of sales, profit on ordinary activities before interest excluding exceptional items increased from 12.5% in 1997 to 12.9% in 1998.

Interest Expense. Interest expense including amortization of deferred financing costs decreased from (pound)10.2 million for the year ended December 31, 1997 to (pound)9.8 million for the year ended December 31, 1998. However, there is no direct comparison between these two periods due to the restructuring of the Company's debt through the issuance of Notes in January 1998.

Taxation. The tax charge decreased by(pound)0.2 million to(pound)1.3 million for the year ended December 31, 1998. The decrease is in part due to lower overseas tax charges.

Net Income/(Loss). The net income of (pound)2.2 million for the year ended December 31, 1998, compares to a net loss of (pound)2.4 million for the same period of 1997. The variance was a result of the factors described above.

Comparison of Year Ended December 31, 1997 to Year Ended December 31, 1996

Sales turnover. Sales decreased (pound)6.3 million, or 4.9%, to (pound)122.3 million in 1997 from (pound)128.6 million in 1996. On a constant currency basis, however, sales increased by 4.5% during 1997 from the comparable period in 1996. Sales of insoles decreased (pound)3.6 million, or 5.5% to (pound)61.5 million in 1997 from (pound)65.1 million in 1996. On a constant currency basis, however, insole sales increased 5.4% due to an increase in the volume of cellulose insoles sold in the Middle East and an increase in sales of non-woven insoles in Asia. Sales of stiffeners increased (pound)0.7 million, or 3.7%, to (pound)20.5 million in 1997 from (pound)19.8 million in 1996. On a constant currency basis, however, sales of stiffeners increased 10.5%, mainly as a result of additional sales volume in Asia following the Company's marketing initiative to replace solvent stiffeners with the thermoplastic stiffeners in which the Company specializes. Sales of other footwear materials decreased (pound)3.3 million, or 10.6%, to (pound)27.9 million in 1997 from (pound)31.2 million in 1996. On a constant currency basis, sales volume of other footwear materials decreased by 2.0% primarily as a result of a decline in sales of tacks. Sales of industrial products remained constant at (pound)12.4 million in both periods.

Gross Profit. Gross profit decreased to (pound)42.5 million during 1997 compared with (pound)44.3 million in 1996. Gross profit increased to 34.8% of sales for 1997 from 34.4% for 1996. The increase was primarily due to the result of increased manufacturing efficiency in the production of cellulose products and increased sales volumes of higher-margin, non-woven materials to Asia for resale into western markets.

Marketing and administrative expenses. Marketing and administrative expenses increased by (pound)4.9 million or 17.6% to (pound)32.9 million during 1997, from (pound)28.0 million in 1996. However, marketing and administrative expenses include exceptional expenses relating to fees of (pound)1.7 million incurred in connection with a contemplated sale of the Materials business, which sale was abandoned by the Company's shareholders in October 1997, and (pound)1.1 million in refinancing costs. In addition, (pound)2.8 million, representing the cost of the exercise of the management share options on completion of the Offering is also included in marketing and administrative expenses. Excluding these exceptional items marketing and administrative expenses would have been (pound)27.3 million or 22.3% of sales. The increase in marketing and administrative expenses in 1997 was primarily due to higher costs associated with selling and marketing expenses for the distribution of non-woven products in the Asian market.

Operating Profit. Operating profit after exceptional items decreased (pound)6.7 million to (pound)9.6 million for the year ended December 31, 1997 compared to 1996. Excluding the exceptional expenses noted above, operating profit would have been (pound)15.2 million or 12.4% of sales as compared to (pound)16.3 million or 12.7% of sales in 1996. The variance was primarily the result of the factors discussed above as well as the negative impact on operating margins from the strength of Sterling against the major European currencies.

Interest.   Interest  expense  increased  by  (pound)0.2   million  or  2.0%  to
(pound)10.2 million for the year ended December 31, 1997 compared to 1996, reflecting a similar amount of debt in each period.

Taxation. The tax charge decreased by(pound)0.9 million to(pound)1.5 million for the year ended December 31, 1997. The decrease is in part due to lower overseas tax charges.

Net income/(loss). There was a net loss in the year to December 31, 1997 of(pound)2.4 million as compared to net income in 1996 of(pound)3.6 million. The variance was primarily the result of the factors discussed above.

Discontinued operations. Sales decreased (pound)11.2 million to (pound)67.0 million for the year ended December 31, 1997 as compared to the same period in 1996. The primary reasons for this fall in revenue was the sale of the South African operation in June 1997, (which resulted in a loss on sale of (pound)233,000), the run-down and factory closure in Taiwan, and the continuing strength of sterling.

Gross profit decreased from (pound)24.6  million in 1996 to (pound)21.9  million
in 1997,  mainly  as a result  of  lower  sales  volume.  When   expressed  as a
percentage of sales gross profit increased from 32% to 33%.

Marketing and administrative expenses in 1997 were (pound)24.6 million, a decrease of (pound)3.8 million from the (pound)28.4 million in 1996. The reduction is the result of the restructuring program implemented in 1995 to reduce the number of employees and cut costs.

Net loss in 1997 was (pound)1.9 million as against (pound)4.3 million in 1996. The improvement principally is due to the above decrease in operating expenses and the inclusion of the net profit on disposal of the Machinery business of (pound)1.6 million.

Marketing and administrative expenses when expressed as a percentage of sales for the Materials business are significantly lower than for the Machinery business (discontinued operations). The two principal reasons are that the Machinery business incurs both the employment costs of servicemen and the cost of spare parts used by the servicemen, reflecting the capital goods nature of its business, and its main operating facilities are located in high cost countries such as Germany and the UK.

During 1997, as part of the demerger process, the Company entered into the Credit Agreement with Chase Manhattan Bank, an affiliate of one of the Company's stockholders. Chase Manhattan Bank received fees for banking and strategic advice totalling (pound)0.8 million. Additionally, (pound)0.5 million is payable to Apax partners & Co., a stockholder of the Company, as an advisory fee.


Comparison of Year Ended December 31, 1996 to Year Ended December 31, 1995

For the purposes of discussing the 1995 results the financial information for year ended December 31, 1995 represents the aggregation of the results of USM (Holdings) Limited for the period from January 1, 1995 to April 24, 1995 and for United Texon Limited for the period from January 1, 1995 to December 31, 1995, as though the 1995 Acquisition had occurred on January 1, 1995. On a pro forma basis, net interest expense would have been increased by (pound)0.6 million, representing the additional interest expense associated with the 1995 Acquisition.

Sales turnover. Sales increased (pound)12.9 million, or 11.1%, to (pound)128.6 million in 1996 from (pound)115.7 million in 1995. On a constant currency basis, sales increased by 10.5%, or essentially by the same amount as on a nominal basis, reflecting the lack of overall foreign exchange distortions during the period. Sales of insoles increased (pound)8.9 million, or 15.8%, to (pound)65.1 million in 1996 from (pound)56.2 million in 1995. The insole product line benefited from the acceptance and increased usage in the Asian market of a new line of non-woven insoles especially designed for athletic shoes. Sales of stiffeners increased (pound)3.1 million, or 18.6%, to (pound)19.8 million in 1996 from (pound)16.7 million in 1995, primarily as a result of the acquisition of a new extrusion line which increased capacity significantly, and the acquisition of a new non-woven fabric plant in Spain. Sales of other footwear materials increased (pound)1.7 million, or 5.8%, to (pound)31.2 million in 1996 from (pound)29.5 million in 1995, primarily due to an increase in sales of shoe liners. Sales of industrial products decreased (pound)0.8 million, or 6.0%, to (pound)12.5 million in 1996 from (pound)13.3 million in 1995.

Gross Profit. Gross profit increased (pound)9.3 million, or 26.6%, to (pound)44.3 million in 1996 from (pound)35.0 million in 1995. Gross profit margin increased to 34.4% in 1996 from 30.2% in 1995. The increase resulted from the stabilization in global prices of pulp used in the cellulose manufacturing process, the increased price of which in 1995 negatively impacted gross margins for that year. In addition, the Chinese cellulose plant concentrated on margin improvement after the success of its initial market penetration in 1995.

Marketing and administrative expenses. Marketing and administrative expenses increased (pound)2.9 million, or 11.6% to (pound)28.0 million in 1996, from (pound)25.1 million in 1995. Marketing and administrative expenses remained constant at 21.7% of sales over the two periods. The increase in marketing and administrative expenses was due to increased expenses of the Chinese plant and higher distribution costs as a result of increased sales volume. In addition, 1995 expenses were reduced as a result of the refund to the Company of a U.K. property tax payment.

Operating Profit. Operating profit increased (pound)6.4 million, or 64.6%, to (pound)16.3 million in 1996, from (pound)9.9 million in 1995. Operating profit increased to 12.7% of sales in 1996 from 8.5% in 1995, primarily for the reasons discussed above.

Interest. Interest expense decreased by(pound)0.7 million or 6.5% to(pound)10.0 million in 1996 from(pound)10.7 million in 1995. The decrease in interest expense was mainly due to the decrease in debt during the period.

Taxation. The tax charge increased by(pound)1.4 million to(pound)2.4 million in 1996. The increase was due to higher taxable profits in overseas subsidiaries.

Net income/(loss). There was net income in 1996 from continuing operations of (pound)3.6 million compared to a net loss in 1995 of (pound)3.3 million. The increase was due to a combination of increased sales with higher margins and the exceptional items in 1995.

Discontinued operations. Sales decreased (pound)4.3 million from (pound)82.6 million in 1995 to (pound)78.2 million in 1996 this reduction was principally due to the continued weakness of demand in European and North American markets where the business has a high market share.

Gross profit in 1996 was (pound)24.6 million, similar to that achieved in 1995, however, cost of goods sold in 1995 included exceptional expenses of (pound)4.3 million relating to the restructuring program announced at the end of 1995. Excluding these exceptional expenses gross profit fell from 35% of sales in 1995 to 32% in 1996 mainly due to underutilization of the production facilities as a result of lower sales volumes.

Marketing and administrative expenses decreased by (pound)6.1 million to (pound)28.4 million in 1996, however, 1995 included exceptional expenses of (pound)4.2 million. Therefore, the net reduction was (pound)1.9 million, principally in administrative and research and development expenses as the restructuring program reduced employees and costs.

Net loss for 1996 was (pound)4.3 million as compared to (pound)11.4 million in 1995. Excluding the exceptional charge taken for restructuring the business in 1995 the net loss was (pound)2.9 million. The deterioration in profitability during 1996 was principally due to the reduction in turnover offset by reduced expense levels and the underutilization of the production facilities.

During 1995, in connection with the acquisition of United Texon Limited by Apax Partners & Co., the Company paid acquisition fees and expenses to Apax Partners & Co. of (pound)0.9 million and strategic advice fees to Bankers Trust Co., a former shareholder of the Company, of (pound)1.5 million.


Liquidity and Capital Resources

The Company's liquidity needs will arise primarily from debt service obligations on the indebtedness incurred in connection with the Notes and Revolving Facility, working capital needs and the funding of capital expenditures. The total liabilities at December 31, 1998 were (pound)123.1 million including consolidated indebtedness of (pound)91.8 million which compares to total assets of (pound)49.9 million. The excess of liabilities over assets of (pound)73.1 million is due to the writing off of goodwill.

The shareholders deficit as at December 31, 1998 was (pound)73.6 million compared with (pound)68.3 million as at December 31, 1997.

The Company's primary sources of liquidity are cash flows from operations and borrowings under the Company's (pound)15.0 million Revolving Facility. The net cash flow from operating activities for the year ending December 31, 1998 was (pound)10.1 million with unused available banking facilities at that date of (pound)11.9 million.

For the year ended December 31, 1998 the Company had a cash outflow of (pound)3.4 million after payment of interest of (pound)9.7 million, Senior Notes issuance costs of (pound)5.1 million and taxation of (pound)1.4 million. Sales of assets, primarily the Company's property in Leicester, U.K., generated (pound)4.2 million. Investment in capital expenditure of (pound)2.0 million was made during the period and the first instalment of (pound)0.5 million was paid for the acquisition of an additional 30% of the shares for the Company's operation in Foshan, China.

International Operations

The Company conducts operations in countries around the world including through manufacturing facilities in the UK, the United States, Germany, Italy and China. The Company's global operations may be subject to some volatility because of currency fluctuations, inflation and changes in political and economic conditions in these countries.

The financial position and results of operations of the Company's businesses outside the UK are measured using the local currency as the functional currency. Most of the revenues and expenses of the Company's operations are denominated in local currencies whereas the majority of raw material purchases are denominated in US dollars. Assets and liabilities of the Company's subsidiaries outside the UK are translated at the balance sheet exchange rate and statement of operations accounts are translated at the average rate prevailing during the relevant period.

Although 28% of the Company's sales are to Asia and the Pacific, these sales are to major footwear companies' subcontractors located in the region who export the substantial majority of their production. As such management estimates that less than 5% of their sales are used in footwear which is sold in Asia. Therefore the Company believes that the recent economic and banking problems experienced by some of the Asian countries should not have a material impact on the Company's results of operations and revenues.

The devaluation of certain Asian currencies has benefited some of the Company's competitors who manufacture their products in the region. However, as labor and overhead relative to raw materials which are substantially denominated in US dollars represent a small proportion of the cost of goods sold, management does not expect a material impact on the operations of the Company.

The Company's financial performance in future periods may be impacted as a result of changes in the above factors which are largely beyond the control of the Company.

Year 2000 Compliance

Following a comprehensive review of the Company's computer systems and plant and equipment which incorporate microprocessors, the Company is in the process of formulating and implementing a program designed to ensure that the software used in connection with the Company's business and operations will manage and manipulate data involving the transition of dates from 1999 to 2000 without functional or data abnormality and without inaccurate results related to such dates. This program includes both updating existing software and the implementation of new software at various locations and will be substantially completed during the second quarter of 1999. The Company currently estimates that the costs incurred to date of dealing with the Year 2000 problem, that are not related to ongoing systems updates, are not material. It also estimates that the additional costs to be incurred in connection with the Year 2000 program shall be approximately (pound)200,000 although there can be no assurance that this will be the case or that the Company will not incur additional costs in connection with such a program. All costs are expensed when incurred. To date no significant issues have been identified that management has not addressed.

The general expectation by those who have studied best practice in managing the Year 2000 problem is that even the best run projects will face some Year 2000 compliance failures. There can be no assurance that Year 2000 projects will be successful or that the date change from 1999 to 2000 will not materially affect an organization's operations and financial results. Businesses, including the Company, may also be affected by the inability of third parties to manage the Year 2000 problem.

Euro

The management have reviewed the implications of the single European Currency on our business and have assessed that the introduction of the Euro as a trading currency will have no material cost to our business other than through exchange rate effects.

Item 9A.  Quantitative and Qualitative Disclosures About Market Risk.


Disclosures about market risk

The Company's operations are conducted by entities in many countries and the primary market risk exposures of the Company are interest rate risk and foreign currency exchange risk. The exposure to market risk for changes in interest rates relates to its debt obligations, upon which interest is paid at both short-term fixed and variable rates, and local bank borrowings, upon which interest is paid at variable rates. The Company does not use any instruments by which to hedge against fluctuations in interest rates as it is believed that interest rates are low in the currencies in which debt is denominated and that the risk of major fluctuations in such interest rates is low.

The results of the Company's operations are subject to currency translation risk and currency transaction risk. Regarding currency translation risk, the operating results and financial position of each entity is reported in the relevant local currency and then translated into Sterling at the applicable exchange rate for inclusion in the financial statements of the Company. The fluctuation of Sterling against foreign currencies will therefore have an impact upon the reported profitability of the Company and may also affect the value of the Company's assets and the amount of the Company's shareholders equity.

Regarding currency transaction risk, fluctuations in exchange rates may affect the operating results of the Company because many of each entities costs are incurred in currencies different from the revenue currencies and there is also a time lag between incurrence of costs and the collection of related revenues. To protect against currency transaction risk the Company engages in hedging its net transaction exposure by the use of foreign exchange forward contracts to cover exposures arising from outstanding sales and purchase invoices. It has not covered outstanding sales or purchase orders unless they are firm commitments. At present hedging covers all traded currencies to which the Company is exposed and in which forward contracts may be undertaken. This includes the Euro and the U.S., Hong Kong, Australian and New Zealand Dollar. In addition the Company hedges against certain non-trading exposures by using foreign exchange forward contracts, these exposures being short-term loans between entities and interest payable (within one year) on the Senior Notes. Short-term loans may fluctuate in value depending upon the daily cash position of the various entities and may be denominated in any of the currencies stated above. Interest on the Senior Notes is payable in Euros and the Company has covered this exposure for payments due in 1998 and 1999.

Exchange Rate Sensitivity

The table below provides information about the Company's derivative financial instruments and other financial instruments by functional currency and presents such information in Sterling equivalents. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including foreign currency forward exchange agreements and foreign currency denominated credit and debt obligations. For credit and debt obligations, the table presents principal cash flows by expected maturity dates. For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

                                    As at December 31, 1998

                              Expected maturity date
                                       1999           Fair Value
                              ----------------------  ----------

(GBP Equivalent in thousands)

(Liabilities)/Assets

GBP Functional Currency :

Interest on debt (DEM) ......         (8,527)         (8,813)

Short term affiliate loans
       (EUR) ................           (721)           (721)
       (USD) ................           (557)           (557)

Trading transactions
       (EUR) ................          1,346           1,346
       (USD) ................            995             995

AUD Functional Currency:

Trading transactions
       (EUR) ................           (116)           (116)
       (GBP) ................           (153)           (153)
       (USD) ................           (147)           (147)

EUR Functional Currency :

Trading transactions
       (GBP) ................           (618)           (618)

HKD Functional Currency:

Trading transactions
       (GBP) ................           (244)           (244)
       (USD) ................            330             330

NTD Functional Currency :

Trading transactions
       (GBP) ................            263             263
       (USD) ................           (420)           (420)

MXP Functional Currency :

Trading transactions
       (GBP) ................           (283)           (283)
       (USD) ................           (255)           (255)

USD Functional Currency :

Trading transactions
       (EUR) ................            (59)            (59)

The Company's exposures are covered on a net basis and the following contracts were in place at December 31, 1998.

                                           Expected maturity date
                                                  1999              Fair Value
                                           ----------------------   ----------

(GBP Equivalent in thousands)

Forward Exchange Agreements

(Receive DEM/Pay GBP)
Contract amount                                   8,527               8,813
Average contractual exchange rate                  2.87

(Receive EUR/Pay GBP)
Contract amount                                     718                 725
Average contractual exchange rate                  1.43

(Receive USD/Pay GBP)
Contract amount                                     554                 557
Average contractual exchange rate                  1.67

(Receive HKD/Pay GBP)
Contract amount                                    723                  725
Average contractual exchange rate                12.87

(Receive GBP/Pay DEM)
Contract amount                                 (1,953)             (1,953)
Average contractual exchange rate                 2.77

(Receive GBP/Pay AUD)
Contract amount                                   (409)               (404)
Average contractual exchange rate                 2.67

(Receive GBP/Pay USD)
Contract amount                                 (1,907)             (1,917)
Average contractual exchange rate                 1.67


Interest Rate Sensitivity

The table below provides information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in Sterling equivalents, which is the Company's reporting currency.

                                              As at December 31, 1998

                                   Expected maturity date
                                           1999                   Fair Value
                                   ----------------------         ----------

(Liabilities)
(GBP Equivalent in thousands)

Debt :
Fixed Rate (EUR)                         (2,006)                    (2,006)
Average interest rate                      5.56%

Variable Rate (GBP)                        (547)                      (547)
Average interest rate                      7.25%

Variable Rate (EUR)                      (6,378)                    (6,378)
Average interest rate                      4.75%

Variable Rate (USD)                      (1,145)                    (1,145)
Average interest rate                      8.76%

No instruments used.

Impact of Price Fluctuations of Raw Materials on Results of Operations.

The Company purchases most of the raw materials for its products on the open market, and the Company's sales may be affected by changes in the market price of such raw materials. The Company does not generally engage in commodity hedging transactions for such raw materials. There can be no assurance that the Company will be able to pass on increases in the price of raw materials to its customers in the future, on a timely basis or at all. The results of the operations of the Company have in the past been affected by fluctuations in the price of the primary raw material, wood pulp, for its cellulose insoles. Wood pulp represented 26.3% of the Company's raw materials costs in 1998 and 17.0% of the Company's total cost of sales in that year. Additionally, significant increase in the price of the Company's products, due to increases in the cost of raw materials, could have a negative effect on demand for its products and a material adverse effect on the Company's business, financial condition and results of operations.

Risks of Environmental Liabilities.

The Company's facilities, several of which have been operated as industrial establishments for long periods of time, are subject to comprehensive environmental laws and requirements, including those governing discharges to the air and water, the handling of disposal of solid and hazardous substances and wastes and remediation of contamination associated with the release of hazardous substances at the Company's facilities and offsite disposal locations. The Company has made, and will continue to make, expenditures to comply with such laws and requirements. The Company believes that it will not require material capital expenditures to comply with applicable environmental laws during 1999 or in the foreseeable future. However, future events, such as changes in existing laws and regulations or the discovery of contamination at the Company's facilities, adjacent sites or offsite waste disposal locations, may give rise to additional compliance or remediation costs which could have a material adverse effect on the Company's results of operations or financial condition. Moreover, the nature of the Company's business exposes it to some risk of claims with respect to environmental matters, and there can be no assurance that the material costs or liabilities will not be incurred in connection with any such claims.

Item 10. Management


Directors and Executive Officers of the Company

The Company's executive directors and other executive officers hold office on such terms as are approved by the Remuneration Committee of the Board of Directors or by the Board of Directors. The Company's non-executive directors hold office in accordance with the Shareholders Agreement entered into among the Company's shareholders and the Company.

The following sets forth the names and ages of each of the Company's directors and executive officers and the positions they hold as of December 31, 1998 :

Directors and Executive Officers

Name                    Age       Position
----                    ---       --------

Peter Selkirk           43        Chief Executive and Director
Neil Fleming            43        Finance Director and Director
Kevin Cochrane          54        Director of Sales
Neil Eastwood           62        Director of Cellulose Operations
Tony Freeman            50        Director of Marketing
Terry Pee               55        Director of Non-Woven and Unifast Operations
David Gamble            52        Company Secretary
Timothy Wright          35        Non-executive Director
Shahan Soghikian        40        Non-executive Director


Set forth below is a brief description of the business experience of each director and executive officer :

Mr Selkirk joined the Company as Managing Director in January 1996 after a career in technical materials based companies in the packaging, automotive and electronics sectors including Raychem Corporation and Courtaulds. He was previously employed by Raychem Corporation as manager of one of its European divisions, having been appointed in January 1993. Mr Selkirk has an international background, having worked in the United States and throughout Europe. Mr Selkirk has managed operations in the United States and Europe and has experience in sales, marketing, logistics and manufacturing. He has a Masters degree in Natural Sciences from Cambridge University and an MBA from the London Business School.

Mr Fleming joined the Company as Finance Director in June 1996 after holding various financial and general management positions at companies in capital goods, engineering and general industrial sectors, including APV plc and the Norton Company. Between February 1991 and February 1994, Mr Fleming was group financial controller of APV plc and from February 1994 to June 1996, he was managing director and then president of one of APV's divisions. He has an international background, having worked in the United States, Germany, France, Denmark and Luxembourg. Mr Fleming has a Bachelor of Science Degree in Physics from Edinburgh University and is a Chartered Accountant with the Institute of Chartered Accountants in Scotland.

Mr Cochrane joined the Company in 1967 and has worked in various sales and marketing and managerial positions before being appointed as Director of Sales in January 1998. Mr Cochrane has a Bachelors degree in Economics from Holy Cross College, Massachusetts and an MBA from the Wharton Business School.

Mr Eastwood joined the Company in 1980 and is responsible for the Company's cellulose operations as General Manager. He was appointed Director of Cellulose Operations in February 1997. He has previously been employed in operational and production control capacities in the textile industry. Mr Eastwood has a Bachelor of Sciences degree in Textile Technology from Manchester University.

Mr Freeman has had 30 years of experience in the Company's business, having been employed by a predecessor of the Company in 1968. Mr Freeman has in that time held various positions including General Manager of the Unifast division and of non-woven products and is now the Company's Director of Marketing having been appointed in January 1998. Mr Freeman has a Technical Diploma in Mechanical Engineering from the City & Guilds of London Institute, a diploma from the Institute of Industrial Management at Leicester Polytechnic and a diploma in International Marketing from IMD in Lausanne.

Mr Pee joined the Company in September 1997, when he was appointed Operations Director of the Unifast division and non-woven products. Prior to joining the Company, Mr Pee held positions both within the UK and abroad, with various manufacturing and engineering companies, including GEC. From 1988 to 1995, he was managing director of one of the product groups of APV plc involved in global manufacturing and, until September 1996 to September 1997, he held the position of managing director of GEA in South Africa.

Mr Gamble has been with the group since 1972. From 1976 to 1987, he was the European Tax Manager and Director of International Taxes for Emhart Corporation, the then US parent of the Company. Since 1987 he has been Deputy Finance Director, and since 1989, Company Secretary of the Group, managing all tax, treasury and corporate finance matters of the Group. Mr Gamble is a Chartered Accountant.

Mr Wright has been a non-executive director of the Company since 1995. He is a director of both Apax Partners & Co Strategic Investors Limited and Apax Partners & Co Ventures Limited where he has been employed in private equity investing for the last eight years since 1990. Mr Wright is a non-executive director of a number of private equity companies associated with certain funds advised by Apax.

Mr Soghikian is the general partner of Chase Capital Partners responsible for Europe and is based in London. He has been with Chase Capital Partners since 1990 and has been a non-executive director of the Company since 1995. Prior to joining Chase Capital Partners, Mr Soghikian was a member of the mergers and acquisitions group of Bankers Trust and Prudential Securities Inc. Mr Soghikian is a non-executive director of a number of private companies associated with Chase Capital Partners, including Drilltec Patents & Technologies Company Inc and American Floral Services. Mr Soghikian is also a member of the Advisory Board of Baring Communications Equity Ltd.


Item 11.  Compensation of Directors and Officers.

For the year ended December 31, 1998 the aggregate compensation, including bonuses, of all directors and executive officers of the Company names above was (pound)1,051,446. For the year ended December 31, 1998, the aggregate amount set aside by the Company to provide pension, retirement or similar benefits to those directors and executive officers was approximately (pound)95,714.

Item 12. Options to Purchase Securities From Registrant or Subsidiaries

Senior Management holds approximately 8.5% of the outstanding Voting Ordinary Shares of the Company. Senior Management have been granted options to acquire a further 4.3% of the outstanding Voting Ordinary Shares from the Company's institutional investors. The options have been granted in respect of 160,000 A Shares of (pound)1 at an exercise price of (pound)8.75 per A Share. The options will lapse on December 21, 2004 if not exercised prior to that date. All of the options have been granted to Senior Management. Furthermore, certain employees of the Company, including Senior Management, may be allotted (i) options to acquire up to 240,000 A Shares from institutional investors and (ii) 80,000 Voting Ordinary Shares that are authorized but are not currently outstanding.


Item 13. Interest of Management in Certain Transactions.

Certain Texon International plc shareholders have had commercial relations with group companies. As a consequence, fees have been paid to the shareholders for providing the services of directors, banking services and strategic advice. The Chase Manhattan Bank is the Group corporate banker and a shareholder. Apax Partners is also a shareholder.

Transactions with related parties during the period (excluding interest paid in the normal course of business) including fees are as follows :

                                        Period from
                                        December 31, 1997
                                        to                        Year ended
                                        December 31,              December 31,
                                        1997                      1998
                                        -----------               -------------
                                           000                       000

Fees for director's services........         -                        36
Banking and strategic advice........       500                       161
Debt issuance.......................         -                     3,094
                                         -----                     -----

                                           500                     3,291
                                         -----                     -----


Amounts included within creditors in respect of related parties at December 31, 1998 totalled (pound)450,000 (December 31, 1997:(pound)519,000). Included within prepayments in respect of related parties at December 31, 1998 was an amount of (pound)nil (December 31, 1997:(pound)14,000).

During the year in the event described in Note 14 Texon International plc paid to related parties, Chase Manhattan Bank, (pound)3,086,000 and Apax Partners (pound)8,000 in respect of debt issuance costs. The Group also incurred agency fees of (pound)161,000 which were payable to Chase Manhattan Bank as the group corporate banker.

Peter Selkirk and Neil Fleming, who are directors of the company, have an agreement with the holders of the A ordinary shares in Texon International plc whereby they each may acquire from those shareholders 80,000 A ordinary shares at a price of (pound)8.75 per share. The options will lapse on December 21, 2004 if not exercised prior to that date. In addition, a further 240,000 A ordinary shares are available for allocation, on a basis to be determined by the Remuneration Committee, to Officers of the Company on the same terms as those described above.

During the year ended December 31, 1997, the then Chairman of United Texon Limited held a directorsip of SATRA (Shore and Allied Trades Research
Associates) and a subsidiary of United Texon Limited, Bristish United Shoe Machinery Limited made payments to SATRA of (pound)28,078 ((pound)61,884 in 1996).

Continuing relationship with a business owned by the Shareholders

Warranties given by United Texon Limited regarding the shares being sold and provisions regulating aspects of the ongoing relationship between United Texon Limited and USM Group Holdings Limited . These include (i) provisions dealing with the sharing of historic insurance coverage, (ii) mutual undertakings not to compete for three years, and (iii) an undertaking by the parties to determine an appropriate mechanism for splitting the UK pension scheme.

The company has taken advantage of the exemption allowed in FRS 8 not to disclose transactions between group companies.

                                     PART II


Item 14.  Description of Securities to be Registered.


Not applicable.

                                    PART III


Item 15.  Defaults Upon Senior Securities.


None




Item 16.  Changes  in  Securities   and  Changes  in  Security  for   Registered
          Securities.


None

                                     PART IV


Item 17. Financial Statements


Not Applicable



Item 18.          Financial Statements

See Page F-1


Item 19. Financial Statements and Exhibits

(a)     The following financial statements are filed as part of this Form 20-F:

        (1)  Consolidated profit and loss accounts...........................F-2
        (2)  Consolidated balance sheets.....................................F-3
        (3)  Consolidated cash flow statements...............................F-4
        (4)  Reconciliation of net cash flow to movement in net debt.........F-5
        (5)  Consolidated statement of total recognized gains and losses.....F-6
        (6)  Reconciliation of movements in total shareholders' deficit......F-7
        (7)  Notes to the consolidated financial statements..................F-8

(b)     The following exhibits are filed as part of this Form 20-F

Exhibit           Description

1.1 Purchase Agreement between the Company and the Initial Purchasers dated January 27, 1998.*
3.1       Memorandum and Articles of Association of Texon International plc.*
4.1 Indenture, dated as of January 30, 1998, among Texon International plc and the Chase Manhattan Bank as Trustee.*
4.2       Form of 10% Senior Notes due 2008 (included in Exhibit 4.1 hereto).*
4.3       Form of 10% Series A Senior  Notes due 2008  (included  in Exhibit 4.1 hereto).*
4.4 Exchange and Registration Rights Agreement between the Company and the Initial Purchasers dated January 27, 1998.*
4.5 Note Depositary Agreement dated January 30, 1998 between Texon International plc and The Bank of New York, as Book-Entry Depositary.*
10.1 Shareholders Agreement dated December 23, 1997, between the Company and the shareholders of the Company.*
10.2      Agreement for Sale of USM Group Limited, dated December 23, 1997.*
10.3      Agreement for Sale of United Texon Limited, dated December 23, 1997.*
10.4 Credit Agreement, dated January 28, 1998, among the Company, Chase Manhattan plc, The Chase Manhattan Bank and the other Lenders party thereto.*
10.5 Employment Agreement, dated January 30, 1998, between the Company and Peter Selkirk.*
10.6 Employee Agreement, dated January 30, 1998, between the Company and Neil Fleming.*
10.7 Employment Agreement, dated July 29, 1997, between the Company and Kevin Cochrane.*
10.8 Employment Agreement, dated July 29, 1997, between the Company and Neil Eastwood.*
10.9 Employment Agreement, dated as of September 2, 1997, between the Company and Terry Pee.*
10.10     Employment Agreement, dated May 26, 1998 between the Company and Terry
          Pee.*
10.11 Option Agreement of Peter Selkirk relating to the A Shares dated December 23, 1997.*
10.12 Option Agreement of Peter Selkirk and Neil Fleming relating to the B Shares dated December 23, 1997.*
10.13 Business Acquisition Agreement between British United Shoe Machinery Limited and DMWSL 189 Limited and related agreements dated July 29, 1997.*
10.14 Business Sale Agreement between Deutsche Vereinigte Schumaschinen GmbH & Co and DVSG Engineering und Patentverwaltungs GmbH dated July 29, 1997.*
10.15 Business Sale Agreement between DVSG Engineering und Patentverwaltungs GmbH and DVSG Service GmbH dated July 29, 1997.*
10.16 Business Sale Agreement between USM Espana S.L. and Maquinaria USM S.L. dated July 29, 1997.*
10.17 Business Acquisition Agreement between USM Taiwan Limited and Texon Taiwan Limited dated December 1997.*
10.18 Bill of Sale, Assignment and Assumption Agreement between USM Texon Materials Inc. and United Shoe Machinery Corporation and related agreements dated July 29, 1997.*
10.19 Assets Sale Agreement between USM Asia Limited and Texon (H.K.) Limited dated July 29, 1997.*
10.20 Share Purchase Agreement between DVSG Holding GmbH and DVSG Beteiligungs und Verwaltungs GmbH dated July 29, 1997.*
10.21 Share Sale Agreement between USM Holding GmbH and Texon Verwaltungs GmbH Gr. Dated July 29, 1997.*
10.22 Share Sale Agreement between USM Texon Limited and Texon Verwaltungs GmbH. Gr dated July 29, 1997.*
10.23 Share Sale Agreement between USM International Limited and DVSG Administration GmbH relating to the entire issued share capital of DVSG Service GmbH.*
10.24 Share Sale Agreement between USM International Limited and DVSG Administration GmbH. Relating to the entire issued share capital of DVSG Beteilgungs und Verwaltungs GmbH.*
10.25 Share Sale Agreement between USM Benelux B.V. and USM Texon Limited relating to the entire issued share capital of USM Holding GmbH dated December 23, 1997.*
10.26 Share Transfer Agreement between Texon France S.A. and USM International Limited dated December 24, 1997 and related agreement.*
10.27 Share Purchase Agreement between USM Benelux B.V and USM International Limited relating to the issued share capital of USM Asia Limited dated July 29, 1997.*
10.28 Share Transfer Agreement between USM Benelux B.V. and USM International Limited related to the entire issued share capital of USM Taiwan Limited dated July 29, 1997.*
10.29 Share Transfer Agreement between USM Benelux B.V and USM Texon Limited dated December 23, 1997.*
10.30 Share Transfer Agreement between USM International Limited and Texon Materiales S.L.*
10.31 Share Transfer Agreement between USM Texon Limited and El Manto de Elias S.L.*
10.32 Share Transfer Agreement between Texon Overseas and USM International Limited relating to the entire holding of Texon Overseas in USM Far East Australia Pty Limited dated July 29, 1997.*
10.33 Share Transfer Agreement between United Texon plc and USM International Limited relating to the entire issued share capital of 3138933 Canada Inc. dated July 29, 1997.*
10.34 Share Transfer Agreement between USM Texon Limited and USM International Limited relating to the entire issued share capital of Samco Strong Limited dated July 29, 1997.*
10.35 Share Transfer Agreement between United Texon plc and USM International Limited relating to the entire issued share capital of USM Corporation and related agreements dated July 29, 1997.*
10.36 Share Transfer Agreement between USM Benelux B.V. and United Texon plc relating to the entire issued share capital of USM Corporation and related agreements dated July 29, 1997.*
10.37 Share Transfer Agreement between Texon Overseas and USM International Limited relating to the entire issued share capital of USM Korea Limited dated July 29, 1997.*
10.38 Share Transfer Agreement between USM Benelux B.V. and USM International Limited relating to the entire issued share capital of USM Asia Limited dated July 29, 1997.*
10.39 Share Transfer Agreement between USM Benelux B.V. and USM International Limited relating to the entire issued share capital of USM do Brasil Industria e Comercio SA dated July 29, 1997.*
10.40 Exclusive Distributor Agreement between British United Shoe Machinery Co. Limited and United Shoe Machinery of Australia Pty. Ltd dated July 29, 1997.*
10.41 Exclusive Distributor Agreement between British United Shoe Machinery Limited and USM Korea Limited dated July 29, 1997.*
10.42 Exclusive Distributor Agreement between Texon (H.K.) Limited and USM Korea Limited.*
10.43 Exclusive Distributor Agreement between British United Shoe Machinery Limited and United Shoe Machinery (Thailand) Co. Ltd. Dated July 29, 1997.*
10.44 Non-Exclusive Distributor Agreement between USM Texon Materials Inc. and USM Canada Ltd. Dated August 8, 1997.*
10.45 Non-Exclusive Distributor Agreement between Texon France S.A. and USM France S.A. dated July 29, 1977.*
10.46 Non-Exclusive Distributor Agreement between DVSG Engineering und Patentverwaltungs GmbH and Deutsche Vereinigte Schumaschinen GmbH & Co. dated July 29, 1997.*
10.47 Non-Exclusive Distributor Agreement between United Shoe Machinery Corporation and USM Texon Mexico S.A.*
10.48 Non-Exclusive Distributor Agreement between Texon Materiales S.L. and Maquinaria USM, S.L. dated July 29, 1997.*
10.49 Non-Exclusive Distributor Agreement between Samco Strong Limited and United Shoe Machinery of Australia Pty. Ltd. Dated July 29, 1997. PPL*
10.50 Non-Exclusive Distributor Agreement between Texon Taiwan Limited and USM Taiwan Limited.*
10.51 Sole Agency Agreement between Texon (H.K.) Limited and USM Far East Australia (PTY) Limited dated July 29, 1997.*
10.52     Cost Sharing  Agreement between Texon France S.A. and USM France S.A.*
10.53 Cost Sharing Agreement between USM Taiwan Limited and Texon Taiwan Limited dated December 10, 1997.*
10.54 Services Agreement between USM Texon Oesterreich Gesellschaft M.b.H and USM Oesterreich Maschinenhandelsgesellschaft dated December 1, 1997.*
10.55 Service Agreement between DMWSL 189 and British United Shoe Machinery Limited dated July 29, 1997.*
10.56 Services Agreement between DVSG Engineering und Patentverwaltungs GmbH and Deutsche Vereinigte Schumaschinen GmbH & Co. relating to the provision of services/premises at Pirmasens dated July 29, 1997.*
10.57 Services Agreement between Deutsche Vereinigte Schumaschinen GmbH & Co. and DVSG Engineering und Patentverwaltungs GmbH relating to the provision of services/premises at Frankfurt am Main dated July 29, 1997.*
10.58 Services Agreement between Texon Materiales S.L. and Maquinaria USM, S.L. dated July 29, 1997.*
10.59 Services Agreement between USM Texon Materials Inc. and United Shoe Machinery Corporation dated June 30, 1997.*
10.60 Computing Services Agreement between USM Texon Materials Inc. and United Shoe Machinery Corporation dated June 30, 1997.*
10.61     Services Agreement between USM Asia Limited and Texon (H.K.) Limited.*
10.62 Services Agreement between USM Far East Australia Pty Ltd. And Texon (H.K.) Limited.*
10.63 Sub-Lease Agreement between USM Texon Materials Inc. and USM Corporation dated May 1, 1997.*
10.64 Contribution and Assumption Agreement between USM Corporation and USM Texon Materials Inc. dated June 27, 1997.*
10.65 Joint Venture Contract between Foshan Arts & Crafts Industry Corporation and USM (China Holdings) Ltd.*
10.66 Agreement between USM Texon Limited and British United Shoe Machinery Co. Limited relating to the surrender of group relief, dated December 23, 1997.*
10.67 Agreement between USM Texon Limited and Samco Strong Limited relating to the surrender of group relief dated December 23, 1997.*
10.68 Sale and Lease Agreement between USM Texon Limited, No. 377 Leicester Limited and Texon UK Limited dated June 30, 1998 P
10.69 Sale and Purchase Agreement between Texon UK Limited and USM Texon Limited dated June 30, 1998 P
10.70 Lease between No. 337 Leicester Limited, Texon UK Limited and Anglo Irish Bank Corporation plc dated October 9, 1998 P
16        Letter re Change in Certifying Accountant**
21        List of Subsidiaries of the Registrant*


* Incorporated by reference to the exhibits filed with the Company's Registration Statement on Form F-4 (No. 333-49619)

**        Incorporated  by reference to the  exhibits  filed with the  Company's
          Current Report on Form 6-K filed with the Securities and Exchange Commission on January 15, 1999.

P These exhibits have been filed in paper format with the Securities and Exchange Commission under cover of Form SE on April 30, 1999.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Shareholders of Texon International plc:

We have audited the consolidated financial statements for the year ended December 31, 1998 excluding the proforma information described in note 1, on pages F-2 to F-54. These consolidated financial statements are the responsibility of the management of Texon International plc. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United Kingdom, which are substantially the same as auditing standards generally accepted in the United Sates. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

In our opinion the consolidated financial statements, referred to above present fairly in all material respects the consolidated financial position of Texon International plc and its subsidiaries as of December 31, 1998, and the consolidated results of operations and cash flows of Texon International plc for the year ended December 31, 1998 in conformity with Generally Accepted Accounting Principles in the United Kingdom.

Generally Accepted Accounting Principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of Generally Accepted Accounting Principles in the United States would have affected the results of operations for the year ended December 31, 1998 and shareholders' equity as of December 31, 1998, to the extent summarized in Note 30 to the consolidated financial statements.




/s/ Deloitte & Touche
Deloitte & Touche
Chartered Accountants and Registered Auditors
Leicester
England

The Shareholders and Board of Directors
Texon International plc


30 April 1999



Dear Sirs

We have audited the accompanying consolidated balance sheets of United Texon Limited and subsidiaries as of December 31, 1997, and of Texon International plc and subsidiaries as of December 31, 1997, and the related consolidated profit and loss accounts, cash flow statements, statements of total recognised gains and losses and reconciliation of movements in shareholders' funds of United Texon Limited for the years ended 31 December 1996 and 1997, and of Texon International plc for December 31, 1997, being both the date it acquired United Texon Limited and the end of its financial reporting period. These consolidated financial statements are the responsibility of the management of Texon
International plc. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom which standards are substantially equivalent to auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the consolidated financial position of United Texon Limited and subsidiaries as of December 31, 1997, and of Texon International plc and subsidiaries as of December 31, 1997, and the consolidated results of operations and cash flows of United Texon Limited for the years ended 31 December 1996 and 1997, and of Texon International plc for December 31, 1997, being both the date it acquired United Texon Limited and the end of its financial reporting period, in conformity with generally accepted accounting principles in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected the results of operations for the years ended December 31, 1997 and shareholders' equity as of December 31, 1997, to the extent summarised in Note 30 to the consolidated financial statements.

Yours sincerely

/s/ KPMG Peat Marwick

                                             TEXON INTERNATIONAL PLC
                                     CONSOLIDATED PROFIT AND LOSS ACCOUNTS


                                                                                              Texon
                                                                                         International plc
                                                               United Texon Limited
                                                           ----------------------------  -----------------
                                                            Year ended      Year ended     Year ended
                                                            December 31,   December 31,    December 31,
                                               Notes          1996             1997            1998
                                               -----       -------------  -------------  -----------------
                                                            (pound)000       (pound)000     (pound)000

Sales turnover

      Continuing operations ...................  3            127,887         121,556         110,880
      Discontinued operations .................                77,074          66,255            --
                                                           -------------  -------------  -----------------
                                                              204,961         187,811         110,880
Cost of sales
      Continuing operations ...................               (83,606)        (79,015)        (72,193)
      Discontinued operations .................               (52,446)        (44,322)           --
                                                           -------------  -------------  -----------------
                                                             (136,052)       (123,337)        (72,193)

Gross profit
      Continuing operations ...................                44,281          42,541          38,687
      Discontinued operations .................                24,628          21,933            --
                                                           -------------  -------------  -----------------
                                                               68,909          64,474          38,687

Marketing and administrative expenses .........  4,5
      Continuing operations ...................               (28,001)        (32,932)        (26,106)
      Discontinued operations .................               (28,401)        (24,552)           --
                                                           -------------  -------------  -----------------
                                                              (56,402)        (57,484)        (26,106)

Operating profit/(loss) .......................  4,5
      Continuing operations ...................                16,280           9,609          12,581
      Discontinued operations .................                (3,773)         (2,619)           --
                                                           -------------  -------------  -----------------
                                                               12,507           6,990          12,581

Profit on sale of discontinued activities .....  5b              --             1,602            --
Profit on disposal of property ................  5a              --              --               957
                                                           -------------  -------------  -----------------

Profit/(loss) before interest and taxation ....  6
      Continuing operations ...................                16,280           9,609          13,583
      Discontinued operations .................                (3,773)         (1,017)           --
                                                           -------------  -------------  -----------------
                                                               12,507           8,592          13,538
Interest receivable and similar income ........                   229             298             160
Interest payable and similar charges ..........  7            (11,267)        (10,915)         (9,989)
                                                           -------------  -------------  -----------------

Profit/(loss)  on  ordinary  activities  before
      taxation ................................                 1,469          (2,025)          3,709
Taxation on profit on ordinary activities .....  9             (1,905)         (1,988)         (1,303)
                                                           -------------  -------------  -----------------

Profit/(loss)  on  ordinary activities  after
      taxation ................................                  (436)         (4,013)          2,406
Minority equity interests ..................... 20               (293)           (305)           (184)
                                                           -------------  -------------  -----------------
Net (loss)/profit for the financial year ...... 19               (729)         (4,318)          2,222
                                                           -------------  -------------  -----------------
(Accretion)/waiver  of dividend and
      redemption premium on non-equity
      preference shares .......................                (3,767)          5,217            --
Non-equity preference dividend ................                  --              --            (2,600)
                                                           -------------  -------------  -----------------
Retained (loss)/profit  for  the  period
      for equity shareholders .................                (4,496)            899            (378)
                                                           =============  =============  =================

The accompanying notes are an integral part of these consolidated financial statements.




                                             TEXON INTERNATIONAL PLC
                                          CONSOLIDATED BALANCE SHEETS



                                                            United Texon
                                                             Limited           Texon International plc
                                                           -------------    --------------------------------
                                                                As of             As of          As of
                                                            Year ended        Year ended      Year ended
                                                            December 31,      December 31,    December 31,
                                                  Notes         1997              1997          1998
                                                  -----    -------------    -------------  -----------------
                                                             (pound)000       (pound)000      (pound)000


FIXED ASSETS
     Goodwill .................................     11            --              --               672
     Tangible assets ..........................     10          15,841          17,098          13,116
                                                           -------------    -------------  -----------------
                                                                15,841          17,098          13,788

CURRENT ASSETS
     Stocks ...................................     12          16,716          16,716          15,781
     Debtors due within one year ..............     13          18,483          18,483          17,579
     Debtors due after one year ...............     13             862             862           2,058
     Cash at bank and in hand .................                  1,143           1,156             721
                                                           -------------    -------------  -----------------
                                                                37,204          37,217          36,139

CREDITORS
     Amounts falling due within one year ......     14        (113,734)       (114,393)        (30,949)
                                                           -------------    -------------  -----------------
NET CURRENT (LIABILITIES)/ASSETS ..............                (76,530)        (77,176)          5,190
                                                           -------------    -------------  -----------------
TOTAL ASSETS LESS CURRENT
     LIABILITIES ..............................                (60,689)        (60,078)         18,978


CREDITORS
     Amounts  falling  due after  more than one
         year .................................     14            (698)           (698)        (84,477)
     Provisions for liabilities and charges ...     16          (6,422)         (6,422)         (7,642)
                                                           -------------    -------------  -----------------
NET LIABILITIES ...............................                (67,809)        (67,198)        (73,141)
                                                           -------------    -------------  -----------------
CAPITAL AND RESERVES
Called up share capital .......................     18          29,050              13           9,120
Share premium .................................     19           4,950            --            46,800
Share  capital  to be issued  (including  share
     premium) .................................                   --            55,600            --

Profit and loss account .......................     19        (103,240)       (124,242)       (129,539)
                                                           -------------    -------------  -----------------
Shareholders'  deficit
     Equity interests .........................                (98,240)        (68,629)        (78,819)
     Non-equity interests .....................     18          29,000            --             5,200
                                                           -------------    -------------  -----------------
                                                               (69,240)        (68,629)        (73,619)
Minority equity interests .....................     20           1,431           1,431             478
                                                           -------------    -------------  -----------------
                                                               (67,809)        (67,198)        (73,141)
                                                           =============    =============  =================


================================================



The accompanying notes are an integral part of these consolidated financial statements.


                                      F-3


                                                TEXON INTERNATIONAL PLC
                                          CONSOLIDATED CASH FLOW STATEMENTS


                                                         United Texon Limited         Texon International plc
                                                      -----------------------------  -----------------------------
                                                                                     Period from
                                                                                     December 31,
                                                       Year ended       Year ended     1997 to       Year ended
                                                      December 31,     December 31,  December 31,   December 31,
                                           Notes         1996             1997          1997           1998
                                           -----      -----------      ------------  ------------   --------------
                                                       (pound)000      (pound)000    (pound)000     (pound)000




Net Cash Inflow from Operating
   Activities .......................       (25a)        27,329          4,976           --           10,144
Returns on Investments  and Servicing
   of Finance .......................       (25b)        (6,459)        (5,665)          --          (14,767)
Taxation ............................                      (564)        (2,678)          --           (1,420)
Capital Expenditure and Financial
   Investment .......................       (25b)        (3,298)         5,990           --            2,211
Acquisitions and Disposals:
   Acquisition of United Texon
     Limited ........................       (25b)          --             --          (64,175)       (23,455)
   Acquisition of Minority
     Interest .......................       (25b)          --             --             --             (545)
                                                      -----------      ------------  ------------   --------------
Cash  Inflow/(Outflow)  before use of
   liquid resources .................                    17,008          2,623        (64,175)       (27,832)

Financing
   (Decrease)/Increase in debt ......       (25b)       (17,499)        (4,029)        64,175         24,462
   Shares issued ....................       (25b)          --             --               13           --
                                                      -----------      ------------  ------------   --------------
                                                        (17,499)        (4,029)        64,188         24,462
                                                      -----------      ------------  ------------   --------------
(Decrease)/Increase in Cash .........                      (491)        (1,406)            13         (3,370)
                                                      ===========      ============  ------------   --------------



======================================



The accompanying notes are an integral part of these consolidated financial statements.



                                                        TEXON INTERNATIONAL PLC
                                      RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT


                                                         United Texon Limited         Texon International plc
                                                      -----------------------------  -----------------------------
                                                                                     Period from
                                                                                     December 31,
                                                       Year ended       Year ended     1997 to       Year ended
                                                      December 31,     December 31,  December 31,   December 31,
                                           Notes         1996             1997          1997           1998
                                           -----      -----------    -------------  ------------   --------------
                                                       (pound)000      (pound)000    (pound)000     (pound)000



(Decrease)/increase  in  cash  in the
   period ...........................      (25c)         (491)         (1,406)             13          (3,370)
Cash  inflow/(outflow)  from debt and
   lease financing ..................      (25b)       17,499           4,029            --           (24,462)
                                                      -----------    -------------  ------------   --------------
Change  in net  debt  resulting  from
   cash flows .......................                  17,008           2,623              13         (27,832)
Non cash movements in debt ..........                    --            (3,434)           --             5,223
New finance leases ..................                  (3,925)           --              --              --
Translation differences .............                   2,899            (106)           --            (4,292)
Loans  and  finance  leases  acquired
   with subsidiary ..................                    --              --           (64,175)           --
                                                      -----------    -------------  ------------   --------------
Movement in net debt in the
   period ...........................                  15,982            (917)        (64,162)        (26,901)
Net debt brought forward ............                (102,504)        (86,522)           --           (64,162)
                                                      -----------    -------------  ------------   --------------
Net debt carried forward ............      (25c)      (86,522)        (87,439)        (64,162)        (91,063)
                                                      ===========    =============  ============   ==============




======================================


The accompanying notes are an integral part of these consolidated financial statements.



                                             TEXON INTERNATIONAL PLC
                          CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES



                                                         United Texon Limited         Texon International plc
                                                      -----------------------------  -----------------------------
                                                                                     Period from
                                                                                     December 31,
                                                       Year ended       Year ended     1997 to       Year ended
                                                      December 31,     December 31,  December 31,   December 31,
                                                         1996             1997          1997           1998
                                                      -----------    -------------  ------------   --------------
                                                       (pound)000      (pound)000    (pound)000     (pound)000


(Loss)/profit for the financial period.......             (729)          (4,318)         -              2,222
Exercised share options......................                -            2,803          -                  -
Currency  translation  differences  on  foreign
   currency..................................            5,251           (1,659)         -             (4,924)
                                                      -----------    -------------  ------------   --------------
Total recognized gains/(losses) in the
   period....................................            4,522           (3,174)         -             (2,702)
                                                      ===========    =============  ============   ==============


======================================


The accompanying notes are an integral part of these consolidated financial statements.



                                             TEXON INTERNATIONAL PLC
                          RECONCILIATION OF MOVEMENTS IN TOTAL SHAREHOLDERS' DEFICIT



                                                         United Texon Limited         Texon International plc
                                                      -----------------------------  -----------------------------
                                                                                     Period from
                                                                                     December 31,
                                                       Year ended       Year ended     1997 to       Year ended
                                                      December 31,     December 31,  December 31,   December 31,
                                                         1996             1997          1997           1998
                                                      -----------    -------------  ------------   --------------
                                                       (pound)000      (pound)000    (pound)000     (pound)000



Profit attributable to members of the Company
                                                        (4,496)            899            --             2,222
Preference dividend ...........................          3,767          (5,217)           --            (2,600)
                                                      -----------    -------------  ------------   --------------
                                                          (729)         (4,318)           --              (378)
New share capital issued ......................           --              --                13             307
New share capital to be issued ................           --              --            55,600            --
Exercised share options .......................           --             2,803            --              --
Goodwill relating to disposal of Turbel
   Ltd ........................................           --              --              --                 5
                                                                                                      --------
Goodwill and costs  relating to  acquisition of
   United  Texon  Limited  written  off  during
   period .....................................           --              --          (124,242)           --
Other recognized losses relating to the
   year .......................................          5,251          (1,659)           --            (4,924)
                                                      -----------    -------------  ------------   --------------
Net increase/(decrease) to shareholder funds...          4,522          (3,174)        (68,629)         (4,990)
Opening shareholders' deficit .................        (70,588)        (66,066)           --           (68,629)
                                                      -----------    -------------  ------------   --------------
Closing shareholders' deficit .................        (66,066)        (69,240)        (68,629)        (73,619)
                                                      ===========    =============  ============   ==============



================================================



The accompanying notes are an integral part of these consolidated financial statements.


                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1        Business activity and basis of presentation

         The Group formed by Texon International plc and its subsidiaries ("the Group") is engaged in manufacturing and supplying shoe materials and machinery to the footware industry world-wide.

         Texon International acquisition
         The Company was incorporated on October 9, 1997 and on December 23, 1997 entered into an acquisition agreement (the "Acquisition Agreement") with the shareholders of United Texon Limited under which Texon International plc agreed to acquire the entire issued share capital of United Texon Limited (the "Acquisition"). The Acquisition was conditional upon (i) consummation of the offering by Texon International plc of Senior Notes due 2008 (the "Offering") and (ii) a Revolving Facility being made available unconditionally. These conditions were duly fulfilled on January 30, 1998.

         Texon International plc prepared consolidated accounts for the year ended December 31, 1998. Under the terms of the Acquisition Agreement, Texon International plc had control of the financial and operational management of United Texon Limited effective from December 31, 1997 and Texon International plc therefore prepared consolidated accounts as at December 31, 1997. The Company did not trade previously and Texon
         International plc had no consolidated profit or loss for the period from its incorporation on October 9, 1997 to December 31, 1997. Consolidated profit and loss accounts have been included for United Texon Limited for the years ended December 31, 1996 and 1997 as well as a consolidated balance sheet for the year ended December 31, 1997.

         Machinery Disposal
         On December 31, 1997, United Texon Limited disposed of the group of companies operating the shoe machinery business through a sale to a new company formed by the shareholders of United Texon Limited ("the Machinery Disposal"). The Machinery Disposal is treated as a disposal in the 1997 financial statements of United Texon Limited and the comparative figures have been reanalyzed to show the Machinery business as a discontinued operation.

         Consolidated financial information
         The consolidated financial information for the year ended December 31, 1998 relates to Texon International plc. The consolidated financial information presented herein for the periods prior to Texon International plc's acquisition of United Texon Limited relates to United Texon Limited. United Texon Limited is also referred to collectively as ("the Group") in these consolidated financial statements.

2        Accounting policies

         The following accounting policies were adopted by the Directors and have been applied consistently in dealing with items which are considered material in relation to the Group financial statements.

a)       Basis of preparation

         The consolidated financial statements have been prepared in pounds sterling and in accordance with generally accepted accounting principles in the UK ("UK GAAP"). These accounting principles differ in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). Note 30 sets out a description and the related effect on net income/(loss) and shareholders' deficit of the significant differences.

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2        Accounting policies (continued)

b)       Accounting convention

         The financial statements are prepared under the historical cost convention.

c)       Basis of consolidation

         The consolidated financial statements incorporate the financial statements of Texon International plc and all its subsidiary undertakings for the years ended December 31, 1998, and 1997 and of United Texon Limited and all its subsidiary undertakings for the years ended December 31, 1997 and 1996. As the acquisition was only effective from 18:00 hours on December 31, 1997, a consolidated balance sheet for United Texon Limited as of that date has been included for reference purposes only.

         The consolidated financial statements incorporate the results and assets and liabilities of each company and its subsidiaries after eliminating intercompany balances and transactions.

d)       Sales turnover

         Sales turnover comprises the invoiced value (excluding value added tax) for the sale of products sold from stock, the provision of machine servicing and the leasing of machines. Sales turnover is recognized at the time of shipment of products, the date of provision of service, or over the life of the lease.

e)       Foreign exchange

         The closing assets and liabilities of subsidiaries denominated in overseas currencies have been translated at the exchange rates ruling at the balance sheet date. The results for the year of overseas companies have been translated at the average exchange rate relevant for the period. Differences arising on the translation of assets and liabilities and the results for the year denominated in overseas currencies are taken to reserves along with the effect of foreign exchange contracts and foreign currency borrowings entered into for the purpose of hedging those exposures. All other profits or losses on exchange are dealt with in the profit and loss account.

         To reduce the effect of fluctuating currency exchange rates, foreign currency forward contracts are entered into to hedge firm commitments. The Group does not enter into speculative foreign exchange contracts. Differences arising on the translation of foreign currency forward contracts to hedge these commitments are recognized when the commitment matures.

f)       Stock

         Stock is stated at the lower of cost, including factory overheads where applicable, and net realizable value on a first in first out basis. Provision is made for slow-moving and obsolete items.

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2        Accounting policies (continued)

g)       Research and development

         Research, development and patent expenditure is written off in the year in which it is incurred.

h)       Depreciation of tangible fixed assets

         Depreciation of tangible fixed assets is provided on the cost of the assets so as to write off the cost less the estimated residual value of the assets over their estimated useful lives by equal annual installments over the following periods:

                                                       Years
                                                       -----

            Freehold Buildings.....................    20 to 45
            Leasehold Improvements.................    Over the shorter of
                                                       useful life or term
                                                       of the lease
            Leased Machinery.......................    5 to 10
            Plant and Equipment....................    5 to 15
            Office Equipment.......................    3 to 10
            Motor Vehicles.........................    3 to 5

i)       Lease commitments

         Where leases are entered into which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a 'finance lease'. Other leases are treated as operating leases.

         An asset subject to a finance lease is recorded in the consolidated balance sheet as a tangible fixed asset and is depreciated over its estimated useful life or the term of the lease, whichever is shorter. Future installments under such leases, net of finance charges, are included within creditors. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account, and the capital element which reduces the outstanding obligation for future installments.

         Operating lease payments are charged to the consolidated profit and loss accounts on a straight-line basis over the life of the lease.

j)       Machinery leased to customers

         Leased Machinery retained by the Group, is included in tangible fixed assets at cost to the Group less accumulated depreciation. Cost includes factory overheads and, where applicable, costs of importation. Leases are treated as operating leases and income from them is recognized over the lease period.

k)       Taxation

         The charge for taxation is based on the profit/(loss) for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Provision is made for deferred tax only to the extent that it is probable that an actual liability will crystallize.

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2        Accounting policies (continued)

l)       Pensions and other post retirement benefits

         Pension schemes are operated in the UK and in overseas countries. The expected cost of defined benefit pension schemes is charged to the consolidated profit and loss accounts so as to spread the cost of pensions over the remaining service lives of employees in the scheme. Variations from the regular cost are spread over the expected remaining service lives of current employees in the scheme. The pension cost is assessed in accordance with the advice of qualified actuaries.

         Provision is also made for post retirement medical and life assurance benefits of retired employees and certain current employees in the USA.

m)       Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

n)       Discontinued operations

         United Texon Limited carried out its activities through two divisions: the Machinery division and the Materials division. On December 31, 1997, the group of companies comprising the Machinery division was disposed of and accordingly the results of this division have been separately disclosed.

         In order to provide financial information for the Machinery division for the periods prior to January 1, 1997 management have made reasonable estimates and judgements based on their knowledge of the business. The information has been compiled as follows:

         Gross profit
         Gross profit has historically been analyzed by product line and accordingly can be analyzed by division. Segmental information included in the Group's audited consolidated statutory accounts has historically disclosed the divisional split of revenues and gross profit.

         Operating income/(loss)
         Research and development and distribution and marketing costs can predominately be directly associated with a specific division and have been allocated accordingly. Common costs, including administration costs, have been allocated by management on a category by category basis dependent on the type of income or cost on an appropriate basis. Pension costs have been analyzed between divisions based on the divisional employee numbers on a demerged basis.

         Interest and tax
         Interest on substantially all of the borrowings has been allocated to the Materials division in accordance with the Materials division assuming the debt following the sale of the Machinery division. Taxation charges have been allocated between divisions based on the post sale Group structure.

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2        Accounting policies (continued)

o)       Goodwill

         Any excess of the fair value of purchase consideration of investment including acquisition costs, over the fair value of net assets is held on the balance sheet as purchased goodwill and amortized to the profit and loss account over 20 years in compliance with FRS 10. Any negative goodwill will be recognized as a `negative asset' and will be shown immediately below purchased goodwill and written back through the statement of total recognized gains and losses.

         Goodwill written off to a goodwill reserve under the Group's previous policy has not been reinstated as allowed by FRS 10, however it has been deducted from the profit and loss account reserve to comply with the new Standard. As a result the analysis of reserves in the comparative balance sheet has been restated.

p)       Debt Issuance Costs

         Finance costs incurred by the group on issuance of the senior notes are amortized to the profit and loss account over the life of the finance, that being ten years.

         Finance costs incurred by the group on issuance of the three year revolving credit facility are to be amortized to the profit and loss account over its life.

         Unamortized debt issuance costs are netted off the debt within creditors according to FRS 4.

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3        Analysis of turnover, operating profit, and capital employed

         Texon International plc is the continuing operation of the Materials business and the 1998 results reflect this.

         In 1997 operations were divided into two reportable segments: Materials and related products and Machinery and related products. As discussed in Note 1, the Materials and Machinery business is separated and the Machinery business sold with effect from December 31, 1997. Consequently, the following analyses show the activities of each of the businesses split between "continuing" and "discontinued" operations.

                                                                                                     Texon
                                                                                                 International
                                                                      United Texon Limited             plc
                                                                   ----------------------------  ---------------
                                                                   Year ended      Year ended      Year ended
                                                                   December 31,    December 31,    December 31,
                                                                      1996            1997            1998
                                                                   -------------  -------------   --------------
                                                                    (pound)000      (pound)000      (pound)000

        Turnover analyzed by major business segment:
        Continuing operations ...............................        128,602         122,343         110,880
        Discontinued operations .............................         78,227          67,048            --
                                                                   -------------  -------------   --------------
                                                                     206,829         189,391         110,880
        Sales between operations ............................         (1,868)         (1,580)           --
                                                                   -------------  -------------   --------------
        External turnover ...................................        204,961         187,811         110,880
                                                                   -------------  -------------   --------------
        Operating  profit/(loss)  analyzed by major  business
           segment:
        Continuing operations ...............................         16,280           9,609          12,581
        Discontinued operations .............................         (3,773)         (2,619)           --
                                                                   -------------  -------------   --------------
                                                                      12,507           6,990          12,581
                                                                   -------------  -------------   --------------
        Capital expenditures :
        Continuing operations ...............................          3,188           1,722           2,038
        Discontinued operations .............................          2,959           1,538            --
                                                                   -------------  -------------   --------------
                                                                       6,147           3,260           2,038
                                                                   -------------  -------------   --------------
        Depreciation:
        Continuing operations ...............................          2,161           2,355           1,910
        Discontinued operations .............................          3,671           2,583            --
                                                                   -------------  -------------   --------------
                                                                       5,832           4,938           1,910
                                                                   =============  =============   ==============


         Information as to the operations of the Group in these two business segments is presented below. The Group evaluates performance based on several factors, of which operator profit is the primary financial measure.

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3       Analysis of turnover, operating profit, and capital employed (continued)


                                                                             Texon
                                                                         International
                                            United Texon Limited               plc
                                        ----------------------------    ---------------
                                        Year ended      Year ended        Year ended
                                        December 31,    December 31,      December 31,
                                            1996            1997              1998
                                        -------------  -------------     --------------
                                          (pound)000      (pound)000        (pound)000

        Operating assets/(liabilities)
           employed  by  major
           business segment:
        Continuing operations .           23,800            25,057            21,284
        Discontinued operations             --                --                --
                                        -------------  -------------     --------------
                                          23,800            25,057            21,284
        Cash ..................            1,143             1,156               721
        Borrowings ............          (87,660)          (64,396)          (90,539)
        Taxes .................             (975)             (975)             (998)
        Accrued bank interest .           (4,117)           (4,117)           (3,609)
        Non-operating accruals              --             (23,923)             --
                                        -------------  -------------     --------------
                                         (91,609)          (92,255)          (94,425)
                                        -------------  -------------     --------------
        Net liabilities .......          (67,809)          (67,198)          (73,141)
                                        =============  =============     ==============




        Geographical analysis of continuing operations is as follows:


                                                                                                       Texon
                                                                                                   International
                                                                    United Texon Limited                plc
                                                                ------------------------------    ---------------
                                                                Year ended        Year ended        Year ended
                                                                December 31,      December 31,      December 31,
                                                                    1996              1997              1998
                                                                -------------    -------------     --------------
                                                                  (pound)000      (pound)000        (pound)000



        Turnover analysis by company location:
        Europe ........................................            83,725            80,413            73,991
        Americas ......................................            24,473            23,652            22,549
        Asia ..........................................            11,567            11,167             9,643
        Other .........................................             8,837             7,111             4,697
                                                                -------------    -------------     --------------
                                                                  128,602           122,343           110,880
                                                                -------------    -------------     --------------

        Export sales from the UK ......................            19,954            16,825            14,872
                                                                -------------    -------------     --------------

        Turnover analysis by destination :
        Europe ........................................            65,029            59,178            54,784
        Americas ......................................            21,564            21,658            20,436
        Asia ..........................................            24,752            26,398            25,857
        Other .........................................            17,257            15,109             9,803
                                                                -------------    -------------     --------------
                                                                  128,602           122,343           110,880
                                                                -------------    -------------     --------------

        Operating profit analysis by Company location :

        Europe ........................................            12,782             6,449             8,669
        Americas ......................................             1,918             1,665             2,033
        Asia ..........................................               940             1,135             1,997
        Other .........................................               640               360              (118)
                                                                -------------    -------------     --------------
                                                                   16,280             9,609            12,581
                                                                =============    =============     ==============

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3        Analysis  of  turnover,   operating   profit,   and  capital   employed
         (continued)

         Geographical operating assets employed analyzed by Company location for Continuing Operations is as follows:

                                                                                                       Texon
                                                                                                   International
                                                                    United Texon Limited                plc
                                                                ------------------------------    ---------------
                                                                Year ended        Year ended        Year ended
                                                                December 31,      December 31,      December 31,
                                                                    1997              1997              1998
                                                                -------------    -------------     --------------
                                                                  (pound)000      (pound)000        (pound)000


        Europe ........................................            10,591            11,848             9,174
        Americas.......................................             2,943             2,943             2,983
        Asia...........................................             7,950             7,950             7,132
        Other..........................................             2,316             2,316             1,995
                                                                -------------    -------------     --------------
                                                                   23,800            25,057            21,284
                                                                =============    =============     ==============


         Operating assets have been analyzed above, rather than net assets, as it more appropriately reflects the Groups' operations by excluding cash balances and amounts falling due in one year for bank loans and overdrafts, obligations under finance leases and accrued interest and the accrued consideration for the Acquisition.

         The customer base is diverse both in its geographical spread, types of footwear companies (athletic and traditional, men's and women's) and across the spectrum of branded shoe companies, manufacturers, converters and distributors. No single customer accounted for more than 5% of sales in 1998, 1997 and 1996.

         The Company purchases most of the raw materials for its products on the open market, and sales may be affected by changes in the market price of such raw materials.

         The Company does not engage in commodity hedging transactions for raw materials. Although the Company has generally been able to pass on increases in the price of raw materials to its customers, there can be no assurance that it will be able to do so in the future, on a timely basis or at all. The results of operations have in the past been affected by fluctuations in the price of the primary raw material, wood pulp, for its cellulose products. Additionally, significant increases in the price of the Company's products due to increases in the cost of raw materials, could have a negative effect on demand for its products and a material adverse effect on the Company's business, financial condition and results of operation.

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4        Operating profit

         Operating profit/(loss) is stated after charging:


                                                                                                       Texon
                                                                                                   International
                                                                    United Texon Limited                plc
                                                                ------------------------------    ---------------
                                                                Year ended        Year ended        Year ended
                                                                December 31,      December 31,      December 31,
                                                                    1996              1997              1998
                                                                -------------    -------------     --------------
                                                                  (pound)000      (pound)000        (pound)000


         Marketing and distribution costs..............            36,328            33,235            17,602

         Research and development costs................             4,037             3,810             1,481

         Administrative expenses
            Operating expenses ........................             11,397            9,838             5,406
            Other expenses ............................              4,640           10,601             1,617
                                                                -------------    -------------     --------------
                                                                    56,402           57,484            26,106
                                                                =============    =============     ==============


         Operating profit relating to continuing operations is stated after charging:


                                                                                                       Texon
                                                                                                   International
                                                                    United Texon Limited                plc
                                                                ------------------------------    ---------------
                                                                Year ended        Year ended        Year ended
                                                                December 31,      December 31,      December 31,
                                                                    1996              1997              1998
                                                                -------------    -------------     --------------
                                                                  (pound)000      (pound)000        (pound)000


         Marketing and distribution costs..............             18,923           19,428            17,602

         Research and development costs................              1,312            1,351             1,481

         Administrative expenses:
            Operating expenses.........................              5,725            5,285             5,406
            Other expenses.............................              2,041            6,868             1,617
                                                                -------------    -------------     --------------
                                                                    28,001           32,932            26,106
                                                                =============    =============     ==============

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5        Exceptional items

         a) Exceptional items included within operating profit:


                                                                                                       Texon
                                                                                                   International
                                                                    United Texon Limited                plc
                                                                ------------------------------    ---------------
                                                                Year ended        Year ended        Year ended
                                                                December 31,      December 31,      December 31,
                                                                    1996              1997              1998
                                                                -------------    -------------     --------------
                                                                  (pound)000      (pound)000        (pound)000

         Operating profit before exceptional items.....             12,507           12,649            13,400

         Exceptional administrative expenses:
         Costs of abortive sale........................  i)              -           (1,712)                -
         Refinancing costs............................. ii)              -           (1,144)                -
         Share options.................................iii)              -           (2,803)                -
         Restructuring costs........................... iv)              -                -              (819)
                                                                -------------    -------------     --------------
        Operating profit for the period................             12,507            6,990            12,581
                                                                =============    =============     ==============

         In addition to the above exceptional items the exceptional property profit disclosed on the face of the profit and loss account arose from the sale of the Groups' property in Leicester.

         None of the exceptional items had an effect on the tax charge.

         i)       Costs of abortive sale

                  In October 1997, the shareholders of United Texon Limited aborted a proposed sale of its shares. The costs of this abortive sale, amounting to (pound)1,712,000, have been treated as an exceptional item.

         ii)      Refinancing costs

                  In July 1997, United Texon Limited refinanced its Senior Loan facilities with a syndicate of banks led by Chase Manhattan Bank plc. The cost of this refinancing, amounting to (pound)1,144,000, has been treated as an exceptional item.

         iii)     Share options

                  On October 22, 1997 United Texon Limited issued share options to five senior employees. The excess of market value over the exercise price of the options, estimated at (pound)2,803,000, has been treated as an exceptional item.

         iv)      Restructuring costs

                  Following the demerger that occurred in 1997 (see note 1) the Group has undergone a restructuring program which has led to costs in 1998 of (pound)819,000.

         b) Profit on sale of discontinued operation

         Effective December 31, 1997, the entire Machinery division ("Machinery Group") was sold by United Texon Limited for a nominal consideration to a new company owned principally by United Texon Limited's shareholders. The net gain on the sale of the Machinery Group amounted to (pound)1,602,000. The total profit on disposal being (pound)3,250,000 with (pound)1,648,000 of costs associated with the demerger.
         The net gain has been treated as an exceptional item.

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5        Exceptional items (continued)

         The exceptional items relating to the discontinued operations had no effect on United Texon Limited's tax charge or minority interest.

6        Profit/(loss) on ordinary activities before interest and taxation


                                                                                                       Texon
                                                                                                   International
                                                                    United Texon Limited                plc
                                                                ------------------------------    ---------------
                                                                Year ended        Year ended        Year ended
                                                                December 31,      December 31,      December 31,
                                                                    1996              1997              1998
                                                                -------------    -------------     --------------
                                                                  (pound)000      (pound)000        (pound)000


        Profit on ordinary activities before interest is stated after charging/(crediting):

         Combined group
         Depreciation of tangible fixed assets :
           Owned ...............................                     5,702            4,768             1,744
           Leased ..............................                       130              170               140
           Amortization of goodwill ............                      --               --                  26
         Operating lease charges :
           Hire of plant & machinery ...........                     1,376            1,360               539
           Other lease charges .................                     1,745            1,657               798
         Finance lease charges :
           Plant and machinery .................                        59               77                66
           Leased machinery ....................                       488              322              --
         Pension costs .........................                     3,145            2,959             1,034
         Profit on sale of properties ..........                      --               (386)             (957)
         Loss/(profit) on sale of other assets .                       (51)            (251)              (51)
         Net foreign exchange losses ...........                        66               51                19
         Provision for doubtful debtors ........                       672              558               469

         Continuing operations
         Depreciation of tangible fixed assets :
           Owned ...............................                     2,031            2,213             1,744
           Leased ..............................                       130              142               140
           Amortization of goodwill ............                      --               --                  26
         Operating lease charges :
           Hire of plant & machinery ...........                       840              546               539
           Other lease charges .................                     1,170              742               798
         Finance lease charges :
           Plant and machinery .................                        59               68                66
         Pension costs .........................                     1,246            1,144             1,034
         Profit on sale of properties ..........                      --               (386)             (957)
         Loss/(profit) on sale of other assets .                        (3)            (266)              (51)
         Net foreign exchange losses ...........                        45              (53)               19
         Provision for doubtful debtors ........                       467              378               469

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7        Interest payable and similar charges


                                                                                                       Texon
                                                                                                   International
                                                                    United Texon Limited                plc
                                                                ------------------------------    ---------------
                                                                Year ended        Year ended        Year ended
                                                                December 31,      December 31,      December 31,
                                                                    1996              1997              1998
                                                                -------------    -------------     --------------
                                                                  (pound)000      (pound)000        (pound)000

         Interest payable and similar charges in respect of :
         Bank loans and overdrafts ...........................       (8,629)          (7,874)           (2,109)
         Debentures ..........................................       (2,638)          (3,041)             --
         Senior notes ........................................         --               --              (7,662)
         Gain on repurchase of loan notes ....................         --               --                 530
         Finance charges  allocated for the year in respect of
            finance leases ...................................         --               --                 (66)
         Debt issuance costs amortized .......................         --               --                (682)
                                                                -------------    -------------     --------------
                                                                    (11,267)         (10,915)           (9,989)
                                                                =============    =============     ==============

8        Directors and employees

         The average number of employees of the Group (including directors) was made up as follows:




                                                               United Texon Limited                  Texon International plc
                                                       --------------------------------       -----------------------------------
                                                        Year ended          Year ended          Year ended           Year ended
                                                        December 31,        December 31,        December 31,        December 31,
                                                           1996                1997                1997                 1998
                                                       -------------      -------------       --------------       --------------

         Manufacturing ....................               1,142               1,021                 603                 577
         Selling, distribution and
            administration ................               1,174               1,058                 468                 460
                                                       -------------      -------------       --------------       --------------
                                                          2,316               2,079               1,071               1,037
                                                       -------------      -------------       --------------       --------------

         Total  number of  employees  as at
            31 December ...................               2,259               1,071               1,071                 993
                                                       =============      =============       ==============       ==============

         Payments in respect of these employees were as follows:




                                                              United Texon Limited                     Texon International plc
                                                       --------------------------------       -----------------------------------
                                                        Year ended          Year ended          Year ended           Year ended
                                                        December 31,        December 31,        December 31,        December 31,
                                                           1996                1997                1997                 1998
                                                       -------------      -------------       --------------       --------------
                                                        (pound)000          (pound)000         (pound)000

        Wages..............................                45,672             43,980                -                  20,740
        Social security costs..............                 5,768              5,342                -                   3,170
        Other pension costs................                 3,145              2,959                -                   1,031
        Health and other payroll
        costs..............................                 2,130              2,033                -                   1,026
                                                       -------------      -------------       --------------       --------------
                                                           56,715             54,314                -                   25,967
                                                       =============      =============       ==============       ==============

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8        Directors and employees (continued)

         Directors' emoluments including pension contributions comprise:


                                                             United Texon Limited                    Texon International plc
                                                       --------------------------------       -----------------------------------
                                                        Year ended          Year ended          Year ended           Year ended
                                                        December 31,        December 31,        December 31,        December 31,
                                                           1996                1997                1997                 1998
                                                       -------------      -------------       --------------       --------------
                                                        (pound)000          (pound)000          (pound)000           (pound)000

        Fees...............................                    60                 60                -                      36
        Other emoluments...................                 1,090              1,146                -                     402
        Pensions...........................                    37                117                -                      59
                                                       -------------      -------------       --------------       --------------
                                                            1,187              1,323                -                      497
                                                       =============      =============       ==============       ==============

         Included within other emoluments for the years ended December 31, 1996 and 1997, is (pound)306,000 and (pound)375,000, respectively, paid as compensation to Directors and past Directors for loss of office. Directors of United Texon Limited who were compensated during 1996 for loss of office were, Mr Bates (resigned May 31, 1996), Mr Burton (resigned June 28, 1996), and Mr Price (resigned August 6, 1996). The directors compensated for loss of office during 1997 were Dr Coutts who resigned from United Texon Limited on December 31, 1997 and Mr Fleming, who following the sale of the Machinery business, resigned from the Machinery division on December 31, 1997 and was compensated by British United Shoe Machinery Co Limited, a subsidiary within the Machinery division.

         Pensions of the year ended December 31, 1996 includes a contribution of (pound)26,361 paid on behalf of two directors as compensation for loss of office. Pension contributions of the highest paid Director were (pound)28,000 for the year ended December 31, 1998. There were two directors with benefits accruing under money purchase pension schemes.

         Directors' emoluments:

         Directors' emoluments including pension contributions were paid by United Texon Limited for the year's ended 31 December 1998, 1997 and 1996.

         The emoluments of the Chairman were(pound)201,000 and(pound)545,000 for the years ended December 31, 1996 and 1997 respectively.

         Emoluments     of     the     highest      paid       Director    were
         (pound)211,000,  (pound)545,000   and  (pound)224,000  for   the  years
         ended December 31, 1998, 1997 and 1996 respectively.

         The remuneration of the executive Directors is authorized by the Remuneration Committee of the Board, which consists of non-executive Directors only. Additional information relating to Directors' share options is located in Note 17.

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9        Taxation


                                                                                                                   Texon
                                                                                                               International
                                                                                United Texon Limited                plc
                                                                            ------------------------------    ---------------
                                                                            Year ended        Year ended        Year ended
                                                                            December 31,      December 31,      December 31,
                                                                                1996              1997              1998
                                                                            -------------    -------------     --------------
                                                                              (pound)000      (pound)000        (pound)000

         Taxable income/(loss):
           UK ................................................                (1,949)           (11,590)          (3,682)
           Overseas ..........................................                 3,418              9,565            7,391
                                                                            -------------    -------------     --------------
                                                                               1,469             (2,025)           3,709
                                                                            -------------    -------------     --------------
         The tax charge is made up as follows:
         UK taxation
           Corporation  Tax at 31%  (1997:31.5% and
              1996:33%)
           Deferred Tax ......................................                  --                 (247)             (15)
         Overseas taxation
           Corporation Tax ...................................                (2,324)            (1,796)          (1,389)
           Withholding Tax ...................................                  (195)                (3)            (127)
           Deferred Taxation .................................                   (69)                36               (8)
                                                                            -------------    -------------     --------------
                                                                              (2,588)            (2,010)          (1,539)
         Prior Year Adjustments
           Corporation Tax ...................................                   (13)                22              236
           Deferred Tax ......................................                   696               --               --
                                                                            -------------    -------------     --------------
                                                                              (1,905)            (1,988)          (1,303)
                                                                            -------------    -------------     --------------
         Continuing Operations ...............................                (2,387)            (1,492)          (1,303)
         Discontinued Operations .............................                   482               (496)            --
                                                                            -------------    -------------     --------------
                                                                              (1,905)            (1,988)          (1,303)
                                                                            =============    =============     ==============

        For the year ending December 31, 1998 the charge for UK Corporation Tax at 31% (1997:31.5% and 1996:33%) is stated after double tax relief of (pound)382,000 (1997 : (pound)512,000 and 1996 : (pound)177,000).

        At December 31, 1998, Texon International plc and its subsidiaries had carried forward tax losses available for continuing operations of (pound)15,273,000, with (pound)3,889,000 expiring between December 31, 1998 and December 31, 2004 and (pound)11,384,000 being unlimited.

        The taxable profits generated by the Foshan Texon Cellulose Board Manufacturing Co Limited were subject to a tax holiday until December 31, 1997, and at half the standard rate for the following three years (the current standard rate is 24%).

        The table below reconciles the expected UK statutory charge to the actual taxes:

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9        Taxation (continued)



                                                                                                                   Texon
                                                                                                               International
                                                                                United Texon Limited                plc
                                                                            ------------------------------    ---------------
                                                                            Year ended        Year ended        Year ended
                                                                            December 31,      December 31,      December 31,
                                                                                1996              1997              1998
                                                                            -------------    -------------     --------------
                                                                              (pound)000      (pound)000        (pound)000



         Expected taxation  charge/(benefit) at UK corporation
           tax rates (1998:31%,
         1997:31.5% and 1996:33%) ............................                  485              (638)             1,150
         Current year tax losses not relieved ................                1,743             4,043              1,137
         Benefit of prior year losses ........................                 (441)           (2,922)            (1,024)
         Withholding tax .....................................                  195                 3                127
         Overseas tax rates ..................................                  836             1,469                 48
         Prior year tax adjustment ...........................                 (683)              (22)              (236)
         Benefit of overseas tax holiday .....................                 (230)             (229)
         Non-taxable   gain  on   disposal   of   discontinued
           operations ........................................                 --              (1,024)              --
         Non-deductible expenses .............................                 --               1,308                101
                                                                            -------------    -------------     --------------
         Actual taxes on income ..............................                1,905             1,988              1,303
                                                                            =============    =============     ==============



        To the extent that dividends remitted from overseas subsidiaries and associated undertakings are expected to result in additional taxes, appropriate amounts have been provided. No taxes have been provided for unremitted earnings of subsidiaries and associated undertakings when such amounts are considered permanently re-invested.

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10       Consolidated tangible fixed assets

                                                     Plant                                  Machinery
                                        Land and     and          Office       Motor        Leased to
                                        Buildings    Machinery    Equipment    Vehicles     Customers         Total
                                        ---------    ---------    ---------    --------     ----------       -------
                                       (pound)000    (pound)000   (pound)000  (pound)000    (pound)000      (pound)000

         Cost
         At January 1, 1998 .....         7,613          9,007        249          176            53          17,098
         Exchange adjustment ....            44             38          8            3            (4)             89
         Additions ..............            15          1,640        323           41            19           2,038
         Disposals ..............        (4,086)            (7)      (101)        --             (26)         (4,220)
                                        -------        -------    -------      -------       -------         -------

         At December 31, 1998 ...         3,586         10,678        479          220            42          15,005
                                        =======        =======    =======      =======       =======         =======
         Accumulated depreciation
         At January 1, 1998 .....          --             --         --           --            --              --
         Exchange adjustment ....             4             21          2            1            (1)             27
         Provided during the year           254          1,463         90           37            40           1,884
         Disposals ..............           (20)            (1)        (1)        --            --               (22)
                                        -------        -------    -------      -------       -------         -------

         At December 31, 1998 ...           238          1,483         91           38            39           1,889
                                        =======        =======    =======      =======       =======         =======
         Net book value
         At December 31, 1998 ...         3,348          9,195        388          182             3          13,116
                                        =======        =======    =======      =======       =======         =======

         At December 31, 1997 ...         7,613          9,007        249          176            53          17,098
                                        =======        =======    =======      =======       =======         =======

         Included in the total net book value of plant and machinery at December 31, 1998 is (pound)871,000 (December 31, 1997:(pound)1,005,000) in respect of assets held under finance leases and similar hire purchase contracts. Depreciation charged during the year ended December 31, 1998 related to such plant and machinery is (pound)140,000 (December 31,1997:(pound)142,000).

         Included in the net book value of machinery leased to customers as of December 31, 1998 is (pound) nil (December 31, 1997:(pound)24,000) in respect of assets sold to finance companies on terms whereby the assets may be re-acquired at the end of the primary lease period under a re-marketing agreement with such finance companies.

         Land and Buildings comprise :

                                                                                            Short
                                                                                Freehold   Leasehold       Total
                                                                              -----------  ----------   -----------
                                                                              (pound)000   (pound)000    (pound)000

         Cost
         At January 1, 1998..........................................           7,605            8         7,613
         Exchange adjustment.........................................              44            -            44
         Additions...................................................               -           15            15
         Disposals...................................................          (4,086)           -       (4,086)
                                                                              -----------  ----------   -----------
         At December 31,1998.........................................           3,563           23         3,586
                                                                              -----------  ----------   -----------

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10       Tangible fixed assets of the group (continued)

                                                                                            Short
                                                                               Freehold    Leasehold      Total
                                                                              -----------  ----------   -----------
                                                                              (pound)000   (pound)000    (pound)000
         Depreciation
         At January 1, 1998..........................................               -            -              -
         Exchange adjustment.........................................               4            -              4
         Provided during the year....................................             246            8            254
         Disposals...................................................             (20)           -            (20)
                                                                              -----------  ----------   -----------

         At December 31, 1998........................................             230            8            238
                                                                              -----------  ----------   -----------
         Net book value
         At December 31, 1998........................................           3,333           15          3,348
                                                                              -----------  ----------   -----------

         At December 31, 1997........................................           7,605            8          7,613
                                                                              -----------  ----------   -----------

11       Goodwill
                                                                                                 1997          1998
                                                                                           ----------   -----------
                                                                                           (pound)000    (pound)000
         Cost
         At January 1, 1998..........................................                               -            -
         Purchased Goodwill..........................................                               -          698
                                                                                           ----------   -----------
         At December 31, 1998........................................                               -          698
                                                                                           ==========   ===========
         Amortization
         At January 1, 1998..........................................                               -            -
         Provided in the year........................................                               -           26
                                                                                           ----------   -----------
         At December 31, 1998........................................                               -           26
                                                                                           ==========   ===========
         Net Book Value
         At December 31, 1998........................................                               -          672
                                                                                           ----------   -----------
         At December 31, 1997........................................                               -            -
                                                                                           ==========   ===========


         In April 1998, an agreement was entered into by Texon Overseas (a wholly owned subsidiary) to acquire a further 30% of the Foshan Texon Cellulose Board Manufacturing Co Limited operation. The fair value of consideration was US$ 2,931,000 (approximately (pound)1,759,000) and is to be paid in three annual installments, the first one being paid upon execution of the agreement.

         The purchased goodwill arising on this transaction has been capitalized and classified as an asset in accordance with FRS 10. The Company's accounting policy is to amortize the purchased goodwill to the profit and loss account over 20 years.

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


12       Stocks


                                                                United Texon
                                                                  Limited             Texon International plc
                                                                -------------    --------------------------------
                                                                    As of            As of             As of
                                                                December 31,      December 31,      December 31,
                                                                    1997              1997              1998
                                                                -------------    -------------     --------------
                                                                  (pound)000      (pound)000        (pound)000


        Raw materials...................................             2,283           2,283              2,106
        Work in progress................................             1,148           1,148              1,269
        Finished goods and goods for resale.............            13,285          13,285             12,406
                                                                -------------    -------------     --------------
                                                                    16,716          16,716             15,781
                                                                =============    =============     ==============



13       Debtors
                                                                United Texon
                                                                  Limited             Texon International plc
                                                                -------------    --------------------------------
                                                                    As of            As of              As of
                                                                December 31,      December 31,      December 31,
                                                                    1997              1997              1998
                                                                -------------    -------------     --------------
                                                                  (pound)000      (pound)000        (pound)000

         Amounts falling due within one year:
         Trade Debtors,  net of (pound)1,261,000
           (1997:  (pound)1,529,000) allowance
           for doubtful debtors ...........................        16,868           16,868             16,028
         Other debtors ....................................         1,288            1,288              1,046
         Prepayments and accrued income ...................           327              327                505
                                                                -------------    -------------     --------------
                                                                   18,483           18,483             17,579
                                                                =============    =============     ==============


         Amounts falling due after more than one year:
         Other debtors ....................................           862              862              2,058
                                                                -------------    -------------     --------------
         Total debtors ....................................        19,345           19,345             19,637
                                                                =============    =============     ==============

         Other debtors falling due after more than one year relates to deposits on leased assets, bonds and cash surrender insurance. The movement on the allowance for doubtful debts may be analyzed as follows:

                                                                United Texon
                                                                  Limited             Texon International plc
                                                                -------------    --------------------------------
                                                                Year ended        Year ended        Year ended
                                                                December 31,      December 31,      December 31,
                                                                    1997              1997              1998
                                                                -------------    -------------     --------------
                                                                  (pound)000      (pound)000        (pound)000

        Balance at beginning of year.......................         1,626                -              1,529
        Charge for the year................................           558                -                469
        Utilized during the year...........................          (576)               -               (181)
        Utilized on pre-demerger debts.....................             -                -               (533)
        Allowance acquired.................................             -            1,529                  -
        Exchange adjustment................................           (79)               -                (23)
                                                                -------------    -------------     --------------
        Balance at end of year.............................         1,529            1,529              1,261
                                                                =============    =============     ==============

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


14       Creditors



                                                                United Texon
                                                                  Limited             Texon International plc
                                                                -------------    --------------------------------
                                                                   As of             As of             As of
                                                                December 31,      December 31,      December 31,
                                                                    1997              1997              1998
                                                                -------------    -------------     --------------
                                                                  (pound)000      (pound)000        (pound)000

        Amounts falling due within one year:
        Debenture loans....................................         27,214              3,950              -
        Bank loans and overdrafts..........................         60,446             60,446          6,935
        Obligations under finance leases...................            224                224            372
        Payments received on account.......................             81                 81            119
        Trade creditors....................................          9,460              9,460          7,744
        Taxation and social security.......................          2,333              2,333          2,690
        Other creditors....................................            871                871          1,231
        Accruals...........................................         13,105             37,028         11,858
                                                                -------------    -------------     --------------
                                                                   113,734            114,393         30,949
                                                                =============    =============     ==============


         Included within accruals at December 31, 1997 were the deep discounted bonds held by the Company's shareholders which were purchased from the shareholders by Texon International plc in connection with its acquisition of United Texon Limited.


                                                                United Texon
                                                                  Limited             Texon International plc
                                                                -------------    --------------------------------
                                                                   As of             As of             As of
                                                                December 31,      December 31,      December 31,
                                                                    1997              1997              1998
                                                                -------------    -------------     --------------
                                                                  (pound)000      (pound)000        (pound)000

        Amounts falling due after more one year:
        Bank loans and overdrafts..........................             -                -              3,215
        Obligations under finance leases...................           698              698                873
        Senior Notes.......................................             -                -             80,389
                                                                -------------    -------------     --------------
                                                                      698              698             84,477
                                                                =============    =============     ==============


15       Borrowings



                                                                Unites Texon
                                                                  Limited             Texon International plc
                                                                -------------    --------------------------------
                                                                   As of             As of             As of
                                                                December 31,      December 31,      December 31,
                                                                    1997              1997              1998
                                                                -------------    -------------     --------------
                                                                  (pound)000      (pound)000        (pound)000
        Amounts falling due within one year:
        Senior Secured Loans...............................        48,122             48,122                  -
        Mezzanine debt.....................................         6,854              6,854                  -
        Other loans and overdrafts.........................         5,470              5,470              6,935
        Obligations under finance leases...................           224                224                372
                                                                   60,670             60,670              7,307
        Amounts falling due between one and two years:
        Obligations under finance leases...................           242                242               404
        Amounts falling due between two and five years:
        Senior secured loans...............................             -                  -              2427
        Other bank loans...................................             -                  -               788
        Obligations under finance leases...................           456                456               469
                                                                -------------    -------------     --------------
                                                                      456                456             3,684
                                                                =============    =============     ==============

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


15       Borrowings (continued)



                                                                United Texon
                                                                  Limited             Texon International plc
                                                                -------------    --------------------------------
                                                                   As of              As of            As of
                                                                December 31,      December 31,      December 31,
                                                                    1997              1997              1998
                                                                -------------    -------------     --------------
                                                                  (pound)000      (pound)000        (pound)000


        Amounts falling due after five years:
        Senior notes                                                   -                  -              80,389
                                                                -------------    -------------     --------------
        Total borrowings                                          61,368             61,368              91,784
                                                                =============    =============     ==============


         Following the acquisition of United Texon Limited by Texon International plc on December 31, 1997 the senior secured loans, mezzanine debt and loan notes became repayable on demand and were repaid on January 30, 1998. As a part of the same transaction Texon International plc acquired the deep discounted bonds from the shareholders of United Texon Limited and entered into a new Credit Agreement.

         Senior secured loans

         On January 30, 1998 Texon International plc entered into a new Credit Agreement with Chase Manhattan and other institutions. The Credit Agreement provides a multi-currency revolving facility (the "Revolving Facility") in a maximum amount not exceeding (pound)15.0 million. Letters of credit and bank guarantees may be issued as part of the Revolving Facility. The Revolving Facility will be used to refinance a portion of the senior bank facilities and provide for the working capital and general corporate purposes of the Company. The availability of the Revolving Facility will be subject to various conditions precedent customary for facilities of this nature.

         The Revolving Facility bears interest at a rate of 2% per annum plus LIBOR, subject to certain reductions based on financial performance. The Revolving Facility is a three year facility expiring on January 30, 2001. A commitment fee of 0.75% per annum will be paid by Texon International plc on the undrawn portion of the Revolving Facility. Each lender which issues a letter of credit or bank guarantee under the Revolving Facility will receive an issuing bank fee of 0.125% per annum in respect of its contingent liability for such letter of credit or bank guarantee. Each lender will receive a letter of credit fee calculated on a day to day basis in respect of issued letters of credit or bank guarantees at a rate equal to the margin payable in respect of the facilities and based on each lender's contingent liability in respect of such letters of credit or bank guarantees.

         Texon International plc will be required to make mandatory prepayments of all outstanding loans under the Revolving Facility upon the occurrence of a flotation, debt refinancing or change of control of the Company.

         The Credit Agreement contains customary covenants including restrictions on disposal of assets, incurring additional indebtedness or contingent liabilities, making acquisitions or investments, engaging in mergers on consolidations, or amending other debt instruments.

         In addition, the Company is required to comply with specified financial ratios, including a total net interest cover ratio, a fixed charge ratio and a total debt to EBITDA ratio, calculated on a rolling 12 month basis. The Credit Agreement also contains customary events of default including payment default, covenant default, cross-default and certain events of insolvency.

         The revolving facility is secured on the shares in United Texon Ltd.

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


15       Borrowings (continued)

         Under the revolving facility the Group has unused available bank facilities as of December 31, 1998 of (pound)11.9 million under the facilities in place at (December 31, 1997: (pound)3.5 million).

         Senior notes financing

         On January 30, 1998 the Company issued DM 245,000,000 (approximately (pound)82.2 million) of 10% Series A Senior notes due February 1, 2008. On October 23, 1998 the Company purchased, at a discount, DM 7,000,000 of these loan notes, for DM 5,681,944 (approximately (pound)2.05 million). Interest is payable on 1 February and 1 August of each year commencing on August 1, 1998.

         The notes are subjected to restrictive covenants similar to those in the Credit Agreement. The Company may be required to redeem the Notes at 101% of the principal amount, together with accrued and unpaid interest upon a change of control.

         The notes are shown net of related expenses of (pound)5,223,000 and these are being amortized over the life of the notes, that being 10 years.

         Other financing

         Other loans and overdrafts represent credit facilities of subsidiaries with third parties.

16       Provisions for liabilities and charges


                                                                                   Deferred    Other
                                                                        Pensions   Taxation    Provisions      Total
                                                                       ----------  ----------  ----------    ----------
                                                                       (pound)000  (pound)000  (pound)000    (pound)000

         At January 1, 1998.........................................     3,694       (216)       2,944        6,422
         Exchange adjustment........................................       216          3          308          527
         Provided...................................................       335          -        1,746        2,081
         (Utilised)/Applied.........................................      (431)         8         (965)      (1,388)
                                                                       ----------  ----------  ----------    ----------
         At December 31, 1998.......................................     3,814       (205)       4,033        7,642
                                                                       ==========  ==========  ==========    ==========
         At December 31,1997........................................     3,694       (216)       2,944        6,422
                                                                       ==========  ==========  ==========    ==========

         Pensions:

         Pensions are discussed in note 26.

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


16       Provisions for liabilities and charges (continued)


         Deferred Taxation:

                                                                                         Texon International plc
                                                                                  ------------------------------------
                                                                                     Year ended          Year ended
                                                                                  December 31, 1997  December 31, 1998
                                                                                  ------------------ -----------------
                                                                                   (pound)000         (pound)000


         Deferred taxation is represented by
         Excess of capital allowances over accumulated depreciation.....                (51)               (51)
         Intercompany profit contained in stock.........................               (262)              (262)
         Other provisions and timing differences........................                 97                 108
                                                                                  ------------------ -----------------
                                                                                       (216)              (205)
                                                                                  ================== =================


         Properties included in the accounts at more than their historical cost in the local books of Group companies could give rise to a tax liability of approximately (pound)285,000 (1997:(pound)1.7 million) if sold at net book value. Provision for this liability has not been made in the accounts as in some cases there is no intention of selling the properties and in others any tax liability would be extinguished by available tax losses. Otherwise the total potential liability for deferred tax, not shown in the accounts, is nil (1997 : nil).

         Other provisions

         Other provisions at December 31, 1998 includes  (pound)586,000  (1997 :
         (pound)606,000) for post retirement medical and life insurance benefits of retired employees and certain current employees in the United States. (See Note 27).

17       Dividends


                                                                                         1997              1998
                                                                                  ------------------ -----------------
                                                                                      (pound)000        (pound)000

         5% Cumulative preference dividend proposed
                  on non-equity shares..................................                  -               2,600
                                                                                  ================== =================


                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


18       Share capital
         Texon International plc

                                                                                             As of                      As of
                                                                                             December 31,               December 31,
                                                                               Number of     1997          Number of    1998
                                                                                 Shares      (Pounds)        Shares     (Pounds)
                                                                              -------------  ----------- ------------  ------------

         Authorized share capital

         Ordinary A voting shares of(pound)1 each.......................         3,436,277    3,436,277    3,436,277    3,436,277
         Ordinary A non-voting shares of(pound)1 each...................           163,723      163,723      163,723      163,723
         Ordinary B voting shares of(pound)1 each.......................           400,000      400,000      400,000      400,000
         Redeemable cumulative preference shares
         of 10p each....................................................        52,000,000    5,200,000   52,000,000    5,200,000
                                                                                             -----------               ------------

                                                                                              9,200,000                 9,200,000
                                                                                             ===========               ============

                                                                                             As of                      As of
                                                                                             December 31,               December 31,
                                                                               Number of     1997          Number of    1998
                                                                                 Shares      (Pounds)        Shares     (Pounds)
                                                                              -------------  ----------- ------------  ------------

         Called up, allotted and fully paid share capital

         Ordinary A voting shares of(pound)1 each.......................                 -            -    3,436,277    3,436,277
         Ordinary A non-voting shares of(pound)1 each...................                 -            -      163,723      163,723
         Ordinary B voting shares of(pound)1 each.......................                 1            1      320,000      320,000
         Redeemable cumulative preference
         shares of 10p each.............................................                 -            -   52,000,000    5,200,000

         Partly paid share capital

         Ordinary B voting shares of(pound)1 each.......................            49,999       12,501            -            -
                                                                                             -----------               ------------
                                                                                                 12,502                 9,120,000
                                                                                             ===========               ============


         United Texon Limited

         Details  of  the  issued  share  capital   including  the  mandatorily
         redeemable cumulative preference shares acquired by Texon International plc at December 31, 1997 are given below:

                                                                                                    As of December 31, 1997
                                                                                              Number of
                                                                                               shares                   ((pound))
                                                                                             -----------               ------------

         Authorized share capital

         Ordinary voting shares of 1p each..............................                      4,999,568                 49,996
         Ordinary non-voting shares of 1p each..........................                        250,327                  2,503
         Mandatorily redeemable cumulative preference shares
         of(pound)1 each................................................                     29,000,000             29,000,000
                                                                                             -----------          ------------
                                                                                                                    29,052,499
                                                                                                                  =============

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


18       Share capital (continued)



                                                                                                   As of December 31, 1997
                                                                                             Number of                 Consideration
                                                                                              shares      Par Value    Paid
                                                                                            -----------  -----------  ------------
                                                                                                          (pound)       (pound)

         Issued share capital

         Ordinary voting shares of 1p each..................                                4,749,673       47,497       4,749,673
         Ordinary non-voting shares of 1p each............                                    250,327        2,503         250,327
         Mandatorily redeemable cumulative preference
         shares of(pound)1 each.........................................                   29,000,000   29,000,000      29,000,000
                                                                                           -----------  -----------    ------------
                                                                                                        29,050,000      34,000,000
                                                                                           ===========  ===========    ============


         On December 31, 1997 Texon International plc acquired the entire share capital including preference shares of United Texon Limited. On January 30, 1998, further shares were issued in connection with the acquisition of United Texon Limited.

         The above shares were issued to effect the acquisition of United Texon Limited as follows:

                  i) 2,855,298 Redeemable preference shares of 10p each issued at a premium of 90p in part consideration for the acquisition of 100% of the deep discounted bond issued by United Texon Limited.

                  ii) 29,000,000 Redeemable preference shares of 10p each issued at a premium of 90p included in share capital to be issued to purchase 100% of the mandatorily redeemable preference shares of United Texon Limited.

                  iii) 20,144,702 Redeemable preference shares of 10p each issued at a premium of 90p, 3,436,277 voting A ordinary shares of (pound)1 each issued at par and 163,723 non-voting ordinary shares of (pound)1 each issued at par all included in share capital to be issued to purchase of 87.62% of the voting and 100% of the non-voting ordinary shares of United Texon Limited.

         320,000 voting B ordinary shares of (pound)1 each issued at par, 50,000 of these were issued on acquisition on December 31, 1997 (49,999 were partly paid with 25p per share as consideration, on January 30, 1998, the balance of 75p per share on 49,999 partly paid B ordinary shares was paid in cash).

         Cash consideration of (pound)2,810,000 was paid to members of the management in satisfaction of the liability for the purchase of 12.38% of the voting ordinary shares of United Texon Limited issued upon exercise of the share options and (pound)20,600,000 was paid as part consideration for the acquisition of 100% of the deep discounted bond.

         Under the terms of the revolving credit facility and the 10% Series A Notes due 2008, Texon International plc is prevented from paying a dividend on preference shares and ordinary shares until certain financial ratios have been met.

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


18       Share capital (continued)

         The redeemable cumulative preference shares carry a fixed cumulative dividend, calculated as a percentage of the redemption value of (pound)52.0 million, payable semi-annually at a rate exclusive of any associated tax credit. On March 11, 1999 a Special Resolution was passed by the Shareholders to amend the Articles of Association of the Company to reflect a change in the dividend percentage. The new Articles state that for periods ending on or prior to December 31, 2000, the preference dividend will accrue at the rate of 6.75% per annum rather than at 15% as shown by the previous agreement. This change is retrospective and any entitlement to the higher rate in historic periods has been waived by the Shareholders. There has been no change made to the period post January 1, 2001 where, in the absence of a sale or listing of the Company the preference dividend will accrue at the rate of 15% per annum through to September 30, 2002, and at 25% thereafter. At present, payment of a 5% per annum dividend on or prior to the due date shall be deemed to satisfy the full 6.75% rate for periods up to December 31, 2000 - provided that arrears of accrued but unpaid dividends in respect of previous periods have been paid until this date. In the event that the dividend is not paid on the due date it shall accumulate at a rate of 6.75%. The Directors believe that it is improbable that the Company will actually bear the higher rates and so they have not been taken into account for the purposes of calculating the finance charge.

         The redeemable cumulative preference shares may be redeemed by the Company in multiples of 100,000 or as a whole by serving notice on the Preference Shareholders specifying the number of Preference shares to be redeemed. The redemption is at the option of the Company and no redemption premium is payable.

         P. E. Selkirk and J. N. Fleming have an agreement with the other shareholders to acquire up to 80,000 ordinary voting shares at a price of (pound)8.75 per share. The options will lapse on December 21, 2004 if not exercised prior to that date. In addition, a further 240,000 A ordinary shares are available for allocation, on a basis to be determined by the Remuneration Committee, to Officers of the Company on the same terms as those described above.

         Mandatorily redeemable cumulative preference shares:

            The mandatorily redeemable cumulative preference shares are redeemable at United Texon Limited's option but in any event not later than the earlier of the date of sale or flotation of the company or September 30, 2002, at par together with premium of 7 1/2% per annum from date of redemption. In addition, the mandatorily redeemable cumulative preference shares carry the right to a preference dividend that accrues at the rate of 5% per annum from January 1, 1996, to dat of redemption. The accretion of the preference dividend and redemption premium has been included as an appropriation in the profit and loss account and a transfer made for the amounts involved between equity and non-equity interests within the total of shareholders' equity.

            On October 6, 1997, United Texon Limited's shareholders waived their entitlement to the premium on redemption in respect of the period from January 1, 1996, to December 31, 1997, together with additional amounts representing interest on the preference dividend for the same period. The premium payable on the redemption of the preference shares form the date of issue to December 31, 1997, was also waived. From January 1, 1998, the original rights and entitlements are restored.

            As a result of the waiver the redemption premium, preference dividend and interest charges transferred from equity to non-equity interests in prior periods has been reversed in 1997.

         Non-equity interests are comprised of the following:

                                                                             ((pound))


         Non-equity interests
         Preference shares of (pound)1 each (at issue)....................   29,000,000
         Acretion of redemption premium for the period ...................    1,450,000
                                                                            ------------
         Non-equity interest at December 31, 1996.........................   30,450,000
         Acretion of redemption premium for the period ...................    2,284,000
         Accrued preference dividend and interest
          on accrued preference dividend .................................    1,483,000
                                                                            ------------
         Non-equity interest at December 31, 1996.........................   34,217,000
         Reversal of redemption premium...................................   (3,734,000)
         Waiver of accrued preference dividend and
          interest on accrued preference dividend.........................   (1,483,000)
                                                                            ------------
         Non-equity interest at December 31, 1997.........................   29,000,000
                                                                            ============

Shares options-United Texon Limited

         Share options over 62,500 ordinary shares and 150,000 ordinary shares were previously granted to Directors in 1995 and 1996 at an exercise price of (pound)1 per share. The exercise price exceeded the fair value of the share at the date of grant, there were no conditions for exercise and no expiration date for the options. No options were exercise or forfeited in 1995 and 1996. The share options for the 212,500 ordinary shares were forfeited during 1997 in connection with the establishment of a new share option scheme.

         Under the 1997 share option scheme 925,273 share options were granted to directors and officers at a weighted average exercise price per share of 1p. In 1997 671,123 were exercised with the remaining 254,150 being forfeited.

         The options were granted in October 1997, and were only exercisable on the occurrence of a capital event (i.e., a sale or listing). The number of shares to which individuals were entitled was determined in relation to the capital value of the Company. The acquisition of Untied Texon Limited by Texon International pic triggered the exercise of the options. The shares were issued on January 30, 1998, effective as at December 31, 1997.

         The total compensation cost included in the results of Unite Texon Limited in the Year ended December 31, 1997 in respect of the 1997 share option scheme was (pound)2.8 million. The weighted average grant date fair value of options granted during the year was (pound)4.18.

                             TEXON INTERNATIONAL

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


18       Share capital (continued)

         Summary of Share Capital Movement

         Movements in share capital are summarized below:

United Texon Limited


                                                                     Share capital
                           ------------------------------------------------------------------------------------------------------
                            Mandatorily   Mandatorily                 Mandatorily     Mandatorily
                             redeemable    redeemable                  redeemable      redeemable
                             cumulative    cumulative                  cumulative      cumulative
                             preference    preference     Ordinary     preference      preference     Ordinary
                             shares of    shares of 1   shares of 1    shares of      shares of 1   shares of 1
                           (pound)1 each   pence each    pence each   (pound) 1 each   pence each   pence each          Total
                           -------------  -----------   -----------   --------------  -----------   -----------       ----------
                              (Number)      (Number)      (Number)      (pound)000     (pound)000   (pound)000)       (pound)000

        Authorized:
        December 31, 1997..  29,000,000         -        5,249,895        29,000            -            52             29,052
        Issued :
        December 31, 1997..  29,000,000         -        5,000,000        29,000            -            50             29,050
                           -------------  -----------   -----------   --------------  -----------   -----------       ----------

        ----------------------------------------------------------------------------------------------------------------------------
         Texon International plc

                                                                                   Share capital
                                                 Redeemable                         Redeemable
                                                 cumulative                         cumulative
                                                 preference                         preference          Ordinary
                                                shares of 10      Ordinary         shares of 10     shares of (pound)1
                                                 pence each    Shares of(pound)1    pence each            each              Total
                                               -------------   -----------------   --------------   ------------------   ----------
                                                  (Number)        (Number)          (pound)000          (pound)000       (pound)000

        Authorized :
        December 31, 1997...................     52,000,000       4,000,000           5,200              4,000              9,200
        Issued :
        Issued partly paid....................                       50,000                                 13                 13
        Share  capital  to be issued  for the
        Acquisition...........................   52,000,000       3,600,000           5,200              3,600              8,800
                                               -------------   -----------------   --------------   ------------------   ----------
        December 31, 1997.....................   52,000,000       3,650,000           5,200              3,613              8,813
        Share capital issued..................          -           320,000              -                 307                307
                                               -------------   -----------------   --------------   ------------------   ----------
                                                 52,000,000       3,920,000           5,200              3,613              9,120

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


19       Reserves


                                                                  Share       Goodwill      Profit
                                                                  Premium     write-off     & Loss
                                                                  Account     Reserve       Account        Total
                                                                ------------  ----------   ----------    ----------
                                                                 (pound)000   (pound)000   (pound)000    (pound)000


         United Texon Limited
         Balance at January 1, 1996 as previously
          stated........................................           4,950      (89,677)      (14,911)      (99,638)
         Goodwill eliminated in reserves                               -       89,677       (89,677)            -
         Retained loss for the year.....................               -            -          (729)         (729)
         Exchange adjustments...........................               -            -        (5,251)         5,251
                                                                ------------  ----------   ----------    ----------
         Balance at December 31, 1996...................            4,950      (81,809)     (18,257)       (95,116)
                                                                ------------  ----------   ----------    ----------
         Balance at January 1, 1997.....................            4,950      (81,809)    (100,066)       (95,116)
         Retained loss for the year.....................                -            -       (4,318)        (4,318)
         Exercised share options........................                -            -        2,803          2,803
         Exchange adjustments...........................                -            -       (1,659)        (1,659)
                                                                ------------  ----------   ----------    ----------
         Balance at December 31, 1997...................            4,950      (79,462)    (103,240)       (98,290)
                                                                ------------  ----------   ----------    ----------

         ---------------------------------------------------------------------------------------------------------------------------

         Texon International plc
         Balance at incorporation.......................                -            -             -             -
         Goodwill written-off during the period.........                -     (124,242)            -      (124,242)
         Share capital to be issued.....................           46,800            -             -        46,800
                                                                ------------  ----------   ----------    ----------
         Balance at December 31, 1997                              46,800     (124,242)            -       (77,442)
                                                                ------------  ----------   ----------    ----------
         At December 31, 1997 as previously stated......           46,800     (124,242)            -       (77,442)
         Goodwill eliminated in reserves................                -      124,242      (124,242)            -
                                                                ------------  ----------   ----------    ----------
         At December 31, 1997 as restated...............           46,800            -      (124,242)      (77,442)
         Share capital to be issued (cancelled).........          (46,800)           -             -        46,800
         Share premium in year..........................           46,800            -             -        46,800
         Retained loss for the year.....................                -            -          (378)         (378)
         Goodwill on disposal of Turbel Ltd.............                -            -             5             5
         Exchange adjustments...........................                -            -        (4,924)       (4,924)
                                                                ------------  ----------   ----------    ----------
         Balance at December 31, 1998...................           46,800            -      (129,539)      (82,739)

                                                                ============  ==========   ==========    ==========


         Goodwill of approximately (pound)124 million was eliminated against a goodwill reserve as a matter of accounting policy. In accordance with FRS 10 this goodwill has now been netted off against the profit and loss account reserve and the opening balance restated to reflect the comparative balance sheet. Goodwill written off to reserves of approximately (pound)128 million will be charged or credited in the profit and loss account on subsequent disposal of the businesses to which it relates.




                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


20       Minority equity interests

                                                    United Texon Limited                 Texon International plc
                                               Year ended         Year ended         Year ended          Year ended
                                            December 31, 1996  December 31, 1997  December 31, 1997  December 31, 1998
                                            -----------------  -----------------  -----------------  -----------------
                                                (pound)000         (pound)000         (pound)000         (pound)000

        Balance at beginning of                     890                1,221              -                  1,431
           period..........................
        Acquisition of United Texon
           Limited.........................           -                    -          1,431                      -
-
        Minority  interest  in the  profit
           on  ordinary  activities  after
           tax.............................         293                  305              -                   184
        Exchange adjustments...............          38                  (95)             -                   (75)
        Minority interest purchased
           30%                                        -                                                    (1,062)
                                            -----------------  -----------------  -----------------  -----------------
        Balance at December 31.....               1,221                1,431          1,431                   478
                                            =================  ================  ==================  =================

         The minority interests relate to the Group's operation in China.

         The Company owns 96% of USM (China Holdings) Limited, which in turn holds 60% of Foshan Texon Cellulose Board Manufacturing Co Limited. In April 1998, an agreement was entered into by Texon Overseas (a wholly owned subsidiary) to acquire a further 30% of the Foshan Texon Cellulose Board Manufacturing Co Limited. The price of US$2,625,000 is to be paid in three annual installments, the first one was paid upon execution of the agreement. The total share holding in Foshan Texon Cellulose Board Manufacturing Co Limited held by the Texon International plc Group is 87.6%.

21       Acquisitions

         Year ended December 31, 1998

         In April 1998, an agreement was entered into by Texon Overseas (a wholly owned subsidiary) to acquire a further 30% of the Foshan Texon Cellulose Board Manufacturing Co Limited. See notes 11 and 20.

         The net assets acquired in 1998 were as follows:
                                                                 Fair Value
                                                               --------------
                                                                 (pound)000

         Net Assets Acquired*..............................        1,061
         Goodwill..........................................          698
                                                               --------------
         Cost of Net Assets Acquired.......................        1,759
                                                               ==============

         * Net assets acquired were 30% of the total net assets of the Foshan Texon Cellulose Board Manufacturing Co Limited.

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


21       Acquisitions (continued)

         Year ended December 31, 1997

         On December 31, 1997 the company acquired the materials business from United Texon Limited. The acquisition has been accounted for by the acquisition method of accounting. See Note 25.

         The net assets acquired at December 31, 1997 were as follows:

22       Contingent liabilities

         Subsidiary undertakings have contingent liabilities amounting to approximately (pound)847,000 (December 31, 1997:(pound)681,000) in respect of guarantees given for commitments in the normal course of trade.

         From time to time, the Company is involved in routine litigation incidental to its business. The Company is not a party to any pending or threatened legal proceeding which the Company believes would have a material adverse effect on the Company's results of operations or financial condition.

23       Financial commitments

         Capital Commitments

                                                                            1997          1998
                                                                         ----------    ----------
                                                                         (pound)000    (pound)000

         Contracted for but not provided......................               16            143
                                                                         ==========    ==========


                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


23       Financial commitments (continued)

         Other financial commitments

         Operating lease commitments of the Group for future minimum lease payments as at December 31, 1998 were as follows :

                                                                                         Property        Other
                                                                                        ----------    ----------
                                                                                        (pound)000    (pound)000

         Leases expiring within 1 year......................................               131            186
         Leases expiring in the second to fifth years inclusive.............               566            333
         Leases expiring over 5 years.......................................               122              9
                                                                                        ----------    ----------
                                                                                           819            528
                                                                                        ==========    ==========

24       Related party transactions

         Certain Texon International plc Shareholders have had commercial relations with group companies. As a consequence, fees have been paid to the Shareholders for providing the services of directors, banking services and strategic advice. The Chase Manhattan Bank is the Group corporate banker and a Shareholder. Apax Partners is a shareholder.

         Transactions with related parties during the period (excluding interest paid in the normal course of business) including fees are as follows :


                                                    United Texon Limited                 Texon International plc
                                            -----------------------------------    ------------------------------------
                                                                                    Period from
                                                                                   December 31,
                                               Year ended         Year ended          1997 to
                                              December 31,       December 31,      December 31,          Year ended
                                                  1996               1997              1997          December 31, 1998
                                            -----------------  ----------------    --------------   -------------------
                                               (pound)000         (pound)000         (pound)000         (pound)000

        Fees for directors' services..            45                 45                  -                 36
        Banking and strategic
           advice......................           80                155                500                161
        Debt issuance..................            -                700                  -              3,094
                                            -----------------  ----------------    --------------   -------------------
                                                 125                900                500              3,291
                                            =================  ================    ==============   ===================

         Amounts included within creditors in respect of related parties at December 31, 1998 totalled (pound)450,000 (December 31, 1997:(pound)519,000). Included within prepayments in respect of related parties at December 31, 1998 was an amount of (pound) nil (December 31, 1997:(pound)14,000).

         During the year in the event described in Note 15 Texon International plc paid to related parties, Chase Manhattan Bank. (pound)3,086,000 and Apax Partners (pound)8,000 in respect of debt issuance costs. The Group also incurred agency fees of (pound)161,000 which were payable to Chase Manhattan Bank as the group corporate banker.

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


24       Related party transactions (continued)

         Peter Selkirk and Neil Fleming, who are directors of the company, have an agreement with the holders of the A ordinary shares in Texon International plc whereby they each may acquire from those shareholders 80,000 A ordinary shares at a price of (pound)8.75 per share. The options will lapse on December 21, 2004 if not exercised prior to that date. In addition, a further 240,000 A ordinary shares are available for allocation, on a basis to be determined by the Remuneration Committee, to Officers of the Company on the same terms as those described above.

         During the year ended December 31, 1997, the then Chairman of United Texon Limited held a directorship of SATRA (Shoe and Allied Trades Research Associates) and a subsidiary of United Texon Limited, British United Shoe Machinery Limited made payments to SATRA of (pound)28,078 ((pound)61,884 in 1996).

         Continuing relationship with a business owned by the Shareholders

         Warranties given by United Texon Limited regarding the shares being sold and provisions regulating aspects of the ongoing relationship between United Texon Limited and USM Group Holdings Limited. These include (i) provisions dealing with the sharing of historic insurance coverage, (ii) mutual undertakings not to compete for three years, and
         (iii) an undertaking by the parties to determine an appropriate mechanism for splitting the UK pension scheme. See Note 26.

         The company has taken advantage of the exemption allowed in FRS 8 not to disclose transactions between group companies.

25       Notes to the consolidated cash flow statement

         a) Reconciliation of operating profit to net cash inflow from operating activities

                                                    United Texon Limited                 Texon International plc
                                            -----------------------------------    ------------------------------------
                                                                                    Period from,
                                                                                    December 31,
                                               Year ended         Year ended           1997 to           Year ended
                                              December 31,       December 31,       December 31 ,       December 31,
                                                  1996               1997               1997                 1998
                                            -----------------  ----------------    --------------   -------------------
                                               (pound)000       (pound)000          (pound)000            (pound)000



        Operating profit.......................   12,507           8,592                -                    13,538

        Depreciation and amortization
          charges..............................    5,832           4,938                -                     1,910
        Cash flow relating to restructuring
          charge ..............................   (4,234)         (3,693)
        Decrease in stocks.....................    2,228          18,362                -                       982
        Decrease in debtors....................    2,208          14,233                -                     1,020
        Decrease in creditors..................    8,839         (39,622)               -                    (6,298)
        Profit on sale of  tangible  fixed
          assets...............................      (51)           (637)               -                    (1,008)
        Management share option expense........        -           2,803                -                         -
                                            -----------------  ----------------    --------------   -------------------
        Net  cash  inflow  from  operating
          activities...........                   27,329           4,976                -                    10,144
                                            =================  ================    ==============   ===================

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


25       Notes to the consolidated cash flow statement (continued)

         b)       Analysis of cash flows for headings netted in the cash flow


                                                        United Texon Limited                 Texon International plc
                                                -----------------------------------    ------------------------------------
                                                                                        Period from,
                                                                                        December 31,
                                                   Year ended        Year ended            1997 to            Year ended
                                                 December 31,       December 31,         December 31,        December 31,
                                                      1996              1997                 1997                 1998
                                                -----------------  ----------------    --------------   -------------------
                                                   (pound)000       (pound)000           (pound)000           (pound)000

         Returns   on    investments    and
           servicing of finance
         Interest received ................               229             298                 --                 160
         Interest paid ....................            (6,141)         (5,564)                --              (9,749)
         Interest  element of finance lease
           payments .......................               (59)            (77)                --                 (66)
         Interest    element   of   finance
           leased machinery ...............              (488)           (322)                --                --
         Expenses  incurred  in issuance of
           the senior notes ...............              --              --                   --              (5,112)
                                                -----------------  ----------------    --------------   -------------------
         Net cash  outflow  for  returns on
           investments   and  servicing  of
           finance ........................            (6,459)         (5,665)                --             (14,767)
                                                -----------------  ----------------    --------------   -------------------
         Capital  expenditure and financial
           investment
         Purchase   of    tangible    fixed            (5,321)         (3,260)                --              (2,038)
           assets
         Sale of tangible fixed
           assets .........................             2,023           9,250                 --               4,249
                                                -----------------  ----------------    --------------   -------------------
         Net  cash   (outflow)/inflow   for
           capital expenditure and
           financial investment ...........            (3,298)          5,990                 --               2,211
                                                -----------------  ----------------    --------------   -------------------
         Acquisitions and disposals
         Net debt acquired ................              --              --                (64,175)             --
         Purchase/Sale of subsidiary
           undertaking ....................              --              --                   --             (24,000)
                                                -----------------  ----------------    --------------   -------------------
         Net cash outflow for
           acquisitions ...................              --              --                (64,175)          (24,000)
                                                -----------------  ----------------    --------------   -------------------
         Financing
         Issue of ordinary share
           capital ........................                --            --                     13                --
         Debt redeemed ....................           (17,256)         (3,859)                --             (57,368)
         Debt issued ......................                --            --                 64,175            81,507
         Capital  element of finance  lease
           rental payments ................              (243)           (170)                --                 323
                                                -----------------  ----------------    --------------   -------------------
         Net cash (outflow/inflow from
           financing ......................           (17,499)         (4,029)              64,188            24,462
                                                =================  ================    ==============   ===================

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


25       Notes to the consolidated cash flow statement (continued)

         c)       Analysis of net debt


                                                                            Debt due      Debt due
                                                              Over           within       after one         Finance
                                              Cash            drafts        one year         year            leases         Total
                                           ----------       ----------     ----------     ----------       ----------    ----------
                                           (pound)000       (pound)000     (pound)000     (pound)000       (pound)000    (pound)000


         United Texon Limited
         As at January 1, 1996 .....          2,064          (2,741)        (73,783)        (27,535)           (509)       (102,504)
         Cash flow .................             32            (523)         17,256            --               243          17,008
         Other non-cash charges ....           --              --              --            (3,099)           (826)         (3,925)
         Foreign exchange
           movement ................           (305)            350           2,854            --              --             2,899
                                           ----------       ----------     ----------     ----------       ----------    ----------
         As at December 31, 1996 ...          1,791          (2,914)        (53,673)        (30,634)         (1,092)        (86,522)
         As at January 1, 1997 .....          1,791          (2,914)        (53,673)        (30,634)         (1,092)        (86,522)
         Cash flow .................            987          (1,227)          3,859            --               170           3,789
         Other non-cash charges ....           --              --           (34,068)         30,634            --            (3,434)
         Cash sold in disposal .....         (1,577)            411            --              --              --            (1,166)
         Foreign exchange
           movement ................            (58)            366            (414)           --              --              (106)
                                           ----------       ----------     ----------     ----------       ----------    ----------
         As at December 31, 1997 ...          1,143          (3,364)        (84,296)           --              (922)        (87,439)

         Texon International plc
         Debt acquired December 31,
           1997 ....................          1,143          (3,364)        (61,032)           --              (922)        (64,175)
         Proceeds from share issue .             13            --              --              --              --                13
                                           ----------       ----------     ----------     ----------       ----------    ----------
         As at December 31, 1997 ...          1,156          (3,364)        (61,032)           --              (922)        (64,162)

         As at January 1,1998 ......          1,156          (3,364)        (61,032)           --              (922)        (64,162)
         Reclassification ..........           --              (405)            405            --              --              --
         Cash flow .................           (443)         (2,927)         57,368         (81,507)           (323)        (27,832)
         Other non-cash charges ....           --              --             3,215           2,008            --             5,223
         Foreign exchange
           movement ................              8            (239)             44          (4,105)           --            (4,292)
                                           ----------       ----------     ----------     ----------       ----------    ----------
         As at December 31, 1998 ...            721          (6,935)           --           (83,604)         (1,245)        (91,063)
                                           ==========       ==========     ==========     ==========       ==========    ==========


         Other non cash charges relate to unamortized debt issuance costs.

         d)       Cash flow relating to exceptional items

                                                            United Texon Limited                    Texon International plc
                                                    --------------------------------------  ------------------------------------
                                                                                               Period from
                                                                                               December 31,
                                                       Year ended            Year ended          1997 to          Year Ended
                                                       December 31,          December 31,      December 31,     December 31,
                                                            1996                 1997               1997             1998
                                                       ------------          -----------       ------------     -------------
                                                         (pound)000           (pound)000         (pound)000       (pound)000

         Provision    at    beginning    of
         period ...........................                9,374                 5,140                -               --
         Spend ............................               (4,234)               (3,693)               -              (819)
         Income............................                 --                    --                  -             3,788
         Discontinued operations ..........                 --                  (1,447)               -               --
                                                       ------------          -----------       ------------     -------------
         Provision at end of period .......                5,140                  --                  -               --
                                                       ============          ===========       ============     =============

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


25       Notes to the consolidated cash flow statement (continued)

         e)       Cash flow relating to sale of business


                                                            United Texon Limited                    Texon International plc
                                                    --------------------------------------  ------------------------------------
                                                                                               Period from
                                                                                               December 31,
                                                       Year ended            Year ended          1997 to          Year Ended
                                                       December 31,          December 31,      December 31,     December 31,
                                                            1996                 1997               1997             1998
                                                       ------------          -----------       ------------     -------------
                                                         (pound)000           (pound)000         (pound)000       (pound)000

         Net assets disposed
            Fixed Assets ...............                   --                   6,238                -               --
            Stock ......................                   --                  16,034                -               --
            Debtors ....................                   --                  13,462                -               --
            Creditors ..................                   --                 (40,150)               -               --
            Overdraft ..................                   --                    (411)               -               --
            Cash .......................                   --                   1,577                -               --
                                                       ------------          -----------       ------------     -------------
            Profit on disposal..........                   --                  (3,250)               -               --
                                                           --                   3,250                -               --
                                                       ============          ===========       ============     =============


         f)       Major non cash transactions

                  (i) During the period  December 31, 1996 United Texon  Limited entered into finance lease arrangements in respect of assets with a total capital value of (pound)826,000. Interest on the debentures of (pound)2,638,000 and interest on the mezzanine debt of (pound)461,000, which was not paid, has been added to the debt during the year.
                 (ii) During the period to December 31, 1997,  (pound)30,634,000 of debt classified as due after one year has been reclassified as due within one year. Interest on the debentures of (pound)3,071,000 and interest on the mezzanine debt of (pound)363,000, which was not paid, has been added to the debt during the period.
                (iii) During the period to  December  31,  1998,  the total fair value of the consideration for the additional shareholding in Foshan was (pound)1,759,000, of this (pound)545,000 was paid during the year, the balance is payable in installments over the following two years.

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


25       Notes to the consolidated cash flow statement (continued)

         g)       Purchase of subsidiary undertaking


                                                            United Texon Limited                    Texon International plc
                                                    --------------------------------------  ------------------------------------
                                                                                               Period from
                                                                                               December 31,
                                                       Year ended            Year ended          1997 to          Year Ended
                                                       December 31,          December 31,      December 31,     December 31,
                                                            1996                 1997               1997             1998
                                                       ------------          -----------       ------------     -------------
                                                         (pound)000           (pound)000         (pound)000       (pound)000

         Net assets acquired:
         Tangible fixed assets ............               -                   --                    17,098                --
         Stock ............................               -                   --                    16,716                --
         Debtors ..........................               -                   --                    19,345                --
         Cash at bank and in hand .........               -                   --                     1,143                --
         Creditors ........................               -                   --                   (32,272)               --
         Overdrafts acquired ..............               -                   --                    (3,364)               --
         Loans and finance leases .........               -                   --                   (61,954)               --
         Minority shareholders'
           interests ......................               -                   --                    (1,431)               --
                                                       ------------          -----------       ------------     -------------
                                                          -                   --                   (44,719)               --
         Goodwill .........................               -                   --                   123,742                --
                                                       ------------          -----------       ------------     -------------
                                                          -                   --                    79,023                --
                                                       ------------          -----------       ------------     -------------
         Satisfied by:
         Cash payable in January
           1998 ...........................               -                   --                    23,423                --
         Shares to be issued in January
           1998 ...........................               -                   --                    55,600                --
                                                       ------------          -----------       ------------     -------------
                                                          -                   --                    79,023                --
                                                       ------------          -----------       ------------     -------------
         Analysis  of net  outflow  of cash
           in  respect  of the  purchase of
           the subsidiary undertaking:
         Cash consideration ...............               -                   --                      --                  --
                                                       ------------          -----------       ------------     -------------
         Net cash and overdrafts ..........               -                   --                      --                  --

         Acquisition costs ................               -                   --                      (500)               --
                                                       ------------          -----------       ------------     -------------
         Total costs of acquisition .......               -                   --                      (500)               --
                                                       ============          ===========       ============     =============

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


26       Pension costs

         The majority of the Group's employees participate in pension schemes of the defined benefit type that determine retirement pensions based on an employee's years of service and a final pay definition. Some of these schemes are externally funded within trusts, other are financed via internal book reserves. For all these schemes contributions are paid or pension costs charged based on advice received from qualified actuaries.

         The major funded pension schemes are in the UK and the US.

         The UK pension scheme covers employees of the Group and of the former Machinery business of United Texon Limited, and is to be split following the demerger. The precise basis of the split has yet to be finalized and the pension liabilities and costs have been calculated in accordance with the current intentions, which will require the agreement of the Pension Schemes Office (a branch of the Inland Revenue). While the precise basis for sharing assets has yet to be finalized, it is not expected that future contributions paid into the plans and related pension costs will be materially different from those applicable to separate businesses in the recent past. See note (b) below.

         In Germany, Austria, and Spain there are defined benefit pension arrangements, which are not separately funded, in accordance with local practice, and provision for the pension liability is made in the Group's consolidated balance sheet.

         The Group has other defined contribution pension arrangements in the various countries in which it operates, in accordance with local conditions and regulations.

         Details of the actuarial valuations for the two most significant funded schemes are as follows:

                                                                            United Kingdom              United States
                                                                    ----------------------         ------------------

         Date of last actuarial valuation.................              September 30, 1996            January 1,1998
         Actuarial method..................................                 Projected Unit            Projected Unit
         Assumed excess of investment
                  return over salary increases.........                                 3%                      2.7%
         Assumed rate of pension increases.........                                  2.25%                       Nil
         Value of assets at date of latest valuation..                 (pound)35.7 million              $6.1 million
         Level of funding...................................                           96%                      103%
         Actuaries............................................       Watson Wyatt Partners           Buck Consultants

         The deficit in the UK pension fund is being remedied by increased company contributions.

         For the purposes of the  disclosure  in  accordance  with US GAAP (SFAS
         132), the funded status and pension cost of the major plans in Austria, Germany, Spain, Italy, and the US as at December 1998 and 1997 have been described in the following tables. The 1997 and 1998 disclosures relate to the continuing operations only.

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


26       Pension costs (continued)

                                                                                                                      Texon
                                                                                                                   International
                                                                                 United Texon Limited                   plc
                                                                       ---------------------------------------   ------------------
                                                                           Year ended           Year ended          Year ended
                                                                         December 31, 1996   December 31, 1997   December 31, 1998
                                                                       --------------------  -----------------   -----------------
                                                                            (pound)000          (pound)000           (pound)000

         The  net  periodic   pension   costs  for  the  major
           retirement plans under SFAS No. 132 comprises:
         Service  cost-present value of benefits earned during
           the year...........................................                1,401                   687                 1,093
         Interest cost on projected benefit obligations ......                4,812                 2,178                 2,319
         Expected return on plan assets ......................               (6,616)               (3,534)               (2,252)
         Net amortization and deferral .......................                2,836                 1,493                   114
                                                                       --------------------  -----------------   -----------------
         Net periodic pension cost ...........................                2,433                   824                 1,274
         Expected EE contributions ...........................                 --                    --                    (200)
                                                                       --------------------  -----------------   -----------------
         FAS87 Net periodic pension cost .....................                2,433                   824                 1,074
                                                                       ====================  =================   ==================



                                                                                                           Texon
                                                                                                       International
                                                                       United Texon Limited                 plc
                                                                 --------------------------------      -------------
                                                                     As of              As of              As of
                                                                 December 31,        December 31,       December 31,
                                                                     1996              1997                 1998
                                                                 ------------        ------------      -------------
                                                                       %                  %                  %

         Assumptions
         Weighted average discount rate ............                 8.4                 7.1                5.7
         Long term rate of increases in remuneration                 2-6               2-5.5             2.25-6
         Expected long term rate of return on assets               8-9.5                  --                4-8




                                                                   Texon International plc
                                                            ----------------------------------------
                                                                 As of                 As of
                                                            December 31, 1997     December 31, 1998
                                                            -----------------     ------------------
                                                               (pound)000             (pound)000

         Actuarial present value of:
         Accumulated benefit obligations .........                28,130                 29,345
                                                            -----------------     ------------------

         Projected benefit obligations (see a) ...                33,258                 36,686
         Plan assets at fair value (see a) .......                26,064                 21,984
                                                            -----------------     ------------------

         Funded status ...........................                (7,194)               (14,702)
         Unrecognized net (gain) or loss .........                 1,275                  9,318
         Unrecognized prior service cost .........                   (19)                   (17)
         Unrecognized net transitional obligation                    422                    382
         Fourth quarter contribution .............                   159                    165
                                                            -----------------     ------------------
         Net amount recognized ...................                (5,357)                (4,854)
         Adjustment to recognize minimum liability                    (3)                (3,449)
         Intangible asset ........................                  --                     (403)
         Accumulated other comprehensive income ..                  --                   (3,046)
                                                            -----------------     ------------------
         Prepaid pension costs (pension liability)                (5,360)                (8,303)
                                                            =================     ==================

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26       Pension costs (continued)

                                                                                           Texon International plc
                                                                                  -----------------------------------------
                                                                                     Year ended              Year ended
                                                                                  December 31, 1997      December 31, 1998
                                                                                  ------------------     ------------------
                                                                                       (pound)000            (pound)000

         Change in projected benefit obligation:
         Projected benefit obligation at beginning of year ..............                28,380                 33,258
         Change to obligation at beginning of year (see b) ..............                  --                   (6,839)
         Service cost ...................................................                   792                  1,093
         Interest cost ..................................................                 2,255                  2,319
         Plan net (gains)/losses ........................................                 4,126                  7,920
         Foreign exchange impact ........................................                  (342)                   195
         Benefits paid ..................................................                (1,953)                (1,260)
                                                                                  ------------------     ------------------
         Projected benefit obligation at end of year ....................                33,258                 36,686
                                                                                  ------------------     ------------------

         Change in plan assets:
         Fair value of plan assets at beginning of year .................                23,832                 26,064
         Change to fair value of plan assets at beginning of year (see b)                  --                   (5,325)
         Actual return on plan assets ...................................                 3,567                  1,532
         Company contributions ..........................................                   663                    800
         Employee contributions .........................................                   200                    200
         Foreign exchange impact ........................................                  (245)                   (36)
         Benefits paid ..................................................                (1,953)                (1,252)
                                                                                  ------------------     ------------------
         Fair value of plan assets at end of year .......................                26,064                 21,983
                                                                                  ==================     ==================


         a)
                                                     As of December 31, 1997                    As of December 31, 1998
                                                --------------------------------          ---------------------------------
                                                  Assets                                    Assets
                                                  exceed            Accumulated              exceed            Accumulated
                                                accumulated          benefits              accumulated          benefits
                                                 benefits          exceed assets            benefits          exceed assets
                                                --------------   ---------------          --------------     --------------
                                                (pound)000           (pound)000            (pound)000          (pound)000


         Actuarial present value of:
         Accumulated benefit obligations.....      25,195                3,489                3,729               25,616
         Projected benefit
           obligations ......................      29,443                3,815                4,497               32,189
         Plan assets at fair value ..........      26,064                 --                  4,183               17,800
                                                --------------   ---------------          --------------     --------------




         b) A reassessment of the division of obligations of the UK plan following demerger was carried out in 1998. This revealed that approximately 38% of the liabilities related to the Company, rather than the 50% assumed in 1997. In addition the allowance for discrepancy increases to pensions in payment was removed following the decision not to grant an increase in 1998. Consequently the obligation at the beginning of the year and the corresponding assets have been changed.

                             TEXON INTERNATIONAL plc

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27       Post retirement medical benefit plan

         The US subsidiary of Texon International plc sponsors a defined benefit post-retirement plan that covers 93 employees and 28 retirees including their dependants. The plan provides post-retirement medical benefits in the form of a contribution to the retiree's health insurance premium as well as managed care programs. There are post-retirement death benefits for current retirees only. The following table sets forth the plan's funded status at December 31, 1998.

         Net periodic post-retirement benefit cost included the following components:


                                                                                                              Texon
                                                                                                          International
                                                                         United Texon Limited                  plc
                                                                -------------------------------------  ------------------
                                                                  Year ended           Year ended          Year ended
                                                                December 31, 1996   December 31, 1997  December 31, 1998
                                                                -----------------   -----------------  ------------------
                                                                     (pound)000         (pound)000          (pound)000

         Service cost ..................................                 25                  18               --
         Interest cost on accumulated post-retirement
         benefit obligation ............................                586                  41                 35
         Amortization of transitional obligation/(asset)               (166)                  1                (16)
                                                                -----------------   -----------------  ------------------
         Net periodic post-retirement benefit cost .....                445                  60                 19
                                                                =================   =================  ==================



                                                                            Texon International plc
                                                                   --------------------------------------
                                                                         As of                As of
                                                                   December 31, 1997    December 31, 1998
                                                                   -----------------    -----------------

         Funded status
         Projected benefit obligation ....................                545                 578
         Plan assets at fair value .......................                 --                  --
                                                                   -----------------    -----------------

         Funded status ...................................               (545)               (578)
         Unrecognized net (gain)/loss ....................                (43)                 (8)
         Unrecognized net transitional obligation ........                 14                  --
                                                                   -----------------    -----------------
         Accrued post-retirement benefit cost ............               (574)               (586)
                                                                   -----------------    -----------------

         Change in projected benefit obligation:
         Projected benefit obligation at beginning of year                402                 545
         Service cost ....................................                 18                  --
         Interest cost ...................................                 41                  35
         Plan net (gains)/losses .........................                109                  33
         Foreign exchange impact .........................                 --                  (3)
         Benefit paid ....................................                (25)                (32)
                                                                   -----------------    -----------------
         Projected benefit obligation at end of year .....                545                 578
                                                                   -----------------    -----------------

         Change in plan assets:
         Fair value of plan assets at beginning of year ..                 --                  --
         Employee contributions ..........................                 25                  32
         Benefits paid ...................................                (25)                (32)
                                                                   -----------------    -----------------
         Fair value of plan assets at end of year ........                 --                  --
                                                                   -----------------    -----------------

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


27       Post retirement medical benefit plan (continued)

         For measurement purposes, an 11% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998, reducing to 5% in 2006. The health care cost trend assumption has an effect on the amounts reported.

         To illustrate, increasing the assumed health care cost trend rates by 1 percentage point each year would increase the accumulated post-retirement benefit obligation as of December 31, 1998, by 8% ((pound)46,000) and the aggregate of service and interest cost components of net periodic post-retirement benefit cost for the year then ended by 32% ((pound)6,000).

               Medical trend rates (initial rate)...............11.0% per annum
               Assumed discount.................................6.75% per annum


28       New UK Accounting Standards

         In September 1998, the Accounting Standards Board issued two Financial Reporting Standard's (FRS) 12 and 13. FRS's 12 and 13 are effective for all accounting periods ending on or after March 23 1999. The new requirements must be applied prospectively from the period of adoption. Comparative information is not required for FRS 12 but is encouraged for FRS 13 unless it is not practical to disclose it.

         a). FRS 12 provides accounting and reporting standards for provisions, contingent liabilities and contingent assets. Its objective is to ensure that appropriate recognition criteria and measurement bases are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to the financial statements to enable users to understand their nature, timing and amount. The Company will apply the provisions of FRS 12 in 1999. FRS 12 will provide increased disclosure in the financial statements of the Company and it will ensure that a provision may only be recognized where at the period-end a liability exists that can be measured reliably. This will have no significant effects on the Company.

         b). FRS 13 provides accounting and reporting standards for derivatives and other financial instruments. Its objective is to provide via additional disclosures, information about the impact of financial instruments on the entity's risk profile, how the risks arising from the financial instruments might affect the entity's performance and financial condition, and how these risks are being managed. The Company will apply the provisions of FRS 13 prospectively in 1999. FRS 13 will require the Company to provide;

                1. narrative disclosures describing the role that the financial instruments have in creating or changing the risks that the entity faces, including its objectives and policies in using financial instruments to manage these risks and,

                2. numerical disclosures showing how these objectives and policies were implemented in the period and provide supplementary information for evaluating significant or potentially significant exposures.

         Together these disclosures will provide a broad overview of the Company's financial instruments and of the risk positions created by them, focusing on those risks and instruments that are of the greatest significance.

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


28       New UK Accounting Standards (continued)

         The Accounting Standards Board has also issued FRS 15, which is effective for all accounting periods ending on or after March 23, 2000. FRS 15 provides accounting and reporting standards for tangible fixed assets and replaces SSAP 12 on depreciation. Its objective is to change and/or clarify: initial measurement (i.e., cost), and subsequent expenditure on maintaining or part-replacing; valuation, and treatment of consequent gains/losses; depreciation; and disclosure of tangible fixed assets. It eliminates `cherry-picking' valuations by requiring valuation and updating by entire classes of asset. It clarifies in particular the circumstances in which depreciation may be regarded as immaterial, and the consequences for accounting. The Company will apply the provisions of FRS 15 prospectively in 2000. FRS 15 will ensure by codifying and enforcing that the Company follows the existing best practice.


29       Post balance sheet events

         a)  Non-executive Directors

         On February 23, 1999 Mr SD Soghikan resigned as non-executive Director of Texon International plc.

         b)  Redeemable cumulative preference shares

         The redeemable cumulative preference shares carry a fixed cumulative dividend, calculated as a percentage of the redemption value of (pound)52.0 million, payable semi-annually at a rate exclusive of any associated tax credit. On the March 11, 1999 a Special Resolution was passed by the Shareholders to amend the Articles of Association of the Company to reflect a change in the dividend percentage. The new Articles state that for periods ending on or prior to December 31, 2000, the preference dividend will accrue at the rate of 6.75% per annum rather than at 15% as shown by the previous agreement. This change is retrospective and any entitlement to the higher rate in historic periods has been waived by the Shareholders. There has been no change made to the period post January 1, 2001 where, in the absence of a sale or listing of the Company the preference dividend will accrue at the rate of 15% per annum through to September 30, 2002 and at 25% thereafter. At present, payment of a 5% per annum dividend on or prior to the due date shall be deemed to satisfy the full 6.75% rate for periods up to December 31, 2000 - provided that arrears of accrued but unpaid dividends in respect of previous periods have been paid until this date. In the event that the dividend is not paid on the due date it shall accumulate at a rate of 6.75%. The Directors believe that it is improbable that the Company will actually bear the higher rates and so they have not been taken into account for the purposes of calculating the finance charge.

c)       Acquisition of Cornwell Industries Ltd

         On the March 10, 1999 Texon UK Ltd, a wholly owned subsidiary, acquired the share capital of Cornwell Industries Ltd with effect from March 1, 1999. The consideration paid for the acquisition was approximately (pound)3 million.

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


30 Summary of significant differences between UK and US generally accepted accounting principles

         The consolidated financial statements are prepared in conformity with accounting principles accepted in the UK ("UK GAAP") which differ in certain respects from those generally accepted in the United States ("US GAAP"). The significant areas of difference affecting the consolidated financial statements of the Company are described below.

         a) United Texon Limited acquisition Under UK GAAP, the acquisition of United Texon Limited by Texon International plc on December 31, 1997 has been accounted for as an acquisition and the assets and liabilities of United Texon Limited have been recorded at their fair values as of that date with the excess consideration paid charged directly to reserves as goodwill. Under US GAAP, purchase accounting does not apply with respect to this transaction because there has been no change in control. Accordingly, for US GAAP purposes, all assets and liabilities are recorded at their historical United Texon Limited cost basis. In addition, any excess consideration paid is treated as a capital transaction and any costs incurred in connection with the acquisition are expensed. As a result, when assets that were revalued on acquisition under UK GAAP are disposed of, an adjustment is required under US GAAP to adjust the profit/(loss) on disposal to reflect historic cost.

         b) Goodwill

         Under UK GAAP, the Group writes off goodwill arising on consolidation prior to January 1, 1998 directly to the profit and loss account reserve and capitalizes goodwill arising on consolidation relating to acquisitions after January 1, 1998 in the balance sheet. Under US GAAP, goodwill arising on consolidation is capitalized on the consolidated balance sheet and then amortized over its useful life, which Texon International plc has estimated to be 20 years.

         The gross cost under US GAAP at December 31, 1998 and December 31, 1997 of goodwill is approximately (pound)81,527,000 and (pound)79,775,000, respectively. Accumulated amortization under US GAAP at December 31, 1998 and December 31, 1997 of goodwill is (pound)15,427,000 and (pound)11,487,000, respectively. (Texon International plc assumed operational control of United Texon Limited as at December 31, 1997 - see note 1).

         c) Pensions and other post-retirement benefits
         The Group accounts for the costs of pensions and other post-retirement benefits under the rules set out in UK accounting standards. US GAAP is more prescriptive in respect of actuarial assumptions and the allocation of costs to accounting periods. (See Notes 26 and 27).

         d) Debt Issuance Costs

         Under UK GAAP debt is stated net of unamortized issue costs. Under US GAAP unamortized issue costs are presented as a separate asset. As at December 31, 1998 the unamortized costs were (pound)5,223,000.

         e) Financial Instruments

         The fair values of cash, accounts receivable and accounts payable approximate to the book value due to the short-term nature of these assets and liabilities.

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


30 Summary of significant differences between UK and US generally accepted accounting principles (continued)

         With the exception of the Senior Notes (see below), the Group's financial instruments are generally short-term in nature and in the case of debt bear variable interest rates. Accordingly, the carrying value of such short-term financial instruments approximates their fair value. The fair value of foreign exchange contracts is estimated by published market quotes and amounted to (pound)18,907,000 and
         (pound)16,482,000 at December 31, 1998 and 1997 respectively. The unrealized gain on the foreign exchange contracts was (pound)169,000 and (pound)14,000 at December 31, 1998 and 1997 respectively. All gains or losses on foreign exchange contracts have been expensed rather than deferred. Gains and losses arising on foreign currency forward contracts to hedge commitments are recognized in the consolidated profit and loss accounts in the same periods as the gains and losses on the commitments.

         The Senior Notes have a book value of (pound)85,612,000 at December 31,1998. In the opinion of the directors the fair value of the Notes at December 31, 1998 would be (pound)71,914,000 based on their trading value at that date.

         e) Deferred taxation
         Under UK GAAP, Texon International plc provides for deferred taxation using the partial liability method on all material timing differences to the extent that it is considered probable that the liabilities will crystallize in the foreseeable future. Under US GAAP, deferred taxation is provided for all temporary differences on a full liability basis. Deferred tax assets are also recognized to the extent that it is more likely than not that the benefit will be realized.

         The UK Deferred tax asset as at December 31, 1998 and 1997 can be reconciled as follows to the US GAAP net deferred asset:



         1998
                                                                  UK GAAP                UK GAAP
                                                                  Provided               Unprovided              US GAAP
                                                                 ----------             ----------             -----------
                                                                 (pound)000             (pound)000             (pound)000

         Deferred tax liabilities:
         Property plant and equipment .............                   108                     --                    108
         Liabilities not provided under UK GAAP ...                    --                    285                    285
                                                                  -------                -------                -------
                                                                      108                    285                    393
                                                                  ========               =======                =======


         Deferred tax assets:
         Intercompany profit ......................                  (247)                    --                   (247)
         Deferred interest ........................                    --                 (1,932)                (1,932)
         Net operating losses .....................                   (51)                (5,171)                (5,222)
         Property plant and equipment .............                    --                 (1,680)                (1,680)
         Pensions and long-term retirement benefits                    --                 (1,176)                (1,176)
         Intangible assets ........................                    --                 (1,090)                (1,090)
                                                                  -------                -------                -------
                                                                     (298)               (11,049)               (11,347)
         Less valuation allowance .................                    --                 10,954                 10,954
                                                                  -------                -------                -------
                                                                     (298)                   (95)                  (393)
                                                                  ========               =======                =======

         Net deferred tax (asset)/liability .......                  (190)                   190                     --
                                                                  ========               =======                =======

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


30 Summary of significant differences between UK and US generally accepted accounting principles (continued)


         1997
                                                                  UK GAAP                UK GAAP
                                                                  Provided               Unprovided              US GAAP
                                                                 ----------             ----------             -----------
                                                                 (pound)000             (pound)000             (pound)000

         Deferred tax liabilities:
         Property plant and equipment .............                    97                     --                     97
         Other temporary differences ..............                    --                    560                    560
         Liabilities not provided under UK GAAP ...                    --                  1,700                  1,700
                                                                  -------                -------                -------
                                                                       97                  2,260                  2,357
                                                                  =======                =======                =======

         Deferred tax assets:
         Intercompany profit ......................                  (262)                    --                   (262)
         Deferred interest ........................                    --                 (3,974)                (3,974)
         Net operating losses .....................                    --                 (4,216)                (4,216)
         Property plant and equipment .............                   (51)                  (745)                  (796)
         Pensions and long-term retirement benefits                    --                 (1,208)                (1,208)
         Intangible assets ........................                    --                 (1,418)                (1,418)
         Other (including receivables provision) ..                    --                   (209)                  (209)
                                                                  -------                -------                -------
                                                                     (313)               (11,770)               (12,083)
         Less valuation allowance .................                    --                  9,726                  9,726
                                                                  -------                -------                -------
                                                                     (313)                (2,044)                (2,357)
                                                                  =======                =======                =======
         Net deferred tax (asset)/liability .......                  (216)                   216                     --
                                                                  =======                =======                =======


         f) Net loss per ordinary share

         The net loss per ordinary share for the year ended December 31, 1998 is (pound)0.79. Historical net earnings/(loss) per share is not shown for December 31, 1997 and 1996 as the historical arrangement is not indicative of the continuing capital structure.

         g) Share option schemes

         The Group adopted SFAS No. 123, "Accounting for Stock-Based Compensation", on January 1, 1996 which permits entities to recognize as an expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro-forma net income/(loss) and pro-forma earnings/(loss) per share disclosures for share option grants made in 1995 and future years as if the fair-value based method defined in SFAS No. 123 had been applied. Management has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro-forma disclosure provisions of SFAS No. 123. Accordingly, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. In the periods ended December 31, 1995 and 1996 it was determined that on the date of the grant, the current market price was lower than the exercise price and no compensation cost was recognized. In the year ended December 31, 1997 it was determined that on the date of grant, the current market price exceeded the exercised price by (pound)2.8 million and the compensation cost was recognized.

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


30 Summary of significant differences between UK and US generally accepted accounting principles (continued)

         h) Extraordinary items
         Under UK GAAP refinancing costs associated with the extinguishment of the old debt in 1997 are recorded as operating expenses. Under US GAAP such refinancing costs are treated as an extraordinary item.

         i) Statement of cash flows
         Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital investment and financial investment, acquisitions and disposals and financing activities. Under US GAAP, cash flow activities are reported as operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would, with the exception of dividends paid, be included as operating activities. The payment of dividends and debt issue costs would be included under financing activities.

         Set out below, is a summary combined statement of cash flows for the Group under US GAAP.

                                                                           United           United            Texon
                                                                           Texon            Texon          International
                                                                          Limited          Limited              plc
                                                                          ---------------------------      -------------
                                                                          Year ended       Year ended       Year ended
                                                                          Decmeber 31,     December 31,     December 31,
                                                                             1996             1997             1998
                                                                          ----------       ----------       -----------
                                                                          (pound)000       (pound)000       (pound)000

         Net cash provided by/(used in) operating activities               20,306)          (2,325)             (931)
         Net cash (used in)/provided by investing activities               (3,298)           6,092             1,666
         Net cash provided by financing activities .........              (17,499)          (5,173)           (4,105)
                                                                          ----------       ----------       -----------
         Net increase/(decrease) in cash and cash equivalent
         under US GAAP .....................................                 (491)          (1,406)           (3,370)
                                                                          ==========       ==========       ===========

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


30 Summary of significant differences between UK and US generally accepted accounting principles (continued)

         j) Reconciliations
         The following is a summary of the material adjustments to net income and shareholders' equity which would have been required if US GAAP had been applied instead of UK GAAP.

                                                                                 Year ended          Year ended        Year ended
                                                                                    1996                1997             1998
                                                                                ------------        ------------      -----------
                                                                                 (pound)000          (pound)000       (pound)000


         Net (loss)/profit in accordance with UK GAAP ...................            (729)            (4,318)           2,222
         Adjustments to conform with US GAAP:
                 United Texon Limited acquisition costs .................              --               (500)              --
                 Gain on disposal of Machinery business .................              --             (3,250)              --
                 Amortization of goodwill ...............................          (4,486)            (4,057)          (3,940)
                 Gain on sale of property ...............................              --                 --            1,257
                 Restructuring costs ....................................          (5,924)                --               --
                 Pensions and other post-retirement benefits ............             333              1,210              397
                 Effect of differences on policy for recognition of
                    deferred tax costs and liabilities ..................            (626)               211               26
                                                                                ------------        ------------      -----------
         Total net loss in accordance with US GAAP ......................         (11,432)           (10,704)             (38)
                                                                                ------------        ------------      -----------

         Net (loss)/profit from continuing operations in accordance with
               US GAAP ..................................................          (1,031)            (5,654)             (38)
         Net (loss)/profit of discontinued operations in accordance with
               US GAAP ..................................................         (10,401)            (3,906)              --
         Extraordinary item-debt extinguishment .........................            --               (1,144)              --
                                                                                ------------        ------------      -----------
                                                                                  (11,432)           (10,704)             (38)
         Accretion costs of non-equity preference shares ................          (3,767)            (3,001)              --
                                                                                ------------        ------------      -----------

         Retained (loss)/profit for the period for equity shareholders in
               accordance with US GAAP ..................................         (15,199)           (13,705)             (38)
                                                                                ============        ============      ===========


                                                                                  Texon International plc
                                                                              ----------------------------------
                                                                                  As of                As of
                                                                              December 31,        December 31,
                                                                                  1997                1998
                                                                              ------------        -------------
                                                                               (pound)000           (pound)000


         Shareholders' deficit in accordance with UK GAAP ......               (68,629)              (73,619)
         Adjustments to conform with US GAAP:
                  Fair value adjustment arising upon UK property                (1,257)                   --
                  Goodwill .....................................                68,288                66,100
                  Pension and other post-retirement benefits ...                    22                (2,627)
                  Taxation .....................................                  (216)                 (190)
                                                                              ------------        -------------
         Shareholders' deficit in accordance with US GAAP ......                (1,792)              (10,336)
                                                                              ============        =============

                             TEXON INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


30 Summary of significant differences between UK and US generally accepted accounting principles (continued)

         k) Machinery Group disposal

         Under UK GAAP, the sale of the Machinery Group to shareholders on December 31, 1997 resulted in a gain on disposal being recognized in the consolidated profit and loss accounts. Since the sale was to existing shareholders of the Group, this transaction would be accounted for as a spin-off under US GAAP with the difference between the net book value of assets sold and consideration received treated as a capital transaction. In addition, any costs incurred in connection with the sale would be expensed under US GAAP.

         l) Redeemable preference shares

         Under UK GAAP, preference shares with mandatory redemption features or redeemable at the option of the security holder are classified as non-equity interests as a component of total shareholders' deficit.
         Under US GAAP such mandatorily redeemable preference shares are classified outside of shareholders' deficit. In addition, under US GAAP the waiver of the dividend on preference shares is deemed to be capital contribution and excluded from net income attributable to ordinary shareholders.

         m) New US Accounting Standards

          SFAS No. 133 In June 1998, The Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management has not determined the effect of the adoption of SFAS 133.

         n) SFAS No. 130

            Comprehensive income under SFAS No. 130 is shown below:



                                                                                                              Texon
                                                                                                           International
                                                                             United Texon Limited              plc
                                                                          ---------------------------      -------------
                                                                          Year ended       Year ended       Year ended
                                                                          Decmeber 31,     December 31,     December 31,
                                                                             1996             1997             1998
                                                                          ----------       ----------       -----------
                                                                          (pound)000       (pound)000       (pound)000

         Net income.........................................              (11,432)         (13,705)           (3,084)
         Other comprehensive income, net of income tax:
           Foreign currency translation adjustment..........               (2,637)           4,006            (3,167)
           Minimum pension liability adjustment.............                  --               --             (3,046)
                                                                          ----------       ----------       -----------
           Comprehensive income.............................              (14,069)         (14,397)           (6,251)
                                                                          ==========       ==========       ===========
           Accumulated comprehensive net income as of
             December 31....................................              (14,069)         (28,466)           (34,717
                                                                          ==========       ==========       ===========

         There is no tax associated with the amounts included in other comprehensive income.

                                                                          Foreign           Pension           Other
                                                                          Currency         Liability      Comprehensive
                                                                           Items           Adjustment         Income
                                                                          --------         ----------     -------------

         Balance as of January 1, 1996......................                    0                0                 0
         Change during 1996.................................               (2,637)               0            (2,637)
                                                                          --------         ----------     -------------
         Balance as of December 31, 1996....................               (2,637)               0            (2,637)
         Change during 1997.................................               (3,693)               0            (3,693)
                                                                          --------         ----------     -------------
         Balance as of December 31, 1997....................               (6,330)               0            (6,330)
         Change during 1998.................................               (3,167)          (3,046)           (6,213)
                                                                          --------         ----------     -------------
         Balance as of December 31, 1998....................               (9,497)          (3,046)          (12,543)
                                                                          ========         ==========     =============

         The accumulated other comprehensive income balance as of January 1, 1996 is stated as zero as the cumulative information as of that date is not available.

                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                         Texon International plc
                                                  ..............................
                                                                    (Registrant)



Date April 30, 1999                                     By   /s/ J. Neil Fleming
                                                  ..............................
                                                                 J. Neil Fleming
                                                            Finance Director and
                                                        Chief Accounting Officer