Form 20-F
period 1999-12-31
TEXON INTERNATIONAL PLC
filed 2000-05-02
CIK 1058980

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


                   For the fiscal year ended December 31, 1999


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

                                                          [X]  Yes          No

Indicate by check mark which financial statement item the registrant has elected to follow.

                                                          Item 17    [X]Item 18

                                TABLE OF CONTENTS

                                                                            Page

General Introduction....................................................     1


PART I

Item 1.      Description of Business....................................      3
Item 2.      Description of Property....................................     10
Item 3.      Legal Proceedings..........................................     11
Item 4.      Control of Registrant......................................     12
Item 5.      Nature of Trading Market...................................     12
Item 6.      Exchange Controls and Other Limitations Affecting
                Security Holders........................................     12
Item 7.      Taxation...................................................     13
Item 8.      Selected Financial Data....................................     16
Item 9.      Management's Discussion and Analysis of
             Financial Condition and Results............................     21
Item 9A.     Quantitative and Qualitative Disclosures About Market Risk.     27
Item 10.     Directors and Officers of Registrant.........................   31
Item 11.     Compensation of Directors and Officers.......................   32
Item 12.     Options to Purchase Securities from
             Registrant or Subsidiaries...................................   32
Item 13.     Interest of Management in Certain Transactions...............   33


PART II

Item 14.     Description of Securities to be Registered.................     35


PART III

Item 15.     Defaults Upon Senior Securities............................     36
Item 16.     Changes in Securities and Changes in Security
             for Registered Securities..................................     36


PART IV

Item 17.     Financial Statements.......................................     37

Item 18.     Financial Statements.......................................     37
Item 19.     Financial Statements and Exhibits..........................     37


Signatures

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

The Company has prepared consolidated accounts for the year ended December 31, 1999. Under the terms of the Acquisition Agreement, the Company had control of the financial and operational management of United Texon Limited effective from December 31, 1997. The Company had no previous operating history and therefore had no consolidated profit or loss for the period from its incorporation on October 9, 1997 to December 31, 1997.

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

Fiscal Year
Ended December 31,      Average Rate      High      Low      Period End Rate
  1995                      1.58          1.64      1.53          1.55
  1996                      1.57          1.71      1.50          1.71
  1997                      1.64          1.71      1.58          1.64
  1998                      1.66          1.72      1.61          1.66
  1999                      1.61          1.68      1.55          1.62

(1) The average of the Noon Buying Rates on the last business day of each month during the relevant period. On April 26, 1999, the Noon Buying Rate was $1.58 to (pound)1.00

This Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements regarding the Company's expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, projected costs and capital expenditures, competitive positions, growth opportunities, plans and objectives of management for future operations and words such as "anticipate", "believe", "plan", "estimate", "expect", "intend" and other similar expressions are forward-looking statements. Such forward-looking statements are inherently uncertain, and actual future results and trends for the Company may differ materially depending on a variety of factors. Factors that may affect the plans or results of the Company include, without limitation level of sales to customers, actions by competitors, fluctuations in the price of raw materials and foreign currency exchange rates and political and economic instability in the Company's markets.

                                     PART I

Item 1.   Description of Business

Overview

The Company believes it is the world's largest, in terms of sales, manufacturer and marketer of structural materials that are essential in the manufacture of footwear. The Company operates a global business, which generates sales that are widely diversified by geographic region and product line. The Company's primary products include materials for insoles, which form the structural foundation of shoes; stiffeners, which support and shape the toe and heel of shoes; and other component products used in the manufacture of footwear, such as linings, lasts, tacks, nails, steel shanks, steel toe caps, midsoles and adhesives. The world's largest manufacturer of insole materials, the Company also commands leading positions in the markets for its other footwear products. While the products sold by the Company represent a small percentage of the total cost of materials contained in footwear, they are critical to the performance and manufacture of footwear and are not fashion sensitive. In 1999 approximately 90% of sales were to the footwear manufacturing industry. By leveraging its expertise in the manufacture of these structural materials, the Company has developed several related niche industrial products such as carpet gripper pins and cellulose air freshener material. These industrial products are sold to a wide range of industries.

The Company supplies most of the major footwear manufacturers in the world and believes that its global presence gives it a unique competitive advantage to exploit industry trends favoring suppliers who provide footwear companies with a "global partner". The Company supplies over 7,500 customers worldwide, servicing global athletic footwear companies such as Nike and Adidas, designers and producers of casual shoes including Timberland and R. Griggs & Co (Dr Martens) and manufacturers of men's and women's formal shoes such as Church's and Bally. The Company has seventeen manufacturing sites strategically located in Europe, the United States, Brazil, China and Australia and sells its products in more than 90 countries through an extensive marketing and distribution network. In 1999 sales of insoles, stiffeners, other footwear materials, industrial products, component products and shoe machinery products accounted for 42%, 18%, 17%, 10%, 12% and 1% of total sales, respectively. In 1999, 49% of the Company's sales were made to Europe, 32% to Asia and the Pacific, 14% to the Americas and 5% to the rest of the world.

Acquisitions

During the year the Company made several strategic acquisitions as follows;

a) On March 10, 1999 Texon UK Ltd, a wholly owned subsidiary, acquired the share capital of Cornwell Industries Ltd with effect from March 1, 1999. Cornwell industries Ltd is the UK market leader in footwear components and insole assemblies. The Company believes that the acquisition will produce the following benefits for the Group:

         o A wider range of products being available through the Texon distribution network;
         o A route to the shoe designer thereby strengthening the Company's ability to obtain product specification;
         o    A product range consistent with the Texon brand and image.

b) On July 22, 1999 Texon Mockmuhl GmbH, a wholly owned subsidiary, completed the acquisition of Esjot-Werk Schiermeister und Junker GmbH & Co. KG (`Esjot'). Management believes Esjot is the world leader in the manufacture of steel toe caps and mid soles for safety shoes. Esjot has factories near Strasbourg-France, Milan-Italy and Dortmund - Germany and has approximately 200 employees. The Company believes that the acquisition will make Texon International plc the leading supplier of structural components to the safety footwear market, a growing market where customers rely on the performance of the product.

c) During September 1999 Texon UK Ltd, a wholly owned subsidiary, acquired the Leicester, UK based business of Chamberlain Phipps Materials. Chamberlain Phipps employs 68 people and manufactures shoe stiffeners which will complement Texon's existing product range. The factory in Leicester also produces polyurethane mouldings for the healthcare market.

d) On October 4, 1999 Texon Australia Pty Ltd, a wholly owned subsidiary completed the acquisition of Claravon Ltd. Claravon Ltd which has annual sales in excess of (pound)7 million and employs approximately 110 employees, manufactures lasts, insoles and shanks and plastic injection-moulded soles, heels and units. Claravon has three manufacturing sites located in Australia in Geelong, Melbourne and Adelaide.

The Company has continued to acquire new businesses in 2000 with the following;

a) On February 29, 2000 Texon UK Ltd, a wholly owned subsidiary, acquired the Leicester, UK based business of Crispin Dynamics for a consideration of approximately (pound)2.5 million cash including deferred payments of (pound)1.5 million to be paid during 2000. The net cash payment was (pound)1.0 million and was met from new equity of (pound)0.7 million from Texon's investors and management and the remainder from its current bank facilities. Management believes Crispin Dynamics is the global market leader in computer aided design software for the footwear industry. Crispin has approximately 40 employees based in its UK headquarters and its other facilities in Asia and Europe.

b) On March 23, 2000 Texon Italia SpA, a wholly owned subsidiary of Texon International plc acquired a 50% shareholding in Boxflex Componentes Para Calcados Ltda. The Company was then renamed Boxflex Texon Componentes Para Calcados Ltda (`Boxflex'). Boxflex is a leading manufacturer of stiffener and insole materials in Brazil and is located in the main footwear production area near Porto Allegre.

Competitive Advantages

The Company believes that it benefits from the following competitive advantages which have enabled it to increase sales and operating profitability and maintain its leadership position in the structural footwear materials industry.

Leading Market Position Driven by Strong Brands and High Quality Products. The Company is recognized in the footwear industry for high standards of quality across its full range of products and for providing innovative technical solutions and support to its customers worldwide. The Company believes it is the world's largest producer of insole material, stiffeners, tacks and nails and steel toe caps and midsoles for footwear. The Company's products are marketed under brand names which enjoy extremely wide recognition within the footwear industry, such as "Texon", "Tufflex", "Formo", "Unifast", "Esjot" and "Crispin". The Company believes that its leading market position is due to successful branding of its products, reliability and high performance. As a U.K. based global enterprise, the Company also benefits from the reputation of the U.K. footwear industry for quality production and technological leadership.

Global Presence. The Company supplies most of the world's footwear manufacturing industry across Europe, the Americas and Asia through its direct presence in each of these markets. The Company has seventeen manufacturing plants in eight countries and 57 strategically located field warehouses. An extensive marketing and distribution network enhances the Company's ability to provide high quality, local service to its customers and to global branded footwear companies' worldwide sourcing networks. The Company believes that it is uniquely positioned to benefit from the continuing globalization within the footwear industry.

Strong Relationships with a Diverse Customer Base. The Company benefits from long-established relationships with many of the most important footwear companies in the world. The Company has been supplying products for Nike since its entry into the footwear market and for R. Griggs & Co (Dr Martens) and Church's for nearly a century. The Company believes that its customer relationships are strengthened by its high quality products, brand names, leading market position, and the high level of technical support it provides to its clients. The Company's customer base is geographically diverse and covers a wide spectrum of footwear (athletic, traditional and safety; men's, women's and children's), minimizing the Company's exposure to individual markets. In 1999 no single customer accounted for more than 7.5% of sales, and the top ten customers represented 22% of sales.

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

The Company aims to achieve this primarily by achieving excellence in customer service in its core product areas. The Company measures this excellence in terms of quality, cost, delivery and development. Significant improvements were made in each of these areas in 1999. For example in terms of quality the Company believes its products are generally regarded by the industry to be of superior quality. The Company has stated its intention to achieve ISO 9001/2 in all of its manufacturing plants. During 1997 the German facility achieved ISO 9001 accreditation and similar plans are now in place for its Chinese plant. Cost competitiveness programs were successful in 1999 and 1998 and as a result margins were maintained in the face of tough price competition. Also, overhead reductions, particularly in the UK have enabled the Company to trim its cost base and mitigate the effect of reduced volumes. In terms of delivery, the Company's UK plants dramatically improved their reliability in meeting promised delivery times during the year. Programs are in place to accelerate the rate of new product development in the immediate future.

The Company has also developed it's strategy for future growth along three key dimensions :

First by offering the best global supply chain capability to the world's shoe manufacturers and specifiers. In this regard the Company began implementation of a Company-wide enterprise resource planning system in 1998 and this has continued in 1999. This facility will uniquely allow the Company to partner global footwear brands as well as offering enhanced local service by leveraging the global resources available to the Company.

Second, by using new materials technologies to develop products with perceivable consumer benefits, particularly in the areas of `comfort' and `fit'. Efforts have been focussed on developing innovative new product concepts aimed, at the first instance, in strengthening the Company's image as an innovator in the eye of shoe designers worldwide.

Third, by acquiring "bolt-on" business to accelerate the growth of the Company. The Company believes there is significant potential to add value by acquiring smaller companies with complementary products which can then grow through by accessing the Company's global customer base and support capabilities.

The Industry

SATRA, the leading trade association in the footwear industry, projects that the industry will continue to enjoy steady growth at a compound annual growth rate of approximately 3% through 2005 due to favorable demographic trends, including continued population and economic growth, which increase the demand for and consumption of shoes. The Company believes that the growth rate for its products is higher, as footwear manufacturers produce more footwear that utilizes structural  materials  to  improve  the  quality  and  durability  of shoes.  In addition, the Company believes that manufacturers increasingly utilize structural products such as the Company's, which allow for environmentally conscious production processes.

As the worldwide footwear industry has grown, there has been a shift in production capacity to Asia, primarily to capitalize on low labor costs. Asia's share of global production increased from 61% in 1991 to 72% in 1999, and it is projected by SATRA to increase to 75% in 2005. Asia currently has around 57% of the worlds population. The Company is well positioned with its production and marketing presence in the region.

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

The Company's principal products are materials for the production of insoles and stiffeners. The Company also produces or distributes linings, lasts, steel shanks, tacks, nails, adhesives, steel toe caps, midsoles and other small footwear components, together with certain niche industrial products unrelated to the footwear manufacturing industry. On February 29, 2000 the Company acquired Crispin Dynamics a UK based company. Management believe Crispin Dynamics is the global market leader in computer aided design software for the footwear industry.

Insoles. Insoles are manufactured either from wood pulp ("cellulose insoles") or synthetic fibres ("non-woven insoles") both of which are combined with latex in a saturation process. The "Strobel" method is particularly suited to the manufacture of athletic shoes where the sole itself provides structural support and allows minimal wastage of costly upper material. As a result, sales of non-woven insoles, which are particularly suited to the Strobel method have grown significantly over the last few years, and are expected to continue to increase at a higher rate than the cellulose insole market. Nevertheless, sales of everyday footwear, which typically use cellulose insoles, remain close to 60% of the overall market, driving demand for one of the Company's core products. In 1999, total sales of insoles were (pound)52.7 million, representing 42% of sales, with the substantial majority of such sales representing cellulose insoles.

Stiffeners. Toe and heel stiffeners are designed to provide a range of different stiffness, shape, support and feel characteristics for the toe and heel area of a shoe, known as "toe puffs" or "box toes" and "counters". Stiffeners are among the most technically complex components of a shoe, with the products being made from a wide range of raw material and process combinations, utilizing most of the Company's core manufacturing technologies. The Company's more environmentally sound thermoplastic stiffeners are more attractive to manufacturers than a chemical solvent based alternative. The Company's stiffeners are also ideal for more complex athletic shoes, which require sophisticated stiffeners given certain sports' needs for rigid footwear. In 1999 total sales of stiffeners were (pound)22.9 million, representing 18% of sales.

Other Footwear Materials. The Company also produces or distributes a wide range of other shoe construction materials. These include shoe lining material sold under the "Aquiline" brand name and products produced by the Unifast division which sells steel shanks, tacks, nails, shoe consumables and accessories, such as reinforcing tapes, eyelets and adhesives. In 1999, total sales of these footwear materials products were (pound)19.8 million, representing 17% of sales.

Industrial Products. The Company manufactures products for applications which are not associated with the footwear industry but which require similar manufacturing processes to the Company's core technologies. These niche products span the cellulose, non-woven and

Unifast production areas. Industrial products produced using cellulose technology include materials for automotive air fresheners and stiffeners for baseball caps. The non-woven production process has been adapted for use in high performance air filtration applications and in speciality medical dressings. The Unifast division utilizes its tack and nail manufacturing capacity to produce machine-applied carpet gripper pins and ballistic nails for industrial use. In 1999, total sales of industrial products were (pound)13.2 million, representing 10% of sales.

Component Products. The Company acquired Esjot during the year, a company that manufactures steel toe caps and midsoles for the safety footwear market. As well as the steel toe caps and midsoles `metal products' the component division has sales of outer soles, lasts, heels and toe pieces and crepe `plastic products' manufactured by Cornwell Industries Ltd. In 1999, the total sales of component products were (pound)16.3 million, representing 12% of sales. Management believes that sales by this division will grow in the year 2000, primarily as a result of the acquisitions made during 1999.

Shoe Machinery Products. In Australia, Mexico and New Zealand the Company distributes shoe manufacturing machinery and associated products produced primarily by the Company's former shoe Machinery business. In 1999, this activity contributed sales of (pound)1.7 million representing 1% of sales.

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

Sales and Distribution

The Company believes that it is uniquely placed in the highly fragmented footwear materials industry in having a truly global presence with both branded shoe companies and direct users of its products. The Company employs over 330 marketing, distribution and technical support personnel and uses over 150 agents and over 65 distributors. This extensive distribution network allows the Company to sell its products effectively throughout more than 90 countries, and to cover all of the world's major footwear manufacturing regions. The Company supports its strong distribution capability through its network of 57 field warehouses. Distributors and agents are supported by regionally-based sales and technical specialists allowing the Company to deliver high levels of customer service locally in its significant markets. The Company's global presence enables it to provide price, quality and delivery on a world-wide basis.

Manufacturing

The Company has an expertise in tailoring a variety of distinct manufacturing processes to produce innovative technical products for the footwear industry. The Company's primary manufacturing process is the treatment of cellulose and synthetic fibres with latex to produce insoles. The Company further processes the synthetic products to produce stiffeners. The Company also processes metal strip and wire to produce shanks, tacks and nails and has now acquired a company that manufacturers steel toe caps and midsoles from steel.

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

Specific, non-woven processes are occasionally outsourced to supplement in-house production, particularly in the area of fabric manufacturing. All outsourcing takes place with established supplier links and is usually for short periods only.

Manufacturing of Tacks, Nails and Shanks. The Unifast division manufactures tacks, nails and steel shanks. Tacks and nails are made from rolls of wire which are punched by a die
                                       9
and then cut to form the tacks and nails. A sophisticated manufacturing process is required to make the tacks and nails suitable for usage in high speed machines. Further processing may include threading, heat treating or plating. Shanks are stamped and formed from rolls of sheet steel in thousands of different shapes, heat treated, washed and packed.

Steel Toe Caps and midsoles manufacturing process. These products are a new addition in 1999 to those already supplied by Texon. The toe caps are made from steel, which is stamped by machine into caps suitable for both left and right feet. This stamping process involves cutting the steel, drawing it deep and flanging it. After stamping, the caps are hardened by furnace, then shot blast to provide a suitable surface for an epoxy coating. Midsoles are also cut from steel, then deburred, tempered and coated for strength and stiffness.

Manufacturing of Other Industrial Products. The Company has developed expertise within its core technologies which has enabled it to make a number of unique products for industrial applications outside of footwear manufacturing. These products utilize the Company's manufacturing skills and technical expertise to engineer innovative solutions for other industries. Products include materials for vehicle air fresheners, imitation leather goods, speciality medical dressings and filtration products.

Intellectual Property

The Company utilizes trademarks on nearly all of its products, and believes having such distinctive trademarks is an important factor in creating and maintaining the strong market position for its goods and services. This further serves to identify the Company and distinguish its goods from those of its competitors. The Company considers the "Texon", "Aquiline", "Tufflex", "Formo", "IVI", "Unifast", and "Implus" trademarks to be among its most valuable assets, and has registered trademarks in over 80 countries. The Company is currently registering other trademarks as a result of its acquisitions in 1999. On February 29, 2000 the Company acquired the assets and business of Crispin Dynamics along with the "Crispin" registered trademark. The Company's policy is to protect vigorously its trademarks against infringement. The Company does not believe it is dependent to any significant extent upon any single or related group of patents, licenses or concessions.


Item 2.  Description of Property

Land Disposal

The land and buildings owned by Texon UK Ltd (a wholly owned subsidiary) and situated in Leicester, UK were sold to a property developer on October 9, 1998. The terms of the sale include a sale price of (pound)8.0 million, consisting of (pound)4.0 million paid in cash and a (pound)4.0 million interest bearing loan note issued by the developer. As an incentive to the Company's tenant to sign a long term rental agreement (pound)1.0 million of the loan note has been assigned to them. The Company believed that, as the loan note did not have a fixed repayment date, it was not prudent to recognize the full (pound)3.0 million gain on disposal immediately. As such, (pound)1.0 million has been included in the Company's results for the year ended December 31, 1999, and (pound)1.0 million was recognized in 1998, representing management's estimate of net realizable value of the loan notes at these dates. The Company pays an annual rent of (pound)0.5 million for the use of its offices and factory located on this site.

In addition to its executive offices in Leicester, U.K. the Company operates seventeen major facilities in eight countries with a total of approximately 170,814 square meters, of which the Company currently owns approximately 63,406 square meters and leases 107,408 square meters. These facilities are as follows:

                        Size                            Description of
Location          (approx sq.mtrs)  Owned/Leased    Products Manufactured
                  ----------------  ------------    ---------------------

Europe
Leicester, U.K.        16,000         Leased       Tack and nails; steel shanks;
                                                   Conversion of stiffeners;
                                                   Industrial product components
                       12,728         Leased       Component products
                        6,131         Leased       Non-woven materials
                                                   Component products
Skelton, U.K.          18,652         Leased       Non-woven materials
Mockmuhl. Germany      19,150         Owned        Cellulose products
Ripatransone, Italy     5,630         Owned        Cellulose products
Saverne, France         9,887         Owned        Component products
                       17,075         Leased       Component products
Dortmund, Germany         784         Owned        Component products
                       33,922         Leased       Component products
Milan, Italy            4,693         Owned        Component products

United States
Russell, Massachusetts 14,220         Owned        Cellulose products

Asia
Foshan, China           7,742         Owned        Cellulose products

Australasia
Geelong, Australia      2,900         Leased       Component products
Adelaide, Australia     1,300         Owned        Component products


The Company leased a manufacturing site in Melbourne, Australia with the acquisition of Claravon Limited but this was terminated at the year ended December 31, 1999.

The Company continues to invest for the future with capital expenditures of (pound)3.7 million and research and development expenditures of (pound)1.7 million during the year ended December 31, 1999.


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

                                                          Amount of Beneficial
                                                                Ownership
                                                        -----------------------
                                                         Number of   Percentage
                                                          Shares        Owned
                                                        ----------   ----------

Principal Shareholders

Apax Funds Nominees Ltd                                 2,852,776       75.95
All directors and officers as a group(1) (3 persons)    3,172,776       84.47

(1) Includes 2,852,776 Voting Ordinary Shares owned by funds advised by Apax. A non executive director of the Company is a director of Apax Partners & Co. Strategic Investors Limited and Apax Partners & Co. Ventures Limited. The non executive director disclaimed beneficial ownership of the shares held by funds advised by Apax.


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

         and the person by or through the payment is made has received a declaration to that effect in the form required by law and the Inland Revenue has not issued a notice to the person by or through the payment is made stating that they consider that the above conditions have not been satisfied.

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

Where interest on the Notes has been paid under deduction of lower rate income tax. Noteholders who are not resident in the U.K. may be able to recover all or part of the tax deducted if there is an appropriate provision under an applicable double taxation treaty between the country in which they are resident for tax purposes and the U.K. A U.S holder who is entitled to the benefit of the U.S./U.K. double taxation treaty would normally be able to recover in full any tax withheld by making the appropriate claim. A claim may be made by a United States holder prior to the interest being paid and if accepted the Inland Revenue will authorize subsequent payments to be made without withholding. In the case of an advance claim such a claim should be made well in advance of the interest payment date and in the case of a claim for repayment well before the end of the appropriate limitation period (six years after the end of the U.K. year of assessment to which the interest relates).

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

In the case of a cash method U.S. Holder, the amount of interest income in respect of any interest payment will be determined by translating such payment into U.S. dollars at the spot exchange rate in effect on the date such interest payment is received. No exchange gain or loss will be realized with respect to the receipt of such interest payment, other than exchange gain or loss that is attributable to any difference between the exchange rate utilized to translate the Deutsche Mark payment into U.S. dollars by the Paying Agent and the spot exchange rate in effect on the date such interest payment is received or, in the case of a U.S. Holder that elects to receive payments on the Notes in Deutsche Marks, that is attributable to the actual disposition of the Deutsche Marks received. Any such exchange gain or loss will generally be treated as ordinary income or loss. In the case of an accrual method U.S. Holder, the amount of any interest income accrued during any accrual period will generally be determined by translating such accruals into U.S. dollars at the average exchange rate applicable to the accrual period (or, with respect to an accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year). Such a U.S. Holder will additionally realize exchange gain or loss with respect to any interest income accrued on the date such interest income is received (or on the date the Note is disposed of) in an amount equal to the difference between (x) the U.S dollars received in respect of such interest payment or, in the case of a U.S. Holder that elects to receive payments on the Notes in Deutsche Marks, the amount determined by converting the amount of the payment received into U.S. dollars at the spot exchange rate in effect on the date such payment is received and (y) the amount of interest income accrued in respect of such payment according to the rule set forth in the prior sentence. Notwithstanding the rules described above, an accrual method U.S. Holder may alternatively make an election to apply a "spot accrual convention" that effectively allows such U.S. Holder to translate accrued interest into U.S. dollars at a single spot exchange rate, as set forth in Treasury regulations ss. 1.988-2(b)(2)(iii)(B). The amount of interest income received by a U.S. Holder as set forth in this paragraph will generally be treated as "passive income" or, in the case of certain U.S. Holders, "financial services income", from sources outside the United States, and any foreign currency exchange gain or loss as set forth in this paragraph will generally be treated as realized from sources within the United States.

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

Item 8.  Selected Historical Consolidated Financial Information and Other Data

The following table presents as of the dates and for the periods indicated selected historical consolidated financial information of the Company. The historical consolidated financial information of USM (Holdings) Limited for the period from January 1, 1995 to April 24, 1995, and of United Texon Limited for the period from April 25,1995 to December 31, 1995, and for the years ended December 31, 1996 and 1997 and of Texon International plc for the years ended December 31, 1997, 1998 and 1999 has been derived from the audited consolidated financial statements of the Company (including the Machinery business) included elsewhere herein.

The information contained in the following tables should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's historical Consolidated Financial Statements and related notes included elsewhere in this document.

The selected historical consolidated statement of operations data for the five year period ended December 31, 1999 reflects the results of operations of the Materials business only. Historical consolidated information set forth in the table under "Other Data" for these periods also reflects the results of the Materials business only. The Texon International plc historical consolidated balance sheet data as of December 31, 1999, 1998 and 1997 reflects the financial position of the Materials business only. Historical consolidated balance sheet data for all other periods reflect the financial position of both the Materials business and the Machinery business as U.K. GAAP does not require the restatement of prior year balance sheets for discontinued operations.

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

The Company prepares its Consolidated Financial Statements in accordance with U.K. GAAP which differs in certain material respects from U.S. GAAP. These differences have a material effect on net income/(loss) and the composition of shareholder's deficit and are summarized in Note 30 to the Consolidated Financial Statements of the Company included elsewhere in this document.

                   SELECTED HISTORICAL CONSOLIDATED FINANCIAL
                           INFORMATION AND OTHER DATA

                                       USM                 United Texon Limited             Texon International plc
                                    (Holdings)
                                     Limited
                                   ------------  ---------------------------------------    -----------------------
                                                         Historical                                Historical
                                   -----------------------------------------------------    -----------------------
                                   Period from   Period from    Year Ended    Year Ended    Year ended    Year ended
                                    January 1,    April 25,      December      December      December      December
                                     to April    to December     31, 1996      31, 1997      31, 1998      31, 1999
                                     24, 1995      31, 1995
                                    ----------    ----------    ----------    ----------    ----------    ----------
                                                               (Pounds sterling in thousands)
Statement of Operations Data:
Amounts in accordance
   with U.K. GAAP:
   Sales turnover(a)...........         38,401        77,295       128,602       122,343       110,880       126,627
   Cost of goods sold..........         26,064        54,645        84,321        79,802        72,193        84,083
   Gross profit................         12,337        22,650        44,281        42,541        38,687        42,544
   Operating expenses(b)&(c)...          8,409        16,717        28,001        32,932        26,106        29,688
   Income from
     continuing operations.....          3,928         5,933        16,280         9,609        12,581        12,856
   Exceptional items(c)........              -         1,634             -             -          (957)       (1,000)
                                    ----------    ----------    ----------    ----------    ----------    ----------
   Income before taxes
     and interest..............          3,928         4,299        16,280         9,609        13,538        13,856
   Interest expense, net.......          2,972         7,106        10,044        10,199         9,147        10,532
   Amortization of
     deferred financing
     costs(f)..................              -             -             -             -           682           788
                                    ----------    ----------    ----------    ----------    ----------    ----------
   Income before taxes
     and minority interests....            956        (2,807)        6,236          (590)        3,709         2,536
   Income tax expense..........            367           682         2,387         1,492         1,303         1,754
                                    ----------    ----------    ----------    ----------    ----------    ----------
   Income before minority
     Interests.................            589        (3,489)        3,849        (2,082)        2,406           782
   Minority interests in
     (earnings)/losses(g)......             68          (109)         (293)         (305)         (184)         (206)
                                    ----------    ----------    ----------    ----------    ----------    ----------
   Net income/(loss)
     continuing operations.....            657        (3,380)        3,556        (2,387)        2,222           576
   Net income/(loss)
     discontinued operations...            307       (11,672)       (4,285)       (1,931)            -             -
                                    ----------    ----------    ----------    ----------    ----------    ----------
   Net income/(loss)...........            964       (15,052)         (729)       (4,318)        2,222           576
                                    ==========    ==========    ==========    ==========    ==========    ==========
Other Data:
Amounts in accordance
   With U.K GAAP:
   Depreciation and
     amortization..............            805         1,424         2,161         2,355         1,910         3,500
   Capital expenditures........            496         1,455         3,188         1,722         2,038         3,720
   Ratio of earnings to
     fixed charges(e)..........            1.3x          0.6x          1.6x          0.9x          1.5x          1.3x
   Shortfall of earnings to
     fixed charges.............              -       (2,807)             -          (590)            -             -



See notes to Selected Historical Consolidated Financial Information and Other Data.

                   SELECTED HISTORICAL CONSOLIDATED FINANCIAL
                     INFORMATION AND OTHER DATA (CONTINUED)


                                                                     Texon International plc
                                                           ------------------------------------------
                                                                           Historical
                                                           ------------------------------------------
                                                           Year ended      Year ended      Year ended
                                                           December 31,    December 31,    December 31,
                                                              1997            1998            1999
                                                           ----------      ----------      ----------
                                                                  (Pounds sterling in thousands)
Statement of Operations Data:
Amounts in accordance with U.S. GAAP:
   Sales turnover(a)...................................      122,343        110,880          126,627
   Cost of goods.......................................       79,802         72,193           84,083
                                                           ----------      ----------      ----------
   Gross profit........................................       42,541         38,687           42,544
   Operating  expenses  (including  amortization  of
goodwill)(b) and (c)...................................       36,183         27,435           29,942
                                                           ----------      ----------      ----------
   Income from continuing operations(d)................        6,358         11,252           12,602
   Interest expense, net...............................       10,199          9,147           10,532
   Amortization of deferred financing costs(f).........            -            682              788
                                                           ----------      ----------      ----------
   Income before taxes and minority interests..........       (3,841)         1,423            1,282
   Income tax expense..................................        1,508          1,277            1,783
                                                           ----------      ----------      ----------
   Income  before  taxes,  extraordinary  items  and
minority interests.....................................       (5,349)           146             (501)
   Minority interests in (earnings) losses(g)..........         (305)          (184)            (206)
                                                           ----------      ----------      ----------
   Net loss from continuing operations.................       (5,654)           (38)            (707)
                                                           ==========      ==========      ==========

Other Data:
Amounts in accordance with U.S. GAAP:
   Depreciation and amortization.......................        6,412          5,850            7,547
   Capital expenditures................................        1,722          2,038            3,720
   Ratio of earnings to fixed charges(e)...............          0.6x           1.1x             1.1x
   Shortfall of earnings to fixed charges..............       (3,841)             -                -

See Notes to Selected Historical Consolidated Financial Information and Other Data.

                   SELECTED HISTORICAL CONSOLIDATED FINANCIAL
                     INFORMATION AND OTHER DATA (CONTINUED)

                                            USM          United Texon Limited              Texon International plc
                                         (Holdings)
                                          Limited

                                         ----------  -------------------------    ---------------------------------------
                                                       Historical                                Historical
                                         --------------------------------------   ---------------------------------------
                                         As of April     As of         As of         As of         As of          As of
                                          24, 1995      December      December      December      December    December 31,
                                                        31, 1995      31, 1996      31, 1997      31, 1998        1999
                                         ----------    ----------    ----------    ----------    ----------    ----------
                                                                                                  Restated
                                                                                                  (Note 16)
                                             (Pounds sterling in thousands)            (Pounds sterling in thousands)
Consolidated Balance Sheet
Data:
   Amounts in accordance with
   U.K. GAAP:
   Total assets......................      121,770       114,628        99,386        54,315        49,927         86,024
   Total debt........................       92,967       104,059        87,221        87,660        90,539        107,608
   Obligations under finance lease...          581           509         1,092           922         1,245          1,487
   Total shareholder's deficit.......      (51,613)      (70,588)      (66,066)      (68,629)      (71,019)       (59,882)


                                                                                           Texon International plc
                                                                                  ---------------------------------------
                                                                                                 Historical
                                                                                  ---------------------------------------
                                                                                     As of         As of          As of
                                                                                    December      December    December 31,
                                                                                    31, 1997      31, 1998        1999
                                                                                   ----------    ----------    ----------
                                                                                           (Pounds sterling in thousands)
Consolidated Balance Sheet Data:
   Amounts in accordance with U.S. GAAP:
   Total assets.........................................................             121,346       121,250        148,668
   Total debt...........................................................              87,660        90,539        112,656
   Total shareholders' (deficit)........................................              (1,792)      (10,336)        (2,350)

See Notes to Selected Historical Consolidated Financial Information and Other Data.

 NOTES TO SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

(a) Sales turnover includes amounts from transactions with the discontinued business to reflect the total sales of the Materials business. These amounts have been eliminated in the consolidated financial statements.

(b) Operating expenses for the year ended December 31, 1997 include certain non-recurring expenses totalling (pound)5.6 million. These expenses include (pound)1.7 million relating to fees incurred in connection with a contemplated sale of the Materials business, the sale was abandoned by the shareholders in October 1997, (pound)1.1 million in refinancing costs and (pound)2.8 million as the cost of the exercise of management share options on completion of the Offering. Operating expenses for year ended December 31, 1999 include (pound)0.3 million (1998 (pound)0.8 million) of costs in connection with reorganisation of the business.

(c) Exceptional items under U.K. GAAP for the period from April 25, 1995 to December 31, 1995 relate to restructuring costs for employee severance costs of (pound)1,634,000. The exceptional items for the periods ended December 31, 1999 and 1998 refer to the profit on disposal of property in Leicester, U.K. net of costs. This item is discussed in more detail under Item 2 of this report.

         In addition exceptional restructuring costs of (pound)266,000 (1998 (pound)819,000) have been charged to operating profit.

(d) Income from continuing operations under U.S. GAAP is arrived at after taking into account the differences relating to the amortization of goodwill, the treatment of pensions and other post-retirement benefits, the calculation of property profits, the United Texon Limited acquisition costs and the extraordinary debt extinguishment costs as set out in Note 30 to the Consolidated Financial Statements included elsewhere herein. The continuing operations portion of the goodwill amortization differences for the years ended December 31, 1999, 1998 and 1997 amount to (pound)4,047,000, (pound)3,940,000 and
         (pound)4,057,000 respectively. The continuing operations portion of the difference relating to pensions and post-retirement benefits for the years ended December 31, 1999, 1998 and1997 amounts to (pound)2,782,000, (pound)(2,649,000) and (pound)162,000 respectively.
         The continuing operations portion of the difference relating to United Texon Limited acquisition costs for the year ended December 31, 1997 amounts to (pound)500,000. The continuing operations portion of the difference relating to the extraordinary debt extinguishment costs for the year ended December 31, 1997 amounts to (pound)1,144,000.

(e) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as net income before provision for income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness and one-third of rental expense on operating leases, representing that portion of rental expenses deemed by the Company to be attributable to interest.

(f) Under U.K. GAAP, costs associated with the issuance of debt are deducted from the amounts raised for the purposes of balance sheet presentation and amortized over the life of the debt.

(g) The minority interest calculation in based on the income before tax (earnings) of the Foshan operation.

Item 9. Managements Discussion And Analysis Of Financial Condition And Results Of Operations.

Comparison of Year ended December 31, 1999 to year ended December 31, 1998

Sales Turnover. Sales for the year ending December 31, 1999 were (pound)126.6 million, an increase of (pound)15.7 million or 14.2% when compared to the same period in 1998. On a constant currency basis sales increased by 13.8% in 1999 compared to 1998. Management believes this increase was primarily due to the recent acquisitions by the Company of Cornwell, Esjot, Chamberlain Phipps, and Claravon. Cornwell Industry's sales from the date of acquisition to the period ended December 31, 1999 were (pound)7.6 million. The sales by Esjot since its acquisition on July 22, 1999 were (pound)7.3 million, sales by Chamberlain Phipps since its acquisition in September, 1999 were (pound)1.0 million and Claravon had sales of (pound)1.4 million since its acquisition on October 4, 1999. After subtracting the sales made by the Company's recent acquisitions, sales for the year ended December 31, 1999 were 1.4% lower than those of the similar period in 1998.

Although the Company believes that footwear production in Europe continues to decline due to the transfer of production to the Far East, sales in Europe increased by 13.8% to (pound)62.3 million mainly as a result of the recent acquisitions. Cornwell Industries, Esjot and Chamberlain Phipps are all based in Europe and predominately sell to that market. Sales in Asia increased by 30.3% to (pound)33.7 million due to the sales initiatives for stiffener products as well as strong market share gains made in China for insoles. In the Americas, sales declined by 12.1% to (pound)18.2 million, predominantly in Brazil where, Management believes, the devaluation of the Real weakened the Company's competitive position as compared to local manufacturers. Sales in Australasia increased by 38.6% or (pound)1.8 million, primarily due to the acquisition of Claravon on October 4, 1999 with sales of (pound)1.4 million. Sales to the rest of the world increased by (pound)0.8 million from the comparable period in 1998 due primarily to sales in India where the Company has appointed a new distributor to support the warehouse operation which commenced activity in 1998.

The Company experienced difficult trading conditions in the footwear industry during the first half of the year ended December 31,1999. However, during the second half sales levels improved with sales growth, excluding acquisitions, of 1%. Insole sales decreased by 4.9% to (pound)52.7 million for the year reflecting the difficult market conditions in Europe and North America where the Company has the majority of its insole sales. Stiffeners sales increased to (pound)22.9 million from (pound)18.9 million for the same period in 1998. This increase is primarily the result of the Company increasing its' market share in sales to major athletic footwear manufacturers in Asia. Other footwear product sales declined by 9.9% to (pound)21.5 million during 1999. These products, although sold throughout the world, hold strong positions in the UK and some European countries where footwear production has declined as a result of the weak market conditions noted above. In contrast industrial product sales increased by 3.7% to (pound)13.2 million for the year ending December 31, 1999.

Gross Profit. Gross Profit increased to (pound)42.5 million for the year ended December 31, 1999 from (pound)38.7 million for the same period in 1998. The increase in gross profit was primarily a result of the higher sales from recent acquisitions made by the Company, which offset the severe price competition the Company experienced in several markets.

Marketing and Administrative expenses. Marketing and administrative expenses increased to (pound)29.7 million for the year ended December 31, 1999 from (pound)26.1 million for the same period in 1998. However, these costs have increased principally due to the expenses of the acquired businesses and the rental costs incurred with respect to the Leicester site. During the year ended December 31, 1999, (pound)0.3 million was included for exceptional reorganisation costs as compared to (pound)0.8 million for the same period in 1998.

Profit on ordinary activities before interest. Operating profit, after exceptional items, increased from (pound)13.5 million for the year ended December 31, 1998 to (pound)13.9 million for the year ended December 31, 1999. As a percentage of sales, profit on ordinary activities before interest excluding exceptional restructuring costs decreased from 12.9% in 1998 to 11.2% in 1999.

Interest Expense. Interest expense including amortization of deferred financing costs increased from (pound)9.8 million for the year ended December 31, 1998 to (pound)11.3 million for the year ended December 31, 1999. This increase is primarily due to the new debt incurred to finance the acquisition of Esjot during the year. Included in the interest charge is amortization of debt issuance costs of (pound)0.8 million for 1999 (pound)0.7 million for 1998.

Taxation. The tax charge increased by (pound)0.5 million to (pound)1.8 million for the year ended December 31, 1999, as a result of the tax position of companies acquired during the year, and tax losses in the United States that have now been consumed.

Net Income/(Loss). The net income of (pound)0.6 million for the year ended December 31, 1999, compares to a net income of (pound)2.2 million for the same period of 1998. The variance was a result of the factors described above.

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

Profit on ordinary activities before interest and taxation. Profit on ordinary activities before interest and taxation increased from (pound)9.6 million for the year ended December 31, 1997 to (pound)13.5 million for the year ended
December 31, 1998. When excluding the exceptional items, profit on ordinary activities before interest and taxation decreased by (pound)0.9 million, from the same period last year. As a percentage of sales, profit on ordinary activities before interest excluding exceptional items increased from 12.5% in 1997 to 12.9% in 1998.

Interest Expense. Interest expense including amortization of deferred financing costs decreased from (pound)10.2 million for the year ended December 31, 1997 to (pound)9.8 million for the year ended December 31, 1998. However, there is no direct comparison between these two periods due to the restructuring of the Company's debt through the issuance of Notes in January 1998.

Taxation. The tax charge decreased by (pound)0.2 million to (pound)1.3 million for the year ended December 31, 1998. The decrease is in part due to lower overseas tax charges.

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

Taxation. The tax charge decreased by (pound)0.9 million to (pound)1.5 million for the year ended December 31, 1997. The decrease is in part due to lower overseas tax charges.

Net income/(loss). There was a net loss in the year to December 31, 1997 of (pound)2.4 million as compared to net income in 1996 of (pound)3.6 million. The variance was primarily the result of the factors discussed above.

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

Liquidity and Capital Resources

The Company's liquidity needs will arise primarily from debt service obligations on the indebtedness incurred in connection with the Notes and Revolving Credit Facility, working capital needs and the funding of capital expenditures. Total liabilities at December 31, 1999 were (pound)145.3 million as compared to (pound)120.5 million at December 31, 1998, including consolidated indebtedness of (pound)109.1 million as compared to (pound)91.8 million at December 31, 1998 which compares to total assets of (pound)86.0 million at December 31, 1999 and (pound)49.9 million at December 31, 1998. The excess of liabilities over assets of (pound)59.2 million at December 31, 1999 as compared to (pound)70.5 million at December 31, 1998 is due to the writing off of goodwill in earlier periods.

The shareholders deficit as at December 31, 1999 was (pound)59.9 million compared with (pound)71.0 million as at December 31, 1998. This has primarily occurred due to foreign currency translation differences and also due to the change in the rights of preference shareholders. Under the new rights the shareholders receive a redemption premium at 6.75% (which is accrued in other reserves) instead of a preference dividend at 5% (which was previously included in creditors, but was reversed out as a result of its' retrospective replacement by the redemption premium). This has resulted in a decrease of (pound)7.3 million in the shareholders' deficit.

The Company's primary sources of liquidity are cash flows from operations and borrowings under the Company's (euro)15.0 million Revolving Credit Facility and several local facilities in Germany, Italy, Spain, France, China, Australia, New Zealand and the UK.

The net cash inflow from operating activities for the year ended December 31, 1999 was (pound)15.1 million compared to (pound)10.1 million for the comparable period in 1998. This increase of (pound)5.0 million is attributed to the decrease in operating assets (pound)4.6 million as a result of active balance sheet management. The Company had unused available banking facilities for the year ended December 31, 1999 of (pound)5.1 million as compared to (pound)11.9 million for the comparable period in 1998.

For the year ended December 31, 1999 the Company had a cash inflow of (pound)1.5 million after net interest paid of (pound)9.8 million, Senior Notes issuance costs of (pound)1.3 million and taxation of (pound)2.5 million. Purchase of assets, primarily plant and equipment acquisitions and the global implementation of an enterprise resource planning system utilising BaaN software led to a net cash outflow of (pound)3.3 million. Acquisitions of businesses including the second installment of (pound)0.5 million, for an additional 30% of the shares for the Company's joint venture in Foshan, China led to an overall cash outflow of (pound)24.1 million.

International Operations

The Company conducts operations in countries around the world including through manufacturing facilities in the UK, the United States, France, Germany, Italy, Australia, Brazil and China. The Company's global operations may be subject to some volatility because of currency fluctuations, inflation and changes in political and economic conditions in these countries.

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

Year 2000 Compliance

Following their initial review, Management continues to be alert to the potential risks and uncertainties surrounding the year 2000 issue. As at the date of this report, Management is not aware of any significant factors which have arisen, or that may arise, which will affect the activities of the business; however, the situation is still being monitored. Any future costs associated with this issue cannot be quantified but are not expected to be significant.

Euro

Management has reviewed the implications of the single European Currency on our business and has assessed that the introduction of the Euro as a trading currency will have no material cost to our business other than through exchange rate effects.

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

Regarding currency transaction risk, fluctuations in exchange rates may affect the operating results of the Company because many of each entities costs are incurred in currencies different from the revenue currencies and there is also a time lag between incurrence of costs and the collection of related revenues. To protect against currency transaction risk the Company engages in hedging its net transaction exposure by the use of foreign exchange forward contracts to cover exposures arising from outstanding sales and purchase invoices. It has not covered outstanding sales or purchase orders unless they are firm commitments. At present hedging covers all traded currencies to which the Company is exposed and in which forward contracts may be undertaken. This includes the Euro and the U.S., Hong Kong, Australian and New Zealand Dollar. In addition the Company hedges against certain non-trading exposures by using foreign exchange forward contracts, these exposures being short-term loans between entities and interest payable (within one year) on the Senior Notes. Short-term loans may fluctuate in value depending upon the daily cash position of the various entities and may be denominated in any of the currencies stated above. Interest on the Senior Notes is payable in Euros and the Company has covered this exposure for payments due in 1999 and 2000.

Exchange Rate Sensitivity

The table below provides information as at December 31, 1999 about the Company's derivative financial instruments and other financial instruments by functional currency and presents such information in Sterling equivalents. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including foreign currency forward exchange agreements and foreign currency denominated credit and debt obligations. For credit and debt obligations, the table presents principal cash flows by expected maturity dates. For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates all of which are in 2000. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

                                 Book or contract
                                 ----------------
                                            Value                 Fair Value
                                            -----                 ----------

(GBP Equivalent in thousands)

(Liabilities)/Assets

GBP Functional Currency :

Interest on debt (DEM)                    (8,377)                    (7,778)

Short term affiliate loans
       (EUR)                              (1,201)                    (1,201)
       (USD)                              (2,293)                    (2,293)
       (NZD)                                (180)                      (180)

Trading transactions
       (EUR)                               2,582                      2,582
       (USD)                               1,711                      1,711

AUD Functional Currency:

Trading transactions
       (EUR)                                 (33)                       (33)
       (GBP)                                (201)                      (201)
       (USD)                                (145)                      (145)

EUR Functional Currency :

Trading transactions
       (GBP)                                (204)                      (204)
       (USD)                                  (1)                        (1)

HKD Functional Currency:

Trading transactions
       (GBP)                                 125                        125
       (USD)                                 629                        629
       (NTD)                                (442)                      (442)

NTD Functional Currency :

Trading transactions
       (USD)                                 169                        169

MXP Functional Currency :

Trading transactions
       (GBP)                                (338)                      (338)
       (USD)                                (394)                      (394)

USD Functional Currency :

Trading transactions
       (EUR)                                 (80)                       (80)
       (GBP)                                (128)                      (128)

The Company's exposures are covered on a net basis and the following contracts were in place at December 31, 1999, all of which are expected to mature in the year 2000.

                                          Contract Value          Fair Value
                                          --------------          ----------

(GBP Equivalent in thousands)

Forward Exchange Agreements

(Receive DEM/Pay GBP)
Contract amount                                 8,377               7,778
Average contractual exchange rate                2.92

(Receive EUR/Pay GBP)
Contract amount                                 1,231               1,201
Average contractual exchange rate                1.57

(Receive USD/Pay GBP)
Contract amount                                 2,322               2,293
Average contractual exchange rate                1.60

(Receive HKD/Pay GBP)
Contract amount                                   296                 294
Average contractual exchange rate               12.46

(Receive GBP/Pay DEM)
Contract amount                                (2,419)             (2,391)
Average contractual exchange rate                1.59

(Receive GBP/Pay AUD)
Contract amount                                  (633)               (637)
Average contractual exchange rate                2.50

(Receive GBP/Pay USD)
Contract amount                                (2,837)             (2,812)
Average contractual exchange rate                1.61

(Receive GBP/Pay CAD)
Contract amount                                  (126)               (128)
Average contractual exchange rate                2.38


Interest Rate Sensitivity

The table below provides information as at December 31, 1999 about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates all of which are during 2000. The information is presented in Sterling equivalents, which is the Company's reporting currency.

                                           Book Value            Fair Value
                                           ----------            ----------

(Liabilities)
(GBP Equivalent in thousands)

Debt :

Variable Rate (GBP)                          (6,384)               (6,384)
Average interest rate                          7.99%

Variable Rate (EUR)                         (26,773)              (26,773)
Average interest rate                          4.72%

Variable Rate (USD)                          (1,349)               (1,349)
Average interest rate                          9.07%

Variable Rate (AUD)                          (2,391)               (2,391)
Average interest rate                          6.72%

Variable Rate (NZD)                              (3)                   (3)
Average interest rate                         11.65%

No instruments used.

Impact of Price Fluctuations of Raw Materials on Results of Operations.

The Company purchases most of the raw materials for its products on the open market, and the Company's sales may be affected by changes in the market price of such raw materials. The Company does not generally engage in commodity hedging transactions for such raw materials. There can be no assurance that the Company will be able to pass on increases in the price of raw materials to its customers in the future, on a timely basis or at all. The results of the operations of the Company have in the past been affected by fluctuations in the price of the primary raw material, wood pulp, for its cellulose insoles. Wood pulp represented 21.1% of the Company's raw materials costs in 1999 as compared to 26.3% in 1998 and 13.1% in 1999 as compared to 17.0% in 1998 of the Company's total cost of sales. Additionally, significant increases in the price of the Company's products, due to increases in the cost of raw materials, could have a negative effect on demand for its products and a material adverse effect on the Company's business, financial condition and results of operations.

Risks of Environmental Liabilities.

The Company's facilities, several of which have been operated as industrial establishments for long periods of time, are subject to comprehensive environmental laws and requirements, including those governing discharges to the air and water, the handling of disposal of solid and hazardous substances and wastes and remediation of contamination associated with the release of hazardous substances at the Company's facilities and offsite disposal locations. The Company has made, and will continue to make, expenditures to comply with such laws and requirements. The Company believes that it will not require material capital expenditures to comply with applicable environmental laws during 2000 or in the foreseeable future. However, future events, such as changes in existing laws and regulations or the discovery of contamination at the Company's facilities, adjacent sites or offsite waste disposal locations, may give rise to additional compliance or remediation costs which could have a material adverse effect on the Company's results of operations or financial condition. Moreover, the nature of the Company's business exposes it to some risk of claims with respect to environmental matters, and there can be no assurance that the material costs or liabilities will not be incurred in connection with any such claims.

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

The following sets forth the names and ages of each of the Company's directors and executive officers and the positions they hold as of December 31, 1999 :

Directors and Executive Officers

Name                  Age       Position
----                  ---       --------

Peter Selkirk         44        Chief Executive and Director
Neil Fleming          44        Finance Director and Director
Kevin Cochrane        55        Director of Sales
Neil Eastwood         63        Director of Cellulose Operations
Terry Pee             56        Director of Non-Woven and Unifast Operations
David Grier           43        Director of Component Operations
David Gamble          53        Company Secretary
Timothy Wright        36        Non-executive Director

On March 31, 2000 Mr. Gamble retired and Mr. Fleming was appointed as Company Secretary.

Set forth below is a brief description of the business experience of each director and executive officer :

Mr. Selkirk joined the Company as Managing Director in January 1996 after a career in technical materials based companies in the packaging, automotive and electronics sectors including Raychem Corporation and Courtaulds. He was previously employed by Raychem Corporation as manager of one of its European divisions, having been appointed in January 1993. Mr. Selkirk has an international background, having worked in the United States and throughout Europe. Mr. Selkirk has managed operations in the United States and Europe and has experience in sales, marketing, logistics and manufacturing. He has a Masters degree in Natural Sciences from Cambridge University and an MBA from the London Business School.

Mr. Fleming joined the Company as Finance Director in June 1996 after holding various financial and general management positions at companies in capital goods, engineering and general industrial sectors, including APV plc and the Norton Company. Between February 1991 and February 1994, Mr. Fleming was group financial controller of APV plc and from February 1994 to June 1996, he was managing director and then president of one of APV's divisions. He has an international background, having worked in the United States, Germany, France, Denmark and Luxembourg. Mr. Fleming has a Bachelor of Science Degree in Physics from Edinburgh University and is a Chartered Accountant with the Institute of Chartered Accountants in Scotland.

Mr. Cochrane joined the Company in 1967 and has worked in various sales and marketing and managerial positions before being appointed as Director of Sales in January 1998. Mr. Cochrane has a Bachelors degree in Economics from Holy Cross College, Massachusetts and an MBA from the Wharton Business School.

Mr. Eastwood joined the Company in 1980 and is responsible for the Company's cellulose operations as General Manager. He was appointed Director of Cellulose Operations in February 1997. He has previously been employed in operational and production control capacities in the textile industry. Mr. Eastwood has a Bachelor of Sciences degree in Textile Technology from Manchester University.

Mr. Pee joined the Company in September 1997, when he was appointed Operations Director of the Unifast division and non-woven products. Prior to joining the Company, Mr. Pee held positions both within the UK and abroad, with various manufacturing and engineering companies, including GEC. From 1988 to 1995, he was managing director of one of the product groups of APV plc involved in global manufacturing and, until September 1996 to September 1997, he held the position of managing director of GEA in South Africa.

Mr. Grier joined the Company in March 1999 as the Director of Component Operations when the Group acquired Cornwell Industries Ltd of which he was a stakeholder. Prior to this he had been involved in a Company called M130 from 1985 which was sold in 1990 and then carried out consultancy work on senior financial and management roles in different industries.

Mr. Wright has been a non-executive director of the Company since 1995. He is a director of both Apax Partners & Co Strategic Investors Limited and Apax Partners & Co Ventures Limited where he has been employed in private equity investing for the last nine years since 1990. Mr. Wright is a non-executive director of a number of private equity companies associated with certain funds advised by Apax.


Item 11. Compensation of Directors and Officers.

For the year ended December 31, 1999 the aggregate compensation, including bonuses, of all directors and executive officers of the Company names above was (pound)943,887. For the year ended December 31, 1998 (pound)1,051,446, and for the year ended December 31, 1997, the aggregate amount set aside by the Company to provide pension, retirement or similar benefits to those directors and executive officers was approximately (pound)95,714.


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

Item 13. Interest of Management in Certain Transactions.

Certain Texon International plc Shareholders have had commercial relations with group companies. As a consequence, fees have been paid to the Shareholders for providing the services of directors, banking services and strategic advice. The Chase Manhattan Bank is the Group corporate banker and a Shareholder. Apax Partners & Co. Strategic Investors Limited and Apax Partners & Co. Ventures Limited are a shareholder.

Transactions with related parties during the period (excluding interest paid in the normal course of business) including fees are as follows :

                                      Year ended             Year ended
                                     December 31,           December 31,
                                            1998                   1999
                                     ------------           ------------
                                      (pound)000             (pound)000

Fees for director's services.....          36                      20
Banking and strategic advice.....         161                     202
Debt issuance....................       3,094                     557
Rent paid........................           -                      13
                                     ------------           ------------
                                        3,291                     792
                                     ============           ============

Amounts included within creditors in respect of related parties totalled at December 31, 1999 (pound)46,000 and (pound)450,000 at December 31, 1998. There are no prepayments in respect of related parties at December 31, 1999 or December 31, 1998.

As more fully described in Note 14 to the financial statements, Texon International plc paid the following amounts to related parties: Chase Manhattan Bank ((pound)557,000 in 1999 and (pound)3,086,000 in 1998) and Apax Partners ((pound)nil in 1999 and (pound)8,000 in 1998) in respect of debt issuance costs. The Group also incurred agency, guarantee and commitment fees of (pound)202,000 in 1999 and (pound)161,000 in 1998 which were payable to Chase Manhattan Bank as the Group's corporate banker.

The Group acquired Cornwell Industries Ltd during the year, Parker Thorne Ltd a wholly owned business of Cornwell Industries Ltd occupies a property site in Kettering. The annual rent due for this site (pound)13,000 is paid to a company of which Mr. Grier is a director. Mr. Grier is also a director of Cornwell Industries Ltd. Loan notes were issued as part of the consideration for Cornwell Industries (as more fully described in Note 19 to the financial statements) some of which were payable to Mr Grier. Interest paid on these loan notes to Mr. Grier totalled (pound)5,000 and an additional (pound)4,000 was accrued for the year ended December 31, 1999.

P. E. Selkirk and J. N. Fleming, who are directors of the company, have an agreement with the other shareholders whereby each may acquire from the other shareholders up to 80,000 A ordinary voting shares at a price of (pound)8.75 per share. The options are only exercisable only in anticipation of and conditional upon a sale of the Company or an initial public offering of the Company's equity securities, and will lapse on December 21, 2004 if not exercised prior to that date. In addition, options over a further 240,000 A ordinary shares are available for allocation, on a basis to be determined by the Remuneration Committee, to employees or prospective employees of the Group on the same terms as those described above.

Continuing relationship with a business owned by the Shareholders

Warranties given by United Texon Limited regarding the shares being sold and provisions regulating aspects of the ongoing relationship between United Texon Limited and USM Group Holdings Limited. These include (i) provisions dealing with the sharing of historic insurance coverage, (ii) mutual undertakings not to compete for three years, and (iii) an undertaking by the parties to determine an appropriate mechanism for splitting the UK pension scheme which has now been satisfactorily resolved.

The company has taken advantage of the exemption allowed in FRS 8 not to disclose transactions between group companies.

                                     PART II

Item 14. Description of Securities to be Registered.


Not applicable.

                                    PART III

Item 15. Defaults Upon Senior Securities.

None.


Item 16. Changes  in   Securities   and  Changes  in  Security  for   Registered
         Securities.

None.

                                     PART IV

Item 17.          Financial Statements

Not Applicable.


Item 18.          Financial Statements

See Page F-1


Item 19. Financial Statements and Exhibits

(a)      The following financial statements are filed as part of this Form 20-F:

         (1)  Consolidated profit and loss accounts.........................F-2
         (2)  Consolidated balance sheets...................................F-3
         (3)  Consolidated cash flow statements.............................F-4
         (4)  Reconciliation of net cash flow to movement in net debt.......F-5
         (5)  Consolidated statement of total recognized gains and losses...F-6
         (6)  Reconciliation of movements in total shareholders' deficit....F-7
         (7)  Notes to the consolidated financial statements................F-8


(b)      The following exhibits are filed as part of this Form 20-F

Exhibit  Description
-------  -----------

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

10.35 Share Transfer Agreement between United Texon plc and USM International Limited relating to the entire issued share capital of USM Corporation and related agreements dated July 29, 1997.*

10.36 Share Transfer Agreement between USM Benelux B.V. and United Texon plc relating to the entire issued share capital of USM Corporation and related agreements dated July 29, 1997.*

10.37 Share Transfer Agreement between Texon Overseas and USM International Limited relating to the entire issued share capital of USM Korea Limited dated July 29, 1997.*

10.38 Share Transfer Agreement between USM Benelux B.V. and USM International Limited relating to the entire issued share capital of USM Asia Limited dated July 29, 1997.*

10.39 Share Transfer Agreement between USM Benelux B.V. and USM International Limited relating to the entire issued share capital of USM do Brasil Industria e Comercio SA dated July 29, 1997.*

10.40 Exclusive Distributor Agreement between British United Shoe Machinery Co. Limited and United Shoe Machinery of Australia Pty. Ltd dated July 29, 1997.

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

10.47 Non-Exclusive Distributor Agreement between United Shoe Machinery Corporation and USM Texon Mexico S.A.*

10.48 Non-Exclusive Distributor Agreement between Texon Materiales S.L. and Maquinaria USM, S.L. dated July 29, 1997.*

10.49 Non-Exclusive Distributor Agreement between Samco Strong Limited and United Shoe Machinery of Australia Pty. Ltd. Dated July 29, 1997.*

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

10.68 Sale and Lease Agreement between USM Texon Limited, 377 Leicester Limited and Texon UK Limited dated June 30, 1998***

10.69 Sale and Purchase Agreement between Texon UK Limited and USM Texon Limited dated June 30, 1998***

10.70 Lease between 337 Leicester Limited, Texon UK Limited and Anglo Irish Bank Corporation plc dated October 9, 1998***

10.71 Sale and Purchase Agreement among David J Grier and others as vendors and Texon UK Limited as purchaser, dated March 12, 1999****

10.72 Sale and Purchase Agreement between Rosenkranz & Krause GmbH & Co., as vendor, Texon Mockmuhl, as purchaser, and the Company, as guarantor, dated July 22, 1999*****

10.73 Term and Revolving Facilities Agreement, dated July 22, 1999, among the Company, United Texon Limited , certain other companies in the Texon Group, Chase Manhattan Bank plc, The Chase Manhattan Bank, BHF Bank AG and Chase Manhattan International Limited*****

10.74 Composite Debenture, dated July 22, 1999, among United Texon Limited, certain other companies in the Texon Group and Chase Manhattan International Limited*****

10.75 Agreement for Sale of Certain Parts of the Business and Assets, by and among Chamberlain Phipps Materials Limited, as seller, Texon (UK) Limited, as buyer, and Newgrange Group, L.L.C., as guarantor, dated September 4, 1999******

10.76 Share Sale Agreement, by and among Clarks Shoes Australia Limited, as vendor, and Texon Australia Pty Limited, as purchaser, dated October 11, 1999******

10.77 Business sale Agreement, by and amoung British United Shoe Machinery Co. Limited, as seller, USM Group Limited, as guarantor, and Texon UK Limited, as purchaser, dated February 29, 2000.P

10.78 Quotas Purchase Agreement, by and amoung Texon Italia S.P.A., as purchaser, and Fleckstan Participacoes Ltda., Martinho Fleck and Iloide Fleck, as sellers, dated as of March 20, 2000.P

16       Letter re Change in Certifying Accountant**

21       List of Subsidiaries of the Registrant*

* Incorporated by reference to the exhibits filed with the Company's Registration Statement on Form F-4 (No. 333-49619)

**       Incorporated  by  reference to the  exhibits  filed with the  Company's
         Current Report on Form 6-K filed with the Securities and Exchange Commission on January 15, 1999.

***      Incorporated  by  reference to the  exhibits  filed with the  Company's
         Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 1999.

****     Incorporated  by  reference to the  exhibits  filed with the  Company's
         Current Report on Form 6-K filed with the Securities and Exchange Commission on May 26, 1999.

*****    Incorporated  by  reference to the  exhibits  filed with the  Company's
         Current Report on Form 6-K filed with the Securities and Exchange Commission on August 13, 1999.

******   Incorporated  by  reference to the  exhibits  filed with the  Company's
         Current Report on Form 6-K filed with the Securities and Exchange Commission on November 19, 1999.

P This exhibit has been filed in paper format with the Securities and Exchange Commission under cover of Form SE on May 2, 2000.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Shareholders of Texon International plc:

We have audited the consolidated financial statements for the years ended December 31, 1999 and December 31, 1998 on pages F-2 to F-60. These consolidated financial statements are the responsibility of the management of Texon
International plc. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion the consolidated financial statements, referred to above present fairly in all material respects the consolidated financial position of Texon International plc and its subsidiaries as of December 31, 1999 and December 31, 1998 and the consolidated results of operations and cash flows of Texon
International plc for the two years ended December 31, 1999 and December 31, 1998 in conformity with Generally Accepted Accounting Principles in the United Kingdom.

Generally Accepted Accounting Principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of Generally Accepted Accounting Principles in the United States would have affected the results of operations for the years ended December 31, 1999 and December 31, 1998 and shareholders' equity as of December 31, 1999, and December 31, 1998 to the extent summarized in Note 30 to the consolidated financial statements.

Deloitte & Touche

Chartered Accountants and Registered Auditors
Leicester

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                   United Texon
                                                     Limited                           Texon International plc
                                                     -------                           -----------------------
                                                                                                       Year ended
                                                                                     Year ended        December 31,      Total
                                                   Year ended       Year ended       December 31,         1999         year ended
                                                   December 31,     December 31,         1999          Continuing     December 31,
                                         Notes         1997            1998          Acquisitions      operations         1999
                                       ----------  ----------       ----------        ----------       ----------      ----------
                                                   (pound)000       (pound)000        (pound)000       (pound)000      (pound)000
Sales turnover

   Continuing operations..........         3         121,556          110,880            17,261         109,366         126,627
   Discontinued operations........                    66,255                -                 -               -               -
                                                   ----------       ----------        ----------       ----------      ----------
                                                     187,811          110,880            17,261         109,366         126,627
Cost of sales

   Continuing operations..........                   (79,015)         (72,193)          (12,624)        (71,459)        (84,083)
   Discontinued operations........                   (44,322)               -                 -               -               -
                                                   ----------       ----------        ----------       ----------      ----------
                                                    (123,337)         (72,193)          (12,624)        (71,459)        (84,083)
Gross profit

   Continuing operations..........                    42,541           38,687             4,637          37,907          42,544
   Discontinued operations........                    21,933                -                 -               -               -
                                                   ----------       ----------        ----------       ----------      ----------
                                                      64,474           38,687             4,637          37,907          42,544
Marketing and administrative expenses     4,5
   Continuing operations..........                   (32,932)         (26,106)           (3,456)        (26,232)        (29,688)
   Discontinued operations........                   (24,552)               -                 -               -               -
                                                   ----------       ----------        ----------       ----------      ----------
                                                     (57,484)         (26,106)           (3,456)        (26,232)        (29,688)
Operating profit/(loss)                   4,5
   Continuing operations..........                     9,609           12,581             1,181          11,675          12,856
   Discontinued operations........                    (2,619)               -                 -               -               -
                                                   ----------       ----------        ----------       ----------      ----------
                                                       6,990           12,581             1,181          11,675          12,856
Profit on sale of discontinued
   activities......................        5b          1,602                -                 -               -               -
Profit on disposal of property.....        5a              -              957                 -           1,000           1,000
                                                   ----------       ----------        ----------       ----------      ----------
Profit/(loss) before interest and
   taxation........................        6
   Continuing operations...........                    9,609           13,538             1,181          12,675          13,856
   Discontinued operations.........                   (1,017)               -                 -               -               -
                                                   ----------       ----------        ----------       ----------      ----------
                                                       8,592           13,538             1,181          12,675          13,856
Interest receivable and similar
   income..........................                      298              160                                               336
Interest payable and similar
   charges.........................        7         (10,915)          (9,989)                                          (11,656)
                                                   ----------       ----------                                         ----------
(Loss)/profit on ordinary activities
   before taxation........                            (2,025)           3,709                                             2,536
Taxation on (loss)/profit on ordinary
   activities......................        9          (1,988)          (1,303)                                           (1,754)
                                                   ----------       ----------                                         ----------
(Loss)/profit on ordinary activities
   after taxation..................                   (4,013)           2,406                                               782
Minority equity interests..........       20            (305)            (184)                                             (206)
                                                   ----------       ----------                                         ----------
Net (loss)/profit for the financial
   year............................       19          (4,318)           2,222                                               576
                                                   ----------       ----------                                         ----------
Waiver of dividend and redemption
   premium on non-equity preference
   shares..........................                    5,217                -                                                 -
Non-equity preference dividend.          (18)              -           (2,600)                                                -
Other finance charges in respect of
   non-equity shares...............      (18)              -                -                                            (4,657)
                                                   ----------       ----------                                         ----------
Retained profit/(loss) for the period
   for equity shareholders                               899             (378)                                           (4,081)
                                                   ==========       ==========                                         ==========


The accompanying notes are an integral part of these consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS

                                                 Texon International plc
                                         ---------------------------------------
                                          As of December 31,  As of December 31,
                                    Notes         1998                1999
                                    ----- ------------------   -----------------
                                             (pound)000            (pound)000
FIXED ASSETS

     Goodwill........................ 11           672                   12,707
     Tangible assets................. 10        13,116                   20,973
     Investments..................... 12             -                       14
                                                ------                   ------
                                                13,788                   33,694

CURRENT ASSETS

     Stocks.......................... 13        15,781                   21,466
     Debtors due within one year..... 14        17,579                   26,491
     Debtors due after one year...... 14         2,058                    3,348
     Cash at bank and in hand........              721                    1,025
                                                ------                   ------
                                                36,139                   52,330

CREDITORS

     Amounts falling due within
       one year...................... 15       (30,949)                 (40,391)
                                                ------                   ------
NET CURRENT ASSETS                               5,190                   11,939
                                                ------                   ------
TOTAL ASSETS LESS CURRENT
     LIABILITIES.....................           18,978                   45,633

CREDITORS

     Amounts falling due after more
         than on year................ 15       (84,477)                 (97,832)
     Provisions for liabilities and
       charges....................... 17        (7,642)                  (7,038)
                                                ------                   ------
NET LIABILITIES......................          (73,141)                 (59,237)
                                                ======                   ======

CAPITAL AND RESERVES
Called up share capital.............. 18         9,120                    9,120
Share premium........................ 19        46,800                   46,800
Profit and loss account.............. 19      (129,539)                (123,059)
Premium on redemption reserve........ 19             -                    7,257
                                                ------                   ------
Shareholders' deficit
    Equity interests.................         (125,619)                (119,139)
    Non-equity interests.............           52,000                   59,257
                                               (73,619)                 (59,882)
Minority equity interests............ 20           478                      645
                                                ------                   ------
                                               (73,141)                 (59,237)
                                                ======                   ======

The accompanying notes are an integral part of these consolidated financial statements.

                        CONSOLIDATED CASH FLOW STATEMENTS

                                                       United Texon
                                                         Limited                          Texon International plc
                                                        ----------        --------------------------------------------------
                                                                           Period from
                                                                        December 31, 1997
                                                        Year ended       to December 31,      Year ended          Year ended
                                            Notes    December 31, 1997        1997         December 31, 1998   December 31, 1999
                                          ----------    ----------         ----------         ----------          ----------
                                                        (pound)000         (pound)000         (pound)000          (pound)000
Net Cash Inflow from Operating

   Activities............................    (25a)         4,976                 -               10,144              15,099
Returns on Investments and Servicing
   of Finance............................    (25b)        (5,665)                -              (14,767)            (11,029)
Taxation.................................                 (2,678)                -               (1,420)             (2,538)
Capital Expenditure and Financial
   Investment............                    (25b)         5,990                 -                2,211               (3,263)
Acquisitions and Disposals:
Acquisition of United Texon
   Limited...............................    (25b)             -           (64,175)             (23,455)                   -
Acquisitions of businesses...............    (25b)             -                 -                 (545)             (24,077)
                                                        ----------         ----------         ----------          ----------
Cash Inflow/(Outflow) before use of
   liquid resources......................                  2,623           (64,175)             (27,832)             (25,808)

Financing

(Decrease)/Increase in debt..............    (25b)        (4,029)           64,175               24,462               25,468
Shares issued............................    (25b)             -                13                    -                    -
                                                        ----------         ----------         ----------          ----------
                                                          (4,029)           64,188               24,462               25,468
                                                        ----------         ----------         ----------          ----------
(Decrease)/Increase in Cash..............                 (1,406)               13               (3,370)                (340)
                                                        ==========         ==========         ==========          ==========

The accompanying notes are an integral part of these consolidated financial statements.

             RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT


                                                       United Texon
                                                         Limited                          Texon International plc
                                                        ----------        --------------------------------------------------
                                                                           Period from
                                                                        December 31, 1997
                                                        Year ended       to December 31,      Year ended          Year ended
                                            Notes    December 31, 1997        1997         December 31, 1998   December 31, 1999
                                          ----------    ----------         ----------         ----------          ----------
                                                        (pound)000         (pound)000         (pound)000          (pound)000
(Decrease)/increase in cash in the
   period................................    (25c)         (1,406)              13               (3,370)              (340)
Cash inflow/(outflow) from debt and
   lease financing.......................    (25b)          4,029                -              (24,462)           (25,468)
                                                        ----------         ----------         ----------          ----------
Change in net debt resulting from
   cash flows............................                   2,623               13              (27,832)           (25,808)
Non cash movements in debt...............                  (3,434)               -                5,223                146
Translation differences..................                    (106)               -               (4,292)            12,040
Loans and finance leases acquired
   with subsidiary.......................                       -          (64,175)                   -             (3,386)
                                                        ----------         ----------         ----------          ----------
Movement in net debt in the
   period................................                    (917)         (64,162)              (26,901)          (17,008)
Net debt brought forward.................                 (86,522)               -               (64,162)          (91,063)
                                                        ----------         ----------         ----------          ----------
Net debt carried forward.................                 (87,439)         (64,162)              (91,063)         (108,071)
                                                        ==========         ==========         ==========          ==========

The accompanying notes are an integral part of these consolidated financial statements.

           CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES


                                                United Texon
                                                  Limited                          Texon International plc
                                                 ----------        --------------------------------------------------
                                                                    Period from
                                                                 December 31, 1997
                                                 Year ended       to December 31,      Year ended          Year ended
                                              December 31, 1997        1997         December 31, 1998   December 31, 1999
                                                 ----------         ----------         ----------          ----------
                                                 (pound)000         (pound)000         (pound)000          (pound)000

(Loss)/profit for the financial period........      (4,318)                -              2,222                 576
Exercised share options.......................       2,803                 -                  -                   -
Currency translation differences on foreign
   currency...................................      (1,659)                -             (4,924)             10,561
                                                 ----------         ----------         ----------          ----------
Total recognized (losses)/gains in the
   period.....................................      (3,174)                -             (2,702)             11,137
                                                 ==========         ==========         ==========          ==========


The accompanying notes are an integral part of these consolidated financial statements.

           RECONCILIATION OF MOVEMENTS IN TOTAL SHAREHOLDERS' DEFICIT

                                                United Texon
                                                  Limited                          Texon International plc
                                                 ----------        --------------------------------------------------
                                                                    Period from
                                                                 December 31, 1997
                                                 Year ended       to December 31,      Year ended          Year ended
                                              December 31, 1997        1997         December 31, 1998   December 31, 1999
                                                 ----------         ----------         ----------          ----------
                                                 (pound)000         (pound)000         (pound)000          (pound)000

Profit attributable to members of the Company          899                 -              2,222                  576
Preference dividend...........................      (5,217)                -             (2,600)                   -
Other finance charges in respect of non-equity
   shares.....................................           -                 -                  -               (4,657)
                                                    (4,318)                -               (378)              (4,081)
New share capital issued......................           -                13                307                    -
New share capital to be issued................           -            55,600                  -                    -
Preference dividends transferred to
   reserves...................................           -                 -                  -                2,600
Exercised share options.......................       2,803                 -                  -                    -
Goodwill relating to disposal of Turbel
   Ltd........................................           -                 -                  5                    -
Goodwill and costs relating to acquisition of
   United Texon Limited written off during
   period.....................................           -          (124,242)                 -                    -
Premium on redemption reserve.................           -                 -                  -                4,657
Other recognized losses relating to the
   year.......................................      (1,659)                -             (4,924)              10,561
Net increase/(decrease) to shareholders'
   funds......................................      (3,174)          (68,629)            (4,990)              13,737
Opening shareholders' deficit.................     (66,066)                -            (68,629)             (73,619)
                                                   -------                              -------              -------
Closing shareholders' deficit.................     (69,240)          (68,629)           (73,619)             (59,882)
                                                   -------           -------            -------              -------


The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1        Business activity and basis of presentation

         The Group formed by Texon International plc and its subsidiaries ("the Group") is engaged in manufacturing and supplying shoe materials and machinery to the footwear industry worldwide.

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

         Texon International plc has prepared consolidated accounts for the years ended December 31, 1999 and 1998. Under the terms of the Acquisition Agreement, Texon International plc had control of the financial and operational management of United Texon Limited effective from December 31, 1997 and Texon International plc therefore prepared consolidated accounts as at December 31, 1997. The Company did not trade previously and Texon International plc had no consolidated profit or loss for the period from its incorporation on October 9, 1997 to December 31, 1997. The consolidated profit and loss account has been included for United Texon Limited for the year ended December 31, 1997.

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

         Consolidated financial information

         The consolidated financial information for the years ended December 31, 1999 and 1998 relates to Texon International plc. The consolidated financial information presented herein for the periods prior to Texon International plc's acquisition of United Texon Limited relates to United Texon Limited.

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

c)       Basis of consolidation

         The consolidated financial statements incorporate the financial statements of Texon International plc and all its subsidiary undertakings for the years ended December 31, 1999 and 1998 and a profit and loss account of United Texon Limited and all its subsidiary undertakings for the year ended December 31, 1997.

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

e)       Financial instruments and Foreign exchange

         The derivative instruments utilized by the Group are forward exchange contracts. These instruments are used for hedging purposes to alter the risk profile of an existing underlying exposure of the Group in line with the Group's risk management policies. The Group does not enter into speculative derivative contracts or interest rate swaps.

         Termination payments made or received are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist. In other cases termination payments are taken to the profit and loss account.

         Transactions denominated in foreign currencies are recorded at the rates ruling on the date of the transaction, unless matching forward foreign exchange contracts have been entered into, in which case the rate specified in the relevant contract is used. At the balance sheet date unhedged monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at that date.

         The closing assets and liabilities of companies in the Group denominated in overseas currencies have been translated at the exchange rates ruling at the balance sheet date. The results for the year of overseas companies have been translated at the average exchange rate relevant for the period. Differences arising on the translation of net assets and the results for the year denominated in overseas currencies are taken to reserves net of the effect of foreign exchange contracts and foreign currency borrowings entered into for the purpose of hedging those exposures. All other profits or losses on exchange are dealt with in the profit and loss account.

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

                                                                Years
                                                                -----
                 Freehold Buildings...................         20 to 45
                 Leasehold Improvements...............    Over  the  period  of
                                                          tenure  of the lease

                 Leased Machinery.....................          5 to 10
                 Plant and Equipment..................          5 to 15
                 Office Equipment.....................          3 to 10
                 Motor Vehicles.......................          3 to 5

         Depreciation is not provided on freehold land.

i)       Lease commitments

         Where leases are entered into which entail taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a 'finance lease'. Other leases are treated as operating leases.

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

j)       Machinery leased to customers

         Leased Machinery retained by the Group, is included in tangible fixed assets at cost to the Group less accumulated depreciation. Cost includes factory overheads and, where applicable, costs of importation. Leases to third parties are treated as operating leases and income from them is recognized over the lease period.

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

n)       Discontinued operations

         United Texon Limited carried out its activities through two divisions: the Machinery division and the Materials division. On December 31, 1997, the group of companies comprising the Machinery division was disposed of and accordingly the results of this division have been separately disclosed for this year.

o)       Acquisitions and Goodwill

         On the acquisition of a business, fair values are attributed to the Group's share of net separable assets.

         Any excess of the fair value of purchase consideration of investment including acquisition costs, over the fair value of net assets is held on the balance sheet as purchased goodwill and amortized to the profit and loss account over 20 years, its estimated useful life in compliance with FRS 10. Any negative goodwill will be recognized as a `negative asset' and will be shown immediately below purchased goodwill and written back through the statement of total recognized gains and losses.

         Goodwill written off to a goodwill reserve under the Group's previous policy was not reinstated as allowed by FRS 10, however it was deducted from the profit and loss account reserve to comply with the new Standard.

         The results  and cash flows  relating to the  businesses  acquired  are
         included  in  the   consolidated   profit  and  loss  account  and  the
         consolidated cash flow statement from the date of the acquisition.

p)       Concentration of Credit Risk

         Financial instruments which potentially subject Texon International plc to concentrations of credit risk consist principally of accounts receivable. Texon International plc sells the majority of its products through distributors, retailers and resellers. Credit risk with respect to accounts receivable is generally diversified due to the number of entities comprising Texon International plc's customer base and their dispersion across different geographies. Texon International plc generally sells on open account and performs periodic credit evaluations of its customers' financial condition.

q)       Debt Issuance Costs

         Finance costs incurred by the group on issuance of the senior notes are amortized to the profit and loss account over the life of the finance, that being ten years.

         Finance costs incurred by the group on issuance of the January 1998, three year revolving credit facility were to be amortized to the profit and loss account over its life. On July 22, 1999 the revolving credit facility was changed (see note 16) and debt issuance costs are now amortized over five years.

         Finance costs incurred by the group on issuance of the Term loan are amortized to the profit and loss account over the life of the finance, that being five years.

         Unamortized debt issuance costs are netted off the debt within creditors according to FRS 4.

3        Analysis of turnover, operating profit, and capital employed

         Texon International plc is the continuing operation of the Materials business and the 1999 and 1998 results reflect this.

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

                                                                  United Texon
                                                                    Limited              Texon International plc
                                                                    -------              -----------------------
                                                                  Year ended          Year ended          Year ended
                                                               December 31, 1997   December 31, 1998   December 31, 1999
                                                               -----------------   -----------------   -----------------
                                                                  (pound)000          (pound)000          (pound)000
        Turnover analyzed by major business segment:
        Continuing operations...............................         122,343            110,880            126,627
        Discontinued operations.............................          67,048                  -                  -
                                                                     -------            -------            -------
                                                                     189,391            110,880            126,627
        Sales between operations............................          (1,580)                 -                  -
                                                                     -------            -------            -------
        External turnover...................................         187,811            110,880            126,627
                                                                     =======            =======            =======

        Operating profit/(loss) analyzed
          by major business segment:
        Continuing operations...............................           9,609             12,581             12,856
        Discontinued operations.............................          (2,619)                 -                  -
                                                                     -------            -------            -------
                                                                       6,990             12,581             12,856
                                                                     =======            =======            =======

        Capital expenditures:
        Continuing operations...............................           1,722              2,038              3,720
        Discontinued operations.............................           1,538                  -                  -
                                                                     -------            -------            -------
                                                                       3,260              2,038              3,720
                                                                     =======            =======            =======

        Depreciation and amortization:
        Continuing operations...............................           2,355              1,910              3,500
        Discontinued operations.............................           2,583                  -                  -
                                                                     -------            -------            -------
                                                                       4,938              1,910              3,500
                                                                     =======            =======            =======

         Information as to the operations of the Group in these two business segments is presented below. The Group evaluates performance based on several factors, of which operating profit is the primary financial measure.

3        Analysis  of  turnover,   operating   profit,   and  capital   employed
         (continued)

                                                  Texon International plc
                                               Year ended         Year ended
                                            December 31, 1998  December 31, 1999
                                            -----------------  -----------------
                                                (pound)000        (pound)000
        Operating assets/(liabilities)
          employed by major business segment:

        Continuing operations...............      21,284            52,130
        Discontinued operations.............           -                 -
                                                 --------         ---------
                                                  21,284            52,130
        Cash................................         721             1,025
        Borrowings..........................     (90,539)         (107,608)
        Taxes...............................        (998)             (389)
        Accrued bank interest...............      (3,609)           (4,395)
        Non-operating accruals..............           -                 -
                                                 --------         ---------
                                                 (94,425)         (111,367)
                                                 --------         ---------
        Net liabilities.....................     (73,141)          (59,237)
                                                 ========         =========


         Geographical analysis of continuing operations is as follows:

                                                              United Texon
                                                                Limited                Texon International plc
                                                                -------                -----------------------
                                                               Year ended          Year ended          Year ended
                                                            December 31, 1997   December 31, 1998  December 31, 1999
                                                            -----------------   -----------------  -----------------
                                                               (pound)000          (pound)000          (pound)000
        Turnover analysis by company location:

        Europe..........................................         80,413               73,991             87,968
        Americas........................................         23,652               22,549             20,825
        Asia............................................         11,167                9,643             11,431
        Other...........................................          7,111                4,697              6,403
                                                                -------              -------            -------
                                                                122,343              110,880            126,627
                                                                =======              =======            =======

        Export sales from the UK........................         16,825               14,872             21,988
                                                                =======              =======            =======
        Turnover analysis by destination :
        Europe..........................................         59,178               54,784             62,327
        Americas........................................         21,658               20,436             18,180
        Asia............................................         26,398               25,857             33,702
        Other...........................................         15,109                9,803             12,418
                                                                -------              -------            -------
                                                                122,343              110,880            126,627
                                                                =======              =======            =======

        Operating profit analysis by Company location :
        Europe..........................................          6,449                8,669              8,789
        Americas........................................          1,665                2,033              2,174
        Asia............................................          1,135                1,997              1,800
        Other...........................................            360                 (118)                93
                                                                -------              -------            -------
                                                                  9,609               12,581             12,856
                                                                =======              =======            =======

3       Analysis of turnover, operating profit, and capital employed (continued)

        Geographical operating assets employed analyzed by Company location for Continuing Operations is as follows:

                                                 Texon International plc
                                                 -----------------------
                                            As of December      As of December
                                               31, 1998            31, 1999
                                            --------------      --------------
                                             (pound)000           (pound)000

        Europe...........................        9,174             38,833
        Americas.........................        2,983              2,702
        Asia.............................        7,132              6,947
        Other............................        1,995              3,648
                                                ------             ------
                                                21,284             52,130
                                                ======             ======

         Operating assets have been analyzed above, rather than net assets, as it more appropriately reflects the Groups' operations by excluding cash balances and amounts falling due in one year for bank loans and overdrafts, obligations under finance leases and accrued interest and the accrued consideration for the Acquisition in 1997.

         The customer base is diverse both in its geographical spread, types of footwear companies (athletic and traditional, men's and women's) and across the spectrum of branded shoe companies, manufacturers, converters and distributors. No single customer accounted for more than 7.5% of sales in 1999, 1998, and 1997.

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

4        Operating profit

         Operating profit/(loss) is stated after charging:

                                               United Texon
                                                 Limited                Texon International plc
                                                 -------                -----------------------
                                                Year ended          Year ended          Year ended
                                             December 31, 1997   December 31, 1998  December 31, 1999
                                             -----------------   -----------------  -----------------
                                                (pound)000          (pound)000          (pound)000
        Marketing and distribution costs.....      33,235             17,602             19,002

        Research and development costs.......       3,810              1,481              1,729

        Administrative expenses

           Operating expenses................       9,838              5,406              6,423
           Other expenses....................      10,601              1,617              2,534
                                                   ------             ------             ------
                                                   57,484             26,106             29,688
                                                   ======             ======             ======


Operating profit relating to continuing operations is stated after charging:

                                               United Texon
                                                 Limited                Texon International plc
                                                 -------                -----------------------
                                                Year ended          Year ended          Year ended
                                             December 31, 1997   December 31, 1998  December 31, 1999
                                             -----------------   -----------------  -----------------
                                                (pound)000          (pound)000          (pound)000
        Marketing and distribution costs......     19,428             17,602             19,002

        Research and development costs........      1,351              1,481              1,729

        Administrative expenses:
          Operating expenses..................      5,285              5,406              6,423
          Other expenses......................      6,868              1,617              2,534
                                                   ------             ------             ------
                                                   32,932             26,106             29,688
                                                   ======             ======             ======

5        Exceptional items

         a) Exceptional items included within operating profit:

                                               United Texon
                                                 Limited                Texon International plc
                                                 -------                -----------------------
                                                Year ended          Year ended          Year ended
                                             December 31, 1997   December 31, 1998  December 31, 1999
                                             -----------------   -----------------  -----------------
                                                (pound)000          (pound)000          (pound)000
Operating profit before exceptional items...       12,649             13,400             13,122

Exceptional administrative expenses:
Costs of abortive sale......................i)     (1,712)                 -                  -
Refinancing costs...........................ii)    (1,144)                 -                  -
Share options...............................iii)   (2,803)                 -                  -
Restructuring costs.........................iv)         -               (819)              (266)
                                                    -----             ------             ------
Operating profit for the period.............        6,990             12,581             12,856
                                                    =====             ======             ======

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

iv)      Restructuring costs

         Following the demerger that occurred in 1997 (see note 1) the Group has undergone a restructuring program which has led to costs in 1999 of (pound)266,000 and 1998 of (pound)819,000.

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

6        Profit/(loss) on ordinary activities before interest and taxation

                                               United Texon
                                                 Limited                Texon International plc
                                                 -------                -----------------------
                                                Year ended          Year ended          Year ended
                                             December 31, 1997   December 31, 1998  December 31, 1999
                                             -----------------   -----------------  -----------------
                                                (pound)000          (pound)000          (pound)000
        Profit on ordinary activities before
          interest is stated after
          charging/(crediting):

        Combined group

        Depreciation of tangible fixed assets :
          Owned................................    4,768              1,744               2,874
          Leased...............................      170                140                 326
          Amortization of goodwill.............        -                 26                 300
        Operating lease charges :
          Hire of plant & machinery............    1,360                539                 797
          Other lease charges..................    1,657                798               1,044
        Finance lease charges :
          Plant and machinery..................       77                 66                 153
          Leased machinery.....................      322                  -                   -
        Profit on sale of properties...........     (386)              (957)             (1,000)
        Loss/(profit) on sale of other assets..     (251)               (51)                 (3)
        Net foreign exchange losses............       51                 19                 (36)
        Provision for doubtful debtors.........      558                469                 263

        Continuing operations
        Depreciation of tangible fixed assets :
          Owned................................    2,213              1,744               2,874
          Leased...............................      142                140                 326
          Amortization of goodwill.............        -                 26                 300
        Operating lease charges :
          Hire of plant & machinery............      546                539                 797
          Other lease charges..................      742                798               1,044
        Finance lease charges :
          Plant and machinery..................       68                 66                 153
        Profit on sale of properties...........     (386)              (957)             (1,000)
        Loss/(profit) on sale of other assets..     (266)               (51)                 (3)
        Net foreign exchange losses............      (53)                19                 (36)
        Provision for doubtful debtors.........      378                469                 263

7        Interest payable and similar charges

                                               United Texon
                                                 Limited                Texon International plc
                                                 -------                -----------------------
                                                Year ended          Year ended          Year ended
                                             December 31, 1997   December 31, 1998  December 31, 1999
                                             -----------------   -----------------  -----------------
                                                (pound)000          (pound)000          (pound)000
        Interest payable and similar
          charges in respect of :
        Bank loans and overdrafts..........       (7,874)             (2,109)            (1,431)
        Debentures.........................       (3,041)                  -                  -
        Term loan..........................            -                   -               (437)
        Senior notes.......................            -              (7,662)            (8,847)
        Gain on repurchase of loan notes...            -                 530                  -
        Finance charges allocated
           for the year in respect of
           finance leases..................            -                 (66)              (153)
        Debt issuance costs amortized......            -                (682)              (788)
                                                 -------              ------            -------
                                                 (10,915)             (9,989)           (11,656)
                                                  ======               =====             ======

8        Directors and employees

         The average number of employees of the Group (including directors) was made up as follows:

                                                 United Texon
                                                    Limited                           Texon International plc
                                               -----------------    ----------------------------------------------------------
                                                   Year ended          Year ended           Year ended          Year ended
                                               December 31, 1997    December 31, 1997    December 31, 1998   December 31, 1999
                                               -----------------    -----------------    -----------------   -----------------

        Manufacturing........................         1,021                603                  577                 792
        Selling, distribution and
           administration....................         1,058                468                  460                 488
                                                      -----              -----                -----               -----
                                                      2,079              1,071                1,037               1,280
                                                      =====              =====                =====               =====
        Total number of employees as at
           31 December.......................         1,071              1,071                  993               1,575
                                                      =====              =====                =====               =====


         Payments in respect of these employees were as follows:

                                                 United Texon
                                                    Limited                           Texon International plc
                                               -----------------    ----------------------------------------------------------
                                                   Year ended          Year ended           Year ended          Year ended
                                               December 31, 1997    December 31, 1997    December 31, 1998   December 31, 1999
                                               -----------------    -----------------    -----------------   -----------------
                                                  (pound)000          (pound)000            (pound)000           (pound)000
        Wages............................           43,980                    -               20,740              25,496
        Social security costs............            5,342                    -                3,170               3,123
        Other pension costs..............            2,959                    -                1,031               1,362
        Health and other payroll
        costs............................            2,033                    -                1,026               1,612
                                                    ------               ------               ------              ------
                                                    54,314                    -               25,967              31,593
                                                    ======               ======               ======              ======

         Directors' emoluments including pension contributions comprise:

                                                 United Texon
                                                    Limited                           Texon International plc
                                               -----------------    ----------------------------------------------------------
                                                   Year ended          Year ended           Year ended          Year ended
                                               December 31, 1997    December 31, 1997    December 31, 1998   December 31, 1999
                                               -----------------    -----------------    -----------------   -----------------
                                                  (pound)000          (pound)000            (pound)000           (pound)000
         Fees.........................                  60                    -                   36                 20
         Other emoluments.............               1,146                    -                  402                335
         Pensions.....................                 117                    -                   59                 60
                                                    ------               ------               ------              ------
                                                     1,323                    -                  497                415
                                                    ======               ======               ======              ======

         Included within other emoluments for the year ended December 31, 1997, is (pound)375,000, paid as compensation to Directors and past Directors for loss of office. Directors of United Texon Limited who were compensated during 1997 were Dr Coutts who resigned from United Texon Limited on December 31, 1997 and Mr Fleming, who following the sale of the Machinery business, resigned from the Machinery division on December 31, 1997 and was compensated by British United Shoe Machinery Co Limited, a subsidiary within the Machinery division.

         Pension contributions of the highest paid Director were (pound)31,000 for the year ended December 31, 1999 (1998:(pound)28,000). There were two directors with benefits accruing under money purchase pension schemes (1998: two).

         Directors' emoluments:

         Directors' emoluments including pension contributions were paid by United Texon Limited for the year's ended 31 December 1999, 1998 and 1997.

         The emoluments of the Chairman were (pound)545,000 for the year ended December 31, 1997.

         Emoluments   of  the  highest  paid   Director   were   (pound)175,000,
         (pound)211,000, and (pound)545,000 for the years ended December 31, 1999, 1998 and 1997 respectively.

         The remuneration of the executive Directors is authorized by the Remuneration Committee of the Board, which consists of non-executive Directors only. Additional information relating to Directors share options is located in Note 18.

9        Taxation

                                               United Texon
                                                 Limited                Texon International plc
                                                 -------                -----------------------
                                                Year ended          Year ended          Year ended
                                             December 31, 1997   December 31, 1998  December 31, 1999
                                             -----------------   -----------------  -----------------
                                                (pound)000          (pound)000          (pound)000
       Taxable income/(loss)::
          UK...................................   (11,590)            (3,682)            (4,526)
          Overseas.............................     9,565              7,391             (7,062)
                                                   ------             ------             ------
                                                   (2,025)             3,709              2,536
                                                   ======             ======             ======

        The tax charge is made up as follows:
        UK taxation
          Corporation Tax at 30.25% (1998:31% and

             1997:31.5%).......................         -                  -                  -
          Deferred Tax.........................      (247)               (15)                24
        Overseas taxation......................
          Corporation Tax......................    (1,796)            (1,389)            (1,763)
          Withholding Tax......................        (3)              (127)                 -
          Deferred Taxation....................        36                 (8)                25
                                                   ------             ------             ------
                                                   (2,010)            (1,539)            (1,714)
        Prior Year Adjustments

          Corporation Tax......................        22                236                  -
          Overseas Taxation....................         -                  -                (40)
                                                   ------             ------             ------
                                                   (1,988)            (1,303)            (1,754)
                                                   ======             ======             ======

        Continuing Operations..................    (1,492)            (1,303)            (1,754)
        Discontinued operations................      (496)                 -                  -
                                                   ------             ------             ------
                                                   (1,988)            (1,303)            (1,754)
                                                   ======             ======             ======


         For the year ending December 31, 1999 the charge for UK Corporation Tax at 30.25% (1998:31% and 1997:31.5%) is stated after double tax relief of (pound)588,000 (1998:(pound)382,000 and 1997:(pound)512,000).

         At December 31, 1999, Texon International plc and its subsidiaries had carried forward tax losses available for continuing operations of (pound)16,214,000, with (pound)3,901,000 expiring between December 31, 1999 and December 31, 2006 and (pound)12,313,000 being unlimited.

         The taxable profits generated by the Foshan Texon Cellulose Board Manufacturing Co Limited are subject to half the standard rate for the three years ending December 2000 (the current standard rate is 24%).

         The table below reconciles the expected UK statutory charge to the actual taxes:

                                               United Texon
                                                 Limited                Texon International plc
                                                 -------                -----------------------
                                                Year ended          Year ended          Year ended
                                             December 31, 1997   December 31, 1998  December 31, 1999
                                             -----------------   -----------------  -----------------
                                                (pound)000          (pound)000          (pound)000
        Expected taxation charge/(benefit)
          at UK corporation
          tax rates (1999:30.25%, 1998:31%
          and 1997:31.5%)......................     (638)             1,150                 767
        Current year tax losses not relieved...    4,043              1,137               2,872
        Benefit of prior year losses...........   (2,922)            (1,024)             (1,323)
        Withholding tax........................        3                127                   -
        Overseas tax rates.....................    1,469                 48                (360)
        Prior year tax adjustment..............      (22)              (236)                 40
        Benefit of overseas tax holiday........     (229)                 -                   -
        Non-taxable gain on disposal of
          discontinued operations..............   (1,024)                 -                   -
        Non-deductible expenses................    1,308                101                (242)
                                                  ------             ------              ------
        Actual taxes on income.................    1,988              1,303               1,754
                                                  ======             ======              ======

         To the extent that dividends remitted from overseas subsidiaries and associated undertakings are expected to result in additional taxes, appropriate amounts have been provided. No taxes have been provided for unremitted earnings of subsidiaries and associated undertakings when such amounts are considered permanently re-invested.

10       Consolidated tangible fixed assets

                                        Land and       Plant                               Machinery
                                        Buildings       and        Office       Motor      Leased to
                                                     Machinery   Equipment     Vehicles    Customers     Total
                                         ------       ------       ------       ------       ------      ------
                                       (pound)000   (pound)000   (pound)000   (pound)000  (pound)000   (pound)000
         Cost
         At January 1, 1999........       3,586       10,678          479          220           42        15,005
         Exchange adjustment.......        (260)        (140)         (44)           -            2          (442)
         Additions..................        362        2,634          648           76            -         3,720
         Disposals.................          (3)        (714)        (127)        (104)           -          (948)
         Acquisition of businesses.       2,578        5,077          208           65            -         7,928
                                          -----        -----        -----        -----        -----        ------

         At December 31, 1999......       6,263       17,535        1,164          257           44        25,263
                                          =====        =====        =====        =====        =====        ======
         Accumulated depreciation

         At January 1, 1999........         238        1,483           91           38           39         1,889
         Exchange adjustment.......         (14)         (76)          (7)          (1)           2           (96)
         Provided during the year..         320        2,589          227           62            2         3,200
         Disposals.................          (3)        (548)        (107)         (45)           -          (703)
                                          -----        -----        -----        -----        -----        ------

         At December 31, 1999......         541        3,448          204           54           43         4,290
                                          =====        =====        =====        =====        =====        ======
         Net book value

         At December 31, 1999......       5,722       14,087          960          203            1        20,973
                                          =====        =====        =====        =====        =====        ======

         At December 31, 1998......       3,348        9,195          388          182            3        13,116
                                          =====        =====        =====        =====        =====        ======


         Included in the total net book value of plant and machinery at December 31, 1999 is (pound)2,153,000 (December 31, 1998:(pound)871,000) in respect of assets held under finance leases and similar hire purchase contracts.

         Depreciation charged during the year ended December 31, 1999 related to
         such    plant    and    machinery    is    (pound)326,000     (December
         31,1998:(pound)140,000).

         Land and Buildings comprise:

                                                         Short
                                          Freehold     Leasehold       Total
                                         ----------   ----------    ----------
                                         (pound)000   (pound)000    (pound)000

         Cost

         At January 1, 1999...........     3,563           23         3,586
         Exchange adjustment..........      (262)           2          (260)
         Additions....................       350           12           362
         Disposals....................         -           (3)           (3)
         Acquisition of businesses....     2,561           17         2,578
                                         ----------   ----------    ----------
         At December 31,1999..........     6,212           51         6,263
                                         ==========   ==========    ==========

                                                       Short
                                       Freehold    Leasehold      Total
                                       --------    ---------      -----
                                     (pound)000   (pound)000   (pound)000
         Depreciation

         At January 1, 1999..........     230            8          238
         Exchange adjustment.........     (14)            -         (14)
         Provided during the year....     308           12          320
         Disposals...................       -          (3)          (3)
                                        -----        -----        -----

         At December 31, 1999........     524           17          541
                                        =====        =====        =====
         Net book value

         At December 31, 1999........   5,688           34        5,722
                                        =====        =====        =====

         At December 31, 1998........   3,333           15        3,348
                                        =====        =====        =====


11    Goodwill

                                                          1999
                                                          ----
                                                    (pound)000

         Cost

         At January 1, 1999.....................           698
         Additions (note 21)....................        13,080
         Foreign exchange.......................         (745)
                                                       -------
         At December 31, 1999...................        13,033
                                                       =======
         Amortization

         At January 1, 1999.....................            26
         Provided in the year...................           300
                                                        ------
         At December 31, 1999...................           326

         Net Book Value

         At December 31, 1999...................        12,707
                                                       =======

         At December 31, 1998...................           672
                                                       =======


12       Investments

         During   the  year  the  Group   acquired   unlisted   investments   of
         (pound)14,000.

13       Stocks
                                                 As of December   As of December
                                                    31, 1998            31, 1999
                                                   (pound)000         (pound)000

        Raw materials............................    2,106              5,055
        Work in progress.........................    1,269              1,442
        Finished goods and goods for resale......   12,406             14,969
                                                    ------             ------
                                                    15,781             21,466
                                                    ======             ======

14       Debtors

                                                As of December    As of December
                                                   31, 1998          31, 1999
                                                --------------    -------------
                                                 (pound)000        (pound)000

         Amounts falling due within one year:
         Trade Debtors, net of(pound)1,149,000
           (1998:(pound)1,261,000) allowance
           for doubtful debtors...................   16,028            24,498
         Other Debtors............................    1,046             1,239
         Prepayments and accrued income...........      505               754
                                                     ------            ------
                                                     17,579            26,491
                                                     ======            ======

         Amounts falling due after more than
           one year:

         Other debtors............................    2,058             3,348

         Total debtors............................   19,637            29,839


         Other debtors falling due after more than one year relates to deposits on leased assets, bonds and cash surrender insurance. The movement on the allowance for doubtful debts may be analyzed as follows:

                                                Year ended        Year ended
                                               December 31,      December 31,
                                                  1998               1999
                                               ------------      ------------
                                               (pound)000        (pound)000

         Balance at beginning of year.......       1,529              1,261
         Charge for the year................         469                263
         Utilized during the year...........       (181)              (669)
         Utilized on pre-demerger debts.....       (533)                 -
         Businesses acquired................          -                 341
         Exchange adjustment................        (23)               (47)
         Balance at end of year.............       1,261              1,149

15       Creditors

                                                    As of          As of
                                                 December 31,    December 31,
                                                    1998            1999
                                                 -----------     -----------
                                                 (pound)000      (pound)000

         Amounts falling due within one year:
         Bank loans and overdrafts...............    6,935          10,631
         Obligations under finance leases........      372             632
         Payments received on account............      119             134
         Trade creditors.........................    7,744          14,521
         Taxation and social security............    2,690           2,960
         Other creditors.........................    1,231             641
         Accruals................................   11,858          10,872
                                                    ------          ------
                                                    30,949          40,391
                                                    ======          ======



                                                       As of         As of
                                                   December 31,    December 31,
                                                       1998           1999
                                                   -----------     -----------
                                                    (pound)000     (pound)000

         Amounts falling due after more one year:

         Bank loans and overdrafts..................    3,215          25,168
         Obligations under finance leases...........      873             855
         Senior Notes...............................   80,389          71,281
         Loan Notes.................................       -              528
                                                       ------          ------
                                                       84,477          97,832
                                                       ======          ======



16       Borrowings and Derivatives

         Senior Secured Notes and Term Loan

         At January 1, 1999 Texon International plc held a Credit Agreement with Chase Manhattan and other institutions for a multi-currency revolving facility of (pound)15.0 million. This was replaced in order to fund the acquisition of Esjot on 22 July 1999 with the following facilities;

         1.  Euro  term  loan  facility  of  Euro   30,000,000   (proceeds  used
             specifically to fund the purchase price of Esjot). This is repayable by July 1, 2004 by way of semi-annual installments, the first being due on January 1, 2000.

         2. Five year revolving credit facility in a maximum aggregate amount not exceeding Euro 15,000,000 or its equivalent in optional currencies.

         The above facilities bear interest at a rate of LIBOR plus 2% per annum, subject to certain reductions based on financial performance. Texon International plc will be required to make mandatory prepayments of all outstanding loans under the Revolving Facility upon the occurrence of a flotation, debt refinancing or change of control of the Company.

         The Credit Agreement contains customary covenants including restrictions on disposal of assets, incurring additional indebtedness or contingent liabilities, making acquisitions or investments, engaging in mergers or consolidations, or amending other debt instruments.

         In addition, the Company is required to comply with specified financial ratios, including a total net interest cover ratio, a fixed charge ratio and a total debt to EBITDA ratio, calculated on a rolling 12 month basis. The Credit Agreement also contains customary events of default including payment default, covenant default, cross-default and certain events of insolvency.

         The Euro Term Loan Facility and the Revolving Credit Facility are secured by way of a fixed and floating charge over the assets of Texon UK Ltd and a share pledge on the share capital of Texon Italia SpA.

         Amounts outstanding under the term loan and revolving credit facility are shown net of related expenses of (pound)774,070 (1998 (pound)419,184) and these are being amortized over their respective lives, those being 5 years.

         Under the revolving facility the Group has unused available bank facilities as of 31 December 1999 of (pound)5.1 million (31 December 1998 (pound)11.9 million).

         Senior Notes Financing

         On 30 January 1998 the Company issued DM 245,000,000 (approximately (pound)82.2 million) of 10% Series A Senior notes (the 'Notes') due 1 February 2008. On 23 October 1998 the Company purchased, at a discount, DM 7,000,000 of these Notes, for DM 5,681,944 (approximately (pound)2.05 million). Interest is payable on 1 February and 1 August of each year commencing on 1 August 1998.

         The Notes are subjected to restrictive covenants similar to those in the Credit Agreement. The Company may be required to redeem the Notes at 101% of the principal amount, together with accrued and unpaid interest upon a change of control.

         The Notes are shown net of related expenses of (pound)4,274,123 (1998 (pound)4,803,816) and these are being amortized over the life of the Notes, that being 10 years.

         Other Financing

         Other loans and overdrafts which are not significant represent credit facilities of subsidiaries with third parties. In addition the Group has a number of finance lease obligations. The finance lease obligations are secured on the assets to which they relate.

         Financial Instruments

         The group does not trade in financial instruments.

         Short  term   debtors  and   creditors   have  been  omitted  from  all
         disclosures.

16(a)    Maturity Profile of Financial Liabilities

                                                       As of         As of
                                                   December 31,    December 31,
                                                       1998           1999
                                                   -----------     -----------
                                                    (pound)000     (pound)000
        Amounts falling due within one year
          or less or on demand:

        Euro Term Loan............................          -         2,105
        Other Bank Loans and Overdrafts...........      6,935         8,526
        Obligations under Finance Leases..........        372           632
                                                       ------        ------

                                                        7,307        11,263
                                                       ======        ======

        Amounts falling due in more than one
          year but not more than two years:
        Euro Term Loan.............................         -         3,130
        Obligations under Finance Leases...........       404           713
        Other Bank Loans and Overdrafts............         -           148
                                                       ------        ------
                                                          404         3,991
                                                       ======        ======

        Amounts falling due in more than two
          years but not more than five years:
        Euro Term Loan.............................         -        12,914
        Other Bank Loans...........................     3,215         8,886
        Obligations under Finance Leases...........       469           142
        Loan Notes.................................         -           328
                                                       ------        ------
                                                        3,684        22,270
                                                       ======        ======

        Amounts falling due in more than five
          years:
        Other Bank Loans...........................         -            90
        Loan Notes.................................         -           200
        Senior Notes...............................    80,389        71,281
                                                       ------        ------
                                                       80,389        71,571
                                                       ======        ======

        Total Borrowings...........................    91,784       109,095
                                                       ======       =======

        The group had the following undrawn borrowing facilities at 31 December:

                                                       As of         As of
                                                   December 31,    December 31,
                                                       1998           1999
                                                   -----------     -----------
                                                    (pound)000     (pound)000

         Expiry date
         In one year or less..............            976              2,318
         In more than one year but not
         more than two years..............              -                  -
         In more than two years...........         10,959              2,787
                                                  -------              -----
         Total............................         11,935              5,105
                                                  =======             ======

         In addition the Group holds DM7.0 million of Senior Notes that could be sold in the market (1998:DM7.0 million).

16(b)    Interest Rate Profile

         The following is an interest rate and currency profile of the group's financial liabilities and assets. The group has not entered into any interest rate swaps for the year ended December 31, 1999.

         Financial liabilities

                                                                                             Fixed rate financial
                                                                                                  liabilities
         Currency                                   Floating                Non-interest
                                      Total             rate    Fixed rate       bearing      Weighted      Weighted
                                                   financial     Financial     Financial       average       average
                                                 liabilities   Liabilities   Liabilities      interest    period for
                                                                                                  rate     which the
                                                                                                             rate is
                                                                                                               fixed
                                    (pound)000    (pound)000    (pound)000    (pound)000            %         Years
At 31 December 1999
Sterling ..................           7,993         6,384          1,409         200              7.9             4.3
Euro ......................          97,359        26,000         71,359           -             10.0              10
US$ .......................           1,349         1,349              -           -                -               -
Other .....................           2,394         2,394              -           -                -               -
                                    -------       -------        -------     -------             ----            ----
Total .....................         109,095        36,127         72,768         200             10.0             9.9
                                    =======       =======        =======     =======             ====            ===

At 31 December 1998
Sterling ..................           1,792           547          1,245           -              7.3             4.2
Euro ......................          88,773         8,384         80,389           -             10.0              10
US$ .......................           1,145         1,145           --             -                -               -
Other .....................              74            74           --             -                -               -
                                    -------       -------        -------     -------             ----            ----
Total .....................          91,784        10,150         81,634           -             10.0             9.9
                                    =======       =======        =======     =======             ====            ====


         The non-interest bearing financial liability in 1999 is a loan acquired with Cornwell Industries Ltd that has no fixed maturity date. Interest on floating rate liabilities is based on the relevant national inter bank rates.

         The information in this table is shown net of unamortized debt issuance costs. In addition the Company has in issue (pound)52 million ((pound)5.2 million nominal value plus (pound)46.8 million share premium) of redeemable cumulative preference shares with a redemption premium rate of 6.75% per annum, see note 18.

         Financial assets



                                                                                                           Non-interest bearing
                                                                                                                   assets
         Currency                                      Total       Floating rate        Fixed rate      Fixed asset      Other non-
                                                                       Financial         Financial      investments        interest
                                                                         Assets            Assets                           bearing
                                                                                                                          financial
                                                                                                                             assets

                                                    (pound)000         (pound)000      (pound)000        (pound)000       (pound)000
At 31 December 1999
Sterling .................................             2,025                 -             2,000                14                11
Euro .....................................               538                51                 -                 -               487
US$ ......................................               936               137                 -                 -               799
Other ....................................               888               451                 -                 -               437
                                                       -----             -----             -----             -----             -----
Total ....................................             4,387               639             2,000                14             1,734
                                                       -----             -----             -----             -----             -----

At 31 December 1998
Sterling .................................             1,071                 3             1,000                 -                68
Euro .....................................               408               102                 -                 -               306
US$ ......................................               605                43                 -                 -               562
Other ....................................               695               155                 -                 -               540
                                                       -----             -----             -----             -----             -----
Total ....................................             2,779               303             1,000                 -             1,476
                                                       -----             -----             -----             -----             -----


         Financial assets comprise cash at bank and in hand of (pound)1.0m (1998
         - (pound)0.7m), fixed asset investments of (pound)14,000 (1998 - (pound)nil) and other debtors due in more than one year of (pound)3.3m (1998 - (pound)2.1m). Non-interest bearing assets, other than (pound)14,000 (1998 - (pound)nil) of fixed asset investments have no maturity period.

         Interest on floating rate bank deposits is based on the relevant national inter bank rate. The weighted average rate and period for the fixed rate deposits are 5.0% and 3.8 years (1998 - 5.0% and 4.8 years).

16(c)    Fair values of financial assets and liabilities

         The carrying values of the financial assets, financial liabilities and redeemable cumulative preference shares shown below are not materially different from the fair values, except for the Senior Secured Notes. The fair value of the Senior Secured Notes less debt issuance costs was (pound)59.9 million (1998:(pound)67.1 million). This has been calculated by reference to market rates at the year end. The fair values of the other financial assets and liabilities match the carrying amount shown in the financial statements as the group has not entered into any swaps or foreign currency contracts during the years ended 31 December 1999 and 1998.

         Market values have been used to determine the fair values of all foreign currency contracts and listed instruments issued or held.

         The following tables set out carrying values of financial assets and liabilities.

         Primary  financial  instruments  held or issued to finance  the Group's
         Operations:

                                                       As of         As of
                                                   December 31,    December 31,
                                                       1998           1999
                                                   -----------     -----------
                                                     Carrying       Carrying
                                                      Amount         Amount
                                                    (pound)000     (pound)000

          Cash at bank, in hand and other
          liquid investments .....................      721           1,025
          Fixed asset investments ................        -              14
          Trade debtors due in more than one
          year ...................................    2,058           3,348
                                                      -----           -----
          Gross financial assets .................    2,779           4,387
                                                      =====           =====


                                                       As of         As of
                                                   December 31,    December 31,
                                                       1998           1999
                                                   -----------     -----------
                                                     Carrying       Carrying
                                                      Amount         Amount
                                                    (pound)000     (pound)000

         Bank loans and overdrafts.........          10,150          35,799
         Finance leases....................           1,245           1,487
         Senior secured notes..............          80,389          71,281
         Loan notes........................               -             528
                                                     ------          ------
         Gross financial liabilities.......          91,784         109,095
                                                     ======         =======

         Redeemable cumulative preference
         shares issued by Texon
         International plc.........                  52,000          59,257
                                                     ======          ======

         The redeemable cumulative preference shares are shown above at their nominal value plus share premium and premium on redemption.

         Derivative financial instruments held to manage the currency profile:


                                                  As of December 31, 1998             As of December 31, 1999
                                                  -----------------------             -----------------------
                                                    Book         Estimated fair        Book         Estimated fair
                                                    value             value            value             value
                                                 (pound)000        (pound)000        (pound)000        (pound)000
         Forward foreign exchange
                  contracts.................           -              (286)                -             (613)
                                                  ======            ======            ======            ======



16(d)    Hedging

         Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. Unrecognized gains and losses on instruments used for hedging, and the movements therein, are as follows:


                                                   1998                               1999
                                                ------------   ----------------------------------------------
                                                Total net           Gains            Losses         Total net
                                                  gains/                                              gains/
                                                 (losses)                                            (losses)
                                                (pound)000        (pound)000       (pound)000       (pound)000
         Unrecognized gains and losses at 1
         January ..............................        -              124                -               124
         Gains and losses arising in
         previous years that were
         recognized in the year ...............        -              124                -               124
                                                    ----             ----             ----              ----
         Gains and losses arising before 1
         January that were not recognized
         in the year ..........................        -                -                -                 -

         Gains and losses arising in the
         year that were not recognized in
         the year .............................      124                -             (458)             (458)
                                                    ----                              ----              ----
         Unrecognized gains and losses on
         hedges at 31 December ................      124                -             (458)             (458)
                                                    ====             ====             ====              ====
         Gains and losses expected to be
         recognized in the next financial
         year .................................      124                -             (458)             (458)

         Gains and losses expected to be
         recognized after the next
         financial year .......................        -                -                -                 -
                                                    ====             ====             ====              ====

         ------------------------------------
         There were no losses for 1998.


16(e)    Currency Profile

         The main functional currencies of the Group are Sterling, US$ and various European currencies now participating in the Euro. The following analysis of net monetary assets and liabilities shows the Group's currency exposures after the effects of forward contracts and other derivatives used to manage currency exposure. The amounts shown represent the transactional (or non-structural) exposures that give rise to the net currency gains and losses recognized in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or `functional') currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations.

                                                       As of         As of
                                                   December 31,    December 31,
                                                       1998           1999
                                                   -----------     -----------
                                                    (pound)000     (pound)000

         Euros.............................            (973)            (27)
         AU $..............................                8           (125)
         HK $..............................              582               4
         US $..............................            (536)           (324)
                                                ------------     ------------
         Total..............................           (919)           (472)
                                                ============     ============

16(f) The year end borrowings position and exposure to derivatives was, with the exception of differences outlined above, typical of the pattern that existed in the year. There has been no change in the role of financial instruments in the Group between the year end and the date of approval of the financial statements.

17      Provisions for Liabilities and Charges

        Group


                                                       Deferred       Other
                                          Pensions     Taxation     Provisions       Total
                                         ----------    --------     ----------     --------
                                         (pound)000   (pound)000    (pound)000    (pound)000
        At 1 January 1999 ..........        3,814         (205)         4,033        7,642
        Exchange adjustment ........        (437)            35          (84)        (486)
        Provided ...................          221          (49)         1,043        1,215
        Utilised ...................         (88)         -           (1,245)      (1,333)
                                           ------        ------        ------       ------

        At 31 December 1999 ........        3,510         (219)         3,747        7,038
                                           ======        ======        ======       ======


        Pensions

        Pensions are discussed in note 26.


        Deferred Taxation

                                                          1999           1998
                                                         ------         ------
                                                      (pound)000     (pound)000

        Deferred Taxation is represented by:

        Excess of Capital Allowances over
           accumulated depreciation..................      (41)          (51)
        Intercompany profit contained in stock.......     (271)         (262)
        Other Provisions and timing differences......       93            108
                                                          -----         -----

                                                          (219)         (205)
                                                          =====         =====

         Properties included in the accounts at more than their historical cost in the local books of Group companies could give rise to a tax liability of approximately (pound)254,000 (1998:(pound)285,000) if sold at net book value. Provision for this liability has not been made in the accounts as in some cases there is no intention of selling the properties and in others any tax liability would be extinguished by available tax losses. Otherwise the total potential liability for deferred tax, not shown in the accounts, is (pound)nil (1998:
         (pound)nil).

         Other provisions

         Other provisions at December 31, 1999 relate principally to employee costs including post retirement medical and life insurance benefits and unfunded pension liabilities. There is no set payment date for these liabilities.

18        Dividends and Share capital

         a) Dividends

                                                           1998           1999
                                                         ------         ------
                                                      (pound)000     (pound)000

         5% Cumulative preference dividend proposed
             on non-equity shares.....................    2,600              -
                                                          =====          =====
         b) Share capital
         Texon International plc


                                                                  As of                     As of
                                                           December 31,              December 31,
                                                                   1998                      1999
                                                Number of       (pound)   Number of       (pound)
                                                   shares                   shares
                                                ---------   ----------    ---------   -----------
AUTHORIZED SHARE CAPITAL
Ordinary A voting shares of(pound)1 each ...    3,436,277    3,436,277    3,436,277    3,436,277
Ordinary A non-voting shares of(pound)1 each      163,723      163,723      163,723      163,723
Ordinary B voting shares of(pound)1 each ...      400,000      400,000      400,000      400,000
Redeemable cumulative preference shares
of 10p each ................................   52,000,000    5,200,000   52,000,000    5,200,000
                                                                         ----------   ----------

                                                                          9,200,000    9,200,000
                                                                          =========    =========


                                                                    As of                     As of
                                                             December 31,              December 31,
                                                                     1998                      1999
                                                   Number of      (pound)   Number of       (pound)
                                                      shares                 shares
                                                   ---------  ----------    ---------   -----------
CALLED UP, ALLOTTED AND FULLY PAID SHARE CAPITAL
Ordinary A voting shares of(pound)1 each .......   3,436,277   3,436,277    3,436,277    3,436,277
Ordinary A non-voting shares of(pound)1 each         163,723     163,723      163,723      163,723
Ordinary B voting shares of(pound)1 each .......     320,000     320,000      320,000      320,000
Redeemable cumulative preference
  shares of 10p each ...........................  52,000,000   5,200,000   52,000,000    5,200,000
                                                                           ----------   ----------

                                                                            9,120,000    9,120,000
                                                                           ==========   ==========

         At December 31, 1998 the redeemable cumulative preference shares (shown as non-equity interests in the balance sheet) carried a fixed cumulative dividend, calculated as a percentage of the redemption value of (pound)52.0 million, payable semi-annually at a rate exclusive of any associated tax credit. On March 11, 1999 a Special Resolution was passed by the Shareholders to amend the Articles of Association of the Company to reflect a change in the dividend percentage. The new Articles stated that for periods ending on or prior to December 31, 2000, the preference dividend would accrue at the rate of 6.75% per annum rather than at 15% as shown by the previous agreement. This change was retrospective and any entitlement to the higher rate in historic periods was waived by the Shareholders. There was no change made to the period post January 1, 2001 where, in the absence of a sale or listing of the Company the preference dividend would accrue at the rate of 15% per annum through to September 30, 2002, and at 25% thereafter.

         The new articles also provided that the payment of a 5% per annum dividend on or prior to the due date was deemed to satisfy the full 6.75% rate for periods up to December 31, 2000 - provided that arrears of accrued but unpaid dividends in respect of previous periods had been paid by this date. In the event that the dividend was not paid on the due date it was to accumulate at a rate of 6.75%.

         In connection with the Company's refinancing on July 22, 1999, see note 14, the preference shareholders agreed to waive retrospectively their right to receive a semi-annual preference dividend and in its place accepted an additional redemption premium of 6.75% (excluding any associated tax credit), compounding annually from the date of issue of the preference shares. The redemption premium will become payable to the preference shareholders on the earlier of:

               o  a sale of the Company; or
               o  an initial public offering of the Company's equity securities.

         The redemption premium has been calculated by the Company at 6.75% and has been reflected in the consolidated financial statements as if it had begun to accumulate on January 1,1998, the date which the original preference dividend began to accrue. It will remain at this rate for periods ending on or prior to December 31, 2000. There has been no change made to the period post January 1, 2001, where in the absence of a sale or listing of the Company the redemption premium will accrue at the rate of 15% per annum (excluding any associated tax credit) through to September 30, 2002, at 25% thereafter. The Directors believe that it is improbable that the Company will actually bear any of the higher rates and so they are not taken into account for the purposes of calculating the finance charge.

         The redeemable cumulative preference shares may be redeemed at the option of the Company in multiples of 100,000 or as a whole at par plus the share premium plus the redemption premium referred to above by serving notice on the Preference Shareholders specifying the number of Preference shares to be redeemed.

         P. E. Selkirk and J. N. Fleming have an agreement with the other shareholders whereby each may acquire from the other shareholders up to 80,000 A ordinary voting shares at a price of (pound)8.75 per share. The options are exercisable only in anticipation of and conditional upon a sale of the Company or an initial public offering of the Company's equity securities, and will lapse on 21 December 2004 if not exercised prior to that date. In addition, options over a further 240,000 A ordinary shares are available for allocation, on a basis to be determined by the Remuneration Committee, to employees or prospective employees of the Group on the same terms as those described above.

         The Directors have authority under Section 80 of the Companies Act 1985 to issue a further 80,000 B Ordinary shares to employees or prospective employees of the Group, at an issue price of not less than (pound)1 each.

         Share options-United Texon Limited

         Under the 1997 share option scheme 925,273 share options were granted to directors and officers at a weighted average exercise price per share of 1p. In 1997 671,123 were exercised with the remaining 254,150 being forfeited.

         The options were granted in October 1997, and were only exercisable on the occurrence of a capital event (i.e., a sale or listing). The number of shares to which individuals were entitled was determined in relation to the capital value of the Company. The acquisition of United Texon Limited by Texon International plc triggered the exercise of the options. The shares were issued on January 30, 1998, effective as at December 31,1997.

         The total compensation cost included in the results of United Texon Limited in the year ended December 31, 1997 in respect of the 1997 share option scheme was (pound)2.8 million. The weighted average grant date fair value of options granted during the year was (pound)4.18.

         Summary of Share Capital Movement

         Movements in share capital are summarized below:

         Texon International plc

                                                                               Share capital
                                                     -------------------------------------------------------------------------------
                                                     Redeemable                           Redeemable
                                                     cumulative                           cumulative
                                                     preference       Ordinary            preference       Ordinary
                                                     shares of 10    Shares of(pound)1    shares of 10   shares of(pound)1
                                                     pence each         each              pence each         each            Total
                                                     ------------    -----------------    ------------   ----------------   -------
                                                      (Number)        (Number)            (pound)000)    (pound)000)     (pound)000)
Authorized:
December 31, 1998 and 1999 ....................       52,000,000        4,000,000            5,200            4,000            9,200
                                                      ==========       ==========            =====            =====            =====
Issued:
Issued partly paid ............................                -           50,000                -               13               13
Share capital to be issued for the
Acquisition ...................................       52,000,000        3,600,000            5,200            3,600            8,800
December 31, 1997 .............................       52,000,000        3,650,000            5,200            3,613            8,813
Share Capital issued ..........................                -          270,000                -              307              307
December 31, 1998 and 1999 ....................       52,000,000        3,920,000            5,200            3,920            9,120

         Non-equity interests represent the nominal value of the redeemable cumulative preference shares together with the share premium account and the premium on redemption reserve.

19        Reserves

                                                          Share       Goodwill      Premium on            Profit
                                                        Premium      write-off      Redemption            & Loss
                                                        Account        Reserve         Reserve           Account              Total
                                                       --------      ---------      ----------         ---------              ------
                                                     (pound)000     (pound)000      (pound)000        (pound)000         (pound)000
United Texon Limited

Balance at January 1, 1997 .....................         4,950               -               -          (100,066)          (95,116)
Retained loss for the year .....................             -               -               -            (4,318)           (4,318)
Exercised share options ........................             -               -               -             2,803              2,803
Exchange adjustments ...........................             -               -               -            (1,659)           (1,659)
                                                      --------        --------        --------           --------          --------
Balance at December 31, 1997 ...................         4,950               -               -          (103,240)          (98,290)
                                                      --------        --------        --------           --------          --------
Texon International plc

Balance at incorporation .......................             -               -               -                  -                 -
Goodwill written-off during the period .........             -       (124,242)               -                  -         (124,242)
Share capital to be issued .....................        46,800               -               -                  -            46,800
                                                      --------        --------        --------          --------           --------
Balance at December 31, 1997 ...................        46,800       (124,242)               -                  -          (77,442)
                                                      --------        --------        --------          --------           --------
At December 31, 1997 as previously
  stated .......................................        46,800       (124,242)               -                 -           (77,442)
Goodwill eliminated in reserves ................             -         124,242               -          (124,242)                 -
                                                      --------        --------        --------           --------          --------
At December 31, 1997 as restated ...............        46,800               -               -          (124,242)          (77,442)
Share capital to be issued (cancelled) .........      (46,800)               -               -                 -           (46,800)
Share premium in year ..........................        46,800               -               -                 -             46,800
Retained loss for the year .....................             -               -               -              (378)             (378)
Goodwill on disposal of Turbel Ltd. ............             -               -               -                 5                  5
Exchange adjustments ...........................             -               -               -            (4,924)           (4,924)
                                                      --------        --------        --------           --------          --------
Balance at December 31, 1998 ...................        46,800               -       (129,539)           (82,739)
                                                      --------        --------        --------           --------          --------
At January 1, 1999 .............................        46,800               -               -          (129,539)          (82,739)
Retained loss for the year .....................             -               -               -            (4,081)           (4,081)
Premium on Redemption - other finance
  charge .......................................             -               -           4,657                  -             4,657
Exchange adjustments ...........................             -               -               -            10,561             10,561
Preference dividend transferred to
Reserves .......................................             -               -           2,600                  -             2,600
                                                      --------        --------        --------           --------          --------
Balance at December 31, 1999 ...................        46,800               -           7,257          (123,059)          (69,002)
                                                        ======        ========           =====           =======            ======



         As explained in note 18 the terms of the redeemable cumulative preference shares were retrospectively amended during the year. As a result (pound)2.6 million of preference dividends previously accrued at December 31, 1998 were credited back to reserves in 1999 and the additional (pound)0.91 million representing the redemption premium that would have accrued by December 31, 1998 was charged as an exceptional item to the profit and loss account in 1999.

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

20    Minority equity interests

                                              United Texon
                                                Limited                    Texon International plc
                                              --------------    --------------------------------------------------
                                               Year ended        Year ended          Year ended        Year ended
                                               December 31,      December 31,        December 31,     December 31,
                                                  1997              1997                1998             1999
                                               ------------       -----------        ------------     ------------
                                                                (pound)000         (pound)000         (pound)000
        Balance at beginning of period......    1,221                 -               1,431              478
        Acquisition of United Texon
           Limited.........................       -                 1,431               -                 -
        Minority interest in the profit
           on ordinary activities after
           tax...............................     305                 -                 184              206
        Exchange adjustments.......               (95)                -                 (75)             (39)
        Minority interest purchased
           30%...............................                                        (1,062)              -
                                                -----               -----             -----              ---
        Balance at December 31...............   1,431               1,431               478              645
                                                =====               =====             =====              ===

         The minority interests relate to the Group's operation in China.

         The Company owns 96% of USM (China Holdings) Ltd, which in turn holds 60% of Foshan Texon Cellulose Board Manufacturing Co Ltd. In April 1998, an agreement was entered into by Texon Overseas (a wholly owned subsidiary) to acquire a further 30% of the Foshan Texon Cellulose Board Manufacturing Co Limited. The price of US$2,625,000 is to be paid in three annual installments, the first one was paid upon execution of the agreement and the second installment was paid on 31 March 1999 and the third is due on 31 March 2000. The total share holding in Foshan Texon Cellulose Board Manufacturing Co Limited held by the Texon International plc Group is 87.6%.

21       Purchase of Subsidiary Undertakings

         All acquisitions have been accounted for using the acquisition method. For all acquisitions with the exception of Cornwell Industries Ltd the fair values assigned to assets and liabilities are provisional because the Directors have not been able to finalize the adjustments required prior to the date of signing these financial statements.

         Year ended December 31, 1999

         Esjot

         On July 22, 1999 Texon Mockmuhl GmbH, a wholly owned subsidiary of the Company, completed the acquisition of Esjot-Werk Schiermeister und Junker GmbH & Co. KG and its subsidiaries (`Esjot').

         The profits after taxation of Esjot were as follows:

                                                                    Profit after
                                                                             Tax
                                                                      (pound)000

          Results prior to acquisition
          1 January 1999 to the date of acquisition...................     1,396
          Preceding financial year ended 31 December 1998.............       733

         The following table explains the adjustments made to the book values of the major categories of assets and liabilities acquired to arrive at the fair values included in the consolidated financial statements at the date of acquisition.


         Esjot                                   Book        Alignment of        Revaluation      Fair value to
                                               amount          accounting                             the group
                                                                 policies
                                             (pound)000        (pound)000         (pound)000         (pound)000
         NET ASSETS ACQUIRED:
         Tangible fixed assets.........         3,962                    -               354              4,316
         Stocks........................         3,845                 (152)             (271)             3,422
         Debtors.......................         6,108                    -                (17)            6,091
         Cash at bank and in hand......           131                    -                  -               131
         Creditors.....................        (4,091)                   -                 10            (4,081)
         Taxation......................          (473)                   -                  -              (473)
         Bank overdraft................        (2,194)                   -                  -            (2,194)
         Provisions....................          (231)                   -                  -              (231)
         Loans and finance leases......        (1,345)                   -                  -            (1,345)
                                              --------            --------           --------          --------
                                                5,712                (152)                 76             5,636
         Goodwill......................                                                                  11,789
                                                                                                       --------
                                                                                                         17,425
                                                                                                       ========

         SATISFIED BY:
         Cash..........................                                                                  17,172
         Acquisition expenses..........                                                                     253
                                                                                                       --------
                                                                                                         17,425
                                                                                                       ========


         The subsidiary undertaking acquired during the year contributed (pound)3,308,000 (excluding adverse exchange adjustments of (pound)3,530,000) to the group's net operating cash flows, paid (pound)111,000 in respect of net returns on investment and servicing of finance, paid (pound)35,000 in respect of taxation and utilized (pound)169,000 for investing activities.

         Other Acquisitions

         During the year the Group acquired three other businesses:

         1. On March 10, 1999 Texon UK Ltd, a wholly owned subsidiary, acquired the share capital of Cornwell Industries Ltd with effect from March 1, 1999.

         2. During September 1999 Texon UK Ltd, a wholly owned subsidiary, acquired the Leicester, UK based business of Chamberlain Phipps Materials.

         3. On October 4, 1999 Texon Australia Pty Ltd, a wholly owned subsidiary, completed the acquisition of Claravon Ltd.

         As none of these acquisitions were either material or significant to the Group they have been combined for the purposes of the disclosures required by Financial Reporting Standard 6 and the Companies Act 1985.

         The (losses)/profits after taxation for Cornwell Industries Ltd and Claravon Ltd were as follows:

                                                                   (Loss)/profit
                                                                       after tax
                                                                      (pound)000

          Results prior to acquisition
          1 January 1999 to the date of acquisition..................      (192)
          Preceding financial year ended 31 December 1998...........        243

         The Group acquired only a part of the Chamberlain's business. As such it is not possible to obtain any information regarding its pre-acquisition trading. The (losses)/profits shown above have been taken from the Companies, statutory accounts and where these have not been available they are from the Companies, management accounts.

         The following table explains the adjustments made to the book value of the major category of assets and liabilities acquired to arrive at the fair values included in the consolidated financial statements at the date of acquisition for Cornwell Industries Ltd, Chamberlain Phipps Materials and Claravon Ltd.


                                        Book amount    Alignment of  Revaluation  Fair value to
                                                         accounting                   the Group
                                                          policies
                                        (pound)000      (pound)000   (pound)000     (pound)000
         Net assets acquired:
         Tangible fixed assets..........      3,959            (347)           -          3,612
         Investments....................         14               -            -             14
         Stocks.........................      2,520               -         (330)         2,190
         Debtors........................      2,945               -         (108)         2,837
         Cash at bank and in hand.......          2               -            -              2
         Creditors......................     (2,744)              -            -         (2,744)
         Taxation.......................         57               -            -             57
         Bank overdraft.................       (707)              -            -           (707)
         Provisions.....................       (548)              -            -           (548)
         Loans and finance leases....        (1,333)              -            -         (1,333)
         Deferred tax...................        (30)              -            -            (30)
                                           --------        --------     --------       --------
                                              4,135            (347)        (438)         3,350
         Goodwill.......................                                                  1,291
                                                                                       --------
                                                                                          4,641
                                                                                       ========


         Satisfied by:
         Cash...........................                                                  4,159
         Loan stock issued..............                                                    328
         Acquisition expenses...........                                                     154
                                                                                       --------
                                                                                          4,641
                                                                                       ========


         Cornwell Industries Ltd, and Claravon Ltd contributed (pound)187,000 (excluding favorable exchange adjustments of (pound)522,000) to the Group's net operating cash flows, paid (pound)134,000 in respect of net returns on investment and servicing of finance, paid (pound)nil in respect of taxation and utilized (pound)431,000 for investing activities.

         Year ended December 31, 1998

         In April 1998, an agreement was entered into by Texon Overseas (a wholly owned subsidiary) to acquire a further 30% of the Foshan Texon Cellulose Board Manufacturing Co Limited see notes 12 and 20. The fair value of consideration was US$ 2,931,000 (approximately (pound)1,759,000 and is to be paid in three annual installments, the first one was paid upon execution of the agreement.

         The net assets acquired in 1998 were as follows:

                                                                      Fair Value
                                                                      ----------
                                                                      (pound)000

         Net Tangible Assets Acquired*............................         1,061
         Goodwill.................................................           698
                                                                          ------
         Cost of Net Assets Acquired...............................        1,759
                                                                           =====


         * Net assets acquired were 30% of the total net assets of the Foshan Texon Cellulose Board Manufacturing Co Limited.

22       Contingent liabilities

         Subsidiary undertakings have contingent liabilities amounting to approximately (pound)597,000 (December 31, 1998:(pound)847,000) in respect of guarantees given for commitments in the normal course of trade.

         From time to time, the Company is involved in routine litigation incidental to its business. The Company is not a party to any pending or threatened legal proceedings which the Company believes would have a material adverse effect on the Company's results of operations or financial condition.

23       Financial commitments

         Capital Commitments

                                                              1998          1999
                                                              -----         ----
                                                         (pound)000   (pound)000

         Contracted for but not provided.........               143            -
                                                                ===          ===


         Other financial commitments

         Operating lease commitments of the Group for future minimum lease payments as at December 31, 1999 were as follows:
                                                          Property         Other
                                                          --------         -----
                                                        (pound)000    (pound)000

         Leases expiring within 1 year...............          212           143
         Leases expiring in the second to
           fifth years inclusive.....................          438           541
         Leases expiring over 5 years................          434            15
                                                               ---           ---
                                                             1,084           699
                                                             =====           ===

24       Related party transactions

         Certain Texon International plc Shareholders have had commercial relations with group companies. As a consequence, fees have been paid to the Shareholders for providing the Services of directors, banking services and strategic advice. The Chase Manhattan Bank is the Group corporate banker and a Shareholder. Apax Partners & Co. Strategic
         Investors Limited and Apax Partners & Co. Ventures Limited are shareholders.

         Transactions with related parties during the period (excluding interest paid in the normal course of business) including fees are as follows:


                                              United Texon
                                                Limited                       Texon International plc
                                                -------                       -----------------------
                                                                 Period from
                                                                 December 31,
                                               Year ended          1997 to       Year ended          Year ended
                                              December 31,       December 31,    December 31,        December 31,
                                                 1997               1997            1998                1999
                                                 ----               ----            ----                ----
                                              (pound)000         (pound)000      (pound)000          (pound)000

        Fees for directors' services..              45                 -                  36                 20
        Banking and strategic
           advice..........................        155                500                161                202
        Debt issuance......................        700                 -               3,094                557
                                                   ---                                 -----                ---
                                                   900                500              3,291                779
                                                   ===                ===              =====                ===


         Amounts included within creditors in respect of related parties at December 31, 1998 totalled (pound)46,000 (December 31, 1998:(pound)450,000). There are no prepayments in respect of related parties at 31 December 1999 (31 December 1999 (pound)nil).

         During the years ended December 31, 1999 and 1998 in the events described in Note 16 Texon International plc paid to related parties, Chase Manhattan Bank (pound)557,000 and (pound)3,086,000 and Apax Partners (pound)nil and (pound)8,000 in respect of debt issuance costs. The Group also incurred agency, guarantee and commitment fees of
         (pound)202,000 (1998:(pound)161,000) which were payable to Chase Manhattan Bank as the Group corporate banker.

         P. E. Selkirk and J. N. Fleming, who are directors of the company, have an agreement with the other shareholders whereby each may acquire from the other shareholders up to 80,000 A ordinary voting shares at a price of (pound)8.75 per share. The options are exercisable only in anticipation of and conditional upon a sale of the Company or an initial public offering of the Company's equity securities, and will lapse on 21 December 2004 if not exercised prior to that date. In addition, options over a further 240,000 A ordinary shares are available for allocation, on a basis to be determined by the Remuneration Committee, to employees or prospective employees of the Group on the same terms as those described above.

         Continuing relationship with a business owned by the Shareholders

         Warranties given by United Texon Limited regarding the shares being sold and provisions regulating aspects of the ongoing relationship between United Texon Limited and USM Group Holdings Limited. These include (i) provisions dealing with the sharing of historic insurance coverage, (ii) mutual undertakings not to compete for three years, and
         (iii) an undertaking by the parties to determine an appropriate mechanism for splitting the UK pension scheme, which has now been satisfactorily resolved.

         The company has taken advantage of the exemption allowed in FRS 8 not to disclose transactions between Group companies.

25       Notes to the consolidated cash flow statement

         a) Reconciliation of operating profit to net cash inflow from operating activities

                                              United Texon
                                                Limited                       Texon International plc
                                                -------                       -----------------------
                                                                 Period from
                                                                 December 31,
                                               Year ended          1997 to       Year ended          Year ended
                                              December 31,       December 31,    December 31,        December 31,
                                                 1997               1997            1998                1999
                                                 ----               ----            ----                ----
                                              (pound)000         (pound)000      (pound)000          (pound)000
         Operating profit.................           8,592                   -      12,581             12,856
         Depreciation and amortization
           charges........                           4,938                   -      1,910               3,500
         Cash flow relating to
           restructuring charge.........            (3,693)                  -          -                   -
         Decrease in stocks............             18,362                   -        982                (385)
         Decrease in debtors...........             14,233                   -      1,020              (2,462)
         Decrease in creditors.........            (39,622)                  -     (5,341)              1,498
         Profit on sale of tangible fixed
           assets...................                  (637)                  -     (1,008)                 92
         Share options exercised.....                2,803                   -          -                   -
                                                     -----
         Net cash inflow from operating
           activities...........                     4,976                   -     10,144              15,099
                                                     =====                         ======              ======


         Cash flow relating to exceptional restructuring costs detailed in note 5 iv were (pound)266,000 for the year ended December 31, 1999 (1998:(pound)819,000).

25       Notes to the consolidated cash flow statement (continued)


         b)   Analysis of cash flows for headings netted in the cash flow

                                              United Texon
                                                Limited                       Texon International plc
                                                -------                       -----------------------
                                                                 Period from
                                                                 December 31,
                                               Year ended          1997 to       Year ended          Year ended
                                              December 31,       December 31,    December 31,        December 31,
                                                 1997               1997            1998                1999
                                                 ----               ----            ----                ----
                                              (pound)000         (pound)000      (pound)000          (pound)000
        Returns on investments and
          servicing of finance
        Interest received...............              298                  -              160                 336
        Interest paid...................           (5,564)                 -           (9,749)             (9,613)
        Interest element of finance lease
          payments......................              (77)                 -              (66)               (153)
        Interest element of finance
          leased machinery..............             (322)                 -                -                   -
        Expenses incurred in issuance of
          the senior notes..............                 -                 -           (5,112)             (1,263)
                                                    ------            ------            ------              ------
        Net cash outflow for returns on
          investments and servicing of
          finance.......................           (5,665)                 -           (14,767)           (11,029)
                                                   ======             ======           =======            =======

        Capital expenditure and financial
          investment
        Purchase of tangible fixed
          assets........................           (3,260)                 -            (2,038)            (3,511)
        Sale of tangible fixed
          assets........................            9,250                  -             4,249                248
                                                    -----             ------             -----                ---
        Net cash (outflow)/inflow for
          capital expenditure and
          financial investment..........            5,990                  -             2,211             (3,263)
                                                    =====             ======             =====             ======

        Acquisitions and disposals
        Net debt acquired...............                -            (64,175)                -                   -
        Purchase of subsidiary
          undertaking....................               -                  -           (24,000)           (22,015)
        Cash and bank loans acquired with
          business.......................               -                  -                 -             (2,062)
                                                   ------             ------            ------             ------
        Net cash outflow for
          acquisitions...................               -            (64,175)          (24,000)           (24,077)
                                                   ======             ======           =======            =======

        Financing
        Issue of ordinary share
          capital........................               -                 13                 -                  -
        Debt redeemed....................          (3,859)                 -           (57,368)            (6,372)
        Debt issued......................               -             64,175            81,507             32,298
        Capital element of finance lease
          rental payments................            (170)                 -               323               (458)
                                                    -----             ------            ------             ------
        Net cash (outflow)/inflow from
          financing......................          (4,029)            64,188            24,462             25,468
                                                    =====             ======            ======             ======


25       Notes to the consolidated cash flow statement (continued)

         c) Analysis of net debt

                                                                                Debt
                                                                                 due
                                                                              within    Debt due
                                                                   Over-         one   after one     Finance
                                                        Cash      drafts        year        year      leases       Total
                                                  ----------  ----------   ---------   ---------  ----------   ---------
                                                  (pound)000  (pound)000  (pound)000  (pound)000  (pound)000  (pound)000
         United Texon Limited

             ....................................
         As at January 1, 1997 ..................      1,791      (2,914)    (53,673)    (30,634)     (1,092)    (86,522)
         Cash flow ..............................        987      (1,227)      3,859        --           170       3,789
         Other non-cash charges .................       --          --       (34,068)     30,634        --        (3,434)
         Cash sold in disposal ..................     (1,577)        411        --          --          --        (1,166)
         Foreign exchange movement ..............        (58)        366        (414)       --          --          (106)
                                                     -------     -------     -------     -------      -------   ---------
         As at December 31, 1997 ................      1,143      (3,364)    (84,296)       --          (922)    (87,439)
         Texon International plc
         Debt acquired December 31, 1997 ........      1,143      (3,364)    (61,032)       --          (922)    (64,175)
         Proceeds from share issue ..............         13        --          --          --          --            13
                                                     -------     -------     -------     -------      -------   ---------
         As at December 31,1997 .................      1,156      (3,364)    (61,032)       --          (922)    (64,162)
         As at January 1,1998 ...................      1,156      (3,364)    (61,032)       --          (922)    (64,162)
         Reclassification .......................       --          (405)        405        --          --          --
         Cash flow ..............................       (443)     (2,927)     57,368     (81,507)       (323)    (27,832)
         Other non-cash charges .................       --          --         3,215       2,008        --         5,223
         Foreign exchange
           movement .............................          8        (239)         44      (4,105)       --        (4,292)
                                                     -------     -------     -------     -------      -------   ---------
         As at December 31, 1998 ................        721      (6,935)       --       (83,604)     (1,245)    (91,063)
                                                     -------     -------     -------     -------      -------   ---------
         As at January 1, 1999 ..................        721      (6,935)       --       (83,604)     (1,245)    (91,063)
         Cash flow ..............................        313        (653)     (2,521)    (23,405)        458     (25,808)
         Acquisitions excluding cash ............       --          --        (1,270)     (1,416)       (700)     (3,386)
         Other non-cash charges .................       --          --          --           146        --           146
         Foreign exchange movement ..............         (9)        696          52      11,301        --        12,040
                                                     -------     -------     -------     -------      -------   ---------
         As at December 31,1999 .................      1,025      (6,892)     (3,739)    (96,978)     (1,487)   (108,071)
                                                     =======     ========    ========    ========     =======   =========

         Other non cash charges relate to unamortized debt issuance costs net of (pound)328,000 of loan notes issued as part of the acquisition of Cornwell Industries Limited.

         d) Cash flow relating to exceptional items

                                          United Texon
                                            Limited                          Texon International plc
                                           ----------        --------------------------------------------------
                                                              Period from
                                                              December 31,
                                            Year ended          1997 to       Year ended          Year ended
                                            December 31,      December 31,    December 31,        December 31,
                                               1997              1997            1998                 1999
                                            ------------      ------------    ------------        ------------
                                             (pound)000        (pound)000      (pound)000          (pound)000
        Provision at beginning of
        period...........................      5,140                     -              -               2,969
        Spend............................     (3,693)                    -           (819)               (266)
        Income...........................          -                     -          3,788                   -
        Discontinued operations......         (1,447)                    -              -                   -
                                             -------                 -----          -----              ------
        Provision at end of period....             -                     -          2,969               2,703
                                             -------                 -----          -----               -----

25       Notes to the consolidated cash flow statement (continued)

         e)  Cash flow relating to sale of business

                                          United Texon
                                            Limited                          Texon International plc
                                           ----------        --------------------------------------------------
                                                              Period from
                                                              December 31,
                                            Year ended          1997 to       Year ended          Year ended
                                            December 31,      December 31,    December 31,        December 31,
                                               1997              1997            1998                 1999
                                            ------------      ------------    ------------        ------------
                                             (pound)000        (pound)000      (pound)000          (pound)000
        Net assets disposed
           Fixed Assets..................          6,238                -                -                  -
           Stock...........................       16,034                -                -                  -
           Debtors........................        13,462                -                -                  -
           Creditors.......................      (40,150)               -                -                  -
           Overdraft.......................         (411)               -                -                  -
           Cash............................        1,577                -                -                  -
                                                   -----            -----            -----              -----
                                                  (3,250)               -                -                  -
        Profit on disposal                         3,250                -                -                  -
                                                   =====            =====            =====              =====


        f)   Major non cash transactions

              The Group holds a loan note of (pound)4 million as part of the consideration received from the sale of the property at head office in Leicester. The Company issued a loan note of (pound)1 million to Busm Co. Ltd as an inducement to remain a tenant on the property and this is shown netted of the Company's loan note to leave (pound)3 million. This was valued during the year ended 31 December 1999 at (pound)2 million (1998 : (pound)1 million).

25       Notes to the consolidated cash flow statement (continued)

g)       Purchase of United Texon Limited

                                              United Texon           Texon
                                                 Limited       International plc
                                              -------------    -----------------
                                                                 Period from
                                                                 December 31,
                                               Year ended          1997 to
                                              December 31,       December 31,
                                                  1997               1997
                                              ------------      ------------
                                               (pound)000        (pound)000
        Net assets acquired:.................
        Tangible fixed assets................           -          17,098
        Stock................................           -          16,716
        Debtors..............................           -          19,345
        Cash at bank and in hand.............           -           1,143
        Creditors............................           -         (32,272)
        Overdrafts acquired..................           -          (3,364)
        Loans and finance leases.............           -         (61,954)
        Minority shareholders' interests.....           -          (1,431)
                                              -----------      -----------
                                                        -         (44,719)
        Goodwill.............................           -         123,742
                                              -----------      -----------
                                                        -          79,023
                                              ===========      ===========
        Satisfied by:
        Cash payable in January 1998.........           -          23,423
        Shares to be issued in January 1998..           -          55,600
                                              -----------      -----------
                                                        -          79,023
                                              ===========      ===========
        Analysis  of net  outflow  of cash
          in respect  of the  purchase  of
          the subsidiary undertaking:
        Cash consideration...................           -               -
        Net cash and overdrafts..............           -               -
                                              -----------      -----------
                                                        -               -
        Acquisition costs                               -            (500)
                                              -----------      -----------
        Total costs of acquisition...........           -            (500)
                                              ===========      ===========


        Details of the acquisitions in 1999 and 1998 are shown in note 21.

26       Pension costs

         At the year ended 31 December 1999, the majority of the Group's employees participated in pension schemes of the defined benefit type that determine retirement pensions based on an employee's years of service and a final pay definition. Some of these schemes were externally funded within trusts, others were financed via internal book reserves. For all these schemes contributions were paid or pension costs charged based on advice received from qualified actuaries.

         The Company's defined benefit pension scheme in the UK has been closed to new contributions and has been replaced with a money purchase scheme as from 1 April 2000. The information provided below is for the major funded pension schemes in the UK and the US. It is as the actuaries reported during 1999 and the changes to the UK scheme are not reflected in these figures.

         The UK pension scheme originally covered employees of the Group and of the former Machinery business of United Texon Limited but has now been split following the demerger. The pension liabilities and costs following this split have been agreed with the Pension Schemes Office (a branch of the Inland Revenue).

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

         Details of the actuarial valuations for the two most significant funded schemes for the Texon International plc Group are as follows:


                                                       United Kingdom         United States
                                                       --------------        --------------
Date of last actuarial valuation ..............        March 31, 1999        January 1,1999
Actuarial method ..............................        Projected Unit        Projected Unit
Assumed excess of investment
         return over salary increases .........                  1.5%                  2.7%
Assumed rate of pension increases .............                  2.5%                   Nil
Value of assets at date of latest valuation..     (pound)20.5 million    (pound)4.0 million
Level of funding ..............................                   90%                   94%
Actuaries ..................................... Watson Wyatt Partners      Buck Consultants


         For the purposes of the  disclosure  in  accordance  with US GAAP (SFAS
         132), the funded status and pension cost of the major plans in Austria, Germany, UK, and the US as at December 1999, 1998 and 1997 have been described in the following tables. The 1999 and 1998 disclosures relate to the continuing operations only.

                                                                  United Texon
                                                                    Limited              Texon International plc
                                                                  ------------       --------------------------------
                                                                  Year ended         Year ended          Year ended
                                                                  December 31,       December 31,        December 31,
                                                                     1997               1998                1999
                                                                  ------------       -----------         -----------
                                                                  (pound)000         (pound)000          (pound)000
        The net periodic pension costs for the
          major retirement plans under SFAS No.
          132 comprises:
        Service cost-present value of benefits
          earned during the year.........................               687             1,093              1,649
        Interest cost on projected benefit obligations...             2,178             2,319              2,001

        Expected return on plan assets....................          (3,534)           (2,252)            (1,717)
        Net amortization and deferral.......................          1,493               114                498
                                                                    -------           -------            -------
        Net periodic pension cost............................           824             1,274              2,431
        Expected EE contributions...........................              -             (200)              (200)
                                                                    -------           -------            -------
        FAS87 Net periodic pension cost..................               824             1,074              2,231
                                                                    =======           =======            =======


                                                                  United Texon
                                                                    Limited              Texon International plc
                                                                  ------------       --------------------------------
                                                                     As of              As of               As of
                                                                  December 31,       December 31,        December 31,
                                                                      1997              1998                1999
                                                                  -----------        ------------        -----------
                                                                       %                  %                  %
        Assumptions
        Weighted average discount rate................                  7.1               5.7                 6.3
        Long term rate of increases in remuneration...                2-5.5            2.25-6               3-4.8
        Expected long term rate of return on assets...                    -               4-8               7-7.5






                                                                               Texon International plc
                                                                  ---------------------------------------------------
                                                                     As of              As of               As of
                                                                  December 31,       December 31,        December 31,
                                                                     1997               1998                1999
                                                                  ------------       -----------         -----------
                                                                  (pound)000         (pound)000          (pound)000
        Actuarial present value of:
        Accumulated benefit obligations...................            28,130              29,345             27,673
                                                                     -------             -------            -------
        Projected benefit obligations (see a).............            33,258              36,686             31,527
        Plan assets at fair value (see a).................            26,064              21,984             26,104
                                                                     -------             -------            -------
        Funded status.....................................            (7,194)            (14,702)           (5,423)
        Unrecognized net (gain) or loss...................             1,275               9,318              (254)
        Unrecognized prior service cost...................              (19)                (17)                  -
        Unrecognized net transitional obligation..........               422                 382                308
        Fourth quarter contribution.......................               159                 165                  -
                                                                     -------             -------            -------
        Net amount recognized.............................           (5,357)             (4,854)            (5,369)
        Adjustment to recognize minimum liability.......                 (3)             (3,449)               (11)
        Intangible asset..................................                 -               (403)                  -
        Accumulated other comprehensive income.....                        -             (3,046)               (11)
                                                                     -------             -------            -------
                                                                     -------             -------            -------
        Prepaid pension costs (pension liability).........           (5,360)             (8,303)            (5,380)
                                                                     =======             =======            =======


                                                                                Texon International plc
                                                                  ---------------------------------------------------
                                                                  Year ended         Year ended          Year ended
                                                                  December 31,       December 31,        December 31,
                                                                     1997               1998                1999
                                                                  ------------       -----------         -----------
                                                                  (pound)000         (pound)000          (pound)000
        Change in projected benefit obligation:
        Projected benefit obligation at beginning of year..           28,380             33,258              36,686
        Change to obligation at beginning of year (see b).                 -            (6,839)               (785)
        Service cost............................................         792              1,093               1,649
        Interest cost...........................................       2,255              2,319               2,001
        Plan net (gains)/losses.................................       4,126              7,920             (6,171)
        Foreign exchange impact.................................       (342)                195               (303)
        Benefits paid...........................................     (1,953)            (1,260)             (1,550)
                                                                    --------           --------            --------
        Projected benefit obligation at end of year.............      33,258             36,686              31,527
                                                                    ========           ========            ========

        Change in plan assets:
        Fair value of plan assets at beginning of year......          23,832             26,064              21,983
        Change to fair value of plan assets at beginning of
          year (see b)..........................................           -            (5,325)               (209)
        Actual return on plan assets............................       3,567              1,532               4,737
        Company contributions...................................         663                800                 776
        Employee contributions..................................         200                200                 269
        Foreign exchange impact................................        (245)               (36)                  98
        Benefits paid...........................................     (1,953)            (1,252)              (1,550)
                                                                    --------           --------            --------
        Fair value of plan assets at end of year................      26,064             21,983              26,104
                                                                    ========           ========            ========


         a)

                                                  As of December 31, 1998                As of December 31, 1999
                                              ---------------------------------     ---------------------------------
                                              Assets exceed       Accumulated       Assets exceed       Accumulated
                                               accumulated      benefits exceed      accumulated      benefits exceed
                                                benefits            assets            benefits             assets
                                              -------------     ---------------     -------------     ---------------
                                               (pound)000         (pound)000         (pound)000          (pound)000
        Actuarial present value of:
        Accumulated benefit
          obligations.....................           3,729              25,616             24,794             2,879
        Projected benefit obligations                4,497              32,189             28,312             3,215
        Plan assets at fair value......              4,183              17,800             26,104                 -
                                                   =======             =======            =======           =======


         b)  A reassessment  of the  division  of  obligations  of  the UK  plan following  demerger  was  carried  out  in  1998.  This  revealed  that approximately  38% of the  liabilities  related to the Company,  rather
         than  the  50%  assumed  in  1997.   In  addition  the   allowance  for
         discretionary  increases  to pensions in payment was removed  following the  decision  not to  grant an  increase  in  1998.  Consequently  the obligation  at the beginning of the year and the  corresponding  assets have been changed.


27       Post retirement medical benefit plan

         The US subsidiary of Texon International plc sponsors an unfunded employee post-retirement plan that covers 91 employees and 25 retirees including their dependants. The plan provides post-retirement medical benefits in the form of a contribution to the retiree's health insurance premium as well as managed care programs. There are no post-retirement death benefits for current retirees. The following table sets forth the plan's funded status at December 31, 1999.

         Net periodic post-retirement benefit cost included the following components:


                                                                  United Texon
                                                                    Limited              Texon International plc
                                                                  ------------       --------------------------------
                                                                  Year ended         Year ended          Year ended
                                                                  December 31,       December 31,        December 31,
                                                                     1997               1998                1999
                                                                  ------------       -----------         -----------
                                                                  (pound)000         (pound)000          (pound)000
        Service cost...........................................          18                  -                  -
        Interest cost on accumulated post-retirement
          benefit obligation...................................          41                 35                 36
        Amortization of transitional obligation/(asset)........           1                (16)               (16)
                                                                        ---                ---                ---
       Net periodic post-retirement benefit cost..............           60                 19                 20
                                                                        ===                ===                ===


                                                                                  Texon International plc
                                                                   -----------------------------------------------------
                                                                   As of December      As of December     As of December
                                                                      31, 1997            31, 1998           31, 1999
                                                                   --------------      --------------     --------------
        Funded status
        Projected benefit obligation...........................              545                578                 617
        Plan assets at fair value..............................                -                  -                   -
                                                                      ----------        -----------          ----------

        Funded status..........................................             (545)              (578)                (617)
        Unrecognized net (gain)/loss...........................              (43)                (8)                 28
        Unrecognized net transitional obligation...............               14                  -                   -
                                                                      ----------        -----------          ----------
        Accrued post-retirement benefit cost...................             (574)              (586)               (589)
                                                                      ==========        ===========          ==========
        Change in projected benefit obligation:
        Projected benefit obligation at beginning of year......              402                545                 578
        Service cost...........................................               18                  -                   -
        Interest cost..........................................               41                 35                  36
        Plan net (gains)/losses................................              109                 33                  20
        Foreign exchange impact................................                -                 (3)                 14
        Benefit paid...........................................              (25)               (32)                (31)
        Projected benefit obligation at end of year............              545                578                 617

        Change in plan assets:
        Fair value of plan assets at beginning of year.........                -                  -                   -
        Employer contributions.................................               25                 32                  31
        Benefits paid..........................................              (25)              (32)                 (31)
                                                                      ----------        -----------          ----------
        Fair value of plan assets at end of year...............                -                  -                   -
                                                                      ==========        ===========          ==========


27       Post retirement medical benefit plan (continued)

         For measurement purposes, a 5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999 (1998:11%). The health care cost trend assumption has an effect on the amounts reported.

         To illustrate, increasing the assumed health care cost trend rates by 1 percentage point each year would increase the accumulated post-retirement benefit obligation as of December 31, 1999, by 17% ((pound)106,000) and the aggregate of service and interest cost components of net periodic post-retirement benefit cost for the year then ended by 17% ((pound)6,000).

                 Medical trend rates (initial rate)........    5.0% per annum
                 Assumed discount..........................    7.5% per annum


28       New UK Accounting Standards

         The Accounting Standards Board (`ASB') has issued FRS 15, which is effective for all accounting periods ending on or after March 23, 2000. FRS 15 provides accounting and reporting standards for tangible fixed assets and replaces SSAP 12 on depreciation. Its objective is to change and/or clarify: initial measurement (i.e., cost), and subsequent expenditure on maintaining or part-replacing; valuation, and treatment of consequent gains/losses; depreciation; and disclosure of tangible fixed assets. It eliminates `cherry-picking' valuations by requiring valuation and updating by entire classes of asset. It clarifies in particular the circumstances in which depreciation may be regarded as immaterial, and the consequences for accounting. The Company will apply the provisions of FRS 15 prospectively in 2000. FRS 15 will ensure by codifying and enforcing that the Company follows the existing best practice.

         The ASB has also issued FRS 16, which is effective for all accounting periods ending on or after March 23, 2000. FRS 16 provides an accounting and reporting standard for Current tax. Its objective is to require tax to be reported using enacted tax rates, and excluding any notional tax charges or credits. It will mean that the grossing up for `tax credit' on incoming or outgoing UK dividends will cease, and amounts paid or received subject to withholding tax continue to be grossed up. The Company will apply the provisions of FRS 16 prospectively in 2000.

29       Post balance sheet events

         a)  Company Secretary

         On March 31, 2000 David Gamble resigned as Company Secretary of Texon International plc.

         b)  Acquisition of Crispin Dynamics

         On February 29, 2000, Texon UK Ltd, a wholly owned subsidiary of Texon International plc acquired the Leicester, UK based business of Crispin Dynamics for a consideration of approximately (pound)2.5 million cash including deferred payments of (pound)1.5 million to be paid during 2000. The net cash payment was (pound)1.0 million and was met from new equity of (pound)0.7 million from Texon's investors and management and the remainder from its current bank facilities. Management believes Crispin Dynamics is the global market leader in computer aided design software for the footwear industry. Crispin has approximately 40 employees based in its UK headquarters and its other facilities in Asia and Europe.

         Crispin Dynamics is a related party of Texon International plc as they are owned by common shareholders Apax Partners & Co. Strategic Investors Limited and Apax Partners & Co. Ventures Limited. The acquisition was conducted on arms length terms.

         c)  Acquisition of Boxflex

         On March 23, 2000, Texon Italia SpA, a wholly owned subsidiary of Texon International plc acquired a 50% shareholding in Boxflex Componentes Para Calcados Ltda. The Company was then renamed Boxflex Texon Componentes Para Calcados Ltda (`Boxflex'). Boxflex is a leading manufacturer of stiffener and insole materials in Brazil and is located in the main footwear production area near Porto Allegre.

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

         a)  United Texon Limited acquisition

         Under UK GAAP, the acquisition of United Texon Limited by Texon International plc on December 31, 1997 has been accounted for as an acquisition and the assets and liabilities of United Texon Limited have been recorded at their fair values as of that date with the excess consideration paid charged directly to reserves as goodwill. Under US GAAP, purchase accounting does not apply with respect to this transaction because there has been no change in control. Accordingly, for US GAAP purposes, all assets and liabilities are recorded at their historical United Texon Limited cost basis. In addition, any excess consideration paid is treated as a capital transaction and any costs incurred in connection with the acquisition are expensed. As a result when assets that were revalued on acquisition under UK GAAP are disposed of, an adjustment is required under US GAAP to adjust the profit/(loss) on disposal to reflect historic cost.


         b)  Goodwill

         Under UK GAAP, the Group

         o Writes off goodwill arising on consolidation prior to January 1, 1998 directly to the profit and loss account reserve;

         o     Capitalizes   goodwill  arising  on  consolidation   relating  to
               acquisitions after January 1,1998 in the balance sheet.

         Under US GAAP, goodwill arising on consolidation is capitalized on the consolidated balance sheet and then amortized over its useful life, which Texon International plc has estimated to be 20 years.

         The gross cost under US GAAP at December 31, 1999, December 31, 1998 and December 31, 1997 of goodwill is approximately (pound)77,069,000, (pound)81,527,000 and (pound)79,775,000, respectively. Accumulated amortization under US GAAP at December 31,1999, December 31, 1998 and December 31, 1997 of goodwill is (pound)19,473,000, (pound)15,427,000 and (pound)11,487,000, respectively. (Texon International plc assumed operational control of United Texon Limited as at December 31, 1997 - see note 1).


         c)  Pensions and other post-retirement benefits

         The Group accounts for the costs of pensions and other post-retirement benefits under the rules set out in UK accounting standards. US GAAP is more prescriptive in respect of actuarial assumptions and the allocation of costs to accounting periods. (See Notes 26 and 27).


         d)  Debt Issuance Costs

         Under UK GAAP debt is stated net of unamortized issue costs. Under US GAAP unamortized issue costs are presented as a separate asset. As at December 31, 1999 the unamortized costs were (pound)5,048,000 (1998:(pound)5,223,000).


         e)  Financial Instruments

         The fair values of cash, accounts receivable and accounts payable approximate to the book value due to the short-term nature of these assets and liabilities.

30       Summary  of  significant  differences  between  UK  and  US   generally
         accepted accounting principles (continued)

         With the exception of the Senior Notes (see below), the Group's financial instruments are generally short-term in nature and in the case of debt bear variable interest rates. Accordingly, the carrying value of such short-term financial instruments approximates their fair value. The fair value of foreign exchange contracts is estimated by published market quotes and amounted to (pound)19,844,000 and (pound)18,907,000 at December 31, 1999 and December 31, 1998 respectively. The unrealized (loss)/gain on the foreign exchange contracts was ((pound)11,000) and (pound)169,000 at December 31, 1999 and December 31, 1998 respectively. All gains or losses on foreign exchange contracts have been expensed rather than deferred. Gains and losses arising on foreign currency forward contracts to hedge commitments are recognized in the consolidated profit and loss accounts in the same periods as the gains and losses on the commitments.

         The Senior Notes have a book value of (pound)75,555,000, at December 31, 1999, (1998:(pound)85,193,000). In the opinion of the directors the fair value of the Notes at December 31, 1999 would be (pound)64,222,000 (1998:(pound)71,914,000) based on their trading value at that date.

         f) Deferred taxation

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

         The UK Deferred tax asset as at December 31, 1999 and 1998 can be reconciled as follows to the US GAAP net deferred asset:

         1999
         ----

                                                                              UK GAAP        UK GAAP        US GAAP
                                                                              Provided     Unprovided
                                                                            ----------     ----------     ----------
                                                                           (pound)000     (pound)000     (pound)000
         Deferred tax liabilities:
         Property plant and equipment...........................                  93              -             93
         Liabilities not provided under UK GAAP.................                   -              -              -
                                                                                ----          -----          -----
                                                                                  93              -             93
                                                                                ====          =====          =====

         Deferred tax assets:
         Intercompany profit.....................................               (271)             -           (271)
         Deferred interest.......................................                  -         (1,648)        (1,648)
         Net operating losses....................................                (41)        (5,238)        (5,279)
         Property plant and equipment............................                  -         (1,495)        (1,495)
         Pensions and long-term retirement benefits..............                  -         (1,032)        (1,032)
         Intangible assets.......................................                  -           (877)          (877)
                                                                                ----        -------        -------
                                                                                (312)       (10,290)       (10,602)
         Less valuation allowance................................                  -         10,509         10,509
                                                                                ----        -------        -------
                                                                                (312)           219            (93)
                                                                                =====       =======        =======

         Net deferred tax (asset)/liability......................               (219)            219             -
                                                                                ====        ========       ========

30       Summary  of  significant  differences  between  UK  and  US   generally
         accepted accounting principles (continued)

         1998
         -----

                                                                              UK GAAP        UK GAAP        US GAAP
                                                                              Provided     Unprovided
                                                                            ----------     ----------     ----------
                                                                           (pound)000     (pound)000     (pound)000
         Deferred tax liabilities:
         Property plant and equipment..............................               108              -            108
         Liabilities not provided under UK GAAP....................                 -            285            285
                                                                                -----           ----           ----
                                                                                  108            285            393
                                                                                =====           ====           ====
         Deferred tax assets:
         Intercompany profit.......................................              (247)             -           (247)
         Deferred interest.........................................                 -         (1,932)        (1,932)
         Net operating losses......................................               (51)        (5,171)        (5,222)
         Property plant and equipment..............................                 -         (1,680)
         Pensions and long-term retirement benefits................                 -         (1,176)        (1,176)
         Intangible assets.........................................                 -         (1,090)        (1,090)
                                                                                 ----        -------          -----
                                                                                 (298)       (11,049)       (11,347)
         Less valuation allowance..................................                 -         10,954         10,954
                                                                                 ----        -------        -------
                                                                                 (298)           (95)          (393)
                                                                                 ====        =======         ======

         Net deferred tax (asset)/liability........................              (190)           190              -
                                                                                 =====        ======         ======

         g) Net loss per ordinary share

         The net loss per ordinary share for the year ending December 31, 1999 is (pound)0.18 (1998:(pound)0.79). Historical net earnings/(loss) per share is not shown for December 31, 1997 as the historical arrangement is not indicative of the continuing capital structure.

         h) Share option schemes

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

         i) Extraordinary items

         Under UK GAAP refinancing costs associated with the extinguishment of the old debt in 1997 are recorded as operating expenses. Under US GAAP such refinancing costs are treated as an extraordinary item.

30       Summary  of  significant  differences  between  UK  and  US   generally
         accepted accounting principles (continued)

         j) Statement of cash flows

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

         Set out below, is a summary combined statement of cash flows under US GAAP.

                                                                  United Texon
                                                                    Limited              Texon International plc
                                                                  ------------       --------------------------------
                                                                  Year ended         Year ended          Year ended
                                                                  December 31,       December 31,        December 31,
                                                                     1997               1998                1999
                                                                  ------------       -----------         -----------
                                                                  (pound)000         (pound)000          (pound)000
        Net cash provided by/(used in) operating
        activities...........................................         (2,325)              (931)              2,795
        Net cash provided/(utilized) by investing
          activities.........................................           6,092              1,666           (27,340)
        Net cash provided by financing activities.........            (5,173)            (4,105)             24,205
        Net decrease in cash and cash equivalents                   ---------          ---------          ---------
          under US GAAP.....................................          (1,406)            (3,370)              (340)
                                                                    =========          =========          =========

30 Summary of significant differences between UK and US generally accepted accounting principles (continued)

         k) Reconciliations

         The following is a summary of the material adjustments to net income and shareholders' equity which would have been required if US GAAP had been applied instead of UK GAAP.


                                                                  United Texon
                                                                    Limited              Texon International plc
                                                                  ------------       --------------------------------
                                                                  Year ended         Year ended          Year ended
                                                                  December 31,       December 31,        December 31,
                                                                     1997               1998                1999
                                                                  ------------       -----------         -----------
                                                                  (pound)000         (pound)000          (pound)000
        Net (loss)/profit in accordance with UK GAAP..........        (4,318)             2,222                 576
        Adjustments to conform with US GAAP:
          United Texon Limited acquisition costs..............          (500)                 -                   -
          Gain on disposal of Machinery business..............        (3,250)                 -                   -
          Amortization of goodwill............................        (4,057)           (3,940)             (4,047)
          Gain on sale of property............................              -             1,257                   -
          Restructuring costs.................................              -                 -                   -
          Pensions and other post-retirement benefits.                  1,210               397               2,793
          Effect of differences on policy for recognition of
             deferred tax costs and liabilities...............            211                26                (29)
                                                                    ---------          --------            --------
        Total net loss in accordance with US GAAP.............        (10,704)              (38)               (707)
                                                                    =========          ========            ========
        Net loss from continuing operations in accordance
          with US GAAP........................................        (5,654)              (38)               (707)
        Net loss of discontinued operations in accordance
          with US GAAP........................................        (3,906)                 -                   -
        Extraordinary item-debt extinguishment................        (1,144)                 -                   -
                                                                    ---------          --------            --------
                                                                     (10,704)              (38)               (707)
        Accretion costs of non-equity preference
          shares..............................................        (3,001)                 -                   -
                                                                    ---------          --------            --------
        Retained loss for the period for equity shareholders
          in accordance with US GAAP..                               (13,705)              (38)               (707)
                                                                    =========          ========            ========


                                                                                         Texon International plc
                                                                                   ----------------------------------
                                                                                   As of December      As of December
                                                                                      31, 1998            31, 1999
                                                                                   --------------      --------------
                                                                                     (pound)000          (pound)000
        Shareholders' deficit in accordance with UK GAAP.................                (73,619)           (59,882)
        Adjustments to conform with US GAAP:
          Fair value adjustment arising upon UK property.................                       -                  -
          Goodwill.......................................................                  66,100             57,596
          Pension and other post-retirement benefits.....................                 (2,627)                155
          Taxation.......................................................                   (190)              (219)
                                                                                        ---------           --------
        Shareholders' deficit in accordance with US GAAP.................                (10,336)            (2,350)
                                                                                        =========           ========

30 Summary of significant differences between UK and US generally accepted accounting principles (continued)

         l) Machinery Group disposal

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

         m) Redeemable preference shares

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

         n) New US Accounting Standards

         SFAS No. 133. In June 1998, The Financial  Accounting  Standards  Board
         (FASB) issued SFAS 133,  "Accounting  for  Derivative  Instruments  and
         Hedging Activities", this was amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133 in June 1999. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management believes that the adoption of these statements will not have a significant impact on Texon International plc's financial results.

         o) SFAS No. 130

         Comprehensive income under SFAS No. 130 is shown below:



                                                                              Texon International plc
                                                                  ---------------------------------------------------
                                                                  Year ended         Year ended          Year ended
                                                                  December 31,       December 31,        December 31,
                                                                     1997               1998                1999
                                                                  ------------       -----------         -----------
                                                                  (pound)000         (pound)000          (pound)000
        Net income......................................            (10,704)               (38)               (707)
        Other Comprehensive Income, net of income tax:
           Foreign currency translation adjustment......             (3,693)            (3,167)               6,104
           Minimium pension liability adjustment........                   -            (3,046)                (11)
                                                                   ---------          ---------            --------
        Comprehensive income............................            (14,397)            (6,251)               5,386
                                                                   =========          =========            ========
        Accumulated comprehensive net income as at
           December 31..................................            (28,466)           (34,717)            (29,331)
                                                                   =========          =========            ========

         There is no tax associated with the amounts included in other comprehensive income.

30 Summary of significant differences between UK and US generally accepted accounting principles (continued)

                                                                                  Minimum        Accumulated
                                                                                  Pension           Other
                                                               Foreign            Liability      Comprehensive
                                                           currency items         Adjustment        Income
                                                           ---------------        ----------     -------------
                                                              (pound)000          (pound)000      (pound)000
        Balance as at December 31, 1996..........              (2,637)                   -          (2,637)
        Change during 1997.......................              (3,693)                   -          (3,693)
                                                              -------               ------         -------
        Balance as at December 31, 1997..........              (6,330)                   -          (6,330)
        Change during 1998.......................              (3,167)              (3,046)         (6,213)
                                                              -------               ------         -------
        Balance as at December 31,1998...........              (9,497)              (3,046)        (12,543)
                                                              =======               ======         =======
        Change during 1999.......................               6,104                  (11)          6,093
                                                              -------               ------         -------
        Balance as at December 31, 1999..........               3,393               (3,057)         (6,450)
                                                              =======               ======         =======


         The accumulated other comprehensive income balance as at January 1, 1996 is stated as zero as the cumulative information as of that date is not available.

         p) Esjot Acquisition

         The following unaudited proforma information has been prepared as if the Esjot acquisition occurred on January 01, 1998 and is in accordance with US GAAP. Information has been provided for Esjot as it was deemed a substantial acquisition, Cornwell Industries Limited, Claravon Limited and Chamberlain Phipps have not been included.

         In addition to aggregating the results of Esjot with those of Texon International plc proforma adjustments have been made to reflect the amortization of goodwill arising on the acquisition and interest costs incurred on the funding taken out. There have been no extraordinary items incurred during the periods shown below and therefore only net
         (loss)/profit has been disclosed.

                                                       Unaudited
                                                ----------------------
                                                   Twelve months ended
                                                December      December
                                                     31,           31,
                                                    1999          1998
                                                 (pound)       (pound)
                                                       Thousands

         Trade sales...........................  137,901       129,826

         Net (loss)/profit for the financial
         Period................................      (38)          355
                                                  ------        ------

         Net (loss)/profit per ordinary
         share.................................    (0.18)        0.09

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Texon International plc
                                             -----------------------------------
                                                     (Registrant)



Date May 01, 2000                         By:  /s/ J. Neil Fleming
                                             -----------------------------------
                                                                 J. Neil Fleming
                                                            Finance Director and
                                                        Chief Accounting Officer