Form 20-F
period 2000-12-31
TEXON INTERNATIONAL PLC
filed 2001-05-03
CIK 1058980

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 20-F




[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
    SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
    EXCHANGE ACT OF 1934
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
    EXCHANGE ACT 1934



                   For the fiscal year ended December 31, 2000


                         Commission file number: 1058980


                             Texon International plc
             (Exact Name of Registrant as Specified in its Charter)


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

                                                          Item 17    [X]Item 18

                                TABLE OF CONTENTS


                                                                            Page

General Introduction.....................................................     3


PART I

Item 1.   Description of Business.......................................      4
Item 2.   Description of Property.......................................     11
Item 3.   Legal Proceedings.............................................     12
Item 4.   Control of Registrant.........................................     13
Item 5.   Nature of Trading Market......................................     13
Item 6.   Exchange Controls and Other Limitations Affecting Security
          Holders.......................................................     13
Item 7.   Taxation......................................................     14
Item 8.   Selected Financial Data.......................................     17
Item 9.   Management's Discussion and Analysis of Financial Condition
          and Results of Operations.....................................     22
Item 9A.  Quantitative and Qualitative Disclosures About Market Risk....     27
Item 10.  Directors and Officers of Registrant..........................     31
Item 11.  Compensation of Directors and Officers........................     32
Item 12.  Options to Purchase Securities from Registrant or
          Subsidiaries..................................................     32
Item 13.  Interest of Management in Certain Transactions................     33


PART II

Item 14.  Description of Securities to be Registered....................     34


PART III

Item 15.  Defaults Upon Senior Securities...............................     35
Item 16.  Changes in Securities and Changes in Security for
          Registered Securities.........................................     35


PART IV

Item 17.  Financial Statements..........................................     36
Item 18.  Financial Statements..........................................     36
Item 19.  Financial Statements and Exhibits.............................     36

Signatures .............................................................     41

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

The Company has prepared consolidated accounts for the year ended December 31, 2000. Under the terms of the Acquisition Agreement, the Company had control of the financial and operational management of United Texon Limited effective from December 31, 1997. The Company had no previous operating history and therefore had no consolidated profit or loss for the period from its incorporation on October 9, 1997 to December 31, 1997.


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

Fiscal Year Ended December 31,     Average Rate                       Period End
                                       (1)          High     Low        Rate
                                   ------------     ----     ----    -----------
1996                                   1.57         1.71     1.50      1.71
1997                                   1.64         1.71     1.58      1.64
1998                                   1.66         1.72     1.61      1.66
1999                                   1.61         1.68     1.55      1.62
2000                                   1.51         1.65     1.40      1.49

(1) The average of the Noon Buying Rates on the last business day of each month during the relevant period. On April 26, 2001, the Noon Buying Rate was $1.44 to (pound) 1.00

This Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements regarding the Company's expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, projected costs and capital expenditures, competitive positions, growth opportunities, plans and objectives of management for future operations and words such as "anticipate", "believe", "plan", "estimate", "expect", "intend" and other similar expressions are forward-looking statements. Such forward-looking statements are inherently uncertain, and actual future results and trends for the Company may differ materially depending on a variety of factors. Factors that may affect the plans or results of the Company include, without limitation level of sales to customers, actions by competitors, fluctuations in the price of raw materials, foreign currency exchange rates and political and economic instability in the Company's markets.

                                     PART I


Item 1.  Description of Business

Overview

The Company believes it is the world's largest, in terms of sales, manufacturer and marketer of structural materials that are essential in the manufacture of footwear. The Company operates a global business, which generates sales that are widely diversified by geographic region and product line. The Company's primary products include materials for insoles, which form the structural foundation of shoes; stiffeners, which support and shape the toe and heel of shoes; other component products used in the manufacture of footwear, such as linings, lasts, tacks, nails, steel shanks, steel toe caps, midsoles and adhesives; and a CAD business, Crispin Dynamics a leading supplier of CAD solutions to the footwear industry. The world's largest manufacturer of insole materials, the Company also commands leading positions in the markets for its other footwear products. While the products sold by the Company represent a small percentage of the total cost of materials contained in footwear, they are critical to the performance and manufacture of footwear and are not fashion sensitive. In 2000 approximately 91% of sales were to the footwear manufacturing industry. By leveraging its expertise in the manufacture of these structural materials, the Company has developed several related niche industrial products such as carpet gripper pins and cellulose air freshener material. These industrial products are sold to a wide range of industries.

The Company supplies most of the major footwear manufacturers in the world and believes that its global presence gives it a unique competitive advantage to exploit industry trends favoring suppliers who provide footwear companies with a "global partner". The Company supplies over 7,500 customers worldwide, servicing global athletic footwear companies such as Nike and Adidas, designers and producers of casual shoes including Timberland and R. Griggs & Co (Dr Martens) and manufacturers of men's and women's formal shoes such as Church's and Bally. The Company has eighteen manufacturing sites strategically located in Europe, the United States, Brazil, China and Australia and sells its products in more than 90 countries through an extensive marketing and distribution network. In 2000 sales of insoles, stiffeners, other footwear materials, industrial products and component products accounted for 36%, 19%, 10%, 9%, and 26% of total sales, respectively. In 2000, 48% of the Company's sales were made to Europe, 33% to Asia and the Pacific, 16% to the Americas and 3% to the rest of the world.

Acquisitions

During the year the Company made several strategic acquisitions as follows;

     a) On February 29, 2000 Texon UK Ltd, a wholly owned subsidiary, acquired the Leicester, UK based business of Crispin Dynamics for a consideration of approximately (pound) 2.6 million cash. New equity of (pound) 0.7 million was raised from Texon's investors and management and the remainder from its current bank facilities. Management believes Crispin Dynamics is the global market leader in computer aided design software for the footwear industry. Crispin has approximately 40 employees based in its UK headquarters and its other facilities in Asia and Europe.

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

     c) On 26 July 2000 Texon USA Inc, Texon France SA, Texon Australia Pty Ltd and USM Texon Mexico SA, wholly owned subsidiaries of Texon International plc, acquired Stock, Plant & Equipment and 100% of the share capital of SCI Lambiotte Immobiliere from Foss Manufacturing Inc and certain of its related parties.

Competitive Advantages

The Company believes that it benefits from the following competitive advantages, which have enabled it to increase sales and operating profitability and maintain its leadership position in the structural footwear materials industry.

Leading Market Position Driven by Strong Brands and High Quality Products. The Company is recognized in the footwear industry for high standards of quality across its full range of products and for providing innovative technical solutions and support to its customers worldwide. The Company believes it is the world's largest producer of insole material, stiffeners, tacks and nails and steel toe caps and midsoles for footwear. The Company's products are marketed under brand names, which enjoy extremely wide recognition within the footwear industry, such as "Texon", "Tufflex", "Formo", "Unifast", "Esjot" and "Crispin". The Company believes that its leading market position is due to successful branding of its products, reliability and high performance. As a U.K. based global enterprise, the Company also benefits from the reputation of the U.K. footwear industry for quality production and technological leadership.

Global Presence. The Company supplies most of the world's footwear manufacturing industry across Europe, the Americas and Asia through its direct presence in each of these markets. The Company has eighteen manufacturing plants in nine countries and over 50 strategically located field warehouses. An extensive marketing and distribution network enhances the Company's ability to provide high quality, local service to its customers and to global branded footwear companies' worldwide sourcing networks. The Company believes that it is uniquely positioned to benefit from the continuing globalization within the footwear industry.

Strong Relationships with a Diverse Customer Base. The Company benefits from long-established relationships with many of the most important footwear companies in the world. The Company has been supplying products for Nike since its entry into the footwear market and for R. Griggs & Co (Dr Martens) and Church's for nearly a century. The Company believes that its customer relationships are strengthened by its high quality products, brand names, leading market position, and the high level of technical support it provides to its clients. The Company's customer base is geographically diverse and covers a wide spectrum of footwear (athletic, traditional and safety; men's, women's and children's), minimizing the Company's exposure to individual markets. In 2000 no single customer accounted for more than 7.5% of sales, and the top ten customers represented 24% of sales.

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


The Company aims to achieve this primarily by achieving excellence in customer service in its core product areas. The Company measures this excellence in terms of quality, cost, delivery and development. Significant improvements were made in each of these areas in 2000. For example in terms of quality the Company believes its products are generally regarded by the industry to be of superior quality. The Company has stated its intention to achieve ISO 9001/2 in all of its manufacturing plants. During 1997 the German facility achieved ISO 9001 accreditation and similar plans are now in place for its Chinese plant. Overhead reductions, particularly in the UK have enabled the Company to trim its cost base and mitigate the effect of reduced volumes. In terms of delivery, the Company's UK plants dramatically improved their reliability in meeting promised delivery times during the year. Programs are in place to accelerate the rate of new product development in the immediate future.

The Company has also developed it's strategy for future growth along three key dimensions:

First by offering the best global supply chain capability to the world's shoe manufacturers and specifiers. In this regard the Company began implementation of a Company-wide enterprise resource planning system in 1998 and this has continued in 1999 and 2000. This facility will uniquely allow the Company to partner global footwear brands as well as offering enhanced local service by leveraging the global resources available to the Company.

Second, by using new materials technologies to develop products with perceivable consumer benefits, particularly in the areas of `comfort' and `fit'. Efforts have been focussed on developing innovative new product concepts aimed, at the first instance, in strengthening the Company's image as an innovator in the eye of shoe designers worldwide.

Third, by acquiring "bolt-on" business to accelerate the growth of the Company. The Company believes there is significant potential to add value by acquiring smaller companies with complementary products, which can then grow through by accessing the Company's global customer base and support capabilities.


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

As the worldwide footwear industry has grown, there has been a shift in production capacity to Asia, primarily to capitalize on low labor costs. Asia's share of global production increased from 61% in 1991 to 72% in 1999, and it is projected by SATRA to increase to 75% in 2005. Asia currently has around 57% of the world's population. The Company is well positioned with its production and marketing presence in the region.

The structural footwear materials industry is highly fragmented, with very few companies operating beyond a national or regional level. While the footwear manufacturing industry is also fragmented, there is a growing trend towards Fglobalization as shoe designers and branded footwear companies, which outsource the manufacturing of their footwear, increasingly seek a global solution to their supply and specification requirements. The Company has been able, and believes it is well poised to continue, to take advantage of this trend by providing its customers with high quality, state-of-the-art products and servicing their requirements in each significant market through its worldwide distribution network.


Products and Markets

The Company's products are designed to meet its customers' needs for structural footwear material. The Company offers technical support, materials design and customized production spanning the complete process from specification of materials to the production of high volume products.

The Company's principal products are materials for the production of insoles and stiffeners. The Company also produces or distributes linings, lasts, steel shanks, tacks, nails, adhesives, steel toe caps, midsoles and other small footwear components, together with certain niche industrial products unrelated to the footwear manufacturing industry. On February 29, 2000, the Company acquired Crispin Dynamics, a UK based company. Management believe Crispin Dynamics is the global market leader in computer aided design software for the footwear industry.

Insoles. Insoles are manufactured either from wood pulp ("cellulose insoles") or synthetic fibres ("non-woven insoles") both of which are combined with latex in a saturation process. The "Strobel" method is particularly suited to the manufacture of athletic shoes where the sole itself provides structural support and allows minimal wastage of costly upper material. As a result, sales of non-woven insoles, which are particularly suited to the Strobel method have grown significantly over the last few years, and are expected to continue to increase at a higher rate than the cellulose insole market. In 2000, total sales of insoles were (pound) 54.8 million, representing 36% of sales, with the substantial majority of such sales representing cellulose insoles.

Stiffeners. Toe and heel stiffeners are designed to provide a range of different stiffness, shape, support and feel characteristics for the toe and heel area of a shoe, known as "toe puffs" or "box toes" and "counters". Stiffeners are among the most technically complex components of a shoe, with the products being made from a wide range of raw material and process combinations, utilizing most of the Company's core manufacturing technologies. The Company's more environmentally sound thermoplastic stiffeners are more attractive to manufacturers than a chemical solvent-based alternative. The Company's stiffeners are also ideal for more complex athletic shoes, which require sophisticated stiffeners given certain sports' needs for rigid footwear. In 2000, total sales of stiffeners were (pound) 32.7 million, representing 22% of sales.

Other Footwear Materials. The Company also produces or distributes a wide range of other shoe construction materials. These include shoe lining material sold under the "Aquiline" brand name and products produced by the Unifast division which sells steel shanks, tacks, nails, shoe consumables and accessories, such as reinforcing tapes, eyelets and adhesives. In 2000, total sales of these footwear materials products were (pound) 15.7 million, representing 10% of sales.

Industrial Products. The Company manufactures products for applications which are not associated with the footwear industry but which require similar manufacturing processes to the Company's core technologies. These niche products span the cellulose, non-woven and Unifast production areas. Industrial products produced using cellulose technology include materials for automotive air fresheners and stiffeners for baseball caps. The non-woven production process has been adapted for use in high performance air filtration applications and in speciality medical dressings. The Unifast division utilizes its tack and nail manufacturing capacity to produce machine-applied carpet gripper pins and ballistic nails for industrial use. In 2000, total sales of industrial products were (pound) 13.9 million, representing 9% of sales.

Component Products. The Company manufactures steel toecaps and midsoles for the safety footwear market in its Esjot businesses. As well as the steel toecaps and midsoles `metal products' the component division has sales of outer soles, lasts, heels and toe pieces and crepe `plastic products' manufactured by Cornwell Industries Ltd. In 2000, the total sales of component products were (pound) 34.5 million, representing 23% of sales.

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

Sales and Distribution

The Company believes that it is uniquely placed in the highly fragmented footwear materials industry in having a truly global presence with both branded shoe companies and direct users of its products. The Company employs over 330 marketing, distribution and technical support personnel and uses over 150 agents and over 65 distributors. This extensive distribution network allows the Company to sell its products effectively throughout more than 90 countries, and to cover all of the world's major footwear manufacturing regions. The Company supports its strong distribution capability through its network of over 50 field warehouses. Distributors and agents are supported by regionally based sales and technical specialists allowing the Company to deliver high levels of customer service locally in its significant markets. The Company's global presence enables it to provide price, quality and delivery on a worldwide basis.

Manufacturing

The Company has an expertise in tailoring a variety of distinct manufacturing processes to produce innovative technical products for the footwear industry. The Company's primary manufacturing process is the treatment of cellulose and synthetic fibres with latex to produce insoles. The Company further processes the synthetic products to produce stiffeners. The Company also processes metal strip and wire to produce shanks, tacks and nails and manufacturers steel toecaps and midsoles from steel.

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

Cellulose Manufacturing Process. The cellulose manufacturing process is used primarily for the production of insole material. In a process similar to the manufacture of paper, pulp is combined with synthetic latex into a saturated board, which is then dried and cured so that the latex acts as a binder for the board. Trace additives and coatings are used to develop the required properties for different grades of product. Cellulose insole material may require further treatment with coatings of polymeric film or laminating with layers of foam to enhance waterproofing, comfort and other characteristics. The Company does not perform these processes in-house, but rather outsources them or sells its cellulose products on for further processing.

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

Manufacturing of Tacks, Nails and Shanks. The Unifast division manufactures tacks, nails and steel shanks. Tacks and nails are made from rolls of wire, which are punched by a die and then cut to form the tacks and nails. A sophisticated manufacturing process is required to make the tacks and nails suitable for usage in high speed machines. Further processing may include threading, heat treating or plating. Shanks are stamped and formed from rolls of sheet steel in thousands of different shapes, heat treated, washed and packed.

Steel Toe Caps and midsoles manufacturing process. The toecaps are made from steel, which is stamped by machine into caps suitable for both left and right feet. This stamping process involves cutting the steel, drawing it deep and flanging it. After stamping, the caps are hardened by furnace, and then shot blast to provide a suitable surface for an epoxy coating. Midsoles are also cut from steel, then deburred, tempered and coated for strength and stiffness.

Manufacturing of Other Industrial Products. The Company has developed expertise within its core technologies, which has enabled it to make a number of unique products for industrial applications outside of footwear manufacturing. These products utilize the Company's manufacturing skills and technical expertise to engineer innovative solutions for other industries. Products include materials for vehicle air fresheners, imitation leather goods, and speciality medical dressings.

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


Item 2.  Description of Property

Land Disposal


The land and buildings owned by Texon UK Ltd (a wholly owned subsidiary) and situated in Leicester, UK were sold to a property developer on October 9, 1998. The terms of the sale include a sale price of (pound) 8.0 million, consisting of (pound) 4.0 million paid in cash and a (pound) 4.0 million interest bearing loan note issued by the developer. As an incentive to the Company's tenant to sign a long-term rental agreement (pound) 1.0 million of the loan note has been assigned to them. The Company pays an annual rent of (pound) 0.5 million for the use of its offices and factory located on this site.

In addition to its executive offices in Leicester, U.K. the Company operates sixteen major facilities in eight countries with a total of approximately 181,502 square meters, of which the Company currently owns approximately 67,422 square meters and leases 114,080 square meters. These facilities are as follows:

                                       Size                                     Description of
Location                        (approx sq.mtrs)        Owned/Leased         Products Manufactured
--------                        ----------------        ------------         ---------------------

Europe
Leicester, U.K.                        16,000                Leased           Tack and nails; steel shanks;
                                                                              Conversion of stiffeners;
                                        6,131                Leased           Non-woven materials
                                                                              Component products
Skelton, U.K.                          18,652                Leased           Non-woven materials
Mockmuhl. Germany                      19,150                Owned            Cellulose products
Ripatransone, Italy                     5,630                Owned            Cellulose products
Saverne, France                         9,887                Owned            Component products
                                       17,075                Leased           Component products
                                       33,922                Leased           Component products
Milan, Italy                            4,693                Owned            Component products

United States
Russell, Massachusetts                 14,220                Owned            Cellulose products

Brazil
Novo Hamburgo                           2,400                Owned            Non-woven materials

Asia
Foshan, China                           7,742                Owned            Cellulose products

Australasia
Geelong, Australia                      7,400                Leased           Component products
Melbourne, Australia                   10,300                Leased           Component products
Sydney, Australia                       4,600                Leased           Component products
Adelaide, Australia                     3,700                Owned            Component products

                                      181,502


The Company continues to invest for the future with capital expenditures of (pound) 2.2 million and research and development expenditures of (pound) 1.6 million during the year ended December 31, 2000.


Item 3.  Legal Proceedings

From time to time, the Company is involved in routine litigation incidental to its business. The Company is not party to any pending or threatened legal proceeding, which the Company believes would have a material adverse effect on the Company's results of operations or financial condition.

Item 4.  Control of Registrant

                             PRINCIPAL SHAREHOLDERS

The following table furnishes information as to the beneficial ownership of the outstanding Voting Ordinary Shares by (i) each person known by the Company to beneficially own more than 10% of the outstanding Voting Ordinary Shares and
(ii) all directors and officers of the Company as a group.


                                                          Amount of Beneficial
                                                                Ownership
                                                          ---------------------
                                                          Number of   Percentage
                                                            Shares       Owned
                                                          ---------   ----------

Principal Shareholders
Apax Funds Nominees Ltd                                   3,102,777      68.37
All directors and officers as a group(1) (3 persons)      3,432,831      75.65

(1) Includes 3,102,777 Voting Ordinary Shares owned by funds advised by Apax. A non-executive director of the Company is a director of Apax Partners & Co. Strategic Investors Limited and Apax Partners & Co. Ventures Limited. The non-executive director disclaimed beneficial ownership of the shares held by funds advised by Apax.



Item 5.  Nature of Trading Market


The Company's Series A Senior Notes due 2008 (the "Notes") are eligible for trading in the Private Offering, Resale and Trading through Automated Linkages (PORTAL) Market, the National Association of Securities Dealers' screen based, automated market for trading of securities eligible for resale under Rule 144A. The Company does not intend to list the Notes on any national securities exchange other than the Luxembourg Stock Exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. Accordingly, no assurance can be given that an active market will develop for any of the Notes or as to the liquidity of the trading market for any of the Notes. If a trading market does not develop or is not maintained, holders of the Notes may experience difficulty in reselling such Notes or may be unable to sell them at all. If a market for the Notes develops, any such market may be discontinued at any time. If a trading market develops for the Notes, future trading prices of such Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Company, the Notes may trade at a discount from their principal amount.


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

If the above requirements are not satisfied, interest will be paid under deduction of income tax at the lower rate subject to any direction to the contrary by the Inland Revenue in respect of any relief, which may be available pursuant to the provisions of any applicable double taxation treaty.

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

Item 8.  Selected Historical Consolidated Financial Information and Other Data


The following table presents as of the dates and for the periods indicated selected historical consolidated financial information of the Company. The historical consolidated financial information of United Texon Limited for years ended December 31, 1996 and 1997 and of Texon International plc for the years ended December 31, 1997, 1998, 1999 and 2000 has been derived from the audited consolidated financial statements of the Company (including the Machinery business) included elsewhere herein.

The information contained in the following tables should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's historical Consolidated Financial Statements and related notes included elsewhere in this document.

The selected historical consolidated statement of operations data for the five-year period ended December 31, 2000 reflects the results of operations of the Materials business only. Historical consolidated information set forth in the table under "Other Data" for these periods also reflects the results of the Materials business only. The Texon International plc historical consolidated balance sheet data as of December 31, 2000, 1999, 1998 and 1997 reflects the financial position of the Materials business only. Historical consolidated balance sheet data for all other periods reflect the financial position of both the Materials business and the Machinery business as U.K. GAAP does not require the restatement of prior year balance sheets for discontinued operations.

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

The Company prepares its Consolidated Financial Statements in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. These differences have a material effect on net income/(loss) and the composition of shareholder's deficit and are summarized in Note 30 to the Consolidated Financial Statements of the Company included elsewhere in this document.

                   SELECTED HISTORICAL CONSOLIDATED FINANCIAL
                           INFORMATION AND OTHER DATA


                                                       United                  Texon International plc
                                                       Texon
                                                      Limited
                                                    ----------   --------------------------------------------------------
                                                    Historical
                                                    ----------

                                                    Year Ended    Year Ended     Year ended   Year ended    Year ended
                                                     December     December 31,    December     December      December
                                                     31, 1996        1997         31, 1998     31, 1999      31, 2000
                                                    ----------    -----------    ----------   ----------    ----------
                                                                     (Pounds sterling in thousands)

Statement of Operations Data:
Amounts in accordance
   with U.K. GAAP:
   Sales turnover(a)........................         128,602        122,343       110,880       126,627       151,586
   Cost of goods sold.......................          84,321         79,802        72,193        84,083       105,197
                                                      ------         ------        ------        ------       -------
   Gross profit.............................          44,281         42,541        38,687        42,544        46,389
   Operating expenses(b)&(c)                          28,001         32,932        26,106        29,688        34,181
                                                      ------         ------        ------        ------        ------
   Income from
     continuing operations.................           16,280          9,609        12,581        12,856        12,208
   Exceptional items(c)....................                -              -           957         1,000         1,000

Loss  on   sale   of   discontinued
activities                                                 -              -             -             -          (361)
   Income before taxes
     and interest...........................          16,280          9,609        13,538        13,856        12,847
                                                     -------        -------       -------       -------       -------
   Interest expense, net....................          10,044         10,199         9,147        10,532        11,345
   Amortization of
     deferred financing costs(f)............               -              -           682           788           827
                                                     -------        -------       -------       -------       -------
   Income before taxes
     and minority interests.................           6,236           (590)        3,709         2,536           675
   Income tax expense.......................           2,387          1,492         1,303         1,754         3,134
                                                     -------        -------       -------       -------       -------

   Income/(loss) before minority
     Interests..............................           3,849         (2,082)        2,406           782        (2,459)
   Minority interests in
     (earnings)/losses(g)...................            (293)          (305)         (184)         (206)         (234)
                                                     -------        -------       -------       -------       -------
   Net income/(loss)

     continuing operations..................           3,556         (2,387)        2,222           576        (1,496)
   Net income/(loss)
     discontinued operations................          (4,285)        (1,931)            -             -        (1,197)
                                                     -------        -------      --------       -------       -------
   Net income/(loss)........................            (729)        (4,318)        2,222           576        (2,693)
                                                     =======        =======      ========       =======       =======
Other Data:
Amounts in accordance
   With U.K GAAP:
   Depreciation and
     amortization...........................           2,161          2,355         1,910         3,500         4,653
   Capital expenditures.....................           3,188          1,722         2,038         3,720         2,184
   Ratio of earnings to
     fixed charges(e).......................             1.6x           0.9x          1.5x          1.3x          1.1x
   Shortfall of earnings to
     fixed charges..........................             -             (590)          -             -              -



See notes to Selected Historical Consolidated Financial Information and Other Data.

                                      -18-

                   SELECTED HISTORICAL CONSOLIDATED FINANCIAL
                     INFORMATION AND OTHER DATA (CONTINUED)


                                                                    Year ended      Year ended     Year ended
                                                                   December 31,    December 31,   December 31,
                                                                       1998            1999           2000
                                                                    ----------      ----------     ----------
                                                                           (Pounds sterling in thousands)

Statement of Operations Data:
Amounts in accordance with U.S. GAAP:
   Sales turnover (a).........................................         110,880         126,627        151,586
   Cost of goods..............................................          72,193          84,083        105,197
                                                                     ---------          ------        -------
   Gross profit...............................................          38,687          42,544         46,389
   Operating expenses (including amortization of
     goodwill)(b) and (c)....................................           27,435          29,942         34,883
                                                                     ---------         -------        -------
   Income from continuing operations (d)......................          11,252          12,602         11,506
   (Loss) from discontinued operations (d)....................               -               -         (1,197)
   Interest expense, net......................................           9,147          10,532         11,345
   Amortization of deferred financing costs (f)...............             682             788            827
                                                                      --------         -------       --------
   Income/(loss) before taxes and minority interests..........           1,423           1,282         (1,863)
   Income tax expense.........................................           1,277           1,783          3,253
                                                                     ---------         -------       --------

   Income/(loss) before taxes, extraordinary items and
     minority interests.......................................             146            (501)        (5,116)
   Minority interests in (earnings)/losses (g)................            (184)           (206)          (234)
                                                                     ---------        --------       --------
   Net (loss) from continuing operations......................             (38)           (707)        (5,350)
                                                                     ---------        --------       --------


Other Data:
Amounts in accordance with U.S. GAAP:
   Depreciation and amortization..............................            5,850           7,547          8,409
   Capital expenditures.......................................            2,038           3,720          2,184
   Ratio of earnings to fixed charges (e).....................              1.1x            1.1x           0.9x
   Shortfall of earnings to fixed charges.....................              -               -           (1,863)


See Notes to Selected Historical Consolidated Financial Information and Other Data.


                                      -19-

                   SELECTED HISTORICAL CONSOLIDATED FINANCIAL
                     INFORMATION AND OTHER DATA (CONTINUED)



                                          United Texon                     Texon International plc
                                             Limited
                                           ----------       -----------------------------------------------------
                                           Historical                            Historical
                                           ----------       -----------------------------------------------------

                                              As of          As of          As of          As of          As of
                                          December 31,    December 31,   December 31,    December 31,    December
                                              1996           1997           1998            1999         31, 2000
                                           ----------     -----------    -----------    -----------    -----------
                                                               (Pounds sterling in thousands)


Consolidated Balance Sheet Data:
Amounts in accordance with U.K. GAAP:
   Total assets.......................        99,386         54,315         49,927          86,024       102,008
   Total debt.........................        87,221         87,660         90,539         107,608       117,407
   Obligations under finance lease....         1,092            922          1,245           1,487         1,078
   Total shareholder's deficit........      ( 66,066)       (68,629)       (71,019)        (59,237)      (58,089)



Consolidated Balance Sheet Data:
Amounts in accordance with U.S. GAAP:
   Total assets......................................       121,346        121,250         148,668       161,120
   Total debt........................................        87,660         90,539         112,656       111,865
   Total shareholders' (deficit).....................        (1,792)       (10,336)         (2,350)       (5,218)


See Notes to Selected Historical Consolidated Financial Information and Other Data.


                                      -20-

       NOTES TO SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION AND
                                   OTHER DATA


(a) Sales turnover includes amounts from transactions with the discontinued business to reflect the total sales of the Materials business. These amounts have been eliminated in the consolidated financial statements.

(b) Operating expenses for the year ended December 31, 1997 include certain non-recurring expenses totalling (pound) 5.6 million. These expenses include (pound) 1.7 million relating to fees incurred in connection with a contemplated sale of the Materials business, the sale was abandoned by the shareholders in October 1997, (pound) 1.1 million in refinancing costs and (pound) 2.8 million as the cost of the exercise of management share options on completion of the Offering. Operating expenses for year ended December 31, 2000 include (pound) 1.2 million (1999 (pound) 0.3 million) of costs in connection with reorganisation of the business.

(c) The exceptional items for the periods ended December 31, 2000, 1999 and 1998 refer to the profit on disposal of property in Leicester, U.K. net of costs.

         The loss on sale of discontinued activities for December, 31 2000 of (pounds) 361,000 relates to the termination of the industrial business within Cornwell Components Ltd.

(d) Income from continuing operations under U.S. GAAP is arrived at after taking into account the differences relating to the amortization of goodwill, the treatment of pensions and other post-retirement benefits, the calculation of property profits, the United Texon Limited acquisition costs and the extraordinary debt extinguishment costs as set out in Note 30 to the Consolidated Financial Statements included elsewhere herein. The continuing operations portion of the goodwill amortization differences for the years ended December 31, 2000, 1999, and 1998 amount to (pound) 3,756,000 (pound) 4,047,000, (pound)
         3,940,000 and respectively. The continuing operations portion of the difference relating to pensions and post-retirement benefits for the years ended December 31, 2000, 1999, and 1998 amounts to (pound) 666,000 (pound) 2,782,000, (pound) (2,649,000) and respectively. The continuing operations portion of the difference relating to United Texon Limited acquisition costs for the year ended December 31, 1997 amounts to (pound) 500,000. The continuing operations portion of the difference relating to the extraordinary debt extinguishment costs for the year ended December 31, 1997 amounts to (pound) 1,144,000.

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

(g) The minority interest calculation is based on the income before tax (earnings) of the Foshan operation and Texon Boxflex Componentes Para Calcados Ltda.

Item 9. Managements Discussion And Analysis Of Financial Condition And Results Of Operations.

Comparison of Year ended December 31, 2000 to year ended December 31, 1999
--------------------------------------------------------------------------

Sales Turnover. Sales for the year ending December 31, 2000 were (pound) 151.6 million, an increase of (pound) 25.0 million or 19.7% when compared to 1999. On a constant currency basis sales increased by 23.1% in 2000 compared to 1999. Management believes this increase was primarily due to the full year inclusion of sales from the 1999 acquisitions together with the impact of the 2000 acquisitions of Crispin Dynamics, Boxflex and Foss Manufacturing. Crispin Dynamics acquired on February 29, 2000, had sales from the date of acquisition to December 31 of (pound) 2.4 million. The sales by Boxflex since its acquisition on March 23, 2000 were (pound) 4.1 million, while sales of Foss products since its acquisition on July 26, 2000 were (pound) 4.2 million.

Although the Company believes that footwear production in Europe continues to decline due to the transfer of production to the Far East, sales in Europe increased by 15.6% to (pound) 72.0 million mainly as a result of the full year impact of the 1999 acquisitions. Sales in Asia increased by 21.9% to (pound)
41.1 million due to the sales initiatives for stiffener products as well as strong market share gains made in China for insoles. In the Americas, sales increased by 33.9% to (pound) 24.4 million, predominantly in Brazil as a result of the Boxflex acquisition. Sales to the rest of the world increased by 13.8% or (pound) 1.7 million from the comparable period in 1999.

Insole sales for the year were static at (pound) 54.8 million for the year reflecting the difficult market conditions in Europe and North America where the Company has the majority of its insole sales. Stiffener sales increased to (pound) 32.7 million in 2000 from (pound) 27.7 million in 1999. The increase in stiffener sales is mainly due to the sales of Foss products and the full year benefit of the Boxflex acquisition. Other footwear product sales, increased by 6.3% to (pound) 15.7 million during 2000 and metal products increased to (pound)
18.2 million from (pound) 9.0 million in 2000 as a result of a full year inclusion of the Esjot businesses acquired in July 1999.

Gross Profit. Gross Profit increased to (pound) 46.4 million for the year ended December 31, 2000 from (pound) 42.5 million for the same period in 1999. The increase in gross profit in monetary terms is due to the additional sales volumes however, the gross profit to sales percentage fell from 34% in 1999 to 31% in 2000. The reasons for this decline is that the acquired businesses do not generate as high a gross profit margin as Texon's original material business. Additionally, margins in the insole business have been eroded by higher pulp prices in the year as compared to 1999 and the time lag between incurring higher raw materials prices and passing such increases onto our customers.

Marketing and Administrative expenses. Marketing and administrative expenses increased to (pound) 34.2 million for the year ended December 31, 2000 from (pound) 29.7 million for the same period in 1999. These costs have increased due to the expenses of the acquired businesses offset by a cost reduction program implemented during the year throughout the group. Excluding acquisitions, overheads for the year were (pound) 0.6 million lower than in 1999. During the year ended December 31, 2000, (pound) 1.2 million was included for exceptional reorganisation costs as compared to (pound) 0.3 million for the same period in 1999.

Profit on ordinary activities before interest. Profit on ordinary activities before interest decreased from (pound) 13.9 million for the year ended December 31, 1999 to (pound) 13.2 million for the year ended December 31, 2000. Excluding discontinued operations and one-off re-organisation costs operating profit was (pound) 15.3 million compared to (pound) 14.1 million in 1999.

Interest Expense. Interest expense including amortization of deferred financing costs increased from (pound) 11.3 million for the year ended December 31, 1999 to (pound) 12.2 million for the year ended December 31, 2000. This increase is primarily due to the new debt incurred to finance acquisitions during 1999 and 2000. Included in the interest charge is amortization of debt issuance costs of (pound) 0.8 million for 2000 and (pound) 0.8 million for 1999.

Taxation. The tax charge increased by (pound) 1.4 million to (pound) 3.1 million for the year ended December 31, 2000. This increase is due to the companies acquired during 1999 and 2000 having taxable profits as well as certain companies incurring a charge in 2000 as they fully utilised the tax losses brought forward from previous years.

Net (Loss)/Income). The net loss of (pound) 2.7 million for the year ended December 31, 2000, compares to a net income of (pound) 0.6 million for the same period of 1999. The variance was a result of the factors described above.


Comparison of Year ended December 31, 1999 to year ended December 31, 1998
--------------------------------------------------------------------------

Sales Turnover. Sales for the year ending December 31, 1999 were (pound) 126.6 million, an increase of (pound) 15.7 million or 14.2% when compared to the same period in 1998. On a constant currency basis sales increased by 13.8% in 1999 compared to 1998. Management believes this increase was primarily due to the recent acquisitions by the Company of Cornwell, Esjot, Chamberlain Phipps, and Claravon. Cornwell Industry's sales from the date of acquisition to the period ended December 31, 1999 were (pound) 7.6 million. The sales by Esjot since its acquisition on July 22, 1999 were (pound) 7.3 million, sales by Chamberlain Phipps since its acquisition in September 1999 were (pound) 1.0 million and Claravon had sales of (pound) 1.4 million since its acquisition on October 4, 1999. After subtracting the sales made by the Company's recent acquisitions, sales for the year ended December 31, 1999 were 1.4% lower than those of the similar period in 1998.

Although the Company believes that footwear production in Europe continues to decline due to the transfer of production to the Far East, sales in Europe increased by 13.8% to (pound) 62.3 million mainly as a result of the recent acquisitions. Cornwell Industries, Esjot and Chamberlain Phipps are all based in Europe and predominately sell to that market. Sales in Asia increased by 30.3% to (pound) 33.7 million due to the sales initiatives for stiffener products as well as strong market share gains made in China for insoles. In the Americas, sales declined by 12.1% to (pound) 18.2 million, predominantly in Brazil where, Management believes, the devaluation of the Real weakened the Company's competitive position as compared to local manufacturers. Sales in Australasia increased by 38.6% or (pound) 1.8 million, primarily due to the acquisition of Claravon on October 4, 1999 with sales of (pound) 1.4 million. Sales to the rest of the world increased by (pound) 0.8 million from the comparable period in 1998 due primarily to sales in India where the Company has appointed a new distributor to support the warehouse operation which commenced activity in 1998.

The Company experienced difficult trading conditions in the footwear industry during the first half of the year ended December 31,1999. However, during the second half sales levels improved with sales growth, excluding acquisitions, of 1%. Insole sales decreased by 4.9% to (pound) 52.7 million for the year reflecting the difficult market conditions in Europe and North America where the Company has the majority of its insole sales. Stiffeners sales increased to (pound) 22.9 million from (pound) 18.9 million for the same period in 1998. This increase is primarily the result of the Company increasing its' market share in sales to major athletic footwear manufacturers in Asia. Other footwear product sales declined by 9.9% to (pound) 21.5 million during 1999. These products, although sold throughout the world, hold strong positions in the UK and some European countries where footwear production has declined as a result of the weak market conditions noted above. In contrast industrial product sales increased by 3.7% to (pound) 13.2 million for the year ending December 31, 1999.

Gross Profit. Gross Profit increased to (pound) 42.5 million for the year ended December 31, 1999 from (pound) 38.7 million for the same period in 1998. The increase in gross profit was primarily a result of the higher sales from recent acquisitions made by the Company, which offset the severe price competition the Company experienced in several markets.

Marketing and Administrative expenses. Marketing and administrative expenses increased to (pound) 29.7 million for the year ended December 31, 1999 from (pound) 26.1 million for the same period in 1998. However, these costs have increased principally due to the expenses of the acquired businesses and the rental costs incurred with respect to the Leicester site. During the year ended December 31, 1999, (pound) 0.3 million was included for exceptional reorganisation costs as compared to (pound) 0.8 million for the same period in 1998.

Profit on ordinary activities before interest. Operating profit, after exceptional items, increased from (pound) 13.5 million for the year ended December 31, 1998 to (pound) 13.9 million for the year ended December 31, 1999. As a percentage of sales, profit on ordinary activities before interest excluding exceptional restructuring costs decreased from 12.9% in 1998 to 11.2% in 1999.

Interest Expense. Interest expense including amortization of deferred financing costs increased from (pound) 9.8 million for the year ended December 31, 1998 to (pound) 11.3 million for the year ended December 31, 1999. This increase is primarily due to the new debt incurred to finance the acquisition of Esjot during the year. Included in the interest charge is amortization of debt issuance costs of (pound) 0.8 million for 1999 (pound) 0.7 million for 1998.

Taxation. The tax charge increased by (pound) 0.5 million to (pound) 1.8 million for the year ended December 31, 1999, as a result of the tax position of companies acquired during the year, and tax losses in the United States that have now been consumed.

Net Income/(Loss). The net income of (pound) 0.6 million for the year ended December 31, 1999, compares to a net income of (pound) 2.2 million for the same period of 1998. The variance was a result of the factors described above.


Comparison of Year ended December 31, 1998 to year ended December 31, 1997.
--------------------------------------------------------------------------

Sales Turnover. Sales for the year ending December 31, 1998 were (pound) 110.9 million, a decline of (pound) 11.4 million or 9.4% when compared to the same period in 1997. On a constant currency basis the sales decreased by 7.1% in 1998 compared to 1997. The Company believes there are several reasons for the decline. Sales in Europe declined by 7.4% to (pound) 54.8 million partly as a result of a reduction of European footwear production exported to Russia and a retail sales drop in the UK, which has particularly affected UK footwear production. Sales in Asia declined by 2.1% to (pound) 25.9 million resulting from a continuing slowdown in the global athletic footwear market and economic uncertainty in the region. In the Americas, sales declined by 5.6% to (pound)
20.4 million, predominantly in Brazil where the Company believes that a major footwear co-operative purchased excessive quantities in 1997 and has been consuming the excess inventory throughout 1998.

Sales in Australasia fell by 19.7% or (pound) 1.3 million, on a constant currency basis, which the Company believes is a result of the reduction in import tariffs that has damaged the local footwear industry. Further evidence of the difficult trading conditions in the footwear industry during the year ended December 31,1998 is apparent by analyzing the sales by product group. Insole sales decreased by 9.8% to (pound) 55.5 million for the year. Stiffeners sales declined to (pound) 18.9 million from (pound) 20.5 million for the same period in 1997, and other footwear product sales declined by 14.7% to (pound) 23.8 million during 1998. In contrast industrial product sales increased by 2.7% to (pound) 12.7 million for the year ending December 31, 1998.

Gross Profit. Gross Profit decreased to (pound) 38.7 million for the year ended December 31, 1998 from (pound) 42.5 million for the same period in 1997. As a percentage of sales, however, the gross profit increased from 34.8% for 1997 to 34.9% in 1998. This increase was primarily due to continuing manufacturing efficiencies in the production of cellulose products and the stability of the price of pulp, the main raw material used in the production of cellulose, during 1998, more than offsetting the severe price competition the Company experienced in several markets.

Marketing and Administrative expenses. At (pound) 26.1 million for the year ended December 31, 1998, marketing and administrative expenses decreased by (pound) 6.8 million from the same period in 1997. However 1998 included (pound)
0.8 million of exceptional reorganisation costs and 1997 included (pound) 5.7 million of exceptional expenses relating to fees incurred in connection with a contemplated sale of the business, the cost of exercise of management options and refinancing costs. Excluding these exceptional costs marketing and administrative costs decreased by (pound) 1.9 million during 1998, primarily due to the reorganisation plan implemented in the second half of 1998.

Profit on ordinary activities before interest and taxation. Profit on ordinary activities before interest and taxation increased from (pound) 9.6 million for the year ended December 31, 1997 to (pound) 13.5 million for the year ended
December 31, 1998. When excluding the exceptional items, profit on ordinary activities before interest and taxation decreased by (pound) 0.9 million from the same period last year. As a percentage of sales, profit on ordinary activities before interest excluding exceptional items increased from 12.5% in 1997 to 12.9% in 1998.

Interest Expense. Interest expense including amortization of deferred financing costs decreased from (pound) 10.2 million for the year ended December 31, 1997 to (pound) 9.8 million for the year ended December 31, 1998. However, there is no direct comparison between these two periods due to the restructuring of the Company's debt through the issuance of Notes in January 1998.

Taxation. The tax charge decreased by (pound) 0.2 million to (pound) 1.3 million for the year ended December 31, 1998. The decrease is in part due to lower overseas tax charges.

Net Income/(Loss). The net income of (pound) 2.2 million for the year ended December 31, 1998, compares to a net loss of (pound) 2.4 million for the same period of 1997. The variance was a result of the factors described above.


Liquidity and Capital Resources
--------------------------------

The Company's liquidity needs will arise primarily from debt service obligations on the indebtedness incurred in connection with the Notes and Revolving Credit Facility, working capital needs and the funding of capital expenditures. Total liabilities at December 31, 2000 were (pound) 160.3 million as compared to (pound) 145.3 million at December 31, 1999, including consolidated indebtedness of (pound) 118.4 million as compared to (pound) 109.1 million at December 31, 1999, which compares to total assets of (pound) 102.2 million at December 31, 2000 and (pound) 86.0 million at December 31, 1999. The excess of liabilities over assets of (pound) 58.1 million at December 31, 2000 as compared to (pound)
59.2 million at December 31, 1999 is due to the writing off of goodwill in earlier periods.

The shareholders deficit as at December 31, 2000 was (pound) 59.2 million compared with (pound) 59.9 million as at December 31, 1999.

The Company's primary sources of liquidity are cash flows from operations and borrowings under the Company's financing agreements, which provide the Company with a (euro) 35.0 million 5 year Term Loan and a (euro) 15.0 million Revolving Credit Facility as well as several local facilities in Germany, Italy, Spain, France, China, Australia, New Zealand, Brasil and the UK.

The net cash inflow from operating activities for the year ended December 31, 2000 was (pound) 16.2 million compared to (pound) 15.1 million for the comparable period in 1999. This increase of (pound) 1.1 million is as a result of active balance sheet management. The Company had unused available banking facilities for the year ended December 31, 2000 of (pound) 3.9 million as compared to (pound) 5.1 million for the comparable period in 1999.

For the year ended  December  31, 2000 the Company had a cash outflow of (pound)
1.8 million after net interest paid of (pound) 11.8 million and taxation of (pound) 3.6 million. Purchase of assets, primarily plant and equipment acquisitions and the global implementation of an enterprise resource planning system utilising BaaN software led to a net cash outflow of (pound) 1.6 million. Acquisitions of businesses had a cash outflow of (pound) 10.2 million, while debt and equity issued to fund these acquisitions led to a cash inflow of (pound) 9.4 million.


International Operations
------------------------

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


Euro
----
Management has reviewed the implications of the single European Currency on our business and has assessed that the introduction of the Euro as a trading currency will have no material cost to our business other than through exchange rate effects.

Item 9A.  Quantitative and Qualitative Disclosures About Market Risk.


Disclosures about market risk
-----------------------------

The Company's operations are conducted by entities in many countries and the primary market risk exposures of the Company are interest rate risk and foreign currency exchange risk. The exposure to market risk for changes in interest rates relates to its debt obligations, upon which interest is paid at both short-term fixed and variable rates, and local bank borrowings, upon which interest is paid at variable rates. The Company does not use any instruments by which to hedge against fluctuations in interest rates, as it is believed that interest rates are low in the currencies in which debt is denominated and that the risk of major fluctuations in such interest rates is low.

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

Regarding currency transaction risk, fluctuations in exchange rates may affect the operating results of the Company because many of each entities costs are incurred in currencies different from the revenue currencies and there is also a time lag between incurrence of costs and the collection of related revenues. To protect against currency transaction risk the Company engages in hedging its net transaction exposure by the use of foreign exchange forward contracts to cover exposures arising from outstanding sales and purchase invoices. It has not covered outstanding sales or purchase orders unless they are firm commitments. At present hedging covers all traded currencies to which the Company is exposed and in which forward contracts may be undertaken. This includes the Euro and the U.S., Hong Kong, Australian and New Zealand Dollar. In addition the Company hedges against certain non-trading exposures by using foreign exchange forward contracts, these exposures being short-term loans between entities and interest payable (within one year) on the Senior Notes. Short-term loans may fluctuate in value depending upon the daily cash position of the various entities and may be denominated in any of the currencies stated above. Interest on the Senior Notes is payable in Euros and the Company has covered this exposure for payments due in 2000 and 2001.


Exchange Rate Sensitivity
-------------------------

The table below provides information as at December 31, 2000 about the Company's derivative financial instruments and other financial instruments by functional currency and presents such information in Sterling equivalents. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including foreign currency forward exchange agreements and foreign currency denominated credit and debt obligations. For credit and debt obligations, the table presents principal cash flows by expected maturity dates. For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates all of which are in 2001. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

                                            Book or contract
                                                       Value        Fair Value
                                            ----------------        ----------

(GBP Equivalent in thousands)

(Liabilities)/Assets

GBP Functional Currency:

Interest on debt (DEM)                              (7,862)           (7,803)

Short term affiliate loans
       (EUR)                                        (3,793)           (3,793)
       (USD)                                        (3,705)           (3,705)
       (NZD)                                          (163)             (163)

Trading transactions
       (EUR)                                        (1,094)           (1,094)
       (USD)                                         1,710             1,710

AUD Functional Currency:

Trading transactions
       (EUR)                                          (168)             (168)
       (GBP)                                          (499)             (499)
       (USD)                                          (352)             (352)

EUR Functional Currency:

Trading transactions
       (GBP)                                          (313)             (313)
       (USD)                                           103               103

HKD Functional Currency:

Trading transactions
       (GBP)                                           300               300
       (USD)                                           969               969
       (NTD)                                           151               151

NTD Functional Currency:

Trading transactions
       (USD)                                           (92)              (92)
       (GBP)                                           (17)              (17)

MXP Functional Currency:

Trading transactions
       (GBP)                                          (334)             (334)
       (USD)                                          (480)             (480)

USD Functional Currency:

Trading transactions
       (EUR)                                           (89)              (89)
       (GBP)                                          (335)             (335)

The Company's exposures are covered on a net basis and the following contracts were in place at December 31, 2000, all of which are expected to mature in the year 2001

                                               Contract Value    Fair Value
                                               --------------    ----------
(GBP Equivalent in thousands)

Forward Exchange Agreements

(Receive DEM/Pay GBP)
Contract amount                                      7,862           7,803
Average contractual exchange rate                     3.12

(Receive EUR/Pay GBP)
Contract amount                                      3,673           3,793
Average contractual exchange rate                     1.65

(Receive USD/Pay GBP)
Contract amount                                      3,801           3,705
Average contractual exchange rate                     1.46

(Receive NZD/Pay GBP)
Contract amount                                        157             163
Average contractual exchange rate                     3.50

Receive GBP/Pay HKD)
Contract amount                                        (69)            (67)
Average contractual exchange rate                    11.30

(Receive GBP/Pay EUR)
Contract amount                                     (2,795)         (2,867)
Average contractual exchange rate                     1.64

(Receive GBP/Pay AUD)
Contract amount                                       (915)           (907)
Average contractual exchange rate                     2.67

(Receive GBP/Pay USD)
Contract amount                                     (1,954)         (1,893)
Average contractual exchange rate                     1.44

(Receive GBP/Pay CAD)
Contract amount                                       (141)           (139)
Average contractual exchange rate                     2.20


Interest Rate Sensitivity
-------------------------

The table below provides information as at December 31, 2000 about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates all of which are during 2001. The information is presented in Sterling equivalents, which is the Company's reporting currency.

                                                 Book Value          Fair Value
                                                 ----------          ----------

(Liabilities)
(GBP Equivalent in thousands)

Debt:

Variable Rate (GBP)                                (6,711)             (6,711)
Average interest rate                                8.10%

Variable Rate (EUR)                               (28,977)            (28,977)
Average interest rate                                6.62%

Variable Rate (USD)                                  (546)               (546)
Average interest rate                               11.63%

Variable Rate (AUD)                                (1,751)             (1,751)
Average interest rate                                6.79%

Variable Rate (BRC)                                  (449)               (449)
Average interest rate                               21.00%

Variable Rate (NTD)                                   (73)                (73)
Average interest rate                                8.10%

No instruments used.



Impact of Price Fluctuations of Raw Materials on Results of Operations.
----------------------------------------------------------------------

The Company purchases most of the raw materials for its products on the open market, and the Company's sales may be affected by changes in the market price of such raw materials. The Company does not generally engage in commodity hedging transactions for such raw materials. There can be no assurance that the Company will be able to pass on increases in the price of raw materials to its customers in the future, on a timely basis or at all. The results of the operations of the Company have in the past been affected by fluctuations in the price of the primary raw material, wood pulp, for its cellulose insoles. Wood pulp represented 17% of the Company's raw materials costs in 2000 as compared to 21% in 1999 and 11% in 2000 as compared to 13% in 1999 of the Company's total cost of sales. Additionally, significant increases in the price of the Company's products, due to increases in the cost of raw materials, could have a negative effect on demand for its products and a material adverse effect on the Company's business, financial condition and results of operations.

Risks of Environmental Liabilities.
----------------------------------

The Company's facilities, several of which have been operated as industrial establishments for long periods of time, are subject to comprehensive environmental laws and requirements, including those governing discharges to the air and water, the handling of disposal of solid and hazardous substances and wastes and remediation of contamination associated with the release of hazardous substances at the Company's facilities and offsite disposal locations. The Company has made, and will continue to make, expenditures to comply with such laws and requirements. The Company believes that it will not require material capital expenditures to comply with applicable environmental laws during 2001 or in the foreseeable future. However, future events, such as changes in existing laws and regulations or the discovery of contamination at the Company's facilities, adjacent sites or offsite waste disposal locations, may give rise to additional compliance or remediation costs which could have a material adverse effect on the Company's results of operations or financial condition. Moreover, the nature of the Company's business exposes it to some risk of claims with respect to environmental matters, and there can be no assurance that the material costs or liabilities will not be incurred in connection with any such claims.

Item 10.   Management

Directors and Executive Officers of the Company
-----------------------------------------------

The Company's executive directors and other executive officers hold office on such terms as are approved by the Remuneration Committee of the Board of Directors or by the Board of Directors. The Company's non-executive directors hold office in accordance with the Shareholders Agreement entered into among the Company's shareholders and the Company.

The following sets forth the names and ages of each of the Company's directors and executive officers and the positions they hold as of December 31, 2000:


Directors and Executive Officers
--------------------------------

Name                            Age       Position
----                            ---       ---------
Peter Selkirk                   45        Chief Executive and Director
Neil Fleming                    45        Finance Director and Company Secretary
Kevin Cochrane                  56        General Manager - Americas
Robert Reid                     47        General Manager - Europe
Keith Maxted                    51        General Manager - Asia
Neil Eastwood                   64        Director of Insole Operations
Terry Pee                       57        Director of Stiffener Operations
Timothy Wright                  37        Non-executive Director

Set forth below is a brief description of the business experience of each director and executive officer:

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

Mr. Cochrane joined the Company in 1967 and has worked in various sales and marketing and managerial positions and was appointed as Director of Sales in January 1998. In November 2000 the management structure was changed to a regional basis and Mr. Cochrane was appointed as General Manager - Americas. Mr. Cochrane has a Bachelors degree in Economics from Holy Cross College, Massachusetts and an MBA from the Wharton Business School.

Dr. Reid joined the Company in 1997 as the Director of Technology and following the change to a regional management structure in November 2000 was appointed General Manager - Europe. Dr. Reid has an extensive background in technology management gained in positions with ICI and Raychem Corporation. From 1990 to 1997 Dr. Reid was Director of Raychem Corporation's European Corporate Research Laboratories. Dr. Reid has a degree in Chemistry and a Doctorate in Polymer Chemistry from Heriot-Watt University in Edinburgh.

Mr. Maxted joined the Company in October 2000 as General Manager - Asia following a long career in the footwear industry. From 1988 onwards Mr. Maxted was Executive Vice-President of Asco Corporation, a footwear sourcing company, and was based in Hong Kong.

Mr. Eastwood joined the Company in 1980 and is responsible for the Company's cellulose operations as General Manager. He was appointed Director of Cellulose Operations in February 1997. He has previously been employed in operational and production control capacities in the textile industry. Mr. Eastwood has a Bachelor of Sciences degree in Textile Technology from Manchester University.

Mr. Pee joined the Company in September 1997, when he was appointed Operations Director of Stiffener products. Prior to joining the Company, Mr. Pee held positions both within the UK and abroad, with various manufacturing and engineering companies, including GEC. From 1988 to 1995, he was managing director of one of the product groups of APV plc involved in global manufacturing and, until September 1996 to September 1997; he held the position of managing director of GEA in South Africa.

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


Item 11.  Compensation of Directors and Officers.

For the year ended December 31, 2000 the aggregate compensation, including bonuses, of all directors and executive officers of the Company names above was (pound) 956,637. For the year ended December 31, 1999 (pound) 943,887, and for the year ended December 31, 1998, the aggregate amount set aside by the Company to provide pension, retirement or similar benefits to those directors and executive officers was approximately (pound) 1,105,446.


Item 12. Options to Purchase Securities From Registrant or Subsidiaries

Senior Management holds approximately 8.5% of the outstanding Voting Ordinary Shares of the Company. Senior Management have been granted options to acquire a further 4.3% of the outstanding Voting Ordinary Shares from the Company's institutional investors. The options have been granted in respect of 160,000 A Shares of (pound) 1 at an exercise price of (pound) 8.75 per A Share. The options will lapse on December 21, 2004 if not exercised prior to that date. All of the options have been granted to Senior Management. Furthermore, certain employees of the Company, including Senior Management, may be allotted options to acquire up to 240,000 A Shares from institutional investors.

Item 13.  Interest of Management in Certain Transactions.

Certain Texon International plc Shareholders have had commercial relations with group companies. As a consequence, fees have been paid to the Shareholders for providing the services of directors, banking services and strategic advice. The Chase Manhattan Bank is the Group corporate banker and a Shareholder. Apax Partners & Co. Strategic Investors Limited and Apax Partners & Co. Ventures Limited is a shareholder.

Transactions with related parties during the period (excluding interest paid in the normal course of business) including fees are as follows:

                                                    Year ended        Year ended
                                                  December 31,      December 31,
                                                          1999              2000
                                                  ------------      ------------
                                                   (pound) 000       (pound) 000

Fees for director's services..............              20                 20
Banking and strategic advice..............             202                128
Debt issuance.............................             557                  -
Rent paid.................................              13                 13
                                                     -----              -----
                                                       792                161
                                                     =====              =====

Amounts included within creditors in respect of related parties totalled at December 31, 2000 (pound) 55,000 and (pound) 46,000 at December 31, 1999. There are no prepayments in respect of related parties at December 31, 2000 or December 31, 1999.

Texon International plc paid the following amounts to related parties: Chase Manhattan Bank. (pound) nil in 2000 and (pound) 557,000 in 1999, The Group also incurred agency, guarantee and commitment fees of (pound) 128,000 in 2000 and (pound) 202,000 in 1999 which were payable to Chase Manhattan Bank as the Group's corporate banker.


P. E. Selkirk and J. N. Fleming, who are directors of the company, have an agreement with the other shareholders whereby each may acquire from the other shareholders up to 80,000 A ordinary voting shares at a price of (pound) 8.75 per share. The options are only exercisable only in anticipation of and conditional upon a sale of the Company or an initial public offering of the Company's equity securities, and will lapse on December 21, 2004 if not exercised prior to that date. In addition, options over a further 240,000 A ordinary shares are available for allocation, on a basis to be determined by the Remuneration Committee, to employees or prospective employees of the Group on the same terms as those described above.


Continuing relationship with a business owned by the Shareholders
-----------------------------------------------------------------

Warranties have been given by United Texon Limited regarding the shares being sold and provisions regulating aspects of the ongoing relationship between United Texon Limited and USM Group Holdings Limited. These include (i) provisions dealing with the sharing of historic insurance coverage, (ii) mutual undertakings not to compete for three years, and (iii) an undertaking by the parties to determine an appropriate mechanism for splitting the UK pension scheme which has now been satisfactorily resolved.

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



Item 18.  Financial Statements

See Page F-1


Item 19.  Financial Statements and Exhibits


(a)    The following financial statements are filed as part of this Form 20-F:


       (1)   Consolidated profit and loss accounts..........................F-2
       (2)   Consolidated balance sheets....................................F-3
       (3)   Consolidated cash flow statements..............................F-4
       (4)   Reconciliation of net cash flow to movement in net debt........F-5
       (5)   Consolidated statement of total recognized gains and losses....F-6
       (6)   Reconciliation of movements in total shareholders' deficit.....F-7
       (7)   Notes to the consolidated financial statements.................F-8


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
10.4 Credit Agreement, dated January 28, 1998, among the Company, Chase Manhattan plc, The Chase Manhattan Bank and the other Lenders party thereto.*
10.5 Employment Agreement, dated January 30, 1998, between the Company and Peter Selkirk.*

Exhibit           Description
-------           -----------

10.6 Employee Agreement, dated January 30, 1998, between the Company and Neil Fleming. *
10.7 Employment Agreement, dated July 29, 1997, between the Company and Kevin Cochrane.*
10.8 Employment Agreement, dated July 29, 1997, between the Company and Neil Eastwood.*
10.9 Employment Agreement, dated as of September 2, 1997, between the Company and Terry Pee.*
10.10 Employment Agreement, dated May 26, 1998 between the Company and Terry Pee.*
10.11 Option Agreement of Peter Selkirk relating to the A Shares dated December 23, 1997. *
10.12 Option Agreement of Peter Selkirk and Neil Fleming relating to the B Shares dated December 23, 1997. *
10.13 Business Acquisition Agreement between British United Shoe Machinery Limited and DMWSL 189 Limited and related agreements dated July 29, 1997.*
10.14 Business Sale Agreement between Deutsche Vereinigte Schumaschinen GmbH & Co and DVSG Engineering und Patentverwaltungs GmbH dated July 29, 1997. *
10.15 Business Sale Agreement between DVSG Engineering und Patentverwaltungs GmbH and DVSG Service GmbH dated July 29, 1997. *
10.16             Business Sale Agreement between USM Espana S.L. and
                  Maquinaria USM S.L. dated July 29, 1997.  *
10.17 Business Acquisition Agreement between USM Taiwan Limited and Texon Taiwan Limited dated December 1997.*
10.18 Bill of Sale, Assignment and Assumption Agreement between USM Texon Materials Inc. and United Shoe
                  Machinery Corporation and related agreements dated July 29, 1997. *
10.19 Assets Sale Agreement between USM Asia Limited and Texon (H.K.) Limited dated July 29, 1997.*
10.20             Share Purchase  Agreement  between DVSG Holding GmbH and
                  DVSG Beteiligungs und Verwaltungs GmbH dated July 29, 1997.*
10.21             Share Sale Agreement between USM Holding GmbH and
                  Texon Verwaltungs GmbH Gr. Dated July 29, 1997.*
10.22             Share Sale Agreement between USM Texon Limited and
                  Texon Verwaltungs GmbH. Gr dated July 29, 1997. *
10.23 Share Sale Agreement between USM International Limited and DVSG Administration GmbH relating to the entire issued share capital of DVSG Service GmbH.*
10.24 Share Sale Agreement between USM International Limited and DVSG Administration GmbH. Relating to the entire issued share capital of DVSG Beteilgungs und Verwaltungs GmbH. *
10.25 Share Sale Agreement between USM Benelux B.V. and USM Texon Limited relating to the entire issued share capital of USM Holding GmbH dated December 23, 1997. *
10.26             Share Transfer  Agreement between Texon France S.A. and
                  USM International Limited dated December 24, 1997 and related agreement.*
10.27 Share Purchase Agreement between USM Benelux B.V and USM International Limited relating to the issued share capital of USM Asia Limited dated July 29, 1997. *
10.28 Share Transfer Agreement between USM Benelux B.V. and USM International Limited related to the entire issued share capital of USM Taiwan Limited dated July 29, 1997.*
10.29             Share Transfer Agreement between USM Benelux B.V and
                  USM Texon Limited dated December 23, 1997.*

10.30 Share Transfer Agreement between USM International Limited and Texon Materiales S.L.*
10.31             Share Transfer Agreement between USM Texon Limited and
                  El Manto de Elias S.L.*
10.32             Share Transfer Agreement between Texon Overseas and
                  USM International Limited relating to the entire holding of Texon Overseas in USM Far East Australia Pty
                   Limited dated July 29, 1997.  *
10.33             Share Transfer  Agreement  between United Texon plc and
                  USM International Limited relating to the entire issued share capital of 3138933 Canada Inc. dated
                  July 29, 1997.*
10.34 Share Transfer Agreement between USM Texon Limited and USM International Limited relating to the entire issued share capital of Samco Strong Limited dated July 29, 1997. *
10.35 Share Transfer Agreement between United Texon plc and USM International Limited relating to the entire issued share capital of USM Corporation and related agreements dated
                  July 29, 1997.*
10.36 Share Transfer Agreement between USM Benelux B.V. and United Texon plc relating to the entire issued share capital of USM Corporation and related agreements dated July 29, 1997. *
10.37 Share Transfer Agreement between Texon Overseas and USM International Limited relating to the entire issued share capital of USM Korea Limited dated July 29, 1997. *
10.38 Share Transfer Agreement between USM Benelux B.V. and USM International Limited relating to the entire issued share capital of USM Asia Limited dated July 29, 1997. *
10.39 Share Transfer Agreement between USM Benelux B.V. and USM International Limited relating to the entire issued share capital of USM do Brasil Industria e Comercio SA dated July 29, 1997. *
10.40 Exclusive Distributor Agreement between British United Shoe Machinery Co. Limited and United Shoe
                  Machinery of Australia Pty. Ltd dated July 29, 1997.
10.41 Exclusive Distributor Agreement between British United Shoe Machinery Limited and USM Korea Limited dated July 29, 1997. *
10.42 Exclusive Distributor Agreement between Texon (H.K.) Limited and USM Korea Limited. *
10.43 Exclusive Distributor Agreement between British United Shoe Machinery Limited and United Shoe Machinery
                  (Thailand) Co. Ltd. Dated July 29, 1997.  *
10.44 Non-Exclusive Distributor Agreement between USM Texon Materials Inc. and USM Canada Ltd. Dated August 8, 1997.*
10.45             Non-Exclusive Distributor Agreement between Texon France
                  S.A. and USM France S.A. dated July 29, 1997.*
10.46             Non-Exclusive Distributor  Agreement  between DVSG
                  Engineering und Patentverwaltungs GmbH and Deutsche Vereinigte Schumaschinen GmbH & Co. dated July 29, 1997.*
10.47 Non-Exclusive Distributor Agreement between United Shoe Machinery Corporation and USM Texon Mexico S.A.*
10.48 Non-Exclusive Distributor Agreement between Texon Materiales S.L. and Maquinaria USM, S.L. dated July 29, 1997. *
10.49 Non-Exclusive Distributor Agreement between Samco Strong Limited and United Shoe Machinery of Australia Pty. Ltd.
                  Dated July 29, 1997.  *
10.50 Non-Exclusive Distributor Agreement between Texon Taiwan Limited and USM Taiwan Limited. *
10.51             Sole Agency  Agreement  between Texon (H.K.) Limited and
                  USM Far East  Australia  (PTY) Limited dated July 29, 1997.*
10.52             Cost Sharing Agreement between Texon France S.A. and USM
                  France S.A.*
10.53 Cost Sharing Agreement between USM Taiwan Limited and Texon Taiwan Limited dated December 10, 1997. *

10.54 Services Agreement between USM Texon Oesterreich Gesellschaft M.b.H and USM Oesterreich Maschinenhandelsgesellschaft dated December 1, 1997.*
10.55 Service Agreement between DMWSL 189 and British United Shoe Machinery Limited dated July 29, 1997. * 10.56 Services Agreement between DVSG Engineering und Patentverwaltungs GmbH and Deutsche Vereinigte Schumaschinen GmbH & Co.
                  relating to the provision of services/premises at Pirmasens dated July 29, 1997. *
10.57 Services Agreement between Deutsche Vereinigte Schumaschinen GmbH & Co. and DVSG Engineering und Patentverwaltungs GmbH relating to the provision of services/premises at Frankfurt am Main dated July 29, 1997.*
10.58 Services Agreement between Texon Materiales S.L. and Maquinaria USM, S.L. dated July 29, 1997. *
10.59 Services Agreement between USM Texon Materials Inc. and United Shoe Machinery Corporation dated June 30, 1997. *
10.60 Computing Services Agreement between USM Texon Materials Inc. and United Shoe Machinery Corporation dated June 30, 1997.*
10.61             Services Agreement between USM Asia Limited and
                  Texon (H.K.) Limited.*
10.62             Services Agreement between USM Far East Australia Pty Ltd.
                  and Texon (H.K.) Limited.*
10.63 Sub-Lease Agreement between USM Texon Materials Inc. and USM Corporation dated May 1, 1997.*
10.64             Contribution and Assumption Agreement  between USM
                  Corporation and USM Texon Materials Inc. dated June 27, 1997.*
10.65 Joint Venture Contract between Foshan Arts & Crafts Industry Corporation and USM (China Holdings) Ltd. *
10.66 Agreement between USM Texon Limited and British United Shoe Machinery Co. Limited relating to the surrender of group relief, dated December 23, 1997. *
10.67 Agreement between USM Texon Limited and Samco Strong Limited relating to the surrender of group relief dated December 23, 1997. *
10.68             Sale and Lease Agreement between USM Texon Limited,
                  377 Leicester Limited and Texon UK Limited dated June 30,
                  1998 ***
10.69             Sale and Purchase Agreement between Texon UK Limited and
                  USM Texon Limited dated June 30, 1998 ***
10.70             Lease  between 337  Leicester  Limited,  Texon UK
                  Limited and Anglo Irish Bank Corporation plc dated
                  October 9, 1998 ***
10.71 Sale and Purchase Agreement among David J Grier and others as Vendors and Texon UK Limited as Purchaser, dated
                  March 12, 1999 ****
10.72             Sale and Purchase Agreement between Rosenkranz & Krause
                  GmbH & Co., as vendor, Texon Mockmuhl, as purchaser, and the Company, as guarantor, dated
                  July 22, 1999 *****
10.73 Term and Revolving Facilities Agreement, dated July 22, 1999, among the Company, United Texon Limited , certain other companies in the Texon Group, Chase Manhattan Bank plc, The Chase Manhattan Bank, BHF Bank AG and Chase Manhattan International Limited *****
10.74 Composite Debenture, dated July 22, 1999, among United Texon Limited, certain other companies in the Texon Group and Chase Manhattan International Limited *****
10.75 Agreement for Sale of Certain Parts of the Business and Assets, by and among Chamberlain Phipps Materials Limited, as seller, Texon (UK) Limited, as buyer, and Newgrange Group, L.L.C., as guarantor, dated September 4, 1999 ******
10.76 Share Sale Agreement, by and among Clarks Shoes Australia Limited, as vendor, and Texon Australia Pty Limited, as purchaser, dated October 11, 1999 ******

10.77             Business sale Agreement, by and among British United Shoe
                  Machinery Co. Limited, as seller, USM Group Limited, as
                  guarantor, and Texon UK Limited, as purchaser, dated February
                  29, 2000. *******
10.78             Quotas Purchase  Agreement,  by and among Texon Italia S.P.A., as purchaser,  and Fleckstan  Participacoes  Ltda.,
                  Martinho Fleck and Iloide Fleck, as sellers, dated as of
                  March 20, 2000. *******
10.79             Umbrella  Agreement  for the Sale and Purchase of the business and assets of Foss  Manufacturing  Company Inc. and its
                  subsidiary  companies,  dated July 26, 2000,  between Texon
                  International  plc, as purchaser, and Foss Manufacturing
                  Company Inc., as seller. ********
10.80             USA  Agreement  for the Sale and  Purchase of the US business and assets of Foss  Manufacturing Company Inc., dated July 26,
                  2000, between Texon USA Inc., as purchaser, and Foss
                  Manufacturing Company  Inc., as seller. ********
10.81             French Agreement  for the Sale and  Purchase  of the French
                  business  and  assets of Foss  Manufacturing Company Inc.
                  and its subsidiary  companies,  and all of the  share
                  capital of SCI Lambiotte Immobiliere, dated July 26, 2000, between Texon France S.A., as purchaser, and Lambiotte Foss
                  S.A., as seller. ********
10.82             Distribution  Agreement,  dated July 26, 2000, between
                  Texon USA Inc. and Foss Manufacturing  Company Inc.
                  ********
10.83             Patent, Know-How and Trademark Licensing Agreement, dated
                  July 26, 2000, between Texon International plc and Foss
                  Manufacturing Company Inc. ********
10.84             Assignment of Patents, Know-How and Trademarks, dated July 26,
                  2000,  between Texon  International plc and Foss Manufacturing
                  Company Inc. ********
16                Letter re Change in Certifying Accountant**
21                List of Subsidiaries of the Registrant*


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

*******  Incorporated  by  reference to the  exhibits  filed with the  Company's
         Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2000.

******** Incorporated by reference to the  exhibits  filed with the  Company's
         Current Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2000.

                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                        Texon International plc
                                                        ........................
                                                              (Registrant)



Date April 30, 2001                                    By:   /s/ J. Neil Fleming
                                                       .........................
                                                       J. Neil Fleming
                                                       Finance Director and
                                                       Chief Accounting Officer

                             TEXON INTERNATIONAL plc

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and the Shareholders of Texon International plc:

We have audited the consolidated financial statements for the years ended December 31, 2000, December 31, 1999 and December 31, 1998 on pages F-2 to F-57. These consolidated financial statements are the responsibility of the management of Texon International plc. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

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

In our opinion the consolidated financial statements, referred to above present fairly in all material respects the consolidated financial position of Texon International plc and its subsidiaries as of December 31, 2000 and December 31, 1999 and the consolidated results of operations and cash flows of Texon International plc for the three years ended December 31, 2000, December 31, 1999 and December 31, 1998 in conformity with Generally Accepted Accounting Principles in the United Kingdom.

Generally Accepted Accounting Principles in the United Kingdom vary in certain significant respects from Generally Accepted Accounting Principles in the United States. Application of Generally Accepted Accounting Principles in the United States would have affected the results of operations for the years ended December 31, 2000, December 31, 1999 and December 31, 1998 and shareholders' equity as of December 31, 2000 and December 31, 1999 to the extent summarized in
Note 30 to the consolidated financial statements.





DELOITTE & TOUCHE
Chartered Accountants and Registered Auditors
1 Woodborough Road
Nottingham
NG1 3FG

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT



                                                                       Year ended       Year ended        Year ended
                                                                        December         December          December
                                                            Notes       31, 1998         31, 1999          31, 2000
                                                           -------    ------------      ----------        -----------
                                                                       (pound)000       (pound)000        (pound)000
Sales turnover
     Acquisitions....................................                          -           17,261            10,655
     Continuing operations...........................                    110,880          109,366           138,838
     Discontinued operations.........................                          -                -             2,093
                                                                        --------         --------           -------
                                                              4          110,880          126,627           151,586
     Cost of sales
     Acquisitions....................................                          -          (12,624)           (7,261)
     Continuing operations...........................                    (72,193)         (71,459)          (95,511)
     Discontinued operations.........................                          -                -            (2,425)
                                                                        --------         --------           -------
                                                                         (72,193)         (84,083)         (105,197)
     Gross profit/(loss)
     Acquisitions....................................                          -            4,637             3,394
     Continuing operations...........................                     38,687           37,907            43,327
     Discontinued operations                                                   -                -              (332)
                                                                        --------         --------           -------
                                                                          38,687           42,544            46,389
Marketing and administrative expenses
     Acquisitions....................................                          -           (3,456)           (2,315)
     Continuing operations...........................                    (26,106)         (26,232)          (31,362)
     Discontinued operations.........................                          -                -              (504)
                                                                        --------         --------           -------
                                                              5          (26,106)         (29,688)          (34,181)

Operating profit/(loss)                                       7
     Acquisitions...................................                           -            1,181             1,079
     Continuing operations...........................                     12,581           11,675            11,965
     Discontinued operations.........................                          -                -             (836)
                                                                        --------         --------           -------
                                                                          12,581           12,856            12,208

(Loss) on termination of discontinued activities.....         6b               -                -             (361)
Profit on disposal of property of continuing operations       6a             957            1,000             1,000
                                                                        --------         --------           -------
Profit/(loss) before interest and taxation...........         7
     Acquisitions....................................                          -            1,181             1,079
     Continuing operations...........................                     13,538           12,675            12,965
     Discontinued operations.........................                          -                -            (1,197)
                                                                        --------         --------           -------
                                                                          13,538           13,856            12,847

Interest receivable and similar income...............                        160              336               148
Interest payable and similar charges.................         8           (9,989)         (11,656)          (12,320)
                                                                        --------         --------           -------
Profit on ordinary activities before taxation........                      3,709            2,536               675
Taxation on profit on ordinary activities............         10          (1,303)          (1,754)           (3,134)
                                                                        --------         --------           -------
Profit/(loss) on ordinary activities after taxation                        2,406              782            (2,459)
Minority equity interests............................         21            (184)            (206)             (234)
                                                                        --------         --------           -------
Net profit/(loss) for the financial year.............                      2,222              576            (2,693)
                                                                        --------         --------           -------
Non-equity preference dividend.......................         19          (2,600)               -                 -

Finance charges in respect of non-equity shares               19               -           (4,657)           (4,016)
                                                                        --------         --------           -------
Retained (loss) for the financial year for equity
     shareholders....................................         20            (378)          (4,081)            (6,709)
                                                                        ========         ========           ========

The accompanying notes are an integral part of these consolidated financial statements.

                            TEXON INTERNATIONAL plc
                          CONSOLIDATED BALANCE SHEETS

                                                             As of December    As of December
                                              Notes              31,1999           31,2000
                                              -----          --------------    ---------------
                                                                (pound)000        (pound)000
FIXED ASSETS
Intangible Assets...........................   12                 12,707             22,034
Tangible assets ............................   11                 20,973             22,071
Investments ................................   13                     14                  1
                                                                 -------            -------
                                                                  33,694             44,106

CURRENT ASSETS
Stocks .....................................   14                 21,466             22,292
Debtors due within one year.................   15                 26,491             33,167
Debtors due after one year .................   15                  3,348              1,606
Cash at bank and in hand ...................                       1,025                837
                                                                 -------            -------
                                                                  52,330             57,902

CREDITORS
Amounts falling due within one year.........   16                (40,391)           (48,815)
                                                                 -------            -------
NET CURRENT ASSETS..........................                      11,939              9,087
                                                                 -------            -------
TOTAL ASSETS LESS CURRENT
LIABILITIES ................................                      45,633             53,193

CREDITORS
Amounts falling due after more than.........
one year ...................................   16                (97,832)          (104,504)
Provisions for liabilities and charges......   18                 (7,038)            (6,778)
                                                                --------           --------
NET LIABILITIES ............................                     (59,237)           (58,089)
                                                                ========           ========

CAPITAL AND RESERVES
Called up share capital ....................   19                  9,120              9,973
Share premium ..............................   20                 46,800             49,276
Profit and loss account ....................   20               (123,059)          (129,746)
Premium on redemption reserve ..............   20                  7,257             11,273
                                                                --------           --------
Shareholders' (deficit)/funds
Equity interests ...........................                    (119,139)          (125,248)
Non-equity interests .......................                      59,257             66,024
                                                                 (59,882)           (59,224)
                                                                --------           --------
Minority equity interests ..................   21                    645              1,135
                                                                --------           --------
                                                                 (59,237)           (58,089)
                                                                ========           ========

The accompanying notes are an integral part of these consolidated financial statements.

                            TEXON INTERNATIONAL plc
                       CONSOLIDATED CASH FLOW STATEMENTS

                                                                Year ended             Year ended         Year ended
                                                               December 31,           December 31,       December 31,
                                                  Notes            1998                   1999               2000
                                                  -----        ------------           ------------       ------------
                                                                (pound)000             (pound)000         (pound)000

Net Cash Inflow from Operating Activities...       (26a)            10,144               15,099              16,190
Returns on Investments and Servicing of
     Finance ...............................       (26b)           (14,767)             (11,029)            (11,837)
Taxation ...................................                        (1,420)              (2,538)             (3,667)
Capital Expenditure and Financial
     Investment ............................       (26b)             2,211               (3,263)             (1,634)
Acquisitions and Disposals .................
Acquisition of United Texon Limited ........       (26b)           (23,455)                   -                   -
Acquisitions of businesses .................       (26b)              (545)             (24,077)            (10,195)
                                                                  ---------            ---------           ---------
Cash (Outflow) before use of liquid
     resources .............................                       (27,832)             (25,808)            (11,143)

Financing Increase in debt .................       (26b)            24,462               25,468               9,380
                                                                  ---------             --------           ---------
(Decrease) in Cash .........................                        (3,370)                (340)             (1,763)
                                                                  =========             ========           =========

The accompanying notes are an integral part of these consolidated financial statements.

                            TEXON INTERNATIONAL plc
            RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT


                                                                Year ended         Year ended        Year ended
                                                               December 31,       December 31,      December 31,
                                                  Notes            1998               1999              2000
                                                  -----        ------------       ------------      -------------
                                                               (pound)000         (pound)000        (pound)000


(Decrease) in cash in the year..............       (26c)           (3,370)             (340)            (1,763)
Cash (outflow) from debt and lease
     financing .............................       (26b)          (24,462)           (25,468)           (9,380)
                                                                  --------         ----------         ---------
Change in net debt resulting from
     cash flows ............................                      (27,832)           (25,808)          (11,143)
Non-cash movements in debt .................                        5,223                146              (827)
Translation differences ....................                       (4,292)            12,040              (474)
Loans and finance leases acquired
     with subsidiary .......................                            -             (3,386)             (462)
Issuance of Share Capital ..................                            -                  -             3,329
                                                                  --------          ---------         ---------
Movement in net debt in the year ...........                      (26,901)           (17,008)           (9,577)
Net debt brought forward ...................                      (64,162)           (91,063)         (108,071)
                                                                  --------          ---------         ---------
Net debt carried forward ...................                      (91,063)          (108,071)         (117,648)


The accompanying notes are an integral part of these consolidated financial statements.

                            TEXON INTERNATIONAL plc
          CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES


                                                                Year ended         Year ended        Year ended
                                                               December 31,       December 31,      December 31,
                                                                   1998               1999              2000
                                                               -------------      ------------      ------------
                                                                (pound)000         (pound)000        (pound)000

Profit/(loss) for the financial year .......                         2,222                576           (2,693)
Currency translation differences on
foreign currency ...........................                        (4,924)            10,561               22
                                                                    -------            ------           -------

Total recognized (losses)/gains in the
  year .....................................                        (2,702)            11,137           (2,671)
                                                                    =======            ======           =======

The accompanying notes are an integral part of these consolidated financial statements.

                            TEXON INTERNATIONAL plc

           RECONCILIATION OF MOVEMENTS IN TOTAL SHAREHOLDERS' DEFICIT



                                                                Year ended         Year ended        Year ended
                                                               December 31,       December 31,      December 31,
                                                                   1998               1999              2000
                                                               -------------      ------------      ------------
                                                                (pound)000         (pound)000        (pound)000


Profit/(loss) attributable to members of the
Company ....................................                          2,222               576           (2,693)
Preference dividend ........................                         (2,600)                -                 -
Finance charges in respect of non-equity
  shares ...................................                              -           (4,657)           (4,016)
                                                                   --------          --------          --------
                                                                       (378)          (4,081)           (6,709)
New share capital issued ...................                            307                -             3,329
Preference dividends transferred to
  reserves .................................                              -             2,600                -
Goodwill relating to disposal of Turbel Ltd.                              5                 -                -
Premium on redemption reserve ..............                              -             4,657            4,016
Other recognized (losses)/gains relating
  to the year ..............................                         (4,924)           10,561               22
                                                                  ---------          --------          --------
Net (decrease)/increase to shareholders'
  funds ....................................                         (4,990)           13,737              658
Opening shareholders' deficit ..............                        (68,629)         (73,619)          (59,882)
                                                                  ---------          --------          --------

Closing shareholders' deficit ..............                        (73,619)         (59,882)          (59,224)
                                                                  ==========        =========         =========

The accompanying notes are an integral part of these consolidated financial statements.


                            TEXON INTERNATIONAL plc

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1        Basis of preparation of the financial statements

         During the year ended 31 December 2000 the company funded a number of acquisitions with cash generated by its operating activities and new debt. As a result of this the company has faced increasing pressures on cash throughout the year. The company met its interest payments payable in the year and post year-end, however the headroom on the latest payment was small. The group is addressing this cashflow issue through careful management of working capital and generating additional cash through selling properties within the group.

         The directors have prepared projected cash flow information for the current financial year and the first half of the following financial year (approximately 15 months from the date of approval of these financial statements). The directors have also calculated the banking covenant requirements for the period.

         On the basis of this cash flow information, the directors have formed a judgment at the time of approving the financial statements that the company will be able to trade through this period and will meet its interest payments and stay within the banking covenants. On this basis, the directors consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a failure to make the bond interest payments or a breach of any of the bank covenants.


2        Business activity and basis of presentation

         The Group formed by Texon International plc and its subsidiaries ("the Group") is engaged in manufacturing and supplying shoe materials and machinery to the footwear industry worldwide.

         Texon International plc has prepared consolidated accounts for the years ended December 31, 2000 and 1999

         Consolidated financial information

         The consolidated financial information for the years ended December 31, 2000, 1999 and 1998 relates to Texon International plc


3        Accounting policies

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

                            TEXON INTERNATIONAL plc

         c)  Basis of consolidation

         The  consolidated   financial  statements   incorporate  the  financial
         statements  of  Texon   International   plc  and  all  its   subsidiary
         undertakings for the years ended December 31, 2000, 1999 and 1998.

         The consolidated financial statements incorporate the results and assets and liabilities of each company and its subsidiaries after eliminating intercompany balances and transactions.

         d)  Sales turnover

         Sales turnover comprises the invoiced value (excluding value added tax) for the sale of products sold from stock.

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

                            TEXON INTERNATIONAL plc

         h)  Depreciation of tangible fixed assets

         Depreciation of tangible fixed assets is provided on the cost of the assets so as to write off the cost less the estimated residual value of the assets over their estimated useful lives by equal annual installments over the following periods:

                                                       Years
                                                       -----
            Freehold Buildings....................     20 to 45
            Leasehold Improvements................     Over the period of
                                                         tenure of the lease
            Leased Machinery......................     5 to 10
            Plant and Equipment...................     5 to 15
            Office Equipment......................     3 to 10
            Motor Vehicles........................     3 to 5

         Depreciation is not provided on freehold land.

         i)  Intellectual Property

         Intellectual property where recognized is included on the Balance Sheet and amortized to the profit and loss account over 5 years in equal annual installments, its estimated useful economic life.

         j)  Grants

         Grants receivable as a contribution towards expenditure on fixed assets are treated as deferred income, which is credited to the profit and loss account over the estimated economic lives of the related assets. Revenue grants received are matched, where possible, against the year in which the expenditure is occurred.

         k)  Lease commitments

         Where the Group enters into a lease, which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a 'finance lease'. The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated over its estimated useful life or the term of the lease, whichever is shorter. Future installments under such leases, net of finance charges, are included within creditors. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account, and the capital element, which reduces the outstanding obligation for future installments.

         All other leases are accounted for as 'operating leases' and the rental charges are charged to the profit and loss account on a straight-line basis over the life of the lease

         l)  Taxation

         The charge for taxation is based on the profit/(loss) for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Provision is made for deferred tax only to the extent that it is probable that an actual liability will crystallize.

                            TEXON INTERNATIONAL plc

         m)  Pensions and other post retirement benefits

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

         The cost of defined contribution pension schemes are charged to the profit and loss account in the year that the contributions are paid.

         Provision is also made for post retirement medical and life assurance benefits of retired employees and certain current employees in the USA.

         n)  Use of estimates

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

         Any excess of the fair value of purchase consideration of investment including acquisition costs, over the fair value of net assets is held on the balance sheet as purchased goodwill and amortized to the profit and loss account over 20 years, its estimated useful life in compliance with FRS 10. Any negative goodwill will be recognized as a 'negative asset' and will be shown immediately below purchased goodwill and written back through the statement of total recognized gains and losses.

         Goodwill written off to a goodwill reserve under the Group's previous policy was not reinstated as allowed by FRS 10, however it was deducted from the profit and loss account reserve to comply with the Standard.

         The results  and cash flows  relating to the  businesses  acquired  are
         included  in  the   consolidated   profit  and  loss  account  and  the
         consolidated cash flow statement from the date of the acquisition.

         p)  Concentration of Credit Risk

         Financial instruments, which potentially subject Texon International plc to concentrations of credit risk, consist principally of accounts receivable. Texon International plc sells the majority of its products through distributors, retailers and resellers. Credit risk with respect to accounts receivable is generally diversified due to the number of entities comprising Texon International plc's customer base and their dispersion across different geographies. Texon International plc generally sells on open account and performs periodic credit evaluations of its customers' financial condition.

                            TEXON INTERNATIONAL plc

         q)  Debt Issuance Costs

         Finance costs incurred by the group on issuance of the senior notes are amortized to the profit and loss account over the life of the finance, that being ten years.

         Finance costs incurred by the group on issuance of the January 1998, three year revolving credit facility were to be amortized to the profit and loss account over its life. On July 22, 1999 the revolving credit facility was changed (see note 17) and debt issuance costs are now amortized over five years.

         Finance costs incurred by the group on issuance of the Term Loan are amortized to the profit and loss account over the life of the finance, that being five years.

         Unamortized debt issuance costs are netted off the debt within creditors according to FRS 4.

                            TEXON INTERNATIONAL plc


4    Analysis of turnover, operating profit, and capital employed

                                                     Year ended         Year ended        Year ended
                                                    December 31,       December 31,      December 31,
                                                        1998               1999              2000
                                                    ------------       ------------      -----------
                                                     (pound)000         (pound)000        (pound)000

Turnover analyzed by major business segment:
Continuing operations ......................             110,880           126,627           149,493
                                                       ----------         ---------         ---------
Discontinued operations ....................                   -                 -             2,093
                                                         110,880           126,627           151,586

Operating profit/(loss) analyzed by major
  business segment:
Continuing operations ......................              12,581            12,856            13,044
Discontinued operations ....................                   -                 -             (836)
                                                       ----------         ---------         ---------
                                                          12,581            12,856            12,208

Capital expenditures:
Continuing operations ......................               2,038             3,511             1,999
Discontinued operations ....................                   -                 -               185
                                                       ----------         ---------         ---------
                                                           2,038             3,511             2,184
                                                       ==========         ========          =========

Depreciation and amortization:
Continuing operations ......................               1,910             3,500             4,551
Discontinued operations ....................                   -                 -               102
                                                       ----------         ---------         ---------
                                                           1,910             3,500             4,653
                                                       ==========         =========         =========



The Group evaluates performance based on several factors, of which operating profit is the primary financial measure.

                                                   Year ended       Year ended
                                                  December 31,     December 31,
                                                      1999             2000
                                                  ------------     ------------
                                                   (pound)000       (pound)000

Operating assets/(liabilities) employed by
  major business segment:
Continuing operations ......................           52,130           61,563
Discontinued operations ....................                -              684
                                                    ----------        ----------
                                                       52,130           62,247

Cash .......................................            1,025              837
Borrowings .................................         (107,608)        (117,407)
Taxes ......................................             (389)             138
                                                    ----------        ---------
Accrued bank interest ......................           (4,395)          (3,904)
                                                    ----------        ---------
                                                     (111,367)        (122,336)

Net liabilities ............................          (59,237)         (58,089)
                                                    ==========        =========

                            TEXON INTERNATIONAL plc


4    Analysis of turnover, operating profit, and capital employed (continued)

     Geographical analysis of continuing operations is as follows:


                                                   Year ended         Year ended        Year ended
                                                  December 31,       December 31,      December 31,
                                                      1998               1999              2000
                                                  ------------       ------------      ------------
                                                   (pound)000         (pound)000        (pound)000

Turnover analysis by company location:
Europe .....................................            73,991            87,968           100,659
Americas ...................................            22,549            20,825            27,309
Asia .......................................             9,643            11,431            13,297
Other ......................................             4,697             6,403             8,228
                                                      --------          --------          --------
                                                       110,880           126,627           149,493
                                                      ========          ========          ========
Export sales from the UK ...................            14,872            21,988            25,242
                                                      ========          ========          ========

Turnover analysis by destination:
Europe .....................................            54,784            62,327            69,932
Americas ...................................            20,436            18,180            24,334
Asia .......................................            25,857            33,702            41,095
Other ......................................             9,803            12,418            14,132
                                                      --------          --------          --------
                                                       110,880           126,627           149,493
                                                      ========          ========          ========

Operating profit analysis by Company location:
Europe .....................................             8,669             8,789             9,967
Americas ...................................             2,033             2,174             1,881
Asia .......................................             1,997             1,800             1,035
Other ......................................              (118)               93               161
                                                      --------          --------          --------
                                                        12,581            12,856            13,044
                                                      ========          ========          ========



In the year ended December 31 2000, discontinued operations (all in Europe) were as follows:


                                                  Year ended         Year ended        Year ended
                                                 December 31,       December 31,      December 31,
                                                     1998               1999              2000
                                                 ------------       ------------      ------------
                                                  (pound)000         (pound)000        (pound)000
Turnover analysis by company location ......               -                 -             2,093
                                                    ========           =======            ======

Turnover analysis by
destination ................................               -                 -             2,093
                                                    ========           =======            ======

Operating (loss) analysis by Company
location....................................               -                 -              (836)
                                                    ========           =======            ======

                            TEXON INTERNATIONAL plc


4       Analysis of turnover, operating profit, and capital employed (continued)

        Geographical operating assets employed analyzed by Company location for Continuing Operations is as follows:

                                    As of          As of              As of
                                 December 31,    December 31,      December 31,
                                     1998            1999              2000
                                 ------------    ------------      ------------
                                                  (pound)000        (pound)000

Europe ........................     9,174           38,833            40,973
Americas ......................     2,983            2,702             9,263
Asia ..........................     7,132            6,947             7,091
Other .........................     1,995            3,648             4,236
                                   ------           ------            ------
                                   21,284           52,130            61,563
                                   ======           ======            ======


Geographical   operating  assets  employed  analyzed  by  Company  location  for
Discontinued Operations is as follows:

                                    As of           As of              As of
                                 December 31,    December 31,      December 31,
                                     1998            1999              2000
                                 ------------    ------------      ------------
                                                  (pound)000        (pound)000

Europe.........................         -                -              684
                                   ======           ======            =====


Operating assets have been analyzed above, rather than net assets, as it more appropriately reflects the Groups' operations by excluding cash balances and amounts falling due in one year for bank loans and overdrafts, obligations under finance leases and accrued interest.

The customer base is diverse both in its geographical spread, types of footwear companies (athletic and traditional, men's and women's) and across the spectrum of branded shoe companies, manufacturers, converters and distributors. No single customer accounted for more than 7.5% of sales in 2000, 1999, and 1998.

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

                             TEXON INTERNATIONAL plc



5        Operating profit

         Operating profit/(loss) is stated after charging:


                                                    Year ended         Year ended        Year ended
                                                   December 31,       December 31,      December 31,
                                                       1998               1999              2000
                                                   ------------       ------------      -------------
                                                    (pound)000         (pound)000        (pound)000

Marketing and distribution costs ...........           17,602            19,002            21,731

Research and development costs .............            1,481             1,729             1,590

Administrative expenses
     Operating expenses ....................            5,406             6,423             6,771
     Other expenses ........................            1,617             2,534             4,089
                                                      -------           -------           -------
                                                       26,106            29,688            34,181
                                                      =======           =======           ========


Operating profit/(loss) relating to continuing operations is stated after charging:

                                                    Year ended         Year ended        Year ended
                                                   December 31,       December 31,      December 31,
                                                       1998               1999              2000
                                                   ------------       ------------      -------------
                                                    (pound)000         (pound)000        (pound)000

Marketing and distribution costs ...........           17,602            19,002            21,617
Research and development costs .............            1,481             1,729             1,590
Administrative expenses:
Operating expenses .........................            5,406             6,423             6,381
Other expenses .............................            1,617             2,534             4,089
                                                      -------           -------           -------
                                                       26,106            29,688            33,677
                                                      =======           =======           ========


Operating profit/(loss) relating to discontinued operations is stated after charging:

                                                    Year ended         Year ended        Year ended
                                                   December 31,       December 31,      December 31,
                                                       1998               1999              2000
                                                   ------------       ------------      -------------
                                                    (pound)000         (pound)000        (pound)000

Marketing and distribution costs ...........                -                 -               114

Administrative expenses:
Operating expenses .........................                -                 -               390
                                                      -------           -------           -------
                                                            -                 -               504
                                                      =======           =======           ========

                             TEXON INTERNATIONAL plc


6        Exceptional items

         a)   Exceptional items included within operating profit:

                                                      Year ended       Year ended      Year ended
                                                     December 31,     December 31,    December 31,
                                                         1998             1999            2000
                                                     ------------    -------------    ------------
                                                       (pound)000       (pound)000     (pound)000

Operating profit before exceptional items...              13,400          13,122          13,438

Exceptional administrative expenses ........
Restructuring Costs.........................                (819)           (266)         (1,230)
                                                          ------          ------         -------
                                                          12,581          12,856          12,208
                                                          ======          ======          ======

         During 2000 and 1999 the Company incurred exceptional restructuring costs shown above, and also benefited from exceptional property profits disclosed on the face of the profit and loss account that arose from the sale of the Groups' property at head office in Leicester. None of the above exceptional items had an effect on the tax charge.

         b)   Loss on termination of discontinued activities

         In December 2000, a subsidiary of the group, Cornwell Components terminated its industrial business. This gave rise to an exceptional loss on termination of (pound)361,000. This transaction had no effect on the tax charge.

                             TEXON INTERNATIONAL plc


7        Profit/(loss) on ordinary activities before interest and taxation


                                                                Year ended         Year ended        Year ended
                                                               December 31,       December 31,      December 31,
                                                                   1998               1999              2000
                                                               ------------       ------------      ------------
                                                                (pound)000         (pound)000        (pound)000

Profit on ordinary activities before interest is stated after charging/(crediting):

Combined group
Depreciation of tangible fixed assets:
     Owned .................................                          1,744             2,874             3,322
     Leased ................................                            140               326               316
     Amortization of goodwill ..............                             26               300               877
     Amortization of Intellectual Property..                              -                 -               139
Operating lease charges:
     Hire of plant & machinery .............                            539               797               955
     Other lease charges ...................                            798             1,044               970
Finance lease charges:
     Plant and machinery ...................                             66               153               136
Profit on sale of properties ...............                          (957)           (1,000)           (1,000)
(Profit)/loss on sale of other assets ......                           (51)               (3)                14
Net foreign exchange losses/(profit) .......                             19              (36)             (181)
Provision for doubtful debtors .............                            469               263               266

Continuing operations
Depreciation of tangible fixed assets:
     Owned .................................                          1,744             2,874             3,281
     Leased ................................                            140               326               255
     Amortization of goodwill ..............                             26               300               877
     Amortization of Intellectual Property..                              -                 -               139
Operating lease charges:
     Hire of plant & machinery .............                            539               797               955
     Other lease charges ...................                            798             1,044               970
Finance lease charges:
     Plant and machinery ...................                             66               153               136
Profit on sale of properties ...............                          (957)           (1,000)           (1,000)
(Profit)/loss on sale of other assets ......                           (51)               (3)                14
Net foreign exchange losses/(profit) .......                             19              (36)             (181)
Provision for doubtful debtors .............                            469               263               266

Discontinuing operations
Depreciation of tangible fixed assets:
     Owned .................................                              -                 -                41
     Leased ................................                              -                 -                61

                             TEXON INTERNATIONAL plc


8        Interest payable and similar charges

                                                      Year ended         Year ended        Year ended
                                                     December 31,       December 31,      December 31,
                                                         1998               1999              2000
                                                     ------------       ------------      -------------
                                                      (pound)000         (pound)000         (pound)000

Interest payable and similar charges in
respect of:
Bank loans and overdrafts ..................              (2,109)           (1,431)           (1,856)
Term loan ..................................                   -              (437)           (1,131)
Senior notes ...............................              (7,232)           (8,847)           (8,367)
Finance charges allocated for the year in
respect of finance leases ..................                 (66)             (153)             (138)
Debt issuance costs amortized ..............                (682)             (788)             (828)
                                                         --------          --------          --------
                                                          (9,989)          (11,656)          (12,320)
                                                         ========          ========          ========


9        Directors and employees

         The average number of employees of the Group (including directors) was made up as follows:

                                                      Year ended         Year ended        Year ended
                                                     December 31,       December 31,      December 31,
                                                         1998               1999              2000
                                                     ------------       ------------      ------------

Manufacturing ..............................                577               792               974
Selling, distribution and administration....                460               488               529
                                                         ------            ------            ------
                                                          1,037             1,280             1,503
                                                         ======            ======            ======

Total number of employees as at 31 December.                993             1,575             1,482
                                                          ======            ======            ======

     Payments in respect of these employees were as follows:

                                                      Year ended         Year ended        Year ended
                                                     December 31,       December 31,      December 31,
                                                         1998               1999              2000
                                                     ------------       ------------      -------------
                                                      (pound)000         (pound)000        (pound)000

Wages ......................................               20,740            25,496            27,651
Social security costs ......................                3,170             3,123             3,572
Other pension costs ........................                1,031             1,362             1,210
Health and other payroll costs .............                1,026             1,612             1,410
                                                          -------           -------            ------
                                                           25,967            31,593            33,843
                                                          =======           =======            ======


                             TEXON INTERNATIONAL plc


9        Directors and employees (continued)

         Directors' emoluments including pension contributions comprise:

                                                   Year ended         Year ended        Year ended
                                                  December 31,       December 31,      December 31,
                                                      1998               1999              2000
                                                  ------------       -----------        ------------
                                                   (pound)000         (pound)000         (pound)000
Fees .......................................              36                20                20
Other emoluments ...........................             402               335               428
Pensions ...................................              59                60                60
                                                      ------            ------             -----
                                                         497               415               508
                                                      ======            ======             =====


         Pension contributions of the highest paid Director were(pound)31,000 for the year ended December 31, 2000 (1999:(pound)31,000). There were two directors with benefits accruing under money purchase pension schemes (1999: two).

         Directors' emoluments:

         Directors' emoluments including pension contributions were paid by United Texon Limited for the years ended 31 December 2000,1999, and 1998.

         Emoluments   of  the  highest  paid   Director   were   (pound)224,000,
         (pound)175,000 and (pound)211,000 for the years ended December 31, 2000, 1999 and 1998 respectively.

         The remuneration of the executive Directors is authorized by the Remuneration Committee of the Board, which consists of non-executive Directors only. Additional information relating to Directors share options is located in Note 19.

                             TEXON INTERNATIONAL plc


10       Taxation


                                                       Year ended         Year ended        Year ended
                                                      December 31,       December 31,      December 31,
                                                          1998               1999              2000
                                                      ------------       ------------      ------------
                                                        (pound)000        (pound)000        (pound)000

Taxable (loss)/income:
     UK ....................................               (3,682)           (4,526)            (6,851)
     Overseas ..............................                7,391             7,062              7,526
                                                          --------         --------            --------
                                                            3,709             2,536                675
                                                          ========         ========            ========

The tax charge is made up as follows:
UK taxation
     Corporation Tax at 30% (1999: 30.25% and
     1998: 31%) ............................                    -                 -                  -
     Deferred Tax ..........................                  (15)               24                  -
Overseas taxation ..........................
     Corporation Tax .......................               (1,389)           (1,763)            (3,241)
     Withholding Tax .......................                 (127)                -                (18)
     Deferred Taxation .....................                   (8)               25                (97)
                                                          --------         --------            --------
                                                           (1,539)           (1,714)            (3,356)

Prior Year Adjustments
Corporation Tax ............................                  236                 -                 6
Overseas Taxation ..........................                    -               (40)               216
                                                          --------         --------            --------
                                                           (1,303)           (1,754)            (3,134)
                                                          ========          ========           ========

Continuing Operations ......................               (1,303)           (1,754)            (3,134)
Discontinued operations ....................                    -                 -                  -
                                                          --------         --------            --------
                                                           (1,303)           (1,754)            (3,134)
                                                          ========          ========           ========


         For the year ending December 31, 2000 the charge for UK Corporation Tax at 30% (1999: 30.25% and 1998: 31%) is stated after double tax relief of(pound)570,000 (1999:(pound)588,000 and 1998: (pound)382,000). The tax charge for the year is high in relation to profits, due to tax losses in certain jurisdictions, not being off settable against taxable profits in others.

         At 31 December 2000, Texon International plc and its subsidiaries had carried forward tax losses available for continuing operations in excess of (pound)20 million (1999: (pound)16,214,000), with (pound)1,637,000 expiring between 31 December 2000 and 31 December 2009 and the remainder being unlimited.

         The taxable profits generated by the Foshan Texon Cellulose Board Manufacturing Co Limited are subject to half the standard rate for the two years ending December 2000 (the current standard rate is 24%).

                             TEXON INTERNATIONAL plc


10       Taxation (continued)

         The table below reconciles the expected UK statutory charge to the actual taxes:

                                                       Year ended         Year ended        Year ended
                                                      December 31,       December 31,      December 31,
                                                          1998               1999              2000
                                                      ------------       ------------      ------------
                                                        (pound)000        (pound)000        (pound)000
Expected taxation charge at UK corporation
     tax rates (2000: 30%, 1999: 30.25% and
     1998: 31%) ............................                1,150               767               202
Current year tax losses not relieved .......                1,137             2,872             2,259
Benefit of prior year losses ...............               (1,024)           (1,323)             (230)
Withholding tax ............................                  127                 -                18
Overseas tax rates .........................                   48              (360)               972
Prior year tax adjustment ..................                 (236)               40               (222)
Non-deductible expenses ....................                  101              (242)               135
                                                         --------            ------            -------

Actual taxes on income .....................                1,303             1,754             3,134
                                                           ======            ======            =======



     To the extent that dividends remitted from overseas subsidiaries and associated undertakings are expected to result in additional taxes, appropriate amounts have been provided. No taxes have been provided for unremitted earnings of subsidiaries and associated undertakings when such amounts are considered permanently re-invested.

11       Consolidated tangible fixed assets

                                                Land and         Plant and           Office             Motor
                                                Buildings        Machinery          Equipment         Vehicles       Total
                                                ---------       -----------         ---------         --------       ------
                                                (pound)000       (pound)000         (pound)000        (pound)000   (pound)000

Cost
At January 1, 2000 .........................       6,263             17,579             1,164            257         25,263
Exchange adjustment ........................         256                231                24             43            554
Additions ..................................         21               1,836               143             54          2,054
Disposals ..................................       (246)             (1,205)             (24)            (21)        (1,496)
Acquisition of businesses ..................        468               2,694                36             13          3,211
                                                  ------            -------            -------          -----       --------
At December 31, 2000 .......................       6,762             21,135             1,343            346         29,586
                                                  ======            =======            ======           =====       ========
Accumulated depreciation
At January 1, 2000 .........................        541               3,491               204             54          4,290
Exchange adjustment ........................        34                   88                 9             22            153
Provided during the year ...................        365               2,879               327             67          3,638
Disposals ..................................       (17)               (511)              (21)           (17)          (566)
                                                  ------            -------            -------          -----       --------
At December 31, 2000 .......................        923               5,947               519            126          7,515
                                                  ======            =======            ======           =====       ========

Net book value
At December 31, 2000 .......................       5,839             15,188               824            220         22,071
                                                  =======           ========            ======         =====        =======
At December 31, 1999 .......................       5,722             14,088               960            203         20,973
                                                  =======           ========            ======         =====        =======



Included in the total net book value of plant and machinery at December 31, 2000 is (pound)1,892,000 (1999: (pound)2,153,000) in respect of assets held under finance leases and similar hire purchase contracts.

Depreciation charged during the year ended December 31, 2000 related to such plant and machinery is (pound)316,000 (1999: (pound)326,000).

Land and Buildings comprise:


                                                                         Short
                                                    Freehold           Leasehold           Total
                                                    --------           ---------          -------
                                                   (pound)000         (pound)000        (pound)000

Cost
At January 1, 2000 .........................           6,212                51             6,263
Exchange adjustment ........................             255                 1               256
Additions ..................................              16                 5                21
Disposals ..................................            (246)                -              (246)
Acquisition of businesses ..................             468                 -               468
                                                       -------            ------          --------
At December 31, 2000 .......................            6,705                57            6,762
                                                       =======            ======          ========

                             TEXON INTERNATIONAL plc


                                                                         Short
                                                    Freehold           Leasehold           Total
                                                    --------           ---------          -------
                                                   (pound)000         (pound)000        (pound)000

Depreciation
At January 1, 2000 .........................            524                17               541
Exchange adjustment ........................             34                 -                34
Provided during the year ...................            357                 8               365
Disposals ..................................            (17)                -               (17)
                                                      -----               ----            -----

At December 31, 2000 .......................            898                25               923
                                                      =====               ===             =====
Net book value
At December 31, 2000 .......................          5,807                32             5,839
                                                      =====               ===             =====

At December 31, 1999 .......................          5,688                34             5,722
                                                      =====               ===             =====


12       Consolidated intangible fixed assets


                                                               Intellectual
                                                  Other          Property         Goodwill        Total
                                                  -----        -------------      --------        ------
                                                (pound)000       (pound)000      (pound)000    (pound)000
Cost
At January 1, 2000 .........................         -                 -            13,033        13,033
Additions (Note 22) ........................        131                -             9,347         9,478
Acquisitions of business (Note 22) .........         -               500                 -           500
Revaluations (Note 22) .....................         -                 -               310           310
Foreign exchange ...........................         -                 -                55            55
                                                  ------            -----          --------       --------
At December 31, 2000 .......................        131              500            22,745        23,376
                                                  ======            =====          ========       ========

Amortization
At January 1, 2000 .........................         -                 -               326           326
Provided in the year .......................         -               139               877         1,016
                                                  ------            -----          --------       --------

At December 31, 2000 .......................         -               139             1,203         1,342
                                                  ======            =====          ========       ========

Net Book Value
At December 31, 2000 .......................        131              361            21,542        22,034
                                                  ======            =====          ========       ========

At December 31, 1999 .......................         -                 -            12,707        12,707
                                                  ======            =====          ========       ========


13       Investments

         At the 31 December 2000, the group held an investment of(pound)1,000. (1999:(pound)14,000). During the year the Group acquired an unlisted investment of(pound)1,000 (1999:(pound)14,000) and disposed of an unlisted investment of(pound)14,000 (1999: nil).

                            TEXON INTERNATIONAL plc


14       Stocks

                                                               As of                As of
                                                           December 31,         December 31,
                                                               1999                 2000
                                                           ------------         ------------
                                                            (pound)000           (pound)000

Raw materials ..............................                      5,055               4,687
Work in progress ...........................                      1,442               1,550
Finished goods and goods for resale ........                     14,969              16,055
                                                               --------             -------
                                                                 21,466              22,292
                                                               ========             =======



15       Debtors

                                                               As of                As of
                                                           December 31,         December 31,
                                                               1999                 2000
                                                           ------------         ------------
                                                            (pound)000           (pound)000

Amounts failing due within one year:
  Trade Debtors, net of (pound)981,000
  (1999:(pound)1,149,000)
  allowance for doubtful debtors............                     24,498               24,532
Debts subject to financing arrangements:
Gross Debtors ..............................                          -                3,397
Less: non-returnable amounts received ......                          -               (1,920)
                                                                      -                1,477
Other Debtors ..............................                      1,239                5,799
Prepayments and accrued income .............                        754                1,359
                                                                -------              -------
                                                                 26,491               33,167
                                                                =======              =======

Amounts falling due after more than one year:
Other debtors ..............................                      3,348                1,606
                                                                =======              =======
Total debtors ..............................                     29,839               34,773
                                                                =======              =======

         Other debtors falling due after more than one year relates to deposits on leased assets, bonds and cash surrender insurance. The movement on the allowance for doubtful debts may be analyzed as follows:

                                                                Year ended          Year ended
                                                               December 31,        December 31,
                                                                   1999                2000
                                                               -------------       -------------
                                                                 (pound)000          (pound)000

Balance at beginning of year ...............                      1,261               1,149
Charge for the year ........................                        263                 266
Utilized during the year ...................                       (669)               (456)
Businesses acquired ........................                        341                   -
Exchange adjustment ........................                        (47)                  22
                                                                  -----               ------
Balance at end of year .....................                      1,149                 981
                                                                  ======              ======

                            TEXON INTERNATIONAL plc


16       Creditors

                                                   As of            As of
                                                December 31,     December 31,
                                                    1999             2000
                                                ------------     ------------
                                                 (pound)000       (pound)000

Amounts failing due within one year:
Bank loans and overdrafts ..................         10,631           13,898
Obligations under finance leases ...........            632              754
Loan Notes..................................              -              671
Payments received on account ...............            134               98
Trade creditors.............................         14,521           18,442
Taxation and social security ...............          2,960              200
Other creditors ............................            641            1,181
Accruals ...................................         10,872           13,571
                                                   --------          -------
                                                     40,391           48,815
                                                   ========          =======

Amounts failing due after more than one year:
Bank loans and overdrafts ..................         25,168           27,184
Obligations under finance leases ...........            855              324
Senior Notes ...............................         71,281           74,281
Loan Notes .................................            528            1,373
Other Creditors ............................              -            1,342
                                                    -------          -------
                                                     97,832          104,504
                                                    =======          =======

17       Borrowings and Derivatives

         Senior Secured Notes and Term Loan

         At January 1, 2000 Texon International plc held a Credit Agreement with Chase Manhattan and other institutions for a multi-currency revolving facility of (Euro)15.0 million and a Euro term loan facility of
         (Euro)30.0 million. This is repayable by July 1, 2004 by way of semi-annual installments.

         During the year the Euro term loan facility was increased by (Euro)5.0 million in order to fund the acquisition of Foss on July 26, 2000. This is repayable on the same terms as the original term loan.

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

         In addition, the Company is required to comply with specified financial ratios, including a total net interest cover ratio, a fixed charge ratio and a total debt to EBITDA ratio, calculated quarterly on a rolling 12 month basis. The Credit Agreement also contains customary events of default including payment default, covenant default, cross-default and certain events of insolvency.

                            TEXON INTERNATIONAL plc

         The Euro Term Loan Facility and the Revolving Credit Facility are secured by way of a fixed and floating charge over the assets of Texon UK Ltd and a share pledge on the share capital of Texon Italia SpA.

         Amounts outstanding under the term loan and revolving credit facility are shown net of related expenses of (pound)509,774 (1999:
         (pound)774,070) and these are being amortized over their respective lives, that being 5 years.

         Under the revolving facility and other facilities the Group has unused available bank facilities as of December 31 2000 of (pound)3.9 million (1999: (pound)5.1 million).

         Senior Notes Financing

         On January 30, 1998 the Company issued DM 245,000,000 (approximately (pound)82.2 million) of 10% Series A Senior notes (the 'Notes') due February 1, 2008. On October 23, 1998 the Company purchased, at a discount, DM 7,000,000 of these Notes, for DM 5,681,944 (approximately (pound)2.05 million) and sold these notes on April 3, 2000 for DM 6,580,000 (approximately (pound)2.15 million). Interest is payable on 1 February and 1 August of each year.

         The Notes are subjected to restrictive covenants similar to those in the Credit Agreement. The Company may be required to redeem the Notes at 101% of the principal amount, together with accrued and unpaid interest upon a change of control.

         The Notes are shown net of related expenses of (pound)3,751,176  (1999:
         (pound)4,274,123) and these are being amortized over the life of the Notes, that being 10 years.

         Other Financing

         Other bank loans and overdrafts, represent credit facilities of subsidiaries with third parties totaling (pound)16.4 million (1999:
         (pound)13.4 million). In addition the Group has a number of finance lease and loan note obligations. The finance lease obligations are secured on the assets to which they relate.

         Financial Instruments

         The Group's policies as regards derivatives and financial instruments are set out in the accounting policies note 3 e). The group does not trade in financial instruments.

         Short-term   debtors  and   creditors   have  been   omitted  from  all
         disclosures.

                            TEXON INTERNATIONAL plc


17(a)    Maturity Profile of Financial Liabilities

                                                                       As of            As of
                                                                   December 31,      December 31,
                                                                        1999             2000
                                                                   ------------      ------------
                                                                    (pound)000       (pound)000

Amounts failing due within one year or less or on demand:
Euro Term Loan .............................                          2,105              3,784
Other Bank Loans and Overdrafts ............                          8,526             10,114
Obligations under Finance Leases ...........                            632                754
Loan Notes .................................                              -                671
                                                                   --------            -------
                                                                     11,263             15,323
                                                                   ========            ========
Amounts failing due in more than one year but
not more than two years:
Euro Term Loan .............................                          3,130              4,388
Obligations under Finance Leases ...........                            713                324
Other Bank Loans and Overdrafts ............                            148                455
Loan Notes .................................                              -                938
                                                                   --------            -------
                                                                      3,991              6,105
                                                                   ========            ========
Amounts failing due in more than two years but
not more than five years:
Euro Term Loan .............................                         12,914             11,078
Other Bank Loans ...........................                          8,886             11,216
Obligations under Finance Leases ...........                            142                  -
Loan Notes .................................                            328                235
                                                                    -------            -------
                                                                     22,270             22,529
                                                                   ========            ========
Amounts falling due in more than five years:
Other Bank Loans ...........................                             90                 47
Loan Notes .................................                            200                200
Senior Notes ...............................                         71,281             74,281
                                                                   --------            -------
                                                                     71,571             74,528
                                                                   ========            ========
Total Borrowings ...........................                        109,095            118,485
                                                                   ========            =======

The redeemable cumulative preference shares have no fixed maturity date.

The group had the following undrawn borrowing facilities at 31 December:

                                                     As of             As of
                                                   December           December
                                                   31, 1999           31, 2000
                                                  ----------        -----------
                                                  (pound)000        (pound)000

Expiry date
In one year or less or on demand............         2,318            1,329
In more than two years but not
  more than five years......................         2,787            2,567
                                                    ------           ------

Total.......................................         5,105            3,896
                                                    ======           ======

         The Group held DM7.0 million of Senior Notes at December 31 1999, these were sold during 2000.

                            TEXON INTERNATIONAL plc

17(b)    Interest Rate Profile

         The following is an interest rate and currency profile of the group's financial liabilities and assets. The group has not entered into any interest rate swaps for the year ended December 31, 2000.

         Financial liabilities

                                                                                          Fixed rate financial
                                                                                              liabilities
                                                                                      ------------------------------
                                                                                                      Weighted
                                                                         Non-                          Average
                                        Floating                       interest       Weighted       Period for
                                          rate       Fixed rate         bearing        average        which the
                                        financial     Financial        Financial      interest         rate is
Currency                     Total     liabilities   Liabilities      Liabilities       rate            Fixed
                           --------    -----------  ------------      ----------      --------       ----------
                          (pound)000   (pound)000    (pound)000       (pound)000          %             Years

At 31 December
2000
Sterling ................     7,935         6,709         1,026            200             7.5              4.3
Euro, ...................   103,721        28,979        74,742              -            10.0             10.0
US$ .....................     2,123           546         1,577              -            10.0              3.0
Other ...................     4,706         2,273         2,433              -             6.5              3.0
                            -------         -----         -----           ----           -----            -----

Total ...................   118,485        38,507        79,778            200             9.9              9.6
                            =======        ======       =======          =====           =====            =====

At 31 December
1999
Sterling ................     7,993         6,384         1,409            200             7.9              4.3
Euro ....................    97,359        26,000        71,359              -            10.0               10
US$ .....................     1,349         1,349             -              -               -                -
Other ...................     2,394         2,394             -              -               -                -
                            -------         -----         -----           ----           -----            -----
Total ...................   109,095        36,127        72,768            200            10.0              9.9
                            =======        ======       =======          =====           =====            =====


The information in this table is shown net of unamortized debt issuance costs. In addition the Company has in issue (pound)54.8 million ((pound)5.5 million nominal value plus (pound)49.3 million share premium) of redeemable cumulative preference shares with a redemption premium rate of 6.75% per annum, see note 19.

                            TEXON INTERNATIONAL plc

         Financial assets

                                                                                    Non-interest bearing assets
                                                                                                     Other non-
                                                                                                      Interest
                                                    Floating rate     Fixed rate                       Bearing
                                                      Financial        Financial     Fixed asset      Financial
Currency                                  Total        Assets           Assets       Investments       Assets
--------                                  -----      ------------     ---------      -----------      ---------
                                        (pound)000    (pound)000       (pound)000     (pound)000      (pound)000

At 31 December
2000
Sterling ................                   3,141             -          3,000               -              141
Euro ....................                     611            89              -               -              522
US$ .....................                   1,220            49              -               1            1,170
Other ...................                     472           272              -               -              200
                                          -------        ------        -------          ------         --------
Total ...................                   5,444           410          3,000               1            2,033
                                          =======        ======        ======           ======         ========

At 31 December
1999
Sterling ................                   2,025             -          2,000              14               11
Euro ....................                     538            51              -               -              487
US$ .....................                     936           137              -               -              799
Other ...................                     888           451              -               -              437
                                          -------        ------        -------          ------         --------
Total ...................                   4,387           639          2,000              14            1,734
                                          =======        ======        ======           ======         ========


         Financial assets comprise cash at bank and in hand of(pound)0.8 million (1999:(pound)1.0 million), fixed asset investments of(pound)1,000 (1999:(pound)14,000) and other debtors due in more than one year of (pound)1.6 million (1999:(pound)3.3 million). Non-interest bearing assets, other than(pound)1,000 (1999: (pound)14,000) of fixed asset investments have no maturity period.

         Interest on floating rate bank deposits is based on the relevant national inter bank rate. The weighted average rate and period remaining for the fixed rate deposits are 5.0% and 2.8 years (1999:
         5.0% and 3.8 years).


17(c)    Fair values of financial assets and liabilities

         The carrying values of the financial assets, financial liabilities and redeemable cumulative preference shares shown below are not materially different from the fair values, except for the Senior Secured Notes. The fair value of the Senior Secured Notes less debt issuance costs was (pound)42.0 million (1999: (pound)59.9 million). This has been calculated by reference to market rates at the year end. The fair values of the other financial assets and liabilities match the carrying amount shown in the financial statements.

         Market values have been used to determine the fair values of all foreign currency contracts and listed instruments issued or held.

                            TEXON INTERNATIONAL plc



17(c)    Fair values of financial assets and liabilities (continued)

         The following tables set out carrying values of financial assets and liabilities.

         Primary  financial  instruments  held or issued to finance  the Group's
         Operations:

                                                                                      As of                     As of
                                                                                  December 31,              December 31,
                                                                                      1999                      2000
                                                                                   -----------               -----------
                                                                                    Carrying                  Carrying
                                                                                     Amount                    Amount
                                                                                   ----------               -----------
                                                                                   (pound)000               (pound)000


Cash at bank, in hand and other liquid investments .......................              1,025                       837
Fixed asset investments ..................................................                 14                         1
Trade debtors due in more than one year ..................................              3,348                     1,606
                                                                                     --------                   -------

Gross financial assets ...................................................              4,387                     2,444
                                                                                     =========                  ========

Bank loans and overdrafts ................................................             35,799                    41,082
Finance leases ...........................................................              1,487                     1,078
Senior secured notes .....................................................             71,281                    74,281
Loan notes ...............................................................                528                     2,044

Gross financial liabilities ..............................................            109,095                   118,485
                                                                                      =======                   =======

Redeemable cumulative preference shares issued by Texon
   International plc .....................................................             59,257                    66,024
                                                                                      =======                   =======


     The redeemable cumulative preference shares are shown above at their nominal value plus share premium and premium on redemption.

     Derivative financial instruments held to manage the currency profile:

                                                              As of December 31, 1999   As of December 31, 2000
                                                              -----------------------   ------------------------
                                                            Book          Estimated          Book          Estimated
                                                            Value        fair value          value         fair value
                                                            -----        ----------          -----         ----------
                                                          (pound)000     (pound)000       (pound)000      (pound)000

Forward foreign exchange contracts.............                 -           (613)               -             (28)
                                                            =====           =====            ====            =====


17(d)    Hedging

         Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. Unrecognized gains and losses on instruments used for hedging, and the movements therein, are as follows:

                            TEXON INTERNATIONAL plc


                                                 1999                                    2000
                                              ----------            ------------------------------------------------
                                               Total net            Gains               Losses             Total net
                                                gains/                                                      gains/
                                               (losses)                                                    (losses)
                                               --------                                                    --------
                                             (pound)000            (pound)000          (pound)000          (pound)000

Unrecognized gains and
losses at 1 January ......................         24                  -                (458)                 (458)
Gains and losses arising in
previous years that were
recognized in the year ...................        124                  -                (458)                 (458)
                                               ------             ------              ------                ------
Gains and losses arising
before 1 January that were
not recognized in the year................          -                  -                   -                     -
Gains and losses arising in
the year that were not
recognized in the year ...................       (458)                34                   -                    34
                                               ------             ------              ------                ------
Unrecognized gains and
losses on hedges at 31
December .................................       (458)                34                   -                    34
                                               ======             ======              ======                ======
Gains and losses expected to
be recognized in the next
financial year ...........................       (458)                34                   -                    34
Gains and losses expected to
be recognized after the next
financial year ...........................           -                  -                   -                     -
                                               =======            ======               =====                 ======



17(e)   Currency Profile

The main functional currencies of the group are Sterling, US$ and various European currencies now participating in the Euro. The following analysis of net monetary assets and liabilities shows the Groups currency exposures after the effects of forward contracts and other derivatives used to manage currency exposure. The amounts shown represent the transactional (or non-structural) exposures that give rise to the net currency gains and losses recognized in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or 'functional') currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations.


                                                                                                                 2000          1999
                                       (pound)1000 (pound)1000  (pound)1000   (pound)1000  (pound)-1000   (pound)1000   (pound)1000
                                         Sterling         US $          HK$         Euros          AU $        Total          Total
                                         --------         ----          ---         -----          ----        -----         ------

Euros                                     (3,988)        (149)            -             -             8       (4,129)          (27)
US $                                        (181)           -          (698)           82           (23)        (820)         (324)
HK$                                           57          879             -             -             -          936             4
AU $                                          74           23             -             8             -          105          (125)
                                          ------         ----          ----           ---           ---        ------         -----
Total                                     (4,038)         753          (698)           90           (15)      (3,908)         (472)
                                          -------        ----          -----          ---           ----      -------         -----


17(f) The year end borrowings position and exposure to derivatives was, with the exception of differences outlined above, typical of the pattern that existed in the year. There has been no change in the role of financial instruments in the Group between the year end and the date of approval of the financial statements.

                            TEXON INTERNATIONAL plc

18     Provisions for Liabilities and Charges

Group

                                                        Deferred          Other
                                      Pensions          Taxation        Provisions         Total
                                      --------          --------        ----------         -----
                                     (pound)000        (pound)000       (pound)000      (pound)000
At January 1, 2000...............       3,510             (219)            3,747           7,038
Exchange adjustment..............          16                2               118             135
Provided.........................         201               97             1,053           1,134
Utilized.........................         (54)            (218)           (1,475)         (1,529)
                                        ------            -----           -------         -------
At December 31, 2000.............       3,673             (338)            3,443           6,778
                                        ======            =====           =======         =======


Pensions
Pensions are discussed in note 27.


Deferred Taxation                                 As of               As of
                                                December            December
                                                 31,1999             31,2000
                                                --------            --------
                                               (pound)000         (pound)000
Deferred Taxation is represented by:

Excess of Capital Allowances over
     accumulated depreciation.................     (41)                (10)
Intercompany profit contained in stock........    (271)               (254)
Other Provisions and timing differences.......      93                 (74)
                                                  -----               -----
                                                  (219)               (338)
                                                  =====               =====


Properties included in the accounts at more than their historical cost in the local books of Group companies could give rise to a tax liability of approximately (pound)254,000 (1999: (pound)254,000) if sold at net book value. Provision for this liability has not been made in the accounts as in some cases there is no intention of selling the properties and in others any tax liability would be extinguished by available tax losses. Otherwise the total potential liability for deferred tax, not shown in the accounts, is (pound)nil (1999:
(pound)nil).

Other provisions

Other provisions at December 31, 2000 relate principally to employee costs including post retirement medical and life insurance benefits and unfunded pension liabilities. There is no set payment for these liabilities.

                            TEXON INTERNATIONAL plc


19       Dividends and Share capital

         a)  Share capital


                                                                        1999                       2000
                                                       Number of      (pound)     Number of      (pound)
                                                        Shares                      Shares
                                                       ---------                 ---------

Authorized share capital

Ordinary A voting shares of(pound)1 each........       3,436,277    3,436,277     4,001,701    4,001,701
Ordinary A non-voting shares of(pound)1 each....         163,723      163,723       178,071      178,071
Ordinary B voting shares of(pound)1 each........         400,000      400,000       435,054      435,054
Redeemable cumulative preference shares
of 10p each.....................................      52,000,000    5,200,000    55,751,200    5,575,120
                                                                    ------------------------------------
                                                                    9,200,000                 10,189,946
                                                                    =========                 ==========


                                                                        1999                       2000
                                                       Number of      (pound)     Number of      (pound)
                                                        Shares                      Shares
                                                      ----------                  ---------

Called up, allotted and fully paid share capital

Ordinary A voting shares of (pound) l each......        3,436,277    3,436,277     3,924,772    3,924,772
Ordinary A non-voting shares of (pound) l each..          163,723      163,723       178,071      178,071
Ordinary B voting shares of (pound) l each......          320,000      320,000       355,054      355,054
Redeemable cumulative preference shares
of 10p each.....................................       52,000,000    5,200,000    54,751,083    5,475,108
                                                                     ---------                  ---------
                                                                     9,120,000                  9,933,005
                                                                     ---------                  ---------

Called up, allotted and partly paid share capital

Ordinary B voting shares of (pound)1 each                                             80,000       40,000
                                                                     ---------                  ---------
                                                                     9,120,000                  9,973,005
                                                                     =========                  =========

         At December 31, 1998 the redeemable cumulative preference shares (shown as non-equity interests in the balance sheet) carried a fixed cumulative dividend, calculated as a percentage of the redemption value of (pound)52.0 million, payable semi-annually at a rate exclusive of any associated tax credit. On March 11, 1999 a Special Resolution was passed by the Shareholders to amend the Articles of Association of the Company to reflect a change in the dividend percentage. The new Articles stated that for periods ending on or prior to December 31, 2000, the preference dividend would accrue at the rate of 6.75% per annum rather than at 15% as shown by the previous agreement. This change was retrospective and the Shareholders waived any entitlement to the higher rate in historic periods. There was no change made to the period post January 1, 2001 where, in the absence of a sale or listing of the Company the preference dividend would accrue at the rate of 15% per annum through to September 30, 2002, and at 25% thereafter.

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

                            TEXON INTERNATIONAL plc

         In connection with the Company's refinancing on July 22, 1999, see note 17, the preference shareholders agreed to waive retrospectively their right to receive a semi-annual preference dividend and in its place accepted an additional redemption premium of 6.75% (excluding any associated tax credit), compounding annually from the date of issue of the preference shares. The redemption premium will become payable to the preference shareholders on the earlier of:

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

         On 14 April 2000 the Company issued for cash 80,000 partly paid B ordinary shares of (pound)1 each, 50p paid up immediately,50p to be paid after one year.

         On 14 April 2000 the Company completed a rights issue for cash as follows :-

         o  315,486 A ordinary shares of(pound)1 each at par
         o  35,054 B ordinary shares of(pound)1 each at par
         o 315,486 redeemable cumulative preference shares of 10p each at a premium of 90p pre share

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

                            TEXON INTERNATIONAL plc

     Summary of Share Capital Movement

     Movements in share capital are summarized below:

     Texon International plc
     ------------------------

                                                                               Share capital
                                              --------------------------------------------------------------------------------------
                                                 Redeemable                        Redeemable
                                                 cumulative      Ordinary          cumulative       Ordinary
                                                 preference      shares of         preference       shares of
                                                shares of 10     (pound)1          shares of 10     (pound)1
                                                 pence each        each            pence each         each             Total
                                              --------------    ----------------  -------------    -------------   --------------
                                                  (Number)       (Number)         (pound 000)       (pound 000)      (pound 000)

Authorized:
December 31, 1999 ...........................    52,000,000        4,000,000            5,200             4,000           9,200
Authorized April 14, 2000                           315,486          350,540               31               351             383
Authorized August 5, 2000                         3,435,714          264,286              344               264             607
                                                 ----------       ----------      -----------     -------------     ------------
                                                 55,751,200        4,614,826            5,575             4,615          10,190
                                                 ==========       ==========      ===========      ============     ===========
Issued:
Issued partly paid ..........................             -           50,000                -                13              13
Share capital to be issued for the
Acquisition..................................    52,000,000        3,600,000            5,200             3,600           8,800
                                                 ----------       ----------      -----------     -------------     ------------
December 31, 1997............................    52,000,000        3,650,000            5,200             3,613           8,813
Share Capital issued........................              -          270,000                -               307             307
                                                 ----------       ----------      -----------       -----------     ------------
December 31, 1998 and 1999...................    52,000,000        3,920,000            5,200             3,920           9,120
Issued April 14, 2000                               315,486          430,540               31               391             422
Issued December 29, 2000                          2,435,597          187,357              244               187             431
                                                 ----------       ----------      -----------        ----------     ------------
                                                 54,751,083        4,537,897            5,475             4,498           9,973
                                                 ==========       ==========      ===========        ==========       =========


         Non-equity interests represent the nominal value of the redeemable cumulative preference shares together with the share premium account and the premium on redemption reserve.

                            TEXON INTERNATIONAL plc

20   Reserves


                                            Share            Goodwill      Premium on       Profit
                                            Premium          write-off     Redemption       & Loss
                                            Account          Reserve       Reserve          Account         Total
                                            -------          -------       -------          -------         -----
                                           (pound)000       (pound)000    (pound)000       (pound)000     (pound)000
Texon International plc
Balance at incorporation.................        -                  -           -                 -              -
Goodwill written-off during the period...        -           (124,242)          -                 -       (124,242)
Share capital to be issued...............   46,800           -                  -                 -         46,800
                                           --------          ---------     -------           -------      ---------
Balance at December 31, 1997.............   46,800           (124,242)          -                 -        (77,442)
                                           ========          =========     =======           =======      ========
At December 31, 1997 as previously
  stated.................................   46,800           (124,242)          -                 -       (77,442)
Goodwill eliminated in reserves..........        -            124,242           -          (124,242)            -
                                           --------          ---------     -------           -------      ---------

At December 31, 1997 as restated.........   46,800                  -           -          (124,242)      (77,442)
Share capital to be issued (cancelled)...  (46,800)                 -           -                 -       (46,800)
Share premium in year ...................   46,800                  -           -                 -       46,800
Retained loss for the year...............        -                  -           -              (378)        (378)
Goodwill on disposal of Turbel Ltd.......        -                  -           -                 5            5
Exchange adjustments.....................        -                  -           -            (4,924)      (4,924)
                                           --------          ---------     -------           -------      ---------
Balance at December 31, 1998.............   46,800                  -                       (129,539)    (82,739)
                                           ========          =========     =======           =======      ========

At January 1, 1999.......................   46,800                  -           -           (129,539)    (82,739)
Retained loss for the year...............        -                  -           -             (4,081)     (4,081)
Premium on Redemption - other finance
  charge.................................        -                  -       4,657                  -       4,657
Exchange adjustments.....................        -                  -           -             10,561      10,561
Preference dividend transferred to
Reserves.................................        -                  -       2,600                  -       2,600
                                           --------          ---------     -------           -------      ---------
Balance at December 31, 1999.............   46,800                  -       7,257            (123,059)    (69,002)
                                           ========          =========     =======           =======      ========

At January 1, 2000.......................   46,800                  -       7,257            (123,059)    (69,002)
Retained loss for the year...............        -                  -           -              (6,709)     (6,709)
Exchange adjustments.....................        -                  -           -                  22          22
Preference dividend transferred to
  Reserves..............................         -                  -       4,016                   -       4,016
Shares issued in Year...................     2,476                  -           -                   -       2,476
                                           --------          ---------     -------           -------      ---------
Balance at December 31, 2000............    49,276                  -      11,273            9129,746)    (69,197)
                                           ========          =========     =======           =======      ========


Goodwill of approximately (pound)124 million was eliminated against a goodwill reserve as a matter of accounting policy. In accordance with FRS 10 this goodwill has now been netted off against the profit and loss account reserve and the opening balance restated to reflect the comparative balance sheet. Goodwill written off to reserves of approximately (pound)128 million will be charged or credited in he profit and loss account on subsequent disposal of the businesses to which it relates.

                             TEXON INTERNATIONAL plc

21     Minority Equity Interests

                                                            Texon International plc
                                            -----------------------------------------------------
                                            Year ended           Year ended         Year ended
                                            December 31,         December           December 31,
                                            1998                 31, 1999           2000
                                            -----------          ------------       ------------
                                              (pound)000          (pound)000        (pound)000

Balance at beginning of year.............        1,431                   478               645
Minority interest in the profit on
   ordinary activities after tax.........          184                   206               234
Exchange adjustments.....................          (75)                  (39)              (24)
Dividends................................            -                     -              (120)
Acquisitions.............................       (1,062)                    -               400
                                             ---------              --------           -------
Balance at December 31...................          478                   645             1,135
                                             =========              ========           =======

The minority interests relate to the Group's operation in China, and Brazil (see note 21).

The Company owns 96% of USM (China Holdings) Ltd, which in turn holds 60% of Foshan Texon Cellulose Board Manufacturing Co Ltd. In April 1998, an agreement was entered into by Texon Overseas (a wholly owned subsidiary) to acquire a further 30% of the Foshan Texon Cellulose Board Manufacturing Co Limited. The price of US$2,625,000 has been paid in three annual installments, the first one was paid upon execution of the agreement and the second installment was paid on March 31, 1999 and the third was paid on 31 March 2000.The total share holding in Foshan Texon Cellulose Board Manufacturing Co Limited held by the Texon International plc Group is 87.6%.


22    Purchase of Subsidiary Undertakings

All acquisitions have been accounted for using the acquisition method. For all acquisitions the fair values assigned to assets and liabilities are provisional because the Directors have no tbeen able to finalize the adjustments required prior to the date of signing these financial statements.

2000 Acquisitions

During the year the Group acquired the following three businesses

     1. On 29 February 2000 Texon UK Ltd, a wholly owned subsidiary of Texon International plc acquired the Leicester, UK based business of Crispin Dynamics for a consideration of (pound)2,550,000, including expenses of (pound)50,000. All of the consideration has been paid during 2000. The fair values of the net assets acquired have been revised from (pound)1,312,269 to (pound)911,269. This all relates to fair valuing of stock acquired. Hence goodwill is calculated at (pound)1,638,731.

     2. On 23 March 2000 Texon Italia SpA, a wholly owned subsidiary of Texon International plc acquired a 50% shareholding in Boxflex Componentes Para Calcados Ltda. The consideration of (pound)1,041,000, including expenses of (pound)125,000 was paid in cash. The Company was then renamed Boxflex Texon Componentes Para Calcados Ltda ('Boxflex'). No adjustment to the original fair value of assets of (pound)800,000 has been made as at the 31 December 2000, giving a Minority interest of (pound)400,000 and Goodwill of (pound)641,000.

        As none of these acquisitions were either material or significant to the Group they have been combined for the purposes of the disclosures required by Financial Reporting Standard 6 and the Companies Act 1985.

                            TEXON INTERNATIONAL plc

The following table explains the adjustments made to the book value of the major category of assets and liabilities acquired to arrive at the fair values included in the consolidated financial statements at the date of acquisition for Crispin Dynamics and Boxflex Componentes Para Calcados Ltda.

                                   Book amount   Revaluation   Fair value to
                                                                   the group
                                   -----------   ------------  -------------
                                    (pound)000    (pound)000      (pound)000
 Net assets acquired:
    Tangible fixed assets                  578             -             578
 Intangible fixed assets                   500             -             500
 Stocks                                    768         (401)             367
 Debtors                                   165             -             165
 Cash at bank and in hand                    3             -               3
 Other current assets                      130             -             130
 Current liabilities < 1year              (246)            -           (246)
 Current liabilities > 1year              (186)            -           (186)
                                     ---------       -------        --------
                                         1,712         (401)           1,311
 Goodwill                                                              2,280
                                                                    --------
                                                                       3,591
                                                                    ========
 Satisfied by:
 Cash                                                                  3,416
 Acquisition expenses                                                    175
                                                                    --------
                                                                       3,591
                                                                    ========

                             TEXON INTERNATIONAL plc

     3. On 26 July 2000 Texon USA Inc, Texon France SA, Texon Australia Pty Ltd and USM Texon Mexico SA, wholly owned subsidiaries of Texon International plc, acquired Stock, Plant & Equipment and 100% of the share capital of SCI Lambiotte Immobiliere from Foss Manufacturing Inc and certain of its related parties. The following table explains the adjustments made to the book amount to arrive at the fair values included in the consolidated financial accounts.

                                          Book                 Fair value to
                                        Amount   Revaluation       the Group
                                   -----------   ------------  -------------
                                    (pound)000    (pound)000      (pound)000

          Net Assets Acquired:
          Stock                         2,782        (782)          2,000
          Tangible Fixed assets         1,904        (879)          1,025
                                       ------       -----          ------
                                        4,686       1,661           3,025
                                        =====       =====
          Goodwill                                                  7,067
                                                                   ------
                                                                   10,092
                                                                   ======
          Satisfied By:
          Cash                                                      2,841
          Deferred Consideration                                    1,086
          Loan Notes Issued                                         1,546
          Long Term supply agreement                                1,645
          Share Capital                                             2,623
          Acquisition Expenses                                        351
                                                                  -------
                                                                   10,092
                                                                  =======

      The long term supply agreement represents deferred consideration to be paid evenly over the next 5 years, and is interest free.

      The subsidiary undertakings acquired during the year contributed (pound)764,000 (excluding adverse exchange adjustments of (pound)17,000) to the group's net operating cash flows, paid (pound)97,000 in respect of net returns on investment and servicing of finance, paid (pound)54,000 in respect of taxation and utilized (pound)17,000 for investing activities.

                             TEXON INTERNATIONAL plc


22    Purchase of Subsidiary Undertakings (continued)

      1999 Acquisitions

      During the year, the Directors have finalized the fair value revaluations relating to acquisitions made in 1999 of Cornwell Industries Ltd, Chamberlain Phipps Materials and Claravon Ltd. This resulted in an increase in Goodwill of (pound)310,000, being split (pound)105,000 Cornwell Industries Ltd, (pound)42,000 Chamberlain Phipps Materials and (pound)163,000 Claravon Ltd.

      The movements in Goodwill during the year was as follows:

                                                                Cornwell      Chamberlain     Claravon
                                                                                   Phipps
                                                              ----------      -----------     ----------
                                                             (pound)'000      (pound)'000    (pound)'000
         Goodwill as calculated in 1999                              614               58            618
         Decrease in fair value of stock                             105               42            288
         Increase in fair value of Fixed assets                                                   (1,364)
         Decrease in fair value of relocation provision                                            1,280
         Increase in fair value of Debtors                                                           (41)
                                                               ---------      -----------     -----------
         Total Goodwill arising on acquisition                       719              100            781
                                                               =========      ===========     ===========


23    Contingent liabilities

      Subsidiary   undertakings   have  contingent   liabilities   amounting  to
      approximately   (pound)645,000   (1999:   (pound)597,000)  in  respect  of
      guarantees given for commitments in the normal course of trade.

      From time to time, the Company is involved in routine litigation incidental to its business. The Company is not a party to any pending or threatened legal proceedings, which the Company believes would have a material adverse effect on the Company's results of operations or financial condition.


24    Financial commitments

      Capital Commitments

      There are no contractual capital commitments at the 31 December 2000 (1999: (pound)nil)

      Other financial commitments

      Operating lease commitments of the Group for future minimum lease payments as at December 31, 2000 were as follows:

                                              Property            Other
                                            (pound)'000       (pound)'000

     Leases expiring within 1 year........        126               132
     Leases expiring in the second to
       fifth years inclusive..............        389               678
     Leases expiring over 5 years.........        279                 -
                                                  ---              ----
                                                  794               810
                                                  ===               ===

                             TEXON INTERNATIONAL plc

25    Related party transactions

      Certain Texon International plc Shareholders have had commercial relations with group companies. As a consequence, fees have been paid to the Shareholders for providing the services of directors, banking services and strategic advice. The Chase Manhattan Bank is the Group corporate banker and a Shareholder. Apax Partners & Co. Strategic Investors Limited and Apax Partners & Co. Ventures Limited is a shareholder.

      Transactions with related parties during the period (excluding interest paid in the normal course of business) including fees are as follows:

                                            Year ended        Year ended       Year ended
                                            December 31,      December 31,     December 31,
                                            1998              1999             2000
                                            ------------      -------------   ------------
                                             (pound)000        (pound)000       (pound)000

      Fees for director's services.......         36                20               20
      Banking and strategic advice.......        161               202              128
      Debt issuance......................      3,094               557                -
                                              ------            ------           ------
                                               3,291               779              148
                                              ======            ======           ======

      Amounts included within creditors in respect of related parties at December 31, 2000 totalled (pound)55,000 (1999:(pound)46,000). There are no prepayments in respect of related parties at December 31, 2000 (1999:(pound)nil).

      During the years ended December 31, 2000 1999 and 1998 Texon International plc paid to related parties, Chase Manhattan Bank (pound)nil, (pound)557,000 and (pound)3,086,000 and Apax Partners (pound)nil, (pound)nil and (pound)8,000 in respect of debt issuance costs. The Group also incurred agency, guarantee and commitment fees of (pound)128,000 (1999: (pound)202,000, 1998: (pound)161,000) which were payable to Chase Manhattan Bank as the group corporate banker.

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

                             TEXON INTERNATIONAL plc

26    Notes to the consolidated cash flow statement

      a) Reconciliation of operating profit to net cash inflow from operating activities

                                                     Year ended        Year ended      Year ended
                                                     December 31,      December 31,    December 31,
                                                     1998              1999            2000
                                                     ------------     -------------    ------------
                                                     (pound)000        (pound)000      (pound)000

      Operating profit.........................         12,581          12,856           12,208
      Depreciation and amortization charge ....          1,910           3,500            4,653
      Decrease/(Increase) in stocks............            982            (385)           1,581
      Decrease/(Increases) in debtors..........          1,020          (2,462)          (2,030)
      Decrease/ Increase in creditors..........         (5,341)          1,498              104
      (Profit)/loss on sale of tangible
        fixed assets...........................         (1,008)             92             (326)
                                                       --------         -------          -------
      Net cash inflow from operating
        activities.............................         10,144          15,099           16,190
                                                       ========         ======           =======


      Cash flow relating to exceptional restructuring costs detailed in note 5a were (pound)1,230,000 for the year ended December 31, 2000 (1999:
      (pound)266,000).


b)    Analysis of cash flows for headings netted in the cash flow


                                                     Year ended        Year ended      Year ended
                                                     December 31,      December 31,    December 31,
                                                     1998              1999            2000
                                                     ------------     -------------    ------------
                                                     (pound)000        (pound)000      (pound)000
  Returns on investments and servicing
    of finance
  Interest received .............................            160             336            277
  Interest paid .................................         (9,749)         (9,949)       (11,945)
  Interest element of finance lease
  payments ......................................            (66)           (153)          (138)
  Expenses incurred in issuance of the
  senior notes ..................................         (5,112)         (1,263)           (31)
                                                         --------        --------       --------
  Net cash outflow for returns on
  investments and servicing of finance ..........        (14,767)        (11,029)       (11,837)
                                                         ========        ========        =======
  Capital expenditure and financial
  investment
  Purchase of tangible and intangible fixed
    assets ......................................         (2,038)         (3,511)        (2,184)
  Sale of tangible fixed assets .................          4,249             248            550
                                                         --------        --------       --------
 Net cash inflow/(outflow) for capital
  expenditure and financial investment ..........          2,211          (3,263)        (1,634)
                                                         ========        ========        =======

  Acquisitions and disposals
  Purchase of subsidiary undertaking ............        (24,000)        (22,015)        (9,733)
  Cash and bank loans acquired with
    business ....................................              -          (2,062)           (462)
                                                         --------        --------       --------
  Net cash outflow for acquisitions .............        (24,000)        (24,077)       (10,195)
                                                         ========        ========        =======

  Financing
  Issue of share capital ........................              -               -          3,329
  Debt redeemed .................................        (57,368)         (6,372)        (2,287)
  Debt issued ...................................         81,507          32,298          8,746
  Capital element of finance lease rental
    payments.....................................            323            (458)          (408)
                                                         --------        --------       --------
  Net cash inflow from financing.................         24,462          25,468          9,380
                                                         ========        ========        =======

                             TEXON INTERNATIONAL plc


26     Notes to the consolidated cash flow statement (continued)

       c)   Analysis of net debt


                                                               Due
                                                               due      Debt due
                                               Over-        within     after one        Finance
                                  Cash        drafts          year          year         leases        Total
                                  ----        ------        ------     ---------        -------        -----
                               (pound)000    (pound)000   (pound)000   (pound)000     (pound)000   (pound)000

As at January 1,1998......       1,156        (3,364)       (61,032)           -           (922)     (64,162)
Reclassification..........           -          (405)           405            -              -            -
Cash flow.................        (443)       (2,927)        57,368      (81,507)          (323)     (27,832)
Other non-cash charges....           -             -          3,215        2,008              -        5,223
Foreign exchange
  movement................           8          (239)            44       (4,105)             -       (4,292)
                                -------      --------      ---------   ----------       --------    ---------
As at December 31, 1998...         721        (6,935)             -      (83,604)        (1,245)     (91,063)
                                =======      ========      =========   ==========       ========    =========

As at January 1, 1999.....         721        (6,935)             -      (83,604)        (1,245)     (91,063)

Cash flow.................         313          (653)        (2,521)     (23,405)           458      (25,808)
Acquisitions excluding
  cash....................           -              -        (1,270)      (1,416)          (700)      (3,386)

Other non-cash charges....           -              -             -          146              -          146
Foreign exchange movement.          (9)           696            52       11,301              -       12,040
                                -------      --------      ---------   ----------       --------    ---------
As at December 31,1999....       1,025         (6,892)       (3,739)     (96,978)        (1,487)    (108,071)
                                =======      ========      =========   ==========       ========    =========
As at January 1, 2000.....       1,025         (6,892)       (3,739)     (96,978)        (1,487)    (108,071)
Cash flow.................        (233)        (1,531)        1,152       (7,611)           409       (7,814)

Acquisitions excluding
  cash....................           -           (105)            -         (357)             -         (462)
Other non-cash charges....           -              -        (3,276)       2,449              -         (827)
Foreign exchange
  movement................          45            (74)         (104)        (341)             -         (474)
                                -------      --------      ---------   ----------       --------    ---------
As at December 31,2000....         837         (8,602)      (5,967)     (102,838)        (1,078)    (117,648)
                                =======      ========      =========   ==========       ========    =========

Total other non cash charges relate to unamortized debt issuance costs of (pound)827,000.


       d)  Cash flow relating to exceptional items


                                                  Year ended             Year ended           Year ended
                                           December 31, 1998      December 31, 1999    December 31, 2000
                                           -----------------      -----------------    -----------------
                                              (pound)000             (pound)000           (pound)000

      Provision at beginning of year.....             -                  2,969                2,703
      Spend..............................          (819)                  (266)              (1,230)
      Income.............................         3,788                      -                    -
                                               ---------               --------             --------
      Provision at end of year...........         2,969                  2,703                1,473
                                               ========                =======              =======

                             TEXON INTERNATIONAL plc


26     Notes to the consolidated cash flow statement (continued)

       e)   Major non cash transactions

       The group holds a loan note of (pound)4 million as part of the consideration received from the sale of the property at head office in Leicester. The Company issued a loan note of (pound)1 million to BUSM Co. Ltd as an inducement to remain a tenant on the property and this is shown netted of the Company's loan note to leave (pound)3 million. This was valued during the year ended 31 December 2000 at the full (pound)3 million (1999: (pound)2 million).

       During the year, a subsidiary of the group, acquired a freehold property as compensation for the termination of a supply agreement with the former owner of this business. The property has been valued at (pound)1 million.

                             TEXON INTERNATIONAL plc


27     Pension costs

       At the year ended December 31, 2000, some of the Group's employees participated in pension schemes of the defined benefit type that determine retirement pensions based on an employee's years of service and a final pay definition. Some of these schemes were externally funded within trusts, others were financed via internal book reserves. For all these schemes contributions were paid or pension costs charged based on advice received from qualified actuaries.

       The Company's defined benefit pension scheme in the UK has been closed to new contributions and has been replaced with a money purchase scheme as from April 1, 2000, which the majority of the UK employees have now joined. The information provided below is for the major funded pension schemes in the UK and the US.

       The UK defined benefit pension scheme originally covered employees of the Group and of the former Machinery business of United Texon Limited but was formally split in September 2000. The pension liabilities and costs following this split have been agreed with the Pension Schemes Office (a branch of the Inland Revenue). This scheme continues with vested liabilities.

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

       Details of the actuarial valuations for the two most significant funded defined benefit schemes for the Texon International plc group are as follows:

                                                                United Kingdom        United States
                                                                --------------        -------------

       Date of last actuarial valuation.................         March 31, 1999      January 1,2000
       Actuarial method.................................         Projected Unit      Projected Unit
       Assumed excess of investment
                return over salary increases............                   1.5%                2.7%
       Assumed rate of pension increases................                   2.5%                 Nil
       Value of assets at date of latest valuation......    (pound)20.5 million  (pound)4.8 million
       Level of funding.................................                    90%                112%
       Actuaries........................................  Watson Wyatt Partners    Buck Consultants


       For the purposes of the disclosure in accordance with US GAAP (SFAS 132), the funded status and pension cost of the major plans in Austria, Germany, UK, and the US as at December 2000, 1999 and 1998 have been described in the following tables.

                             TEXON INTERNATIONAL plc


                                                      Year ended          Year ended           Year ended
                                                    December 31,        December 31,         December 31,
                                                            1998                1999                 2000
                                                  --------------       -------------         ------------
                                                    (pound)000          (pound)000            (pound)000

The net periodic pension costs for the
  major retirement plans under SFAS
  No. 132 comprises:
Service cost-present value of benefits earned
  during the year................................      1,093               1,649                  503
Interest cost on projected benefit obligations...      2,319               2,001                1,967
Expected return on plan assets...................     (2,252)             (1,717)              (1,838)
Net amortization and deferral....................        114                 498                   77
                                                     --------            --------              -------
Net periodic pension cost........................      1,274               2,431                  709
Expected EE contributions........................       (200)               (200)                 (64)
                                                     --------            --------              -------
FAS87 Net periodic pension cost..................      1,074               2,231                  645
                                                     ========            ========              ========


                                                           As of               As of                As of
                                                    December 31,        December 31,         December 31,
                                                            1998                1999                 2000
                                                  --------------       -------------         ------------
                                                         %                   %                     %
Assumptions
Weighted average discount rate...................         5.7                 6.3                  6.1
Long term rate of increases in remuneration......     2.3 - 6             3 - 4.8              2 - 5.6
Expected long term rate of return on assets......       4 - 8             7 - 7.5              6 - 7.5


                                                           As of               As of                As of
                                                    December 31,        December 31,         December 31,
                                                            1998                1999                 2000
                                                  --------------       -------------         ------------
                                                    (pound)000          (pound)000            (pound)000

Actuarial present value of:
Accumulated benefit obligations..................       29,345              27,673               29,081
                                                      ---------           --------              -------
Projected benefit obligations (see a)............       36,686             31,527               30,296
Plan assets at fair value (see a)................       21,984             26,104               24,455
                                                      ---------           --------              -------

Funded status.....................................     (14,702)            (5,423)              (5,841)
Unrecognized net loss or (gain)...................       9,318               (254)                1,814
Unrecognized prior service cost...................         (17)                -                      -
Unrecognized net transitional obligation..........         382                308                   (11)
Fourth quarter contribution.......................         165                  -                     -
                                                      ---------           --------              -------
Net amount recognized.............................      (4,854)            (5,369)               (4,038)
Adjustment to recognize minimum liability.........      (3,449)               (11)               (1,884)
                                                      ---------           --------              -------
Intangible asset..................................        (403)                 -                     -
Accumulated other comprehensive income............      (3,046)               (11)               (1,884)
                                                      ---------           --------              -------

(Pension liability)..............................       (8,303)            (5,380)               (5,922)
                                                      =========           ========              =======


                             TEXON INTERNATIONAL plc


                                                      Year ended          Year ended           Year ended
                                                    December 31,        December 31,         December 31,
                                                            1998                1999                 2000
                                             ------------------- -------------------  -------------------
                                                      (pound)000          (pound)000           (pound)000

Change in projected benefit obligation:
Projected benefit obligation at beginning of year..       33,258             36,686             31,527
Change to obligation at beginning of year (see b)..       (6,839)              (785)                 -
Service cost.......................................        1,093              1,649                438
Interest cost......................................        2,319              2,001              1,967
Plan net losses/(gains)............................        7,920             (6,171)              (263)
Foreign exchange impact............................          195               (303)               425
Benefits paid......................................       (1,260)            (1,550)            (2,130)
Employee Contribution..............................            -                  -                 64
Curtailments.......................................            -                  -             (1,731)
                                                         --------           --------           --------
Projected benefit obligation at end of year........       36,686             31,527             30,297
                                                         ========           ========           ========

Change in plan assets:
Fair value of plan assets at beginning of year......      26,064             21,983             26,104
Change to fair value of plan assets at beginning
  of year (see b)...................................      (5,325)              (209)                 -
Actual return on plan assets........................       1,532              4,737               (528)
Company contributions...............................         800                776                538
Employee contributions..............................         200                269                 64
Foreign exchange impact.............................         (36)                98                407
Benefits paid.......................................      (1,252)            (1,550)            (2,130)
                                                         --------           --------           --------
Fair values of plan assets at end of year...........      21,983             26,104             24,455
                                                         ========           ========           ========



a)

                                                  As of December 31, 1999       As of December 31, 2000
                                               ----------------------------  ----------------------------
                                                   Assets                          Assets
                                                   exceed      Accumulated         exceed     Accumulated
                                              accumulated         benefits    accumulated        benefits
                                                 benefits    exceed assets       benefits   exceed assets
                                              -----------    -------------    -----------   -------------
                                               (pound)000      (pound)000     (pound)000      (pound)000

Actuarial present value of:
Accumulated benefit
  obligations...........................           24,794         2,879         4,414          24,667
Projected benefit obligations                      28,312         3,215           5,422          24,874
Plan assets at fair value...............           26,104             -           4,959          19,496
                                              ===========        ======          ======          =======


b) A reassessment of the division of obligations of the UK plan following demerger was carried out in 1998. This revealed that approximately 38% of the liabilities related to the Company, rather than the 50% assumed in 1997. In addition the allowance for discretionary increases to pensions in payment was removed following the decision not to grant an increase in 1998.

                             TEXON INTERNATIONAL plc

28       Post retirement medical benefit plan

         The US subsidiary of Texon International plc sponsors an unfunded employee post-retirement plan that covers 91 employees and 25 retirees including their dependants. The plan provides post-retirement medical benefits in the form of a contribution to the retiree's health insurance premium as well as managed care programs. There are no post-retirement death benefits for current retirees. The following table sets forth the plan's funded status at December 31, 2000.

         Net periodic post-retirement benefit cost included the following components:


                                                      Year ended            Year ended            Year ended
                                                     December 31,          December 31,          December 31,
                                                         1998                  1999                  2000
                                                     -------------         ------------          ------------
                                                       (pound)000           (pound)000            (pound)000

Interest cost on accumulated post-retirement
   benefit obligation..............................         35                    36                   48
Amortization of transitional obligation/(asset)....        (16)                  (16)                 (18)
                                                          -----                 -----                -----
Net periodic post-retirement benefit cost..........         19                    20                   30
                                                          =====                 =====                =====



                                                         As of                 As of                As of
                                                     December 31,          December 31,          December 31,
                                                         1998                  1999                  2000
                                                     -------------         ------------          ------------

Funded status
Projected benefit obligation.......................       578                   617                  691


Funded status......................................      (578)                 (617)                (691)
Unrecognized net (gain)/loss ......................        (8)                   28                   49
                                                         -----                 -----                -----
Accrued post-retirement benefit cost...............      (586)                 (589)                (642)
                                                         =====                 =====                =====

Change in projected benefit obligation:
Projected benefit obligation at beginning of year..       545                   578                  617
Interest cost......................................        35                    36                   49
Plan net losses....................................        33                    20                    -
Foreign exchange impact............................        (3)                   14                   54
Benefit paid.......................................       (32)                  (31)                 (29)
                                                         -----                 -----                -----
Projected benefit obligation at end of year........       578                   617                  691
                                                         =====                 =====                =====

Change in plan assets:
Fair value of plan assets at beginning of year.....         -                     -                    -
Employer contributions.............................        32                    31                   29
Benefits paid......................................       (32)                  (31)                 (29)
                                                         -----                 -----                -----
Fair values of plan assets at end of year..........         -                     -                    -
                                                         =====                 =====                =====

                             TEXON INTERNATIONAL plc


28       Post retirement medical benefit plan (continued)

         For measurement purposes, a 5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000 (1999:5%). The health care cost trend assumption has an effect on the amounts reported.

         To illustrate, increasing the assumed health care cost trend rates by 1 percentage point each year would increase the accumulated post-retirement benefit obligation as of December 31, 1999, by 17%
         ((pound)106,000) and the aggregate of service and interest cost components of net periodic post-retirement benefit cost for the year then ended by 17% ((pound)6,000).

         Medical trend rates (initial rate)............     5.0% per annum
         Assumed discount..............................     7.5% per annum


29       New UK Accounting Standards

         The Accounting Standards Board (ASB) has issued FRS 17 Retirement Benefits, which is mandatory for all accounting periods ending on or after 22 June 2003. FRS 17 replaces SSAP 24 and UITF 6 relating to accounting for pension costs and other post-retirement benefits. The FRS makes radical changes in respect of accounting for defined benefit schemes, leading to increased volatility in the balance sheet as actuarial gains and losses are recognized immediately and scheme assets are valued at fair values. While companies with defined benefit schemes will be able to continue applying SSAP 24 for periods ending before 22 June 2003, they will need to make additional disclosure in accordance with FRS17 for periods ending on or after 22 June 2001. The Group will apply the additional disclosure of FRS 17 prospectively in 2001.

         The Accounting Standards Board (ASB) has issued FRS 18 Accounting Policies, which is effective for all accounting periods ending on or after 22 June 2001. FRS 18 replaces SSAP 2. This replacement of SSAP 2 brings the assumptions and the criteria on which entities select accounting policies, into line with the ASB's statement of principles. FRS 18 re-iterates the going concern and accruals bases, however the previous concepts of prudence and consistency have been downplayed. In determining the most appropriate accounting policy the emphasis is now on the four objectives of relevance, reliability, comparability and understandability. The Group will apply the provisions of FRS 18 prospectively in 2001.

         The Accounting Standards Board (ASB) has issued FRS 19 Deferred Tax, which is effective for all accounting periods ending on or after 23 January 2002. Its main objectives for the treatment of deferred tax to come more in line with international practice. Although FRS 19 introduces a form of "full provision" it has not harmonized with IAS
         12. The general principle of FRS 19 is that deferred tax should be recognized in full in respect of transactions or events that have taken place by the balance sheet date and which give the entity an obligation to pay more or less tax in the future.

                             TEXON INTERNATIONAL plc


30 Summary of significant differences between UK and US generally accepted accounting principles

         The consolidated financial statements are prepared in conformity with accounting principles accepted in the UK ("UK GAAP"), which differ in certain respects from those generally accepted in the United States ("US GAAP"). The significant areas of difference affecting the consolidated financial statements of the Company are described below.

         a)  Goodwill

         Under UK GAAP, the Group

         o Writes off goodwill arising on consolidation prior to January 1, 1998 directly to the profit and loss account reserve;
         o Capitalizes goodwill arising on consolidation relating to acquisitions after January 1, 1998 in the balance sheet.

         Under US GAAP, goodwill arising on consolidation is capitalized on the consolidated balance sheet and then amortized over its useful life, which Texon International plc has estimated to be 20 years.

         The gross cost under US GAAP at December 31, 2000, December 31, 1999 and December 31, 1998 of goodwill is approximately (pound)78,085,000, (pound)77,069,000 and (pound)81,527,000 respectively. Accumulated amortization under US GAAP at December 31, 2000 December 31, 1999 and December 31, 1998 of goodwill is (pound)23,229,000, (pound)19,473,000 and (pound)15,427,000 respectively.

         b)   Pensions and other post-retirement benefits

         The Group accounts for the costs of pensions and other post- retirement benefits under the rules set out in UK accounting standards. US GAAP is more prescriptive in respect of actuarial assumptions and the allocation of costs to accounting periods. (See Notes 27 and 28).

         c)   Debt Issuance Costs

         Under UK GAAP debt is stated net of unamortized issue costs. Under US GAAP unamortized issue costs are presented as a separate asset. As at December 31, 2000 the unamortized costs were (pound)4,257,000 (1999:
         (pound)5,048,000).

         d)   Financial Instruments

         The fair values of cash, accounts receivable and accounts payable approximate to the book value due to the short-term nature of these assets and liabilities.

                            TEXON INTERNATIONAL plc


30 Summary of significant differences between UK and US generally accepted accounting principles (continued)

         With the exception of the Senior Notes (see below), the Group's financial instruments are generally short-term in nature and in the case of debt bear variable interest rates. Accordingly, the carrying value of such short-term financial instruments approximates their fair value. The fair value of foreign exchange contracts is estimated by published market quotes and amounted to (pound)21,119,000 and (pound)19,844,000 at December 31, 2000 and December 31, 1999 respectively. The unrealized gain/(loss) on the foreign exchange contracts was (pound)25,000 and ((pound)11,000) at December 31, 2000 and December 31, 1999 respectively. All gains or losses on foreign exchange contracts have been expensed rather than deferred. Gains and losses arising on foreign currency forward contracts to hedge commitments are recognized in the consolidated profit and loss accounts in the same periods as the gains and losses on the commitments.

         The Senior Notes have a book value of (pound)78,025,000, at December 31, 2000, (1999: (pound)75,555,000). In the opinion of the directors the fair value of the Notes at December 31, 2000 would be (pound)45,723,000 (1999: (pound)64,222,000) based on their trading value at that date.

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

         The UK Deferred tax asset as at December 31, 2000 and 1999 can be reconciled as follows to the US GAAP net deferred asset:

         2000
         ----

                                                      UK GAAP         UK GAAP
                                                     Provided       Unprovided       US GAAP
                                                     --------       ----------       -------
                                                    (pound)000      (pound)000     (pound)000

Deferred tax liabilities:
Property plant and equipment.....................           -              -              -
Liabilities not provided under UK GAAP...........           -              -              -
                                                       -------        -------         -------
                                                            -              -               -
                                                       =======        =======         =======

Deferred tax assets:
Intercompany profit..............................       (271)              -           (271)
Deferred interest................................           -           (236)          (236)
Net operating losses.............................           -         (6,562)        (6,562)
Property plant and equipment.....................        (10)         (1,267)        (1,277)
Pensions and long-term retirement benefits.......        (57)           (723)          (780)
Intangible assets................................           -           (877)          (877)
                                                       -------       --------       ---------
                                                         (338         (9,665)       (10,003)
Less valuation allowance.........................           -         10,003         10,003
                                                       -------       --------       ---------
Net deferred tax (asset)/liability...............       (338)            338              -
                                                       =======       ========       =========

                            TEXON INTERNATIONAL plc


30 Summary of significant differences between UK and US generally accepted accounting principles (continued)

     1999
     ----

                                                    UK GAAP         UK GAAP
                                                    Provided       Unprovided       US GAAP
                                                    --------       ----------       -------
                                                   (pound)000      (pound)000      (pound)000

Deferred tax liabilities:
Property plant and equipment.....................       93                -               93
Liabilities not provided under UK GAAP...........        -                -                -
                                                      -----         --------        ---------
                                                        93                -               93
                                                      =====         ========        =========

Deferred tax assets:
Intercompany profit..............................     (271)               -             (271)
Deferred interest................................        -           (1,648)          (1,648)
Net operating losses.............................      (41)          (5,238)          (5,279)
Property plant and equipment.....................        -           (1,495)          (1,495)
Pensions and long-term retirement benefits               -           (1,032)          (1,032)
Intangible assets................................        -             (877)            (877)
                                                      -----         --------        ---------
                                                      (312)         (10,290)         (10,602)
Less valuation allowance.........................        -           10,509           10,509
                                                      -----         --------        ---------
                                                      (312)             219              (93)
                                                      =====         ========        =========

Net deferred tax (asset)/liability...............     (219)             219                -
                                                      =====         ========        =========


     f)  Net loss per ordinary share

         The net loss per ordinary share for the year ending December 31, 2000 is (pound)1.18 (1999:(pound)0.18).

                             TEXON INTERNATIONAL plc

30 Summary of significant differences between UK and US generally accepted accounting principles (continued)

         g)  Statement of cash flows

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

         Set out below, is a summary combined statement of cash flows under US GAAP.


                                                  Year ended            Year ended            Year ended
                                                 December 31,          December 31,          December 31,
                                                     1998                  1999                  2000
                                                 ------------          ------------          ------------
                                                  (pound)000            (pound)000            (pound)000

Net cash (used in)/provided by operating
  activities..................................       (931)                 2,795                  717
Net cash provided/(utilized) by investing
  activities..................................       1,666              (27,340)              (11,829)
Net cash (used in)/provided by financing
  activities..................................     (4,105)                24,205                9,389
                                                  --------              ---------             ---------
Net (decrease) in cash and cash equivalents
  under US GAAP...............................     (3,370)                 (340)               (1,763)
                                                  ========              =========             =========

                            TEXON INTERNATIONAL plc



30 Summary of significant differences between UK and US generally accepted accounting principles (continued)

         h)   Reconciliations

         The following is a summary of the material adjustments to net income and shareholders' equity which would have been required if US GAAP had been applied instead of UK GAAP.


                                                  Year ended          Year ended        Year ended
                                                 December 31,        December 31,      December 31,
                                                     1998                1999              2000
                                                 ------------        ------------      ------------
                                                  (pound)000          (pound)000        (pound)000

Net profit/(loss) in accordance with UK GAAP...      2,222                 576             (2,693)
Adjustments to conform with US GAAP:
   Amortization of goodwill....................     (3,940)             (4,047)            (3,756)
   Gain on sale of property....................      1,257                   -                  -
   Pensions and other post-retirement benefits.        397               2,793              1,218
   Effect of differences on policy for
     recognition of deferred tax costs
     and liabilities...........................         26                 (29)              (119)
                                                     ------             -------           --------
Total net loss in accordance with US GAAP              (38)               (707)            (5,350)
                                                     ======             =======           ========

Net loss from continuing operations in
     accordance with US GAAP...................        (38)               (707)            (4,153)
Net loss of discontinued operations in
     accordance with US GAAP...................          -                   -             (1,197)
                                                     ------             -------           --------
Retained loss for the period for equity
     shareholders in accordance with US GAAP...        (38)               (707)            (5,350)
                                                     ======             =======           ========



                                                                        As of             As of
                                                                     December 31,      December 31,
                                                                         1999             2000
                                                                     ------------      ------------
                                                                      (pound)000        (pound)000

Shareholders' (deficit) in accordance with UK GAAP                     (59,882)           (59,224)
Adjustments to conform with US GAAP:
  Goodwill................................................              57,596             54,855
  Pension and other post-retirement benefits..............                 155               (511)
  Taxation................................................                (219)              (338)
                                                                       --------           --------
Shareholders' (deficit) in accordance with US GAAP........              (2,350)            (5,218)
                                                                       ========           ========


                            TEXON INTERNATIONAL plc

30 Summary of significant differences between UK and US generally accepted accounting principles (continued)

         i)  Redeemable preference shares

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

         j)  US Accounting Standards

         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement, as amended by SFAS No. 137 and No. 138, will be effective for the Company's fiscal 2001 first quarter financial statements.

         k)  SFAS No. 130

         Comprehensive income under SFAS No. 130 is shown below:


                                                     Year ended            Year ended            Year ended
                                                    December 31,          December 31,          December 31,
                                                         1998                 1999                  2000
                                                    -------------         ------------          ------------
                                                     (pound)000            (pound)000            (pound)000

Net income.......................................         (38)                (707)                (5,350)
Other Comprehensive Income, net of income
  tax:
  Foreign currency translation adjustment........      (3,167)               6,104                 1,037
  Minimum pension liability adjustment...........      (3,046)                 (11)               (1,884)
                                                      --------              -------              --------
Comprehensive income.............................      (6,251)               5,386                (6,197)
                                                      ========              =======              ========

Accumulated comprehensive net income as at
  December 31....................................     (34,717)             (29,331)              (35,528)
                                                      ========             ========              ========


         There is no tax associated with the amounts included in other comprehensive income.

                             TEXON INTERNATIONAL plc


30 Summary of significant differences between UK and US generally accepted accounting principles (continued)



                                                                          Minimum           Accumulated
                                                                          Pension              Other
                                                    Foreign              Liability         Comprehensive
                                                currency items          Adjustment            Income
                                                --------------          ----------         -------------
                                                  (pound)000            (pound)000          (pound)000

Balance as at December 31, 1997................      (6,330)                     -              (6,330)
Change during 1998.............................      (3,167)                (3,046)             (6,213)
                                                    --------               --------           ---------
Balance as at December 31,1998.................      (9,497)                (3,046)            (12,543)
                                                    ========               ========           =========

Change during 1999.............................       6,104                    (11)              6,093
                                                    --------               --------           ---------
Balance as at December 31, 1999................      (3,393)                (3,057)             (6,450)
                                                    ========               ========           =========
Change during 2000.............................       1,037                 (1,884)               (847)
                                                    --------               --------           ---------
Balance as at December 31, 2000................      (2,356)                (4,941)             (7,297)
                                                    ========               ========           =========


         The accumulated other comprehensive income balance as at January 1, 1996 is stated as zero as the cumulative information as of that date is not available.