Form 20-F
period 2001-12-31
TEXON INTERNATIONAL PLC
filed 2002-05-13
CIK 1058980

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 20-F



[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



                   For the fiscal year ended December 31, 2001


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

                                                         Item 17    [X]  Item 18

                                TABLE OF CONTENTS

                                                                     Page
                                                                     ----

General Introduction                                                   1


PART I

Item 1.  Identity of Directors, Senior Management and Advisers         2
Item 2.  Offer Statistics and Expected Timetable                       2
Item 3.  Key Information                                               2
Item 4.  Information on the Group                                      6
Item 5.  Operating and Financial Review and Prospects                 15
Item 6.  Directors, Senior Management and Employees                   21
Item 7.  Major Shareholders and Related Party Transactions            23
Item 8.  Financial Information                                        24
Item 9.  The Offer and Listing                                        25
Item 10. Additional Information                                       25
Item 11. Quantitative and Qualitative Disclosure about Market Risk    29
Item 12. Description of Securities other than Equity Securities       32

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies              33
Item 14. Material  Modifications  to the Rights of Security
         Holders and Use of Proceeds                                  33
Item 15. None                                                         33
Item 16. None                                                         33

PART III

Item 17. Financial Statements                                         34
Item 18. Financial Statements                                         34
Item 19. Exhibits                                                     34

Signatures                                                            40

GENERAL INTRODUCTION


Texon International plc ("Texon") is a public limited company incorporated in England and Wales, which conducts its operations through its subsidiaries.
Texon, together with its subsidiaries, is referred to throughout this Annual Report on From 20-F.

Texon was incorporated on October 9, 1997 and on December 23, 1997 entered into an acquisition agreement (the "Acquisition Agreement") with the shareholders of United Texon Limited under which Texon agreed to acquire the entire issued share capital of United Texon Limited (the "Acquisition"). The Acquisition was conditional upon (i) consummation of the offering by Texon of senior notes due 2008 (the "Offering") and (ii) a revolving facility being made available unconditionally. These conditions were duly fulfilled on January 30, 1998.

The Group has prepared consolidated financial statements for the 5 years ended December 31, 2001. Under the terms of the Acquisition Agreement, Texon had control of the financial and operational management of United Texon Limited effective from December 31, 1997. The Group had no previous operating history and therefore had no consolidated profit or loss for the period from its incorporation on October 9, 1997 to December 31, 1997. The Group has presented United Texon Limited historical financial information for this period, and this is included in "Item 3A Selected Historical Consolidated Financial Information".

The Group prepares its consolidated financial statements in accordance with generally accepted accounting principles of the United Kingdom ("UK GAAP") which differ in certain material respects to generally accepted accounting principles in the United States ("US GAAP"). These differences are summarized in Note 29 to the consolidated financial statements of the Group included in this report.

This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements regarding the Group's expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, projected costs and capital expenditures, competitive positions, growth opportunities, plans and objectives of management for future operations and words such as "anticipate", "believe", "plan", "estimate", "expect", "intend" and other similar expressions are forward-looking statements. Such forward-looking statements are inherently uncertain, and actual future results and trends for the Group may differ materially depending on a variety of factors. Factors that may affect the plans or results of the Group include, without limitation, level of sales to customers, actions by competitors, fluctuations in the price of raw materials, foreign currency exchange rates and political and economic instability in the Group's markets. Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures, with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

                                     PART I

Item 1            Identity of Directors, Senior Management and Advisers

Not applicable.


Item 2            Offer Statistics and Expected Timetable

Not applicable.


Item 3.           Key Information

A. Selected Financial Data

Exchange Rate Information

The Group publishes its financial statements in pounds sterling. The following table sets forth, for the periods indicated, the exchange rates, based on the noon buying rate of the U.S. Federal Reserve Bank on the relevant dates, for pounds expressed in dollars per pound sterling. Such rates are provided solely for the convenience of the reader and should not be construed as a representation that pound amounts actually represent such dollar amounts or that such sterling amounts could have been, or could be, converted into dollars at that rate or at any other rate.

Fiscal Year Ended December 31,     Average Rate   High    Low     Period End
                                        (1)                          Rate
1997                                   1.64       1.71    1.58       1.64
1998                                   1.66       1.72    1.61       1.66
1999                                   1.61       1.68    1.55       1.62
2000                                   1.51       1.65    1.40       1.49
2001                                   1.44       1.50    1.37       1.45

July 2001                                -        1.43    1.40        -
August 2001                              -        1.46    1.42        -
September 2001                           -        1.47    1.44        -
October 2001                             -        1.48    1.42        -
November 2001                            -        1.46    1.41        -
December 2001                            -        1.46    1.42        -

(1) The average of the Noon Buying Rates on the last business day of each month during the relevant period.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table presents as of the dates and for the periods indicated selected historical consolidated financial information of the Group.

The information contained in the following tables should be read in conjunction with the "Item 5. Operating and Financial Review and Prospects" and the Group's historical consolidated financial statements and related notes, as well as other information included elsewhere in this document.

The selected profit and loss account data set forth below for December 31, 2001, 2000 and 1999, and the balance sheet data at December 31, 2001 and December 31, 2000 are derived from our consolidated financial statements included in this annual report on Form 20-F, which have been prepared in accordance with UK GAAP and differ in certain respects from US GAAP. A reconciliation of certain amounts from UK GAAP as well as a description of principal differences between UK GAAP and US GAAP applicable to the Group is presented in note 29 of the notes to the consolidated financial statements. The selected consolidated profit and loss account data for December 31, 1998 and 1997, and the balance sheet data at December 31, 1999, 1998 and 1997, are derived from the audited consolidated financial statements appearing in our historical annual reports as filed on Form 20-F with the Securities and Exchange Commission.

                                 Year ended  Year ended  Year ended   Year ended  Year ended
                                December 31,   December    December     December    December
                                       1997    31, 1998    31, 1999     31, 2000    31, 2001

                                                    (Pounds sterling in thousands)
                                    -------------------------------------------------------
Consolidated Profit And Loss Account

Amounts in accordance with UK GAAP:
  Sales turnover (a)                 122,343    110,880     126,627      151,586    142,402

  Operating profit                     9,609     12,581      12,856       12,208     11,723

  Operating profit -
  Continuing operations               11,540     12,581      12,856       13,044     12,660

  Net (loss)/profit for the
  financial year                     (4,318)      2,222         576      (2,693)    (4,294)

Amounts in accordance with US GAAP:

  Sales turnover(a)                  122,343    110,880     126,627      151,586    142,402

  Operating profit(b)                  6,358     11,252      11,602        9,670      7,539

  Operating profit-                    6,358     11,252      11,602       10,867      8,476
  continuing operations

  Net (loss) from                       -           -           -         (1,179)      (937)
  discontinued operations

  Retained loss for the year          (5,654)       (38)       (707)      (5,350)    (8,445)

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
                                   (CONTINUED)

                                      As of       As of       As of        As of      As of
                                December 31,   December    December     December   December
                                       1997    31, 1998    31, 1999     31, 2000   31, 2001

                                      (Pounds sterling in thousands, except share data)
                                    -------------------------------------------------------
Consolidated Balance Sheet Data:

Amounts in accordance with UK GAAP:
  Total assets                        54,315     49,927      86,024      102,008     88,041

  Net liabilities                    (68,629)   (71,019)    (59,237)     (58,089)   (60,109)

  Long-term creditors                 (7,120)   (92,119)   (104,870)    (111,282)  (110,906)

Amounts in accordance with UK and US GAAP:

  Called up share capital              8,813      9,120       9,120        9,973     10,773

  Number of shares outstanding
  (excluding preferred shares
  outstanding)                       350,000     80,000      80,000      117,000    117,000

Amounts in accordance with US GAAP:

  Total assets                       121,346    121,250     148,668      161,120    143,261

  Net liabilities                     (1,792)   (11,836)(i)  (3,850)(i)  (6,718)(i) (18,005)

  Long-term creditors                 (7,120)   (86,896)    (99,622)   (106,755)   (105,921)

(i) As restated, see note 29(h) to the consolidated financial statements included in this report.

         NOTES TO SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

(a) Sales turnover for the year ended December 31, 1997, includes amounts from transactions with the discontinued business to reflect the total sales of the materials business. These sales have been eliminated in the consolidated financial statements.

(b) Operating profit under US GAAP is arrived at after taking into account the differences relating to the amortization of goodwill and the treatment of pensions and other post-retirement benefits, as set out in note 29 to the consolidated financial statements included elsewhere herein. The continuing operations portion of the goodwill amortization differences for the years ended December 31, 2001, 2000 and 1999 amount to (pound) 3,827,000, (pound) 3,756,000 and (pound) 4,047,000 respectively. The continuing operations portion of the difference relating to pensions and post-retirement benefits for the years ended December 31, 2001, 2000 and 1999 amounts to credit (pound) 99,000, (pound) 1,218,000 and (pound) 2,793,000 respectively.

B.   Capitalization and Indebtedness

Not Applicable.

C.   Reasons for the Offer and Use of Proceeds

Not Applicable.

D.   Risk Factors

The Group operates in many countries around the world. As such the Group may be subject to some volatility because of currency fluctuations, inflation and changes in political and economic conditions in these countries. Market risks and exchange rate sensitivities are discussed in Item 11.

The Group is exposed to increases in the prices of raw materials and, while it has generally been able to pass on such increases to its customers, there is no guarantee that it will be able to do so in the future. Significant increases in the price of the Group's products due to increases in the cost of raw materials could have a negative effect on demand for its products and a material adverse effect on the Group's business, financial condition, result of operation and cash flows.

The Group's facilities, several of which have been operated as industrial establishments for long periods of time, are subject to comprehensive environmental laws and requirements, including those governing discharges to the air and water, the handling of disposal of solid and hazardous substances and wastes and remediation of contamination associated with the release of hazardous substances at the Group's facilities and offsite disposal locations. The Group has made, and will continue to make, expenditures to comply with such laws and requirements. The Group believes that it will not require material capital expenditures to comply with applicable environmental laws during 2002 or in the foreseeable future. However, future events, such as changes in existing laws and regulations or the discovery of contamination at the Group's facilities, adjacent sites or offsite waste disposal locations, may give rise to additional compliance or remediation costs which could have a material adverse effect on the Group's results of operations or financial condition. Moreover, the nature of the Group's business exposes it to some risk of claims with respect to environmental matters, and there can be no assurance that the material costs or liabilities will not be incurred in connection with any such claims.

In addition, the Group and the notes issued by Texon are subject to the various risks set forth in Texon's Registration Statement on Form F-4, filed with the Securities and Exchange Commission.

Item 4.           Information on the Group

A. History and Development of the Group

Texon is a public limited company incorporated in England and Wales, its registered office is 100 Ross Walk, Leicester, LE4 5BX, England (telephone
number  44  0116  261  0123),   which  conducts  its   operations   through  its
subsidiaries.

Acquisitions

During 2001 the Group made the following minor strategic acquisition.

On the 23 October 2001, Texon New Zealand Limited, a wholly owned subsidiary, acquired stock and certain assets from Wilton Welsh Limited, for a consideration of (pound) 360,000 including expenses of (pound) 9,000.

During the year ended December 31, 2000 the Group made the following strategic acquisitions as follows:

a) On February 29, 2000 Texon UK Ltd, a wholly owned subsidiary, acquired the Leicester, UK based business of Crispin Dynamics for a consideration of approximately (pound) 2.6 million cash. This acquisition was financed through new equity of (pound) 0.7 million was raised from Texon's investors and management and the remainder from its current bank facilities. Management considered Crispin Dynamics to be the global market leader in computer aided design software for the footwear industry. Crispin has approximately 40 employees based in its UK headquarters and its other facilities in Asia and Europe.

b) On March 23, 2000 Texon Italia SpA, a wholly owned subsidiary, acquired a 50% shareholding in Boxflex Componentes Para Calcados Ltda. The Company was then renamed Boxflex Texon Componentes Para Calcados Ltda (`Boxflex'). Management considered Boxflex to be a leading manufacturer of stiffener and insole materials in Brazil and was located in the main footwear production area near Porto Allegre.

c) On 26 July 2000 Texon USA Inc, Texon France SA, Texon Australia Pty Ltd and USM Texon Mexico SA, wholly owned subsidiaries of Texon International plc, acquired stock, plant & equipment and 100% of the share capital of SCI Lambiotte Immobiliere from Foss Manufacturing Inc and certain of its related parties.

During the year ended December 31, 1999 the Group made the following strategic acquisitions as follows:

a) On March 10, 1999 Texon UK Ltd, a wholly owned subsidiary, acquired the share capital of Cornwell Industries Ltd with effect from March 1, 1999.

b) On July 22, 1999 Texon Mockmuhl GmbH, a wholly owned subsidiary, completed the acquisition of Esjot-Werk Schiermeister und Junker GmbH & Co. KG (`Esjot'). Management believed Esjot to be the world leader in the manufacture of steel toecaps and mid soles for safety shoes. Esjot had factories near Strasbourg - France, Milan - Italy and Dortmund - Germany and has approximately 200 employees.

c) During September 1999 Texon UK Ltd, a wholly owned subsidiary, acquired the Leicester, UK based business of Chamberlain Phipps Materials. Chamberlain Phipps employed 68 people and manufactured shoe stiffeners, which complemented Texon's existing product range.

d) On October 4, 1999 Texon Australia Pty Ltd, a wholly owned subsidiary completed the acquisition of Claravon Ltd. Claravon Ltd manufactured lasts, insoles, shanks, plastic injection-moulded soles, heels and units.

B.   Business Overview

The Group believes it is the world's largest, in terms of sales, manufacturer and marketer of structural materials that are essential in the manufacture of footwear. The Group operates a global business, which generates sales that are widely diversified by geographic region and product line. The Group's primary products include: (1) materials for insoles, which form the structural foundation of shoes; (2) stiffeners, which support and shape the toe and heel of shoes; other component products used in the manufacture of footwear, such as linings, lasts, tacks, nails, steel shanks, steel toe caps, midsoles and adhesives, and (3) Computer Aided Design ("CAD") solutions to the footwear industry. While the products sold by the Group represent a small percentage of the total cost of materials contained in footwear, they are critical to the performance and manufacture of footwear and are not fashion sensitive. In 2001 approximately 90% of sales were to the footwear manufacturing industry. By leveraging its expertise in the manufacture of these structural materials, the Group has developed several related niche industrial products such as carpet gripper pins and cellulose air freshener material. These industrial products are sold to a wide range of industries.

The Group supplies most of the major footwear manufacturers in the world. The Group supplies over 7,500 customers worldwide, servicing global athletic footwear companies such as Nike and Adidas, designers and producers of casual shoes including Timberland and R. Griggs & Co (Dr Martens) and manufacturers of men's and women's formal shoes such as Church's and Bally. The Group has fifteen manufacturing sites strategically located in Europe, the United States, Brazil, China and Australia and sells its products in more than 90 countries through an extensive marketing and distribution network. In 2001 sales of insoles, stiffeners, other footwear materials, industrial products and component products accounted for 35%, 25%, 10%, 10%, and 20% of total sales, respectively. In 2001, 46% of the Group's sales were made to Europe, 30% to Asia, 16% to the Americas and 8% to the rest of the world.

Competitive Advantages

The Group believes that it benefits from the following competitive advantages, which have enabled it to and maintain its leadership position in the structural footwear materials industry.

Leading Market Position Driven by Strong Brands and High Quality Products. The Group is recognized in the footwear industry for high standards of quality across its full range of products and for providing innovative technical solutions and support to its customers worldwide. The Group believes it is the world's largest producer of insole material, stiffeners, tacks and nails and steel toecaps and midsoles for footwear. The Group's products are marketed under brand names, which enjoy extremely wide recognition within the footwear industry, such as "Texon", "Tufflex", "Formo", "Unifast", "Esjot" and "Crispin". The Group believes that its leading market position is due to successful branding of its products, reliability and high performance. As a UK based global enterprise, the Group also benefits from the reputation of the UK footwear industry for quality production and technological leadership.

Global Presence. The Group supplies most of the world's footwear manufacturing industry across Europe, the Americas and Asia through its direct presence in each of these markets. The Group believes that it is uniquely positioned to benefit from the continuing globalization within the footwear industry.

Strong Relationships with a Diverse Customer Base. The Group benefits from long-established relationships with many of the most important footwear companies in the world. The Group has been supplying products for Nike since its entry into the footwear market and for R. Griggs & Co (Dr Martens) and Church's for nearly a century. The Group believes that its high quality products, brand names, leading market position, and the high level of technical support it provides to its clients strengthen its customer relationships. The Group's customer base is geographically diverse and covers a wide spectrum of footwear (athletic, traditional and safety; men's, women's and children's), minimizing the Group's exposure to individual markets. In 2001 no single customer accounted for more than 7.5% of sales, and the top ten customers represented 18% of sales.

Diverse and Customized Products. The Group offers a broad range of products, many of which are customized to meet the needs of individual footwear manufacturers. By satisfying its customer's preference to a "one-stop-shop", the Group's broad and comprehensive product range contributes to its leading market position. The Group continually develops and evolves its product lines to meet the precise and changing requirements of footwear manufacturers. The Group believes that no competitor produces or provides as broad a range of products.

Attractive Ancillary Businesses. The Group leverages its global distribution channels to distribute products it does not produce itself and utilizes its manufacturing capacity to manufacture related industrial products. The Group manufactures and distributes products not related to the footwear industry but which employ the Group's core manufacturing techniques, such as air filters, materials for air fresheners and machine-applied nails. The Group believes it is the market leader in materials for automotive air fresheners in the United States and carpet gripper pins in Europe.

Technological Leadership. The Group believes it was the first to develop cellulose insole material and non-woven insole material. These are now the two most commonly used types of insole material in the world. The Group seeks to be at the forefront of product development and to maintain a technological advantage over its competitors through continued improvements in product performance, manufacturing, techniques and efficiency. For example, the Group employs specialized technology to assist anti-counterfeiting programs that are especially important to branded athletic shoe manufacturers.

Experienced and Incentivized Management Team. Many of the Group's senior managers have a wide range of experience with the Group. Individually the Group's managers have established track records in delivering revenue and profit growth, developing new products, penetrating new markets, improving production efficiency and streamlining supply chains. Senior management has a significant equity stake in the Company.

Business Strategy

The Group's strategy continues to focus on its core footwear business. The Group seeks to become the world's leader in bringing materials technology to the footwear market.

The Group aims to achieve this primarily by achieving excellence in customer service in its core product areas. The Group measures this excellence in terms of quality, cost, delivery and development. Significant improvements were made in each of these areas in 2001. For example in terms of quality the Group believes its products are generally regarded by the industry to be of superior quality. The Group has stated its intention to achieve ISO 9001/2 in all of its manufacturing plants. Overhead reductions, particularly in the UK and Europe, have enabled the Group to trim its cost base and mitigate the effect of reduced volumes. Programs are in place to accelerate the rate of new product development in the immediate future.

The Group has also developed its strategy for future growth along three key dimensions:

First, by offering the best global supply chain capability to the world's shoe manufacturers and specifiers. In this regard the Group began implementation of a Company-wide enterprise resource planning system in 1998, and this is ongoing with most of the major manufacturing units now implemented. This facility will allow the Group to partner global footwear brands as well as offering enhanced local service by leveraging the global resources available to the Group.

Second, by using new materials technologies to develop products with perceivable consumer benefits, particularly in the areas of 'comfort' and 'fit'. Efforts have been focussed on developing innovative new product concepts aimed, at the first instance, in strengthening the Group's image as an innovator.

Third, by acquiring "bolt-on" business to accelerate the growth of the Group. The Group believes there is significant potential to add value by acquiring smaller companies with complementary products, which can then grow through by accessing the Group's global customer base and support capabilities.

The Industry

SATRA, the leading trade association in the footwear industry, projects that the industry will continue to enjoy steady growth at a compound annual growth rate of approximately 3% through 2005 due to favorable demographic trends, including continued population and economic growth, which increase the demand for and consumption of shoes. The Group believes that the growth rate for its products is higher, as footwear manufacturers produce more footwear that utilizes structural materials to improve the quality and durability of shoes. In addition, the Group believes that manufacturers increasingly utilize structural products such as the Group's, which allow for environmentally conscious production processes.

As the worldwide footwear industry has grown, there has been a shift in production capacity to Asia, primarily to capitalize on low labor costs. Asia's share of global production increased from 61% in 1991 to 72% in 1999, and it is projected by SATRA to increase to 75% in 2005. Asia currently has around 57% of the world's population. The Group is well positioned with its production and marketing presence in the region.

The structural footwear materials industry is highly fragmented, with very few companies operating beyond a national or regional level. While the footwear manufacturing industry is also fragmented, there is a growing trend towards globalization as shoe designers and branded footwear companies, which outsource the manufacturing of their footwear, increasingly seek a global solution to their supply and specification requirements. The Group has been able, and believes it is well poised to continue, to take advantage of this trend by providing its customers with high quality, state-of-the-art products and servicing their requirements in each significant market through its worldwide distribution network.

Products and Markets

The Group's products are designed to meet its customers' needs for structural footwear material. The Group offers technical support, materials design and customized production spanning the complete process from specification of materials to the production of high volume products.

The Group's principal products are materials for the production of insoles and stiffeners. The Group also produces or distributes linings, lasts, steel shanks, tacks, nails, adhesives, steel toe caps, midsoles, other small footwear components and a computer aided design business, together with certain niche industrial products unrelated to the footwear manufacturing industry.

Insoles. Insoles are manufactured either from wood pulp ("cellulose insoles") or synthetic fibres ("non-woven insoles") both of which are combined with latex in a saturation process. The "Strobel" method is particularly suited to the manufacture of athletic shoes where the sole itself provides structural support and allows minimal wastage of costly upper material. As a result, sales of non-woven insoles, which are particularly suited to the Strobel method have grown significantly over the last few years, and are expected to continue to increase at a higher rate than the cellulose insole market. In 2001, total sales of insoles were (pound) 49.4 million, representing 35% of sales, with the substantial majority of such sales representing cellulose insoles.

Stiffeners. Toe and heel stiffeners are designed to provide a range of different stiffness, shape, support and feel characteristics for the toe and heel area of a shoe, known as "toe puffs" or "box toes" and "counters". Stiffeners are among the most technically complex components of a shoe, with the products being made from a wide range of raw material and process combinations, utilizing most of the Group's core manufacturing technologies. The Group's more environmentally sound thermoplastic stiffeners are more attractive to manufacturers than a chemical solvent-based alternative. The Group's stiffeners are also ideal for more complex athletic shoes, which require sophisticated stiffeners given certain sports' needs for rigid footwear. In 2001, total sales of stiffeners were (pound) 35.2 million, representing 25% of sales.

Other Footwear Materials. The Group also produces or distributes a wide range of other shoe construction materials. These include shoe lining material sold under the "Aquiline" brand name and products produced by the unifast division which sells steel shanks, tacks, nails, shoe consumables and accessories, such as reinforcing tapes, eyelets and adhesives. In 2001, total sales of these footwear materials products were (pound) 14.8 million, representing 10% of sales.

Industrial Products. The Group manufactures products for applications which are not associated with the footwear industry but which require similar manufacturing processes to the Group's core technologies. These niche products span the cellulose, non-woven and unifast production areas. Industrial products produced using cellulose technology include materials for automotive air fresheners and stiffeners for baseball caps. The non-woven production process has been adapted for use in high performance air filtration applications and in speciality medical dressings. The unifast division utilizes its tack and nail manufacturing capacity to produce machine-applied carpet gripper pins and ballistic nails for industrial use. In 2001, total sales of industrial products were (pound) 13.5 million, representing 9% of sales.

Component Products. The Group manufactures steel toecaps and midsoles for the safety footwear market in its Esjot businesses. As well as the steel toecaps and midsoles `metal products' the component division has sales of outer soles, lasts, heels and toe pieces and crepe `plastic products' manufactured by Cornwell Industries Ltd and the Crispin business. In 2001, the total sales of component products were (pound) 29.5 million, representing 21% of sales.

Customers and Markets Served

The Group has three primary customer types: branded footwear companies, major manufacturers producing footwear under contract for other firms, and smaller, independent producers. The Group also sells its products to distributors and converters (companies that convert the Group's products to the actual product specification and layout required by the end shoe manufacturer) as well as customers for the Group's niche market industrial products.

The materials manufactured by the Group can be found in footwear produced by the world's leading branded footwear companies. Branded footwear companies generally produce a detailed specification for their shoes including a list of approved materials suppliers. Large footwear manufacturers, manufacturing under contract for these branded footwear companies, select their preferred footwear materials supplier from the specified list. As a global partner to many branded footwear companies, the Group supplies its products as the preferred supplier for that customer. In other cases, the Group's products are supplied to subcontractors in circumstances where the branded shoe Group is unaware of the origin of the materials being used. When footwear is not required to be produced according to a prescribed specification, manufacturers will source independently from materials suppliers. The Group seeks to develop close relationships with its customers and, in particular, to become involved in assisting customers in the design of new end-products where this is a feature of the customer's business.

The Group believes that it is included on its customer's specification lists due to its reputation for a consistently high quality product. The Group's local presence and support is essential to its developing strong relationships with both major and smaller manufacturers, and to ensuring that local factory manufacturers follow the specifications of their customers. The Group believes that the strength of its customer relationships is a key competitive advantage at all levels. The ability to push demand for its products from branded shoe companies, while also pulling demand from individual shoe factories, is another competitive advantage which the Group believes would require considerable investment on the part of competitors to replicate.

Sales and Distribution

The Group believes that it is uniquely placed in the highly fragmented footwear materials industry in having a truly global presence with both branded shoe companies and direct users of its products. The Group employs over 335 marketing, distribution and technical support personnel and uses over 150 agents and over 65 distributors. This extensive distribution network allows the Group to sell its products effectively throughout more than 90 countries, and to cover all of the world's major footwear manufacturing regions. The Group supports its strong distribution capability through its network of over 45 field warehouses. Distributors and agents are supported by regionally based sales and technical specialists allowing the Group to deliver high levels of customer service locally in its significant markets. The Group's global presence enables it to provide price, quality and delivery on a worldwide basis.

Manufacturing

The Group has an expertise in tailoring a variety of distinct manufacturing processes to produce innovative technical products for the footwear industry. The Group's primary manufacturing process is the treatment of cellulose and synthetic fibres with latex to produce insoles. The Group further processes the synthetic products to produce stiffeners. The Group also processes metal strip and wire to produce shanks, tacks and nails and manufacturers steel toecaps and midsoles from steel.

The large majority of the Group's insole and stiffener material is produced in sheet or roll form to facilitate transport and shipment. This material then requires further conversion before use in footwear manufacture. Such conversion consists of cutting or moulding the product to specification. Third party converters typically carry out the labor-intensive conversion process. The Group converts a small proportion of its material itself as a service to its customers.

Cellulose Manufacturing Process. The cellulose manufacturing process is used primarily for the production of insole material. In a process similar to the manufacture of paper, pulp is combined with synthetic latex into a saturated board, which is then dried and cured so that the latex acts as a binder for the board. Trace additives and coatings are used to develop the required properties for different grades of product. Cellulose insole material may require further treatment with coatings of polymeric film or laminating with layers of foam to enhance waterproofing, comfort and other characteristics. The Group does not perform these processes in-house, but rather out sources them or sells its cellulose products on for further processing.

Synthetic Non-Woven Manufacturing Process. Stiffeners and a portion of the Group's insoles and other products are produced using synthetic, non-woven materials. The primary production begins with the processing of polyester and other synthetic fibres to produce felt of various grades and thickness. As a non-woven process, the synthetic fibres are intertwined rather than woven. In some cases, this is followed by heat treatment. Further stages involve impregnation with synthetic rubbers and may include coloring and finishing, which includes printing, splitting and sueding. The reels of felt are impregnated and rolled to the correct gauge and an adhesive coating is added to one or both sides. The material is then cut into sheets or rolls.

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

Manufacturing of Other Industrial Products. The Group has developed expertise within its core technologies, which has enabled it to make a number of unique products for industrial applications outside of footwear manufacturing. These products utilize the Group's manufacturing skills and technical expertise to engineer innovative solutions for other industries. Products include materials for vehicle air fresheners, imitation leather goods, and speciality medical dressings.

Intellectual Property

The Group utilizes trademarks on nearly all of its products, and believes having such distinctive trademarks is an important factor in creating and maintaining the strong market position for its goods and services. This further serves to identify the Group and distinguish its goods from those of its competitors. The Group considers the "Texon", "Aquiline", "Tufflex", "Formo", "IVI", "Unifast", and "Implus" trademarks to be among its most valuable assets, and has registered trademarks in over 80 countries. The Group's policy is to protect vigorously its trademarks against infringement. The Group does not believe it is dependent to any significant extent upon any single or related group of patents, licenses or concessions.

C. Organizational Structure

The principal subsidiary companies, each of which is included in the consolidated accounts, wholly-owned by ordinary shares (except where indicated), and unless otherwise indicated, their principal activity is to trade in shoe materials and related products, are as follows:

   Owned by the Company                  Incorporated In     Registered In

   United Texon Limited *                   England            England

   Owned by Subsidiaries                                   Incorporated In

   Archview Limited                                            England
   USM (Holdings) Limited                                      England
   UT France SAS                                               France
   Texon Group Limited**                                       England
   The Electric Shoe Company Limited                       England (50%)*****
   Shoeimpex Limited                                           England
   Texon UK Limited                                            England
   Cornwell Industries Limited                                 England
   Cornwell Components Limited                                 England
   Cornwell Components Holdings Limited                        England
   Cornwell Manufacturing Limited                              England
   Cornwell Warminster Limited                                 England
   Martin Moulds Limited                                       England
   Parker Thorne Limited                                       England
   Texon Overseas****                                          England
   Texon Australia Pty Limited*                               Australia
   Claravon Limited                                           Australia
   Texon Oesterreich GmbH                                      Austria
   Texon (China Holdings) Limited***                British Virgin Islands (96%)
   Foshan Texon Cellulose Board
      Manufacturing Co Limited                              China (87.6%)
   Texon France SA                                             France
   Esjot Goldenberg SA                                         France
   Texon Verwaltungs GmbH                                      Germany
   USM Holdings GmbH                                           Germany
   Texon Components GmbH                                       Germany
   Texon Mockmuhl GmbH                                         Germany
   Esjot-Werk Schiermeister und Junker
      GmbH & Co .KG                                            Germany
   Esjot Verwaltungs GmbH                                      Germany
   Texon International (Asia) Limited                         Hong Kong
   Texon Italia SpA                                             Italy
   Esjot Industriale Srl                                        Italy
   USM Texon Mexico SA                                         Mexico
   Texon Benelux BV                                          Netherlands
   Texon New Zealand Limited*                                New Zealand
   Texon Materiales SL                                          Spain
   Manto De Elias SL                                            Spain
   Texon Taiwan Limited                                        Taiwan
   Texon USA Inc                                                 USA
   Boxflex Texon Components para
      Calcados Ltda                                      Brazil (50%) *****
   SCI Lambiotte Immobiliere                                   France
   Dorwing International Limited                       British Virgin Islands
   Triston Technologies Inc                            British Virgin Islands
   Texon (India) PVT. Limited                                   India

   *     Share capital includes both ordinary and preference shares.
   **    On the 25 January 2001 USM Texon Limited changed its name to
         Texon Group Limited
   *** On the 31 January 2001 USM (China Holdings) Ltd changed its name to Texon (China Holdings) Ltd
   **** This is the holding company for the Group's overseas interests. ***** These entities are consolidated in the Group financial statements as the Group has the majority over the board and has control.

D.   Property, Plants and Equipment

The Group operates fifteen major facilities in eight countries with a total of approximately 174,669 square meters. These facilities are as follows:

                         Size                         Description of
Location           (approx sq.mtrs)  Owned/Leased  Products Manufactured
--------           ----------------  ------------  ---------------------
Europe
Leicester, UK            25,725         Leased     Tack and nails; steel shanks;
                                                   Conversion of stiffeners;
                          6,131         Leased     Non-woven materials
                                                   Component products
Skelton, UK              20,297         Leased     Non-woven materials
Mockmuhl, Germany        19,150         Owned      Cellulose products
Ripatransone, Italy       5,630         Owned      Cellulose products
Saverne, France            9,887        Owned      Component products
                          17,075        Leased     Component products
Ense, Germany             33,922        Leased     Component products
Milan, Italy               4,693        Owned      Component products

United States
Russell, Massachusetts                  14,220     Owned Cellulose
products

Brazil
Novo Hamburgo             4,150         Leased     Non-woven materials

Asia
Foshan, China             7,742         Owned      Cellulose products
                                                   Non-woven materials
Australasia
Melbourne, Australia      3,575         Leased     Component products
Adelaide, Australia       1,450         Leased     Component products

                        174,669

Item 5.     Operating and Financial Review and Prospects

A.   Operating Results

The following is a discussion of our results of operations for, and financial condition as of the years ended of December 31, 2001, 2000, and 1999. You should read this discussion in conjunction with the sections entitled "Risk Factors," "Selected Financial Data" and our consolidated financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F.

We have prepared our financial statements in accordance with UK GAAP. These accounting principles differ in certain significant respects from US GAAP. Accordingly, the audited consolidated financial statements included in this annual report on Form 20-F have been prepared in accordance with UK GAAP and include a reconciliation from UK GAAP to US GAAP. Reconciliations of the material differences in our consolidated financial statements to US GAAP are set forth in note 29 to our consolidated financial statements included elsewhere in this filing.

Critical Accounting Policies

We prepare the consolidated financial statements in conformity with accounting principles generally accepted under UK GAAP and US GAAP. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Sales turnover

Sales turnover comprises the invoiced value (excluding value added tax) for the sale of products sold from stock. Revenue is recognized when evidence of an arrangement exists, title to finished goods has passed to the customer (either on payment or transfer of bill of lading), the price is fixed and determinable and collectibility is reasonably assured.

Sales credits are recognized either when both parties are in agreement of an invoice discrepancy or at the point of the return of the goods.

Stock

Stock is stated at the lower of cost, including factory overheads where applicable, and net realizable value on a first in first out basis. Provision is made for slow-moving and obsolete items.

Research and development

Research and development expenditure is written off in the year in which it is incurred.

Software development costs where recognized on clearly defined projects, are included on the balance sheet and, from completion of project, amortized to the profit and loss accounts in line with the estimated revenues that the project will generate.

Segmental reporting

The Group has five reportable segments based on geographic locations: United Kingdom, Europe, America, Australia and Asia. Where applicable, discussions of sales by region relate to the geographical locations where the relevant products are actually produced. In contrast, discussions of sales by area relate to the geographical locations where the relevant products are actually sold.

Comparison of Year ended  December 31, 2001 to year ended  December 31, 2000 (UK
GAAP)

Sales Turnover: Sales for the year ending December 31, 2001 were (pound) 142.4 million, a decrease of (pound) 9.2 million or 6% when compared to 2000. This reduction was as a result of the "soft" market conditions experienced during the second half of 2001, particularly in the US economy, and secondly the strategy not to compete for some lower margin business, in order to reduce working capital and maximize cash flow.

Sales by region varied across the Group's regions. In the UK region, sales declined by (pound) 6.7 million to (pound) 35.5 million as a result of the restructuring of the Cornwall business in 2000 and 2001 as well as a continued decline in footwear production. Sales in the European region were relatively unchanged at (pound) 60.4 million, notwithstanding the decline in footwear production. In the America region, sales increased by (pound) 1.2 million to (pound) 28.5 million, primarily as a result of a full year inclusion of the Boxflex business acquired in March 2000. Sales in the Australasia region declined by (pound) 3.0 million to (pound) 5.2 million as a result of the extensive restructuring implemented in Australia in 2000 and 2001 in response to the relocation of local footwear production to the Pacific region. In the Asia region, sales declined by (pound) 0.3 million to (pound) 13.0 million, as a result of the strategy not to complete for certain lower margin business.

Sales by area declined in all areas with the exception of Asia. In Europe, sales declined by 9% to (pound) 65.9 million, reflecting the restructuring in the Cornwell businesses in 2000 and 2001 in addition to soft market conditions. Sales in the Americas declined by 7% to (pound) 22.6 million again as result of the soft market conditions in the US economy and also the devaluation of the Brazilian Real to the pound in 2001. This devaluation contributed around (pound)
1.0 million, or 4% of the above shortfall in the Americas. Sales in Asia increased by 2% to (pound) 42.1 million, as the slow down in the US economy impacted production. Sales in the rest of the world decreased by (pound) 2.3 million, principally in Australia, followed the restructuring of this business in the latter part of 2000 and the early part of 2001.

Gross Profit: Gross profit decreased to (pound) 45.6 million for the year ended December 31, 2001 from (pound) 46.4 million for the same period in 2000. As a percentage of sales, gross profit margin increased to 32% in 2001 from 31% in 2000. The reasons for this increase are twofold. First, insole products benefited from lower pulp raw material prices in 2001. Second, the group decided not to lower prices in order to compete in certain markets where substitute products had reduced the market price to an unacceptable level.

Gross profit percentage in the UK region increased from 30% to 34% principally as a result of the cost reduction program implemented in 2000. The European region improved its gross profit percentage from 31.6% to 33.2% principally due to lower pulp raw material prices purchases. The Americas region gross profit percentage declined from 30.3% to 24.5% principally as a result of the Boxflex business acquired in 2000, which has a lower gross profit percentage than the original Texon material businesses. In Australasia, the gross profit percentage declined from 23.3% in 2000 to 11.4% in 2001 reflecting the restructuring in this business during 2001. The Asia region margin improved from 34% to 46% principally due to lower pulp raw material price purchases and the decision not to compete for some lower margin business.

Marketing and Administrative expense: Marketing and administrative expenses decreased to (pound) 33.9 million for the year ended December 31, 2001 from (pound) 34.2 million for the same period in 2000. The reasons for this reduction are the continuing cost reduced programs being implemented and tighter control over discretionary expenses.

Profit on ordinary activities before interest: Profit on ordinary activities before interest decreased from (pound) 12.8 million for the year ended December 31, 2000 to (pound) 11.7 million for the year ended December 31, 2001.

Interest Expense: Interest expense including amortization of deferred financing costs increased from (pound) 12.3 million for the year ended December 31, 2000 to (pound) 14.2 million, including a (pound) 1.5 million interest charge relating to the surrender of a financial instrument below book value, for the year ended December 31, 2001. The interest charge for amortization of debt issuance costs was (pound) 1.1 million for 2001 and (pound) 0.8 million for 2000.

Taxation: The tax charge decreased from (pound) 3.1 million for the year ended December 31, 2000 to (pound) 1.5 million for the year ended December 31, 2001. The reduction is due to the fact that higher profits were earned in jurisdictions, in which the Group had either had brought forward losses or had income taxed at a lower rate.

Net Loss: The net loss was (pound) 4.3 million for the year ended December 31, 2001, compared to a net loss of (pound) 2.7 million for the same period of 2000.

Comparison of Year ended  December 31, 2000 to year ended  December 31, 1999 (UK
GAAP)

Sales Turnover: Sales for the year ending December 31, 2000 were (pound) 151.6 million, an increase of (pound) 25.0 million or 19.7% when compared to 1999. Management believes this increase was primarily due to the full year inclusion of sales from the 1999 acquisitions together with the impact of the 2000 acquisitions of Crispin Dynamics, Boxflex and Foss Manufacturing. Crispin Dynamics acquired on February 29, 2000, had sales from the date of acquisition to December 31 of (pound) 2.4 million. The sales by Boxflex since its acquisition on March 23, 2000 were (pound) 4.1 million, while sales of Foss products since its acquisition on July 26, 2000 were (pound) 4.2 million.

Although the Group believes that footwear production in Europe continues to decline due to the transfer of production to the Far East, sales in Europe increased by 15.6% to (pound) 72.0 million mainly as a result of the full year impact of the 1999 acquisitions. Sales in Asia increased by 21.9% to (pound)
41.1 million due to the sales initiatives for stiffener products as well as strong market share gains made in China for insoles. In the Americas, sales increased by 33.9% to (pound) 24.4 million, predominantly in Brazil as a result of the Boxflex acquisition. Sales to the rest of the world increased by 13.8% or (pound) 1.7 million from the comparable period in 1999.

Insole sales for the year were static at (pound) 54.8 million for the year reflecting the difficult market conditions in Europe and North America where the Group has the majority of its insole sales. Stiffener sales increased to (pound)
32.7 million in 2000 from (pound) 27.7 million in 1999. The increase in stiffener sales is mainly due to the sales of Foss products and the full year benefit of the Boxflex acquisition. Other footwear product sales, increased by 6.3% to (pound) 15.7 million during 2000 and metal products increased to (pound)
18.2 million from (pound) 9.0 million in 2000 as a result of a full year inclusion of the Esjot businesses acquired in July 1999.

Gross Profit: Gross Profit increased to (pound) 46.4 million for the year ended December 31, 2000 from (pound) 42.5 million for the same period in 1999. The increase in gross profit in monetary terms is due to the additional sales volumes however, the gross profit to sales percentage fell from 34% in 1999 to 31% in 2000. The reasons for this decline is that the acquired businesses do not generate as high a gross profit margin as Texon's original material business. Additionally, margins in the insole business have been eroded by higher pulp prices in the year as compared to 1999 and the time lag between incurring higher raw materials prices and passing such increases onto our customers.

Marketing and Administrative expenses: Marketing and administrative expenses increased to (pound) 34.2 million for the year ended December 31, 2000 from (pound) 29.7 million for the same period in 1999. These costs have increased due to the expenses of the acquired businesses offset by a cost reduction program implemented during the year throughout the group. Excluding acquisitions, overheads for the year were (pound) 0.6 million lower than in 1999. During the year ended December 31, 2000, (pound) 1.2 million was included for exceptional reorganization costs as compared to (pound) 0.3 million for the same period in 1999.

Profit on ordinary activities before interest: Profit on ordinary activities before interest decreased from (pound) 13.9 million for the year ended December 31, 1999 to (pound) 12.8 million for the year ended December 31, 2000. Excluding discontinued operations and one-off re-organisation costs operating profit was (pound) 15.3 million compared to (pound) 14.1 million in 1999.

Interest Expense: Interest expense including amortization of deferred financing costs increased from (pound) 11.3 million for the year ended December 31, 1999 to (pound) 12.2 million for the year ended December 31, 2000. This increase is primarily due to the new debt incurred to finance acquisitions during 1999 and 2000. Included in the interest charge is amortization of debt issuance costs of (pound) 0.8 million for 2000 and (pound) 0.8 million for 1999.

Taxation: The tax charge increased by (pound) 1.4 million to (pound) 3.1 million for the year ended December 31, 2000. This increase is due to the companies acquired during 1999 and 2000 having taxable profits as well as certain companies incurring a charge in 2000 as they fully utilised the tax losses brought forward from previous years.

Net (Loss)/Income): The net loss of (pound) 2.7 million for the year ended December 31, 2000, compares to a net income of (pound) 0.6 million for the same period of 1999. The variance was a result of the factors described above.

US GAAP reconciliation

The net (loss)/income for years ended December 31, 2001, 2000 and 1999 respectively, was (pound) (4.3 million), (pound) (2.7 million) and (pound) 0.6 million, under UK GAAP compared with a net (loss) of (pound) (8.4 million), (pound) (5.4 million) and (pound) (0.7 million) for the year ended December 31, 2001, 2000 and 1999 respectively under US GAAP. Shareholders' deficit for the year ended December 31, 2001 was (pound) 60.1 million and (pound) 58.1 million for the year end December 31, 2000 under UK GAAP compared to (pound) 18.0 million and (pound) 6.7 million for the year end December 31, 2001 and 2000 respectively under US GAAP.

The differences arise principally from the differing accounting treatment for amortization of goodwill and other intangible assets, deferred income taxes, capitalized interest, pensions and development costs. Details of the reconciling differences are given in Note 29 ??to the consolidated ?financial ?statements of the Group included elsewhere in this filing.

B. Liquidity and Capital Resources

The Group's liquidity needs will arise primarily from debt service obligations on the indebtedness incurred in connection with the notes and revolving credit facility, working capital needs and the funding of capital expenditures. Total liabilities at December 31, 2001 were (pound) 148.1 million as compared to (pound) 160.1 million at December 31, 2000, including consolidated indebtedness of (pound) 112.2 million as compared to (pound) 117.6 million at December 31, 2000, which compares to total assets of (pound) 88.0 million at December 31, 2001 and (pound) 102.0 million at December 31, 2000.

The Group's primary sources of liquidity are cash flows from operations and borrowings under the Group's financing agreements, which provides the Group with a (Euro) 37.2 million (pound) 23.2 million 6-year euro term loan and a (Euro)
10.2 million (pound) 6.4 million revolving credit facility, as well as several local facilities in Germany, Italy, Spain, France, China, Australia, New Zealand, Brazil and the UK.

C. Research and Development, Patents and Licences. etc

During the year ended December 31, 2001, 2000 and 1999 the Group spent (pound) 1,014,000, (pound) 1,590,000 and (pound) 1,729,000, respectively.

D. Trend Information

Information with regard to the sales performance of the group is discussed within Item 5A. Details of inventory levels over the last 3 years are disclosed in note 14 of the consolidated financial statements included in this report. Production locations, sizes and nature of each site are shown in Item 4D.

The order book at December 31, 2001 reflected an upturn on the activity during 2001, reflecting the increased confidence in the US economy.

E. New Accounting Standards

EITF 00-25

In April 2001, the Emerging Issues Task Force reached a consensus on Issue 00-25, Vendor Income Statement Characterisation of Consideration Paid to a Reseller of Vendor's Products ("EITF 00-25"). The EITF concluded that consideration from a vendor to a reseller of the vendor's products is presumed to be a reduction of the selling price of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement. That presumption can be overcome in certain circumstances. EITF 00-25 is to be applied no later than in annual or interim financial statements for periods beginning after 15 December 2001. Earlier application is encouraged. Financial statements for prior periods presented for comparative purposes are to be reclassified to comply with the income statement display requirements of this issue. The adoption of EITF 00-25 is not expected to have a material impact on the Company's financial statements.

SFAS 141 and 142

In July 2001, the FASB issued SFAS No. 141, Accounting for Business Combinations ("SFAS 141") and SFAS No.142 Accounting for Goodwill and Other Intangible Assets ("SFAS 142"). SFAS No. 141 will require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the use of the pooling-of-interest method is no longer allowed. SFAS No. 142 requires that upon adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Group is evaluating the impact of the adoption of these standards and has not yet determined the effect of adoption on its financial position and results of operations.

SFAS 143 and 144

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligation ("SFAS 143"), which is effective for financial statements issued for fiscal years beginning after June 15, 2002. The pronouncement addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset. In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 applies to all long-lived assets (including discontinued operations) and it develops an accounting model for long-lived assets that are to be disposed of by sale. The Company is currently reviewing these statements to determine their impact on future financial statements.

FRS 17, 18 and 19

The Accounting Standards Board (ASB) has issued FRS 17, Retirement Benefits, which is mandatory for all accounting periods ending on or after June 22, 2003. FRS 17 replaces SSAP 24 and UITF 6 relating to accounting for pension costs and other post-retirement benefits. The FRS makes changes in respect of accounting for defined benefit schemes, leading to increased volatility in the balance sheet as actuarial gains and losses are recognized immediately and scheme assets are valued at fair values. While companies with defined benefit schemes will be able to continue applying SSAP 24 for periods ending before June 22, 2003, they will need to make additional disclosure in accordance with FRS 17 for periods ending on or after June 22, 2001. The Group has applied the additional disclosure of FRS 17 in 2001.

The ASB has issued FRS 18, Accounting Policies, which is effective for all accounting periods ending on or after June 22, 2001. FRS 18 replaces SSAP 2. This replacement of SSAP 2 brings the assumptions and the criteria on which entities select accounting policies, into line with the ASB's statement of principles. FRS 18 re-iterates the going concern and accruals bases, however the previous concepts of prudence and consistency have been downplayed. In determining the most appropriate accounting policy the emphasis is now on the four objectives of relevance, reliability, comparability and understandability. The Group has applied the provisions of FRS 18 in 2001. The implementation of FRS 18 did not have a significant impact on the Group's financial statements.

The ASB has issued FRS 19, Deferred Tax, which is effective for all accounting periods ending on or after January 23, 2002. Its main objectives for the treatment of deferred tax to come more in line with international practice. Although FRS 19 introduces a form of "full provision" it has not harmonized with IAS 12. The general principle of FRS 19 is that deferred tax should be recognized in full in respect of transactions or events that have taken place by the balance sheet date and which give the entity an obligation to pay more or less tax in the future. Under FRS 19, a basis of `full' rather than `partial' provision should be adopted for all deferred tax liabilities and assets, with assets being recognized where it is considered more likely than not that they will be recovered. This will bring UK GAAP broadly into line with current US GAAP. FRS 19 has been applied as at January 1, 2002 and a net deferred tax asset of (pound)0.3 million was recognized in the UK GAAP balance sheet at that time.

Item 6.           Directors, Senior Management and Employees

A. Directors and Senior Management

The Group's executive directors and senior managers hold office on such terms as is approved by the Remuneration Committee of the board of directors or by the board of directors. The Group's non-executive directors hold office in accordance with the shareholders agreement entered into among the Company's shareholders and the company.

The following sets forth the names and ages of each of the Group's directors and senior managers and the positions they hold as of December 31, 2001:

Directors and Senior Management

Name                     Age    Position

Peter Selkirk            46     Chief Executive and Director
Neil Fleming             46     Finance Director and Company Secretary
Robert Reid              48     General Manager - Europe
Keith Maxted             52     General Manager - Asia
Terry Pee                58     General Manager - Americas
Neil Eastwood            65     Director of Insole Operations
Timothy Wright           38     Non-executive Director

Set forth below is a brief description of the business experience of each director and senior manager:

Mr. Selkirk joined the Group as Managing Director in January 1996 after a career in technical materials based companies in the packaging, automotive and electronics sectors including Raychem Corporation and Courtaulds. He was previously employed by Raychem Corporation as manager of one of its European divisions, having been appointed in January 1993. Mr. Selkirk has an international background, having worked in the United States and throughout Europe. Mr. Selkirk has managed operations in the United States and Europe and has experience in sales, marketing, logistics and manufacturing. He has a Masters degree in Natural Sciences from Cambridge University and an MBA from the London Business School.

Mr. Fleming joined the Group as Finance Director in June 1996 after holding various financial and general management positions at companies in capital goods, engineering and general industrial sectors, including APV plc and the Norton Company. Between February 1991 and February 1994, Mr. Fleming was group financial controller of APV plc and from February 1994 to June 1996, he was managing director and then president of one of APV's divisions. He has an international background, having worked in the United States, Germany, France, Denmark and Luxembourg. Mr. Fleming has a Bachelor of Science Degree in Physics from Edinburgh University and is a Chartered Accountant with the Institute of Chartered Accountants in Scotland.

Dr. Reid joined the Group in 1997 as the Director of Technology and following the change to a regional management structure in November 2000 was appointed General Manager - Europe. Dr. Reid has an extensive background in technology management gained in positions with ICI and Raychem Corporation. From 1990 to 1997 Dr. Reid was Director of Raychem Corporation's European Corporate Research Laboratories. Dr. Reid has a degree in Chemistry and a Doctorate in Polymer Chemistry from Heriot-Watt University in Edinburgh.

Mr. Maxted joined the Group in October 2000 as General Manager - Asia following a long career in the footwear industry. From 1988 onwards Mr. Maxted was Executive Vice-President of Asco Corporation, a footwear sourcing company, and was based in Hong Kong.

Mr. Pee joined the Group in September 1997, when he was appointed Operations Director of Stiffener products, and was appointed General Manager - Americas in September 2001. Prior to joining the Group, Mr. Pee held positions both within the UK and abroad, with various manufacturing and engineering companies, including GEC. From 1988 to 1995, he was managing director of one of the product groups of APV plc involved in global manufacturing and, until September 1996 to September 1997; he held the position of managing director of GEA in South Africa.

Mr. Eastwood joined the Group in 1980 and is responsible for the Group's cellulose operations as General Manager. He was appointed Director of Cellulose Operations in February 1997. He has previously been employed in operational and production control capacities in the textile industry. Mr. Eastwood has a Bachelor of Sciences degree in Textile Technology from Manchester University.

Mr. Wright has been a non-executive director of the Group since 1995. He is a director of both Apax Partners & Co Strategic Investors Limited and Apax Partners & Co Ventures Limited where he has been employed in private equity investing for the last nine years since 1990. Mr. Wright is a non-executive director of a number of private equity companies associated with certain funds advised by Apax.

B.   Compensation

For the year ended December 31, 2001 the aggregate compensation, including bonuses, of all directors and executive officers of the Group names above was (pound) 1,062,431. For the year ended December 31, 2000 (pound) 956,637 and for the year ended December 31, 1999 the aggregate amount set aside by the Group to provide pension, retirement or similar benefits to those directors and executive officers was approximately (pound) 943,887.

C. Board Practices

The executive directors have one-year rolling service contracts. In the event of termination, the directors would be entitled to a settlement of their one-year service contract, which consists of their salary and benefits. Details of directors emoluments are shown in note 9 of the notes to the consolidated financial statements included elsewhere in this document.

The remuneration committee of the board, which consists of the non-executive director only, authorises the remuneration of the executive directors.

D. Employees

The average number of employees of the Group (including directors) was made up as follows:

                                          Year ended   Year ended   Year ended
                                            December     December     December
                                            31, 1999     31, 2000     31, 2001
                                            --------     --------     --------
  Marketing                                      792         974          866
  Selling, distribution and
  administration                                 488         529          507

                                            --------     --------     --------
                                               1,208        1,503       1,373
                                               =====        =====       =====

  Total  number  of  employees  as at 31
  December                                     1,575        1,482       1,328
                                               =====        =====       =====

E. Share Ownership

                                                Amount of Beneficial
                                                      Ownership
                                                ---------------------
                                               Number of    Percentage
                                                 Shares       Owned
                                                ---------   ---------
Ordinary Voting Shares
T. J. Wright                                            -           -

B Ordinary Voting Shares
J. N. Fleming                                     165,027        3.64
P. E. Selkirk                                     165,027        3.64

T. J. Wright is a director of Apax Partners & Co. Strategic Investors Limited ("Apax") and Apax Partners & Co. Ventures Limited who together owned 3,102,777 ordinary voting shares in Texon. Mr Wright may be deemed to share beneficial ownership of ordinary shares held by Apax, but disclaims such beneficial ownership.

P. E. Selkirk and J. N. Fleming have an agreement with the other shareholders whereby each may acquire from the other shareholders up to 80,000 A ordinary voting shares at a price of (pound) 8.75 per share. The options are exercisable only in anticipation of and conditional upon a sale of Texon International plc or an initial public offering of Texon International plc equity securities, and will lapse on December 21, 2004 if not exercised prior to that date. In addition, options over a further 240,000 A ordinary shares are available for allocation, on a basis to be determined by the Remuneration Committee, to employees or prospective employees of the Group on the same terms as those described above.

Item 7            Major Shareholders and Related Party Transactions

A.   Major Shareholders

The following table furnishes information as to the beneficial ownership of the outstanding Voting Ordinary Shares by each person known by the Company to beneficially own more than 5% of the outstanding voting ordinary shares.

                                                Amount of Beneficial
                                                      Ownership
                                                ---------------------
                                               Number of    Percentage
                                                 Shares       Owned
                                                ---------   ---------
Principal Shareholders

Apax Funds Nominees Ltd                         3,102,777       68.37
UBS Jersey Nominees                               313,240        6.90

The company's major shareholders do not have different voting rights from the other shareholders.

B.   Related Party Transactions

Certain Texon shareholders have had commercial relations with Group companies. As a consequence, fees have been paid to the shareholders for providing the services of directors, banking services and strategic advice. Chase Manhattan Bank, the Group's former corporate banker is a shareholder, as are Apax Partners & Co. Strategic Investors Limited and Apax Partners & Co. Ventures Limited.

Transactions with related parties during the period (excluding interest paid in the normal course of business) including fees are as follows:


                                       Year ended    Year ended    Year ended
                                     December 31,  December 31,  December 31,
                                             1999          2000          2001
                                       ----------    ----------    ----------
                                       (pound)000    (pound)000    (pound)000
Fees for director's services                   20            20            20
Banking and strategic advice                  205           128           160
Debt issuance                                 557             -             -
                                              ---           ---           ---
                                              779           148           180
                                              ===           ===           ===


Amounts included within creditors in respect of related parties were (pound) 35,000 at December 31, 2001, (pound) 55,000 at December 31, 2000 and (pound) 46,000 at December 31, 1999. There are no prepayments in respect of related parties at December 31, 2001 or December 31, 2000.

The Group paid the following amounts to related parties: Chase Manhattan Bank (pound) 0 in 2001, (pound) 0 in 2000 and (pound) 557,000 in 1999 for debt issuance costs. The Group also incurred agency, guarantee and commitment fees of (pound) 160,000 in 2001, (pound) 128,000 in 2000 and (pound) 202,000 in 1999 which were payable to Chase Manhattan Bank as the Group's corporate banker.

C.   Interests of Experts and Counsel

Not Applicable

Item 8.           Financial Information

A.   Consolidated Statements and Other Financial Information

The  consolidated  statements and other  financial  information are presented in
Item 18.

From time to time, the Group is involved in routine litigation incidental to its business. The Group is not party to any pending or threatened legal proceeding, which the Group believes would have a material adverse effect on the Group's results of operations, financial condition or liquidity.

B. Significant Changes

No significant changes have occurred since the date of the annual financial statements.

Item 9.     The Offer and Listing

A.   The Offer and Listing

Not applicable.

B.   Plan of Distribution

Not applicable.

C.   Markets

The Group's Series A senior notes due 2008 (the "notes") are eligible for trading in the Private Offering, Resale and Trading through Automated Linkages (PORTAL) Market, the National Association of Securities Dealers' screen based, automated market for trading of securities eligible for resale under Rule 144A. The Group does not intend to list the notes on any national securities exchange other than the Luxembourg Stock Exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. Accordingly, no assurance can be given that an active market will develop for any of the notes or as to the liquidity of the trading market for any of the notes. If a trading market does not develop or is not maintained, holders of the notes may experience difficulty in reselling such notes or may be unable to sell them at all. If a market for the notes develops, any such market may be discontinued at any time. If a trading market develops for the notes, future trading prices of such notes will depend on many factors, including, among other things, prevailing interest rates, the Group's results of operations and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Group, the notes may trade at a discount from their principal amount.

D.   Selling Shareholders

Not applicable.

E.   Dilution

Not applicable.

F.   Expenses of the Issue

Not applicable.


Item 10.    Additional Information

A.   Share Capital

See note 19 to the consolidated financial statements included in this report.

B.   Memorandum and Articles of Association

See Exhibit 3.1

C.   Material Contracts

There are no material contracts, except those entered into in the normal course of the business.

D.   Exchange Controls

There are no limitations under UK law, decrees or regulations, as currently in effect, that would affect the transfer of capital, interest or other payments to non-UK resident holders of the senior notes, except as set forth below in "E. Taxation".

E. Taxation

The following discussion is a summary of certain US federal income tax consequences of the ownership of notes by US Holders (as defined below). The summary is not a complete analysis or description of all potential tax consequences to such holders and does not address all tax considerations that may be relevant to all categories of potential purchasers (such as dealers in securities or commodities, tax-exempt investors, investors whose functional currency is not the US dollar and other investors subject to special rules, including investors holding notes as part of the currency hedge, a straddle, a "synthetic security", or other integrated investment (including a "conversion transaction") comprised of a Note and one or more other investments).

Holders of notes are urged to consult their own tax advisors concerning the US federal, state and local tax consequences of the purchase, ownership and disposition of notes.

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements, and existing and proposed Treasury regulations, changes to any of which after the date hereof could apply on a retroactive basis and affect the tax consequences described herein.

Taxation of Interest: While the notes continue to be in bearer form and are listed on a recognized stock exchange (as defined by section 841 Taxes Act 1988) interest on the notes may be paid without withholding for income tax provided:

     (a)  the person by or through whom the payment is made is not in the UK;

     (b) the payment is made by or through a person who is in the UK and either of the following requirements is met

          (i) the person receiving the interest is beneficially entitled to the interest, beneficially owns the notes and is not resident in the UK for tax purposes; or

          (ii) the notes are held within a recognized clearing system within the meaning of section 841A Taxes Act 1988 (The Euroclear Operator and Cedel have each been designated as a recognized clearance system for this purpose).

     and the person by or through the payment is made has received a declaration to that effect in the form required by law and the Inland Revenue has not issued a notice to the person by or through the payment is made stating that they consider that the above conditions have not been satisfied.

If the above requirements are not satisfied, the Inland Revenue in respect of any relief will pay interest under deduction of income tax at the lower rate subject to any direction to the contrary, which may be available pursuant to the provisions of any applicable double taxation treaty.

The interest on a note is derived from the UK and accordingly will be chargeable to UK tax by direct assessment even if the interest is paid without deduction. Interest on the notes received without deduction or withholding will not be chargeable to UK income tax in the hands of a holder of a Note who is not resident in the UK unless the holder of the Note carries on a trade, profession or vocation within the UK through a UK branch or agency in connection with which the interest is received or to which the notes are attributable.

Where interest on the notes has been paid under deduction of lower rate income tax. Note holders who are not resident in the UK may be able to recover all or part of the tax deducted if there is an appropriate provision under an applicable double taxation treaty between the country in which they are resident for tax purposes and the UK A U.S holder who is entitled to the benefit of the US/UK double taxation treaty would normally be able to recover in full any tax withheld by making the appropriate claim. A claim may be made by a United States holder prior to the interest being paid and if accepted the Inland Revenue will authorize subsequent payments to be made without withholding. In the case of an advance claim such a claim should be made well in advance of the interest payment date and in the case of a claim for repayment well before the end of the appropriate limitation period (six years after the end of the UK year of assessment to which the interest relates).

The term "US Holder"  means a beneficial  owner of a Note that (a) purchased the
Note in the offering, (b) holds the Note as a capital asset and (c) is, for US federal income tax purposes, (i) a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof or (iii) otherwise subject to US federal income tax on a net income basis in respect of the notes.

Payments of Interest: The gross amount of interest paid on a Note will be includible in the gross income of a US Holder at the time it is received or accrued, depending on the Holder's method of accounting for US federal income tax purposes, under the rules described below. The notes are not anticipated to be issued at a discount that is not treated as de minim is for US federal income tax purposes, and therefore the notes are not anticipated to be issued with any original issue discount. This treatment is based upon the assumption that no liquidated damages will be paid on account of a Registration Default. The United States Internal Revenue Service could, however, assert a different position, which could result in the notes being treated as issued with original issue discount, and thereby affecting the timing and character of interest income of US Holders.

In the case of a cash method US Holder, the amount of interest income in respect of any interest payment will be determined by translating such payment into US dollars at the spot exchange rate in effect on the date such interest payment is received. No exchange gain or loss will be realized with respect to the receipt of such interest payment, other than exchange gain or loss that is attributable to any difference between the exchange rate utilized to translate the Deutsche Mark payment into US dollars by the Paying Agent and the spot exchange rate in effect on the date such interest payment is received or, in the case of a US Holder that elects to receive payments on the notes in Deutsche Marks, that is attributable to the actual disposition of the Deutsche Marks received. Any such exchange gain or loss will generally be treated as ordinary income or loss. In the case of an accrual method US Holder, the amount of any interest income accrued during any accrual period will generally be determined by translating such accruals into US dollars at the average exchange rate applicable to the accrual period (or, with respect to an accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year). Such a US Holder will additionally realize exchange gain or loss with respect to any interest income accrued on the date such interest income is received (or on the date the Note is disposed of) in an amount equal to the difference between (x) the U.S dollars received in respect of such interest payment or, in the case of a US Holder that elects to receive payments on the notes in Deutsche Marks, the amount determined by converting the amount of the payment received into US dollars at the spot exchange rate in effect on the date such payment is received and (y) the amount of interest income accrued in respect of such payment according to the rule set forth in the prior sentence. Notwithstanding the rules described above, an accrual method US Holder may alternatively make an election to apply a "spot accrual convention" that effectively allows such US Holder to translate accrued interest into US dollars at a single spot exchange rate, as set forth in Treasury regulations ss. 1.988-2(b)(2)(iii)(B). The amount of interest income received by a US Holder as set forth in this paragraph will generally be treated as "passive income" or, in the case of certain US Holders, "financial services income", from sources outside the United States, and any foreign currency exchange gain or loss as set forth in this paragraph will generally be treated as realized from sources within the United States.

Sale, Retirement and Other Disposition of the notes: Upon the sale, exchange or retirement of a Note, a US Holder will generally recognize a taxable gain or loss equal to the difference between the amount realized (not including any amounts received that are attributable to accrued and unpaid interest, which will be taxable as interest income, and exchange gain or loss as set forth above and in this paragraph) and the US Holder's tax basis in the Note. A US Holder's tax basis in a Note generally will be its cost, which generally will be calculated by reference to the spot exchange rate for Deutsche Marks in effect on the date of purchase. The value of any amount received by a US Holder on retirement of the Note generally will be determined by reference to the spot exchange rate for Deutsche Marks in effect on the date the Note is retired. Gain or loss recognized on the sale or retirement of a Note (determined as described above) will be capital gain or loss and will be long-term gain or loss if the Note was held for more than one year at the time of the disposition. US Holders that are individuals may be eligible for preferential treatment for net capital gains, particularly with respect to capital assets that are held for more than 18 months at the time of disposition. Gain recognized by a US Holder generally will be treated as US source income. US Holders should consult their tax advisors regarding the source of loss recognized on the sale, exchange or retirement of a Note. Notwithstanding the foregoing, gain or loss recognized by a US Holder on the sale, exchange or retirement of a Note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in Deutsche Mark exchange rates during the period in which the US Holder held the Note or, in the case of a US Holder that does not elect to receive payments on the notes in Deutsche Marks, to the extent of any difference between the amount realized on retirement of the Note calculated by reference to the spot exchange rate for Deutsche Marks in effect on the date of retirement and the actual amount of US dollars received. In general, a US holder as realized will treat such foreign currency gain or loss from sources within the United States.

Information Reporting and Backup Withholding: In general, information reporting requirements will apply to certain payments of principal and interest paid in respect of the notes and to the sales proceeds of notes paid to US Holders, other than certain exempt US Holders (such as corporations). A 31% backup withholding tax will apply to such payments if the US Holder fails to provide a taxpayer identification number or certification of foreign or other exempt status or to comply with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules will be eligible for credit against such US Holder's US federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

F.   Dividends and Paying Agents

Not Applicable.

G.   Statement by Experts

None.

H.   Documents on Display

None.

I.   Subsidiary Information

None.


Item 11.    Quantitative and Qualitative Disclosure about Market Risk

Disclosures about market risk

The Group's operations are conducted by entities in many countries and the primary market risk exposures of the Group are interest rate risk and foreign currency exchange risk. The exposure to market risk for changes in interest rates relates to its debt obligations, upon which interest is paid at both short-term fixed and variable rates, and local bank borrowings, upon which interest is paid at variable rates. The Group does not use any instruments by which to hedge against fluctuations in interest rates, as it is believed that interest rates are low in the currencies in which debt is denominated and that the risk of major fluctuations in such interest rates is low.

The results of the Group's operations are subject to currency translation risk and currency transaction risk. Regarding currency translation risk, the operating results and financial position of each entity is reported in the relevant local currency and then translated into Sterling at the applicable exchange rate for inclusion in the financial statements of the Group. The fluctuation of Sterling against foreign currencies will therefore have an impact upon the reported profitability of the Group and may also affect the value of the Group's assets and the amount of the Company's shareholders equity.

Regarding currency transaction risk, fluctuations in exchange rates may affect the operating results of the Group because many of each entities costs are incurred in currencies different from the revenue currencies and there is also a time lag between incurrence of costs and the collection of related revenues. To protect against currency transaction risk the Group engages in hedging its net transaction exposure by the use of foreign exchange forward contracts to cover exposures arising from outstanding sales and purchase invoices. It has not covered outstanding sales or purchase orders unless they are firm commitments. At present hedging covers all traded currencies to which the Group is exposed and in which forward contracts may be undertaken. This includes the Euro and the US, Hong Kong, Australian and New Zealand Dollar. In addition the Group hedges against certain non-trading exposures by using foreign exchange forward contracts, these exposures being short-term loans between entities and interest payable (within one year) on the senior notes. Short-term loans may fluctuate in value depending upon the daily cash position of the various entities and may be denominated in any of the currencies stated above.

Exchange Rate Sensitivity

The table below provides information as at December 31, 2001 about the Group's derivative financial instruments and other financial instruments by functional currency and presents such information in Sterling equivalents. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including foreign currency forward exchange agreements and foreign currency denominated credit and debt obligations. For credit and debt obligations, the table presents principal cash flows by expected maturity dates (for obligations maturing in 2002). The foreign exchange contracts are made on a month-to-month basis and the book and fair value of these contracts are not significant.

The fair values are calculated using the appropriate rates as at December 31, 2001.

                                Book or contract
                                           Value         Fair Value
(GBP Equivalent in thousands)
(Liabilities)/Assets

GBP Functional Currency:
Interest on debt (DEM)                   (7,770)             (7,656)
Short-term affiliate loans
     (EUR)                               (3,306)             (3,306)
     (USD)                                 (873)               (873)
     (NZD)                                 (221)               (221)
Working Capital
     (EUR)                                2,733               2,733
     (USD)                                2,580               2,580

AUD Functional Currency:
Working Capital
     (EUR)                                 (123)               (123)
     (GBP)                                 (765)               (765)
     (USD)                                 (530)               (530)

EUR Functional Currency:
Working Capital
     (GBP)                                 (467)               (467)
     (USD)                                 (105)               (105)
     (RMB)                                  760                 760

HKD Functional Currency:
Working Capital
     (GBP)                                1,360               1,360
     (USD)                                  781                 781
     (NTD)                                  760                 760
     (RMB)                                  536                 536

NTD Functional Currency:
Working Capital
     (USD)                                 (126)               (126)
     (GBP)                                   57                  57

MXP Functional Currency:
Working Capital
     (GBP)                                 (102)               (102)
     (USD)                                 (503)               (503)

RMB Functional Currency:
Working Capital
     (USD)                                  529                 529
     (GBP)                                 (197)               (197)
     (HKD)                                3,615               3,615

USD Functional Currency:
Working Capital
     (EUR)                                  (66)                (66)
     (GBP)                                  110                 110
     (HKD)                                 (195)               (195)
     (RMB)                                  273                 273

The Group's exposures are covered on a net basis and the following contracts were in place at December 31, 2000, all of which are expected to mature in the year 2001.

                                       Contract Value    Fair Value

(GBP Equivalent in thousands)

Forward Exchange Agreements

(Receive DEM/Pay GBP)
Contract amount                            3,942              3,828
Average contractual exchange rate           3.11

(Receive EUR/Pay GBP)
Contract amount                            3,354              3,306
Average contractual exchange rate           1.61

(Receive USD/Pay GBP)
Contract amount                              901                873
Average contractual exchange rate           1.42

(Receive NZD/Pay GBP)
Contract amount                              226                221
Average contractual exchange rate           3.43

Receive GBP/Pay HKD)
Contract amount                            (415)              (415)
Average contractual exchange rate          11.35

(Receive GBP/Pay EUR)
Contract amount                          (1,679)            (1,658)
Average contractual exchange rate           1.61

(Receive GBP/Pay AUD)
Contract amount                          (1,612)            (1,604)
Average contractual exchange rate           2.83

(Receive GBP/Pay USD)
Contract amount                          (1,667)            (1,652)
Average contractual exchange rate           1.45

(Receive GBP/Pay CAD)
Contract amount                            (184)              (181)
Average contractual exchange rate           2.28

Interest Rate Sensitivity

The table below provides information as at December 31, 2001 about the Group's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates all of which are during 2002. The information is presented in sterling equivalents, which is the Group's reporting currency.

                                       Book Value         Fair Value

(Liabilities) (GBP Equivalent in thousands)
Debt:

Variable Rate (GBP)                      (2,865)            (2,865)
Average interest rate                       7.0%

Variable Rate (EUR)                     (29,404)           (29,404)
Average interest rate                       5.6%

Variable Rate (USD)                        (636)              (636)
Average interest rate                       7.3%

Variable Rate (AUD)                      (1,238)            (1,238)
Average interest rate                      8.83%

Variable Rate (NZD)                        (336)              (336)
Average interest rate                       8.8%

Variable Rate (BRC)                        (476)              (476)
Average interest rate                      25.0%

Variable Rate (NTD)                          (9)                (9)
Average interest rate                       9.1%

Impact of Price Fluctuations of Raw Materials on Results of Operations

The Group purchases most of the raw materials for its products on the open market, and the Group's sales may be affected by changes in the market price of such raw materials. The Group does not generally engage in commodity hedging transactions for such raw materials. There can be no assurance that the Group will be able to pass on increases in the price of raw materials to its customers in the future, on a timely basis or at all. The results of the operations of the Group have in the past been affected by fluctuations in the price of the primary raw material, wood pulp, for its cellulose insoles. Wood pulp represented 14% of the Group's raw materials costs in 2001 as compared to 17% in 2000 and 10% in 2001 as compared to 11% in 2000 of the Group's total cost of sales.


Item 12.    Description of Securities Other than Equity Securities

Not applicable.

                                     PART II


Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.


Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.


Item 15.    (Reserved)

Not Applicable.


Item 16.    (Reserved)

Not Applicable.

                                    PART III


Item 17.    Financial Statements

Not applicable


Item 18.    Financial Statements

See Pages F-1 to F-51


(a)  The following financial statements are filed as part of this Form 20-F:


     (1)   Consolidated profit and loss accounts                       F-2
     (2)   Consolidated balance sheets                                 F-3
     (3)   Consolidated cash flow statements                           F-4
     (4)   Reconciliation of net cash flow to movement in net debt     F-5
     (5)   Consolidated statement of total recognized gains and losses F-6
     (6)   Reconciliation of movements in total shareholders' deficit  F-7
     (7)   Notes to the consolidated financial statements              F-8


Item 19.    Exhibits


The following exhibits are filed as part of this Form 20-F

Exhibit     Description

1.1 Purchase Agreement between the Group and the Initial Purchasers dated January 27, 1998. (1)
3.1     Memorandum and Articles of Association of Texon International plc. (1)
4.1 Indenture, dated as of January 30, 1998, among Texon International plc and the Chase Manhattan Bank as Trustee. (1)
4.2     Form of 10% Senior notes due 2008 (included in Exhibit 4.1 hereto). (1)
4.3 Form of 10% Series A Senior notes due 2008 (included in Exhibit 4.1 hereto). (1)
4.4 Exchange and Registration Rights Agreement between the Company and the Initial Purchasers dated January 27, 1998. (1)
4.5 Note Depositary Agreement dated January 30, 1998 between Texon International plc and The Bank of New York, as Book-Entry Depositary.
        (1)
10.1 Shareholders Agreement dated December 23, 1997, between the Company and the shareholders of the Company. (1)
10.2    Agreement for Sale of USM Group Limited dated December 23, 1997. (1)
10.3    Agreement for Sale of United Texon limited dated December 23, 1997. (1)
10.4    Credit  Agreement,  dated  January 28, 1998,  among the  Company,  Chase
        Manhattan plc, The Chase Manhattan Bank and the other Lenders party thereto. (1)
10.5 Employment Agreement dated January 30, 1998, between the Company and Peter Selkirk. (1)
10.6 Employee Agreement dated January 30, 1998, between the Company and Neil Fleming. (1)
10.7 Employment Agreement dated July 29, 1997, between the Company and Kevin Cochrane. (1)
10.8 Employment Agreement dated July 29, 1997, between the Company and Neil Eastwood. (1)

10.9 Employment Agreement, dated as of September 2, 1997, between the Company and Terry Pee. (1)
10.10 Employment Agreement dated May 26, 1998 between the Company and Terry Pee. (1)
10.11 Option Agreement of Peter Selkirk relating to the A Shares dated December 23, 1997. (1)
10.12 Option Agreement of Peter Selkirk and Neil Fleming relating to the B Shares dated December 23, 1997. (1)
10.13 Business Acquisition Agreement between British United Shoe Machinery Limited and DMWSL 189 Limited and related agreements dated July 29, 1997. (1)
10.14 Business Sale Agreement between Deutsche Vereinigte Schumaschinen GmbH & Co and DVSG Engineering und Patentverwaltungs GmbH dated July 29, 1997.
        (1)
10.15 Business Sale Agreement between DVSG Engineering und Patentverwaltungs GmbH and DVSG Service GmbH dated July 29, 1997. (1)
10.16 Business Sale Agreement between USM Espana S.L. and Maquinaria USM S.L. dated July 29, 1997. (1)
10.17 Business Acquisition Agreement between USM Taiwan Limited and Texon Taiwan Limited dated December 1997. (1)
10.18 Bill of Sale, Assignment and Assumption Agreement between USM Texon Materials Inc. and United Shoe Machinery Corporation and related agreements dated July 29, 1997. (1)
10.19 Assets Sale Agreement between USM Asia Limited and Texon (H.K.) Limited dated July 29, 1997. (1)
10.20 Share Purchase Agreement between DVSG Holding GmbH and DVSG Beteiligungs und Verwaltungs GmbH dated July 29, 1997. (1)
10.21 Share Sale Agreement between USM Holding GmbH and Texon Verwaltungs GmbH Gr. Dated July 29, 1997. (1)
10.22 Share Sale Agreement between USM Texon Limited and Texon Verwaltungs GmbH. Gr dated July 29, 1997. (1)
10.23 Share Sale Agreement between USM International Limited and DVSG Administration GmbH relating to the entire issued share capital of DVSG Service GmbH. (1)
10.24 Share Sale Agreement between USM International Limited and DVSG Administration GmbH. Relating to the entire issued share capital of DVSG Beteilgungs und Verwaltungs GmbH. (1)
10.25 Share Sale Agreement between USM Benelux B.V. and USM Texon Limited relating to the entire issued share capital of USM Holding GmbH dated December 23, 1997. (1)
10.26 Share Transfer Agreement between Texon France S.A. and USM International Limited dated December 24, 1997 and related agreement. (1)
10.27 Share Purchase Agreement between USM Benelux B.V and USM International Limited relating to the issued share capital of USM Asia Limited dated July 29, 1997. (1)
10.28 Share Transfer Agreement between USM Benelux B.V. and USM International Limited related to the entire issued share capital of USM Taiwan Limited dated July 29, 1997. (1)
10.29 Share Transfer Agreement between USM Benelux B.V and USM Texon Limited dated December 23, 1997. (1)
10.30 Share Transfer Agreement between USM International Limited and Texon Materiales S.L. (1)
10.31 Share Transfer Agreement between USM Texon Limited and El Manto de Elias S.L. (1)
10.32 Share Transfer Agreement between Texon Overseas and USM International Limited relating to the entire holding of Texon Overseas in USM Far East Australia Pty Limited dated July 29, 1997. (1)

10.33 Share Transfer Agreement between United Texon plc and USM International Limited relating to the entire issued share capital of 3138933 Canada Inc. dated July 29, 1997. (1)
10.34 Share Transfer Agreement between USM Texon Limited and USM International Limited relating to the entire issued share capital of Samco Strong Limited dated July 29, 1997. (1)
10.35 Share Transfer Agreement between United Texon plc and USM International Limited relating to the entire issued share capital of USM Corporation and related agreements dated July 29, 1997. (1)
10.36 Share Transfer Agreement between USM Benelux B.V. and United Texon plc relating to the entire issued share capital of USM Corporation and related agreements dated July 29, 1997. (1)
10.37 Share Transfer Agreement between Texon Overseas and USM International Limited relating to the entire issued share capital of USM Korea Limited dated July 29, 1997. (1)
10.38 Share Transfer Agreement between USM Benelux B.V. and USM International Limited relating to the entire issued share capital of USM Asia Limited dated July 29, 1997. (1)
10.39 Share Transfer Agreement between USM Benelux B.V. and USM International Limited relating to the entire issued share capital of USM do Brasil Industria e Comercio SA dated July 29, 1997. (1)
10.40 Exclusive Distributor Agreement between British United Shoe Machinery Co. Limited and United Shoe Machinery of Australia Pty. Ltd dated July 29, 1997. (1)
10.41 Exclusive Distributor Agreement between British United Shoe Machinery Limited and USM Korea Limited dated July 29, 1997. (1)
10.42 Exclusive Distributor Agreement between Texon (H.K.) Limited and USM Korea Limited. (1)
10.43 Exclusive Distributor Agreement between British United Shoe Machinery Limited and United Shoe Machinery (Thailand) Co. Ltd. Dated July 29, 1997. (1)
10.44 Non-Exclusive Distributor Agreement between USM Texon Materials Inc. and USM Canada Ltd. Dated August 8, 1997. (1)
10.45 Non-Exclusive Distributor Agreement between Texon France S.A. and USM France S.A. dated July 29, 1997. (1)
10.46 Non-Exclusive Distributor Agreement between DVSG Engineering und Patentverwaltungs GmbH and Deutsche Vereinigte Schumaschinen GmbH & Co. dated July 29, 1997. (1)
10.47 Non-Exclusive Distributor Agreement between United Shoe Machinery Corporation and USM Texon Mexico S.A. (1)
10.48 Non-Exclusive Distributor Agreement between Texon Materiales S.L. and Maquinaria USM, S.L. dated July 29, 1997. (1)
10.49 Non-Exclusive Distributor Agreement between Samco Strong Limited and United Shoe Machinery of Australia Pty. Ltd. Dated July 29, 1997. (1)
10.50 Non-Exclusive Distributor Agreement between Texon Taiwan Limited and USM Taiwan Limited. (1)
10.51 Sole Agency Agreement between Texon (H.K.) Limited and USM Far East Australia (PTY) Limited dated July 29, 1997. (1)
10.52   Cost Sharing Agreement between Texon France S.A. and USM France S.A. (1)
10.53 Cost Sharing Agreement between USM Taiwan Limited and Texon Taiwan Limited dated December 10, 1997. (1)
10.54 Services Agreement between USM Texon Oesterreich Gesellschaft M.b.H and USM Oesterreich Maschinenhandelsgesellschaft dated December 1, 1997. (1)
10.55 Service Agreement between DMWSL 189 and British United Shoe Machinery Limited dated July 29, 1997. (1)

10.56 Services Agreement between DVSG Engineering und Patentverwaltungs GmbH and Deutsche Vereinigte Schumaschinen GmbH & Co. relating to the provision of services/premises at Pirmasens dated July 29, 1997. (1)
10.57 Services Agreement between Deutsche Vereinigte Schumaschinen GmbH & Co. and DVSG Engineering und Patentverwaltungs GmbH relating to the provision of services/premises at Frankfurt am Main dated July 29, 1997.
        (1)
10.58 Services Agreement between Texon Materiales S.L. and Maquinaria USM, S.L. dated July 29, 1997. (1)
10.59 Services Agreement between USM Texon Materials Inc. and United Shoe Machinery Corporation dated June 30, 1997. (1)
10.60 Computing Services Agreement between USM Texon Materials Inc. and United Shoe Machinery Corporation dated June 30, 1997. (1)
10.61   Services  Agreement  between USM Asia Limited and Texon (H.K.)  Limited.
        (1)
10.62 Services Agreement between USM Far East Australia Pty Ltd. And Texon (H.K.) Limited. (1)
10.63 Sub-Lease Agreement between USM Texon Materials Inc. and USM Corporation dated May 1, 1997. (1)
10.64 Contribution and Assumption Agreement between USM Corporation and USM Texon Materials Inc. dated June 27, 1997. (1)
10.65 Joint Venture Contract between Foshan Arts & Crafts Industry Corporation and USM (China Holdings) Ltd. (1)
10.66 Agreement between USM Texon Limited and British United Shoe Machinery Co. Limited relating to the surrender of group relief dated December 23, 1997. (1)
10.67 Agreement between USM Texon Limited and Samco Strong Limited relating to the surrender of group relief dated December 23, 1997. (1)
10.68 Sale and Lease Agreement between USM Texon Limited, 377 Leicester Limited and Texon UK Limited dated June 30, 1998 (3)
10.69 Sale and Purchase Agreement between Texon UK Limited and USM Texon Limited dated June 30, 1998 (3)
10.70 Lease between 337 Leicester Limited, Texon UK Limited and Anglo Irish Bank Corporation plc dated October 9, 1998 (3)
10.71 Sale and Purchase Agreement among David J Grier and others as Vendors and Texon UK Limited as Purchaser, dated March 12, 1999 (4)
10.72 Sale and Purchase Agreement between Rosenkranz & Krause GmbH & Co., as vendor, Texon Mockmuhl, as purchaser, and the Company, as guarantor, dated July 22, 1999 (5)
10.73 Term and Revolving Facilities Agreement, dated July 22, 1999, among the Company, United Texon Limited, certain other companies in the Texon Group, Chase Manhattan Bank plc, The Chase Manhattan Bank, BHF Bank AG and Chase Manhattan International Limited (5)
10.74 Composite Debenture, dated July 22, 1999, among United Texon Limited, certain other companies in the Texon Group and Chase Manhattan International Limited (5)
10.75 Agreement for Sale of Certain Parts of the Business and Assets, by and among Chamberlain Phipps Materials Limited, as seller, Texon (UK) Limited, as buyer, and Newgrange Group, L.L.C., as guarantor, dated September 4, 1999 (6)
10.76 Share Sale Agreement, by and among Clarks Shoes Australia Limited, as vendor, and Texon Australia Pty Limited, as purchaser, dated October 11, 1999 (6)
10.77 Business sale Agreement, by and among British United Shoe Machinery Co. Limited, as seller, USM Group Limited, as guarantor, and Texon UK Limited, as purchaser, dated February 29, 2000. (7)
10.78 Quotas Purchase Agreement, by and among Texon Italia S.P.A., as purchaser, and Fleckstan Participacoes Ltda., Martinho Fleck and Iloide Fleck, as sellers, dated as of March 20, 2000. (7)

10.79 Umbrella Agreement for the Sale and Purchase of the business and assets of Foss Manufacturing Company Inc. and its subsidiary companies dated July 26, 2000, between Texon International plc, as purchaser, and Foss Manufacturing Company Inc., as seller. (8)
10.80 USA Agreement for the Sale and Purchase of the US business and assets of Foss Manufacturing Company Inc., dated July 26, 2000, between Texon USA Inc., as purchaser, and Foss Manufacturing Company Inc., as seller. (8)
10.81 French Agreement for the Sale and Purchase of the French business and assets of Foss Manufacturing Company Inc. and its subsidiary companies, and all of the share capital of SCI Lambiotte Immobiliere, dated July 26, 2000, between Texon France S.A., as purchaser, and Lambiotte Foss S.A., as seller. (8)
10.82 Distribution Agreement, dated July 26, 2000, between Texon USA Inc. and Foss Manufacturing Company Inc. (8)
10.83 Patent, Know-How and Trademark Licensing Agreement, dated July 26, 2000, between Texon International plc and Foss Manufacturing Company Inc. (8)
10.84 Assignment of Patents, Know-How and Trademarks, dated July 26, 2000, between Texon International plc and Foss Manufacturing Company Inc. (8)
10.85 Facilities Agreement between Texon International plc, United Texon Limited, the companies listed in Part 1 of Schedule 1 as original borrowers, the companies listed in Part 2 of Schedule 1 as original guarantors, Barclays Bank plc ("Barclays") as Arranger, Agent, Issuing Lender and as Security Agent and the financial institutions listed in
        Part 3 of Schedule 1 as original lenders in relation to a Euro 37,190,000 term facility and a Euro 10,165,000 revolving facility dated November 15, 2001. (9)
10.86 Debenture between United Texon Limited and certain of its subsidiaries (as Charging Companies) and Barclays (as Security Agent) dated November 15, 2001. (9)
10.87 Pledge Agreement granted by Texon Overseas in favour of Barclays (as Agent) over the shares, which Texon Overseas holds in Texon USA, Inc, dated November 15, 2001. (9)
10.88 Pledge Agreement granted by Texon Overseas in favour of Barclays (as Security Agent) over the shares, which Texon Overseas holds in UT France SAS, dated November 15, 2001. (9)
10.89 Share Pledge Agreement granted by Texon Overseas in favour of Barclays over the shares, which Texon Overseas holds in Texon Verwaltungs GmbH, dated November 15, 2001. (9)
10.90 Pledge of Shares granted by Texon Overseas in favour of Barclays over the shares which Texon Overseas holds in Texon Italia SpA, dated November 15, 2001. (9)
10.91 Security Agreement between Texon USA, Inc. and Barclays (as Security Agent) dated November 15, 2001. (9)
10.92 Composite Deed of Release granted by Chase Manhattan International Limited (as Security Agent) in favour of the Companies as Chargors in relation to the Senior Facilities Agreement dated 22nd July 1999. (9)
10.93 Release of Pledge executed for and on behalf of Chase Manhattan International Limited. (9)
10.94 Release of Security Interest executed for and on behalf of Chase Manhattan International Limited. (9)
10.95 Release of Intellectual Property Security Interest executed for and on behalf of Chase Manhattan International Limited. (9)
10.96 Discharge of Mortgage relating to property in Hampshire County, USA and given by Chase Manhattan International Limited. (9)
10.97 Discharge of Mortgage relating to property in Hampden County, USA and given by Chase Manhattan International Limited. (9)
10.98 Italian Declaration of Receipt from Chase Manhattan International Limited. (9)

10.99 Agreement for the Sale and Purchase of a Business between Wilton Welsh Limited and Texon New Zealand Limited dated October 23, 2001. (P)
16      Letter re Change in Certifying Accountant (2)
21      List of Subsidiaries of the Registrant (1)

(1) Incorporated by reference to the exhibits filed with the Company's Registration Statement on Form F-4 (No. 333-49619)

(2)     Incorporated  by  reference  to the  exhibits  filed with the  Company's
        Current Report on Form 6-K filed with the Securities and Exchange Commission on January 15, 1999.

(3) Incorporated by reference to the exhibits filed with the Group's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 1999.

(4) Incorporated by reference to the exhibits filed with the Group's Current Report on Form 6-K filed with the Securities and Exchange Commission on May 26,1999.

(5) Incorporated by reference to the exhibits filed with the Group's Current Report on Form 6-K filed with the Securities and Exchange Commission on August 13, 1999.

(6) Incorporated by reference to the exhibits filed with the Group's Current Report on Form 6-K filed with the Securities and Exchange Commission on August 13, 1999.

(7) Incorporated by reference to the exhibits filed with the Group's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2000.

(8) Incorporated by reference to the exhibits filed with the Group's Current Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2000.

(9) Incorporated by reference to the exhibits filed with the Group's Current Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2001.

(P) This exhibit has been concurrently filed in paper format with the Securities and Exchange Commission under cover of Form SE.

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


                                                      Texon International plc
                                                  ..............................
                                                           (Registrant)



Date May 09, 2002                                   By   /s/ J. Neil Fleming
                                                  ..............................
                                                             J. Neil Fleming
                                                        Finance Director and
                                                    Chief Accounting Officer

                            TEXON INTERNATIONAL plc

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Shareholders of Texon International plc:

We have audited the accompanying consolidated balance sheets of Texon International plc and its subsidiaries (the "Group") as of December 31, 2001 and 2000, and the related consolidated statements of profit and loss accounts, total recognized gains and losses, movements in total shareholders' deficit and cash flows for each of the three years in the period ended December 31, 2001 on pages F-2 to F-58. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Texon International plc and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the results of operations for the years ended December 31, 2001, 2000 and 1999 and shareholders' equity as of December 31, 2001 and 2000 to the extent summarized in Note 29 to the consolidated financial statements. As more fully described on Note 29, the reported shareholders deficit for the year ended December 31, 2000, as determined in accordance with accounting principles generally accepted in the United States of America, has been restated for the item described in Note 29 (h).


DELOITTE & TOUCHE
Nottingham, United Kingdom
May 10, 2002

                            TEXON INTERNATIONAL plc

                      CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                                    Year ended   Year ended    Year ended
                                                      December     December      December
                                            Notes     31, 1999     31, 2000      31, 2001
                                            -----     --------     --------      --------
                                                    (pound)000   (pound)000    (pound)000
Sales turnover
  Continuing operations                                126,627      145,665       139,132
  Discontinued operations                                    -        5,921         3,270
                                                       -------      -------       -------
                                              4        126,627      151,586       142,402
Cost of sales
  Continuing operations                               (84,083      (100,076)     (93,706)
  Discontinued operations                                    -       (5,121)      (3,068)
                                                       -------      -------       -------
                                                      (84,083)     (105,197)     (96,774)
Gross profit/(loss)
  Continuing operations                                 42,544       45,589        45,426
  Discontinued operations                                    -          800           202
                                                       -------      -------       -------
                                                        42,544       46,389        45,628
Marketing and administrative expenses
  Continuing operations                               (29,688)     (32,563)      (32,766)
  Discontinued operations                                    -      (1,618)       (1,139)
                                                       -------      -------       -------
                                              5       (29,688)     (34,181)      (33,905)
Operating profit/(loss)                       7
  Continuing operations                                 12,856       13,026        12,660
  Discontinued operations                                    -        (818)         (937)
                                                       -------      -------       -------
                                                        12,856       12,208        11,723

Loss on termination of discontinued
  activities                                  6b             -        (361)             -
Profit on disposal of property of
  continuing operations                       6a         1,000        1,000             -
                                                       -------      -------       -------
Profit/(loss) before interest and taxation    7
  Continuing operations                                 13,856       14,026        12,660
  Discontinued operations                                    -      (1,179)         (937)
                                                       -------      -------       -------
                                                        13,856       12,847        11,723

Interest receivable and similar income                     336          148            29
Interest payable and similar charges          8       (11,656)     (12,320)      (14,180)
                                                       -------      -------       -------
Profit/(loss) on ordinary activities
  before taxation                                        2,536          675       (2,428)

Taxation on profit/(loss) on ordinary
  activities                                  10       (1,754)      (3,134)       (1,518)
Profit/(loss) on ordinary activities after             -------      -------       -------
  taxation                                                 782      (2,459)       (3,946)

Minority equity interests                     21         (206)        (234)         (348)
                                                       -------      -------       -------
Net profit/(loss) for the financial year                   576      (2,693)       (4,294)

Finance charges in respect of non-equity
  shares                                      19       (4,657)      (4,016)       (4,456)
                                                       -------      -------       -------
Retained (loss) for the financial year for
  equity shareholders                         20       (4,081)      (6,709)       (8,750)
                                                       =======      =======       =======

The accompanying notes are an integral part of these consolidated financial statements.

                            TEXON INTERNATIONAL plc

                          CONSOLIDATED BALANCE SHEETS

                                                            As of        As of
                                                           December     December
                                                  Notes    31, 2000     31, 2001
                                                         (pound)000   (pound)000
FIXED ASSETS
Intangible assets                                    12      22,034      20,576
Tangible assets                                      11      22,071      19,984
Investments                                          13           1           1
                                                           --------    --------
                                                             44,106      40,561

CURRENT ASSETS
Stocks                                               14      22,292      21,865
Debtors due within one year                          15      33,167      23,743
Cash at bank and in hand                                        837         995
                                                           --------    --------
                                                             56,296      46,603

CREDITORS
Amounts falling due within one year                  16     (48,815)    (37,244)
                                                           --------    --------
NET CURRENT ASSETS                                7,481       9,359

Debtors due after one year                           15       1,606         877
                                                           --------    --------
TOTAL ASSETS LESS CURRENT LIABILITIES                        53,193      50,797

CREDITORS
Amounts falling due after more than
one year                                             16    (104,504)   (104,160)
Provisions for liabilities and
charges                                              18      (6,778)     (6,746)
                                                           --------    --------
NET LIABILITIES                                             (58,089)    (60,109)
                                                           ========    ========

CAPITAL AND RESERVES
Called up share capital                              19       9,973      10,773
Share premium                                        20      49,276      49,276
Profit and loss account                              20    (129,746)   (137,257)
Premium on redemption reserve                        20      11,273      15,729
                                                           --------    --------
Shareholders' deficit
Equity interests                                           (125,248)   (132,759)
Non-equity interests                                          66,024      71,280
                                                           --------    --------
                                                            (59,224)    (61,479)

Minority equity interests                            21       1,135       1,370
                                                           --------    --------
                                                            (58,089)    (60,109)
                                                           ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

                            TEXON INTERNATIONAL plc

                        CONSOLIDATED CASH FLOW STATEMENTS

                                        Year ended  Year ended     Year ended
                                          December    December      December
                                  Notes   31, 1999    31, 2000      31, 2001
                                  -----   --------    --------      --------
                                         (pound)000  (pound)000    (pound)000
Net cash inflow from operating
  activities                      (26a)      15,099     16,190       21,969

Returns on investments and
  servicing of finance            (26b)     (11,029)   (11,837)     (14,213)

Taxation
                                             (2,538)    (3,667)      (1,167)

Capital expenditure and
  financial investment            (26b)      (3,263)    (1,634)      (2,223)

Acquisitions of businesses        (26b)     (24,077)   (10,195)      (2,438)

Cash (outflow)/inflow before use
  of liquid resources                       (25,808)   (11,143)       1,928

Financing increase in debt        (26b)      25,468      9,380          796

(Decrease)/increase in cash                    (340)    (1,763)       2,724


The accompanying notes are an integral part of these consolidated financial statements.

                            TEXON INTERNATIONAL plc

            RECONCILIATIONS OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                                          Year ended  Year ended    Year ended
                                           December    December      December
                                  Notes    31, 1999    31, 2000      31, 2001
                                  -----    --------    --------      --------
                                          (pound)000  (pound)000    (pound)000
(Decrease)/increase in cash in
  the year                        (26c)      (340)      (1,763)       2,724

Cash inflow from debt and
  lease financing                 (26b)   (25,468)      (9,380)        (796)

                                          --------     --------       -----
Change in net debt resulting
  from cash flows                         (25,808)     (11,143)       1,928

Non-cash movements in debt                    146         (827)         726

Translation differences                    12,040         (474)       2,014

Loans and finance leases
  acquired with subsidiary                 (3,386)        (462)          -

Issuance of share capital                     -           3,329         800

                                          --------     --------       -----
Movement in net debt in the year          (17,008)      (9,577)       5,468

Net debt brought forward                  (91,063)    (108,071)    (117,648)

                                          --------     --------       -----
Net debt carried forward                 (108,071)    (117,648)    (112,180)
                                         ========     ========     ========


The accompanying notes are an integral part of these consolidated financial statements.

                            TEXON INTERNATIONAL plc

          CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

                                          Year ended  Year ended    Year ended
                                           December    December      December
                                           31, 1999    31, 2000      31, 2001
                                           --------    --------      --------
                                          (pound)000  (pound)000    (pound)000
Net profit/(loss) for the
  financial year                              576       (2,693)       (4,294)

Currency translation differences
  on foreign currency                      10,561           22         1,239
                                           ------       ------         -----

Total recognized gains/(losses) in
  the year                                 11,137       (2,671)       (3,055)
                                           ======       ======        ======


The accompanying notes are an integral part of these consolidated financial statements.

                            TEXON INTERNATIONAL plc

           RECONCILIATIONS OF MOVEMENTS IN TOTAL SHAREHOLDERS' DEFICIT


                                        Year ended    Year ended    Year ended
                                         December      December      December
                                         31, 1999      31, 2000      31, 2001
                                         --------      --------      --------
                                        (pound)000    (pound)000    (pound)000
Net profit/(loss) for the
  financial year                           576          (2,693)       (4,294)

Finance charges in respect of
  non-equity shares                     (4,657)         (4,016)       (4,456)
                                       --------        --------      --------
                                        (4,081)         (6,709)       (8,750)

New share capital issued                    -            3,329           800

Preference dividends transferred
  to reserves                            2,600              -             -

Premium on redemption reserve            4,657           4,016         4,456

Other recognized gains relating to
  the year                              10,561              22         1,239
                                       --------        --------      --------

Net increase/(decrease) to
  shareholders' funds                   13,737             658        (2,255)

Opening shareholders' deficit          (73,619)        (59,882)      (59,224)
                                       --------        --------      --------

Closing shareholders' deficit          (59,882)        (59,224)      (61,479)
                                       =======         =======       =======


The accompanying notes are an integral part of these consolidated financial statements.

                            TEXON INTERNATIONAL plc

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1     The group and its operations

      Texon International plc and its subsidiaries ("the Group") is engaged in manufacturing and supplying shoe materials and machinery to the footwear industry worldwide.

2     Basis of preparation of the financial statements

      The consolidated financial statements have been prepared in pounds sterling and in accordance with generally accepted accounting principles in the UK ("UK GAAP"). These accounting principles differ in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). Note 29 sets out a description and the related effect on net profit/(loss) and shareholders' deficit of such differences.

3     Significant accounting policies

      The following accounting policies were adopted by the directors and have been applied consistently in dealing with items which are considered material in relation to the Group financial statements.

      a)    Accounting convention

      The  financial   statements  are  prepared   under  the  historical   cost
      convention.

      b)    Basis of consolidation

      The consolidated financial statements incorporate the financial statements of Texon International plc and its subsidiaries, all of which are controlled, directly or indirectly by Texon International plc.

      Intercompany   balances  and   transactions   have  been   eliminated   on
      consolidation.

      c)    Sales turnover

      Sales turnover comprises the invoiced value (excluding value added tax) for the sale of products sold from stock. Revenue is recognized when evidence of an arrangement exists, title to finished goods has passed to the customer (either on payment or transfer of bill of lading), the price is fixed and determinable and collectibility is reasonably assured.

      Sales credits are recognized either when both parties are in agreement of an invoice discrepancy or at the point of the return of the goods.

                            TEXON INTERNATIONAL plc

      d)    Financial instruments and foreign exchange

      The derivative instruments utilized by the Group are forward exchange contracts. These instruments are used for hedging purposes to alter the risk profile of an existing underlying exposure of the Group in line with the Group's risk management policies. The Group does not enter into speculative derivative contracts or interest rate swaps.

      Termination payments made or received are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist. In other cases, termination payments are taken to the profit and loss account.

      Transactions denominated in foreign currencies are recorded at the rates ruling on the date of the transaction, unless matching forward foreign exchange contracts have been entered into, in which case the rate specified in the relevant contract is used. At the balance sheet date, unhedged monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at that date.

      The closing assets and liabilities of companies in the Group denominated in overseas currencies have been translated at the exchange rates ruling at the balance sheet date. The results for the year of overseas companies have been translated at the average exchange rate relevant for the period. Differences arising on the translation of net assets and the results for the year denominated in overseas currencies are taken to reserves, net of the effect of foreign exchange contracts and foreign currency borrowings entered into for the purpose of hedging those exposures. All other profits or losses on exchange are dealt with in the profit and loss account.

      e)    Stock

      Stock is stated at the lower of cost, including factory overheads where applicable, and net realizable value on a first in first out basis. Provision is made for slow-moving and obsolete items.

      f)    Research and development

      Research and development expenditure is written off in the year in which it is incurred.

      Software development costs where recognized on clearly defined projects, are included on the balance sheet and, from completion of project, amortized to the profit and loss account in line with the estimated revenues that the project will generate.

      g)    Depreciation of tangible fixed assets

      Depreciation of tangible fixed assets is provided on the cost of the assets so as to write off the cost less the estimated residual value of the assets over their estimated useful lives. Depreciation is computed using the straight-line method over the following periods:

                                          Years

          Freehold buildings              20 to 45
          Plant and equipment             5 to 15
          Office equipment                3 to 10
          Motor vehicles                  3 to 5

      Depreciation is not provided on freehold land.

                            TEXON INTERNATIONAL plc

      h)    Intellectual Property

      Intellectual property where, recognized, is included on the balance sheet and amortized to the profit and loss account over 3 years in equal annual instalments, being its estimated useful economic life.

      i)    Grants

      Grants receivable as a contribution towards expenditure on fixed assets are treated as deferred income, which is credited to the profit and loss account over the estimated economic lives of the related assets. Revenue grants received are matched, where possible, against the year in which the expenditure is occurred.

      j)    Lease commitments

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

      All other leases are accounted for as 'operating leases' and the rental charges are included in the profit and loss account on a straight-line basis over the life of the lease.

      k)    Taxation

      The charge for taxation is based on the result for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Provision is made for deferred tax on all material timing differences to the extent that it is considered probable that the assets or liabilities will crystallize in the future.

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

      The cost of defined contribution pension schemes are charged to the profit and loss account on an accruals basis.

      Provision is also made for post retirement medical and life assurance benefits of retired employees and certain current employees in the USA.

                            TEXON INTERNATIONAL plc

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

      n)    Acquisitions and goodwill

      On the acquisition of a business, fair values are attributed to the Group's share of net assets. Any excess of the fair value of the purchase consideration including acquisition costs, over the fair value of net assets acquired is held on the balance sheet as purchased goodwill and amortized to the profit and loss account over 20 years, its estimated useful life, in compliance with Financial Reporting Standard ("FRS") 10. The results and cash flows relating to the businesses acquired are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of the acquisition.

      Goodwill written off to a goodwill reserve under the Group's previous policy was not reinstated as allowed by FRS 10, however it was deducted from the profit and loss account reserve to comply with the Standard.

      o)    Concentration of credit risk

      Financial instruments, which potentially subject the Group to concentrations of credit risk, consist principally of accounts receivable. The Group sells the majority of its products through distributors, retailers and resellers. Credit risk with respect to accounts receivable is generally diversified due to the number of entities comprising the Group's customer base and their dispersion across different geographies. The Group generally sells on open account and performs periodic credit evaluations of its customers' financial condition. No single customer accounted for a significant amount of the Group's sales in 2001, 2000 or 1999, and there were no significant accounts receivable from a single customer at December 31, 2001 or 2000.

      p)    Debt issuance costs

      Finance costs incurred by the Group on issuance of the senior notes are amortized to the profit and loss account over the life of the finance, that being ten years, using the effective interest rate method

      Finance costs incurred by the Group on issuance of the euro term loan and revolving credit facilities are amortized to the profit and loss account over the life of the finance, that being six years, using the effective interest rate method.

      Unamortized debt issuance costs are netted off the debt within creditors according to FRS 4.

                            TEXON INTERNATIONAL plc

4     Analysis of turnover, operating profit, and capital employed

                                   Year      Year
                                  ended      ended     Year ended
                                 December   December    December
                                 31, 1999   31, 2000    31, 2001
                                 --------   --------    --------
                                (pound)000 (pound)000  (pound)000
Turnover analyzed by major
  business segment:
Continuing operations             126,627    145,665     139,132
Discontinued operations              --        5,921       3,270
                                  ------     -------     -------
                                  126,627    151,586     142,402
                                  =======    =======     =======

Operating profit/(loss)
  analyzed by major business
  segment:
Continuing operations              12,856     13,026      12,660
Discontinued operations              --         (818)       (937)
                                  ------     -------     -------
                                   12,856     12,208      11,723
                                  =======    =======     =======

Capital expenditure:
Continuing operations               3,511      1,999       3,159
Discontinued operations              --          205          20
                                  ------     -------     -------
                                    3,511      2,184       3,179
                                  =======    =======     =======

Depreciation and amortization:
Continuing operations               3,500      4,356       5,091
Discontinued operations              --          297         811
                                  ------     -------     -------
                                    3,500      4,653       5,902
                                  =======    =======     =======

The Group evaluates performance based on several factors, of which operating profit is the primary financial measure.

                                               Year           Year
                                              ended          ended
                                             December       December
                                             31, 2000       31, 2001
                                            ----------     ----------
                                            (pound)000     (pound)000
Operating assets/(liabilities) employed
  by major business segment:
Continuing operations                         62,875          57,039
Discontinued operations                         (628)         (1,330)
                                            --------        --------
                                              62,247          55,709

Cash                                             837             995
Borrowings                                  (117,407)       (112,941)
Taxes                                            138            (188)
Accrued bank interest                         (3,904)         (3,684)
                                            --------        --------
                                            (120,336)       (115,818)
                                            --------        --------
Net (liabilities)                            (58,089)        (60,109)
                                            ========        ========

                            TEXON INTERNATIONAL plc

4     Analysis of turnover, operating profit, and capital employed (continued)

      Geographical analysis of continuing operations is as follows:

                                        Year       Year
                                        ended      ended     Year ended
                                       December   December    December
                                       31, 1999   31, 2000    31, 2001
                                       --------   --------    --------
                                      (pound)000 (pound)000  (pound)000
Turnover analysis by company
  location:
Europe                                   87,968     96,831     92,555
Americas                                 20,825     27,309     28,472
Asia                                     11,431     13,297     12,934
Other                                     6,403      8,228      5,171
                                        -------    -------    -------
                                        126,627    145,665    139,132
                                        =======    =======    =======

Export sales from the UK                 21,988     25,242     23,642
                                        =======    =======    =======

Turnover analysis by
  destination:
Europe                                   62,327     66,104     62,614
Americas                                 18,180     24,334     22,648
Asia                                     33,702     41,095     42,052
Other                                    12,418     14,132     11,818
                                        -------    -------    -------
                                        126,627    145,665    139,132
                                        =======    =======    =======

Operating profit analysis by company
  location:
Europe                                    8,789      9,949     11,723
Americas                                  2,174      1,881        892
Asia                                      1,800      1,035      2,202
Other                                        93        161     (1,479)
                                        -------    -------    -------
                                         12,856     13,026     12,660
                                        =======    =======    =======

In the year ended December 31, 2001, discontinued operations (all in Europe) were as follows:

                                       Year ended  Yaer ended   Year ended
                                        December    December    December
                                        31, 1999    31, 2000    31, 2001
                                        --------    --------    --------
                                       (pound)000  (pound)000  (pound)000
Turnover analysis by company
  location                                   -       5,921       3,270

Turnover analysis by
  destination                                -       5,921       3,270

Operating (loss) analysis by
  company location                           -        (818)       (937)

Geographical   operating  assets  employed  analyzed  by  company  location  for continuing operations is as follows:

                                                      As of       As of
                                                   December    December
                                                   31, 2000    31, 2001
                                                   --------    --------
                                                 (pound)000  (pound)000

     Europe                                         42,285      38,210
     Americas                                        9,263       8,451
     Asia                                            7,091       7,320
     Other                                           4,236       3,058
                                                     -----       -----
                                                    62,875      57,039
                                                    ======      ======

                            TEXON INTERNATIONAL plc

4     Analysis of turnover, operating profit, and capital employed (continued)

      Geographical operating assets employed analyzed by company location for discontinued operations is as follows:

                                                      As of       As of
                                                   December    December
                                                   31, 2000    31, 2001
                                                   --------    --------
                                                 (pound)000  (pound)000

     Europe                                          (628)      (1,330)

      Operating assets have been analyzed above, rather than net assets, as it more appropriately reflects the Groups' operations by excluding cash balances and amounts falling due in one year for bank loans and overdrafts, obligations under finance leases and accrued interest.

      The customer base is diverse both in its geographical spread, types of footwear companies (athletic and traditional, men's and women's) and across the spectrum of branded shoe companies, manufacturers converters and distributors. No single customer accounted for more than 7.5% of sales in 2001, 2000 and 1999.

5     Operating profit

      Operating profit/(loss) is stated after charging:

                                   Year ended  Year ended    Year ended
                                    December    December      December
                                    31, 1999    31, 2000     31, 2001
                                    --------    --------     --------
                                   (pound)000  (pound)000    (pound)000
Marketing and distribution
  costs                              19,002       21,731       20,625

Research and development costs        1,729        1,590          694

Impairment of goodwill                 --           --            741

Administrative expenses:
Operating expenses                    6,423        6,771        7,682
Other expenses                        2,534        4,089        4,163
                                     29,688       34,181       33,905

Operating profit/(loss) relating to continuing operations is stated after charging:

                                     Year ended   Year ended   Year ended
                                      December     December      December
                                      31, 1999     31, 2000      31, 2001
                                      --------     --------      --------
                                     (pound)000   (pound)000   (pound)000

Marketing and distribution costs        19,002       21,060       20,518
Research and development costs           1,729        1,590          694
Impairment of goodwill                    --           --            323
Administrative expenses:
Operating expenses                       6,423        5,824        7,068
Other expenses                           2,534        4,089        4,163
                                         -----        -----        -----
                                        29,688       32,563       32,766
                                        ======       ======       ======


      The directors have reviewed the carrying value of goodwill of the Claravon Group. Accordingly, the directors believe that impairment has occurred and consequently have written down the carrying value by (pound)323,000. This transaction had no effect on tax charge.

                            TEXON INTERNATIONAL plc

      Operating profit/(loss) relating to discontinued operations is stated after charging:

                                    Year ended       Year ended      Year ended
                                      December        December        December
                                      31, 1999        31, 2000        31, 2001
                                      --------        --------        --------
                                     (pound)000      (pound)000      (pound)000

Marketing and distribution costs         --               671             107
Impairment of goodwill                   --              --               418
Administrative expenses:
Operating expenses                       --               947             614
                                         --             1,618           1,139

      The directors have reviewed the carrying value of goodwill of the Cornwell Group. Accordingly, the directors believe that impairment has occurred and consequently have written down the carrying value by (pound)418,000. This transaction had no effect on tax charge.

6     Exceptional items

a)    Exceptional items included within operating profit:

                                    Year ended       Year ended      Year ended
                                      December        December        December
                                      31, 1999        31, 2000        31, 2001
                                      --------        --------        --------
                                     (pound)000      (pound)000      (pound)000
Operating profit before
  exceptional items                    13,122          13,438          12,951
Exceptional administrative expenses:
Restructuring costs                      (266)         (1,230)         (1,228)
                                         -----         -------         -------
                                       12,856          12,208          11,723
                                       ======          ======          ======

      In 2001 the Group restructured its Australian business, closing 3 sites incurring costs of (pound)1.0 million of redundancy and site termination costs. The closure of these sites were complete by the end of 2001.

      In 2000 the Group restructured its UK business following the integration of acquisitions at a cost of (pound)1.0 million, primarily redundancy costs. This integration was completed by the end of 2000.

      During 2000 the Group benefited from exceptional property profits as disclosed on the face of the profit and loss account that arose from the sale of the Groups' property at its head office in Leicester.

      None of the above exceptional items had an effect on the tax charge.

      b)    Loss on termination of discontinued activities

      In December 2000, a subsidiary of the group, Cornwell Components, terminated its industrial business. This gave rise to an exceptional loss on termination of (pound)361,000. This transaction had no effect on the tax charge. The assets of this operation were sold in January 2001 for (pound)500,000.

                            TEXON INTERNATIONAL plc

7     Profit/(loss) on ordinary activities before interest and taxation

                                         Year ended      Year ended   Year ended
                                          December        December      December
                                          31, 1999        31, 2000      31, 2001
                                          --------        --------      --------
                                         (pound)000      (pound)000   (pound)000

Profit on ordinary activities before
  interest and taxation is stated after
  charging/(crediting):

Combined group
Depreciation of tangible and
  intangible fixed assets:
  Owned                                       2,874         3,322         3,137
  Leased                                        326           316           628
  Amortization of goodwill                      300           877         1,197
  Impairment of goodwill                       --            --             741
  Amortization of intellectual
  property                                     --             139           199
Operating lease charges:
  Hire of plant & machinery                     797           955           614
  Other lease charges                         1,044           970           183
Finance lease charges:
  Plant and machinery                           153           136            90
Profit on sale of properties                 (1,000)       (1,000)
Net foreign exchange
  (profit)/losses                               (36)         (181)          226
Provision for doubtful debtors                  263           266           199

Continuing operations
Depreciation of tangible and
  intangible fixed assets:
  Owned                                       2,874         3,085         2,744
  Leased                                        326           255           628
  Amortization of goodwill                      300           877         1,197
  Impairment of goodwill                       --            --             323
  Amortization of intellectual
  property                                     --             139           199
Operating lease charges:
  Hire of plant & machinery                     797           955           614
  Other lease charges                         1,044           970           183
Finance lease charges:
  Plant and machinery                           153           136            90
Profit on sale of properties                 (1,000)       (1,000)
Net foreign exchange
  (profit)/losses                               (36)         (181)          226
Provision for doubtful debtors                  263           266           199

Discontinuing operations
Depreciation of tangible fixed
  assets:
  Owned                                        --             236           393
  Leased                                       --              61          --
  Impairment of goodwill                       --            --             418

                            TEXON INTERNATIONAL plc

8     Interest payable and similar charges

                                         Year ended      Year ended   Year ended
                                          December        December      December
                                          31, 1999        31, 2000      31, 2001
                                          --------        --------      --------
                                         (pound)000      (pound)000   (pound)000

Interest payable and similar charges
  in respect of:
Bank loans and overdrafts                    1,431          1,856        2,382
Term loan                                      437          1,131        1,153
Senior notes                                 8,847          8,367        7,939
Finance charges allocated for
  the year in respect of finance
  leases                                       153            138           90
Debt issuance costs amortized                  788            828          784
Exceptional debt issuance expense             --             --            332
Exceptional charge - loss on
financial instrument                          --             --          1,500
                                            ------         ------       ------
                                            11,656         12,320       14,180
                                            ======         ======       ======

      Exceptional debt issuance expense relates to the debt issuance costs for the old credit facility, not amortized as at the date of repayment.

      The exceptional charge on the loss on financial instrument relates to the surrender of loan notes below book value.

9     Directors and employees

      The average number of employees of the Group (including directors) was made up as follows:

                                         Year ended      Year ended   Year ended
                                          December        December      December
                                          31, 1999        31, 2000      31, 2001
                                          --------        --------      --------
                                         (pound)000      (pound)000   (pound)000

Manufacturing                                 792            974            866
Selling, distribution and
  administration                              488            529            507
                                            -----          -----          -----
                                            1,280          1,503          1,373
                                            =====          =====          =====

Total number of employees as at
  31 December                               1,575          1,482          1,328
                                            =====          =====          =====

      Payments in respect of these employees were as follows:

                                         Year ended      Year ended   Year ended
                                          December        December      December
                                          31, 1999        31, 2000      31, 2001
                                          --------        --------      --------
                                         (pound)000      (pound)000   (pound)000

Wages                                       25,496          27,651        26,107
Social security costs                        3,123           3,572         3,159
Other pension costs                          1,362           1,210           936
Health and other payroll costs               1,612           1,410         1,545
                                            ------          ------        ------
                                            31,593          33,843        31,747
                                            ======          ======        ======

                            TEXON INTERNATIONAL plc

      Directors' emoluments including pension contributions comprise:

                                         Year ended      Year ended   Year ended
                                          December        December      December
                                          31, 1999        31, 2000      31, 2001
                                          --------        --------      --------
                                         (pound)000      (pound)000   (pound)000

Fees                                            20             20             20
Other emoluments                               335            428            516
Pensions                                        60             60             60
                                               ---            ---            ---
                                               415            508            596
                                               ===            ===            ===

      Pension contributions of the highest paid Director were(pound)31,000 for the year ended December 31, 2001 (2000:(pound)31,000). There were two directors with benefits accruing under money purchase pension schemes (2000: two).

      Directors' emoluments:

      Directors' emoluments including pension contributions were paid by United Texon Limited, a consolidated Group company, for the years ended 31 December 2001, 2000, and 1999.

      Emoluments   of   the   highest   paid   Director   were   (pound)260,000,
      (pound)224,000 and (pound)175,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

      The   Remuneration   Committee  of  the  Board,   which  consists  of  the
      non-executive director only, authorizes the remuneration of the executive directors.

                            TEXON INTERNATIONAL plc


10    Taxation

                                            Year ended   Year ended   Year ended
                                             December     December      December
                                             31, 1999     31, 2000      31, 2001
                                             --------     --------      --------
                                            (pound)000   (pound)000   (pound)000
Taxable (loss)/income:
  UK                                           (4,826)      (7,728)      (9,794)
  Germany                                       1,090        1,520        1,750
  France                                        1,048        1,504        1,177
  Italy                                         2,238        2,983        3,834
  USA                                           1,813        1,203          277
  Other                                         1,173        1,193          328
                                                -----          ---       -------
                                                2,536          675       (2,428)
                                                =====          ===       ======
The tax charge is made up as
  follows:
UK taxation
  Corporation tax at 30% (2000:
   30% and 1999: 30.25%)                         --           --           --
  Deferred tax                                     24         --           --
Overseas taxation Corporation tax:
   Germany                                       (340)        (376)        (398)
   France                                          24         (798)        (748)
   Italy
                                                 (885)      (1,368)      (1,779)
   USA                                           (687)        (438)          33
   Other                                          125         (261)         151
  Withholding tax                                --            (18)          83
  Deferred taxation                                25          (97)         (33)
                                                -----          ---       -------
                                               (1,714)      (3,356)      (2,691)
                                               ======       ======       ======
Prior year adjustments
  Corporation tax                                --              6         --
  Overseas taxation                               (40)         216        1,173
                                                -----          ---       -------
                                               (1,754)      (3,134)      (1,518)
                                               ======       ======       ======
Continuing operations                          (1,754)      (3,134)      (1,518)
                                               ======       ======       ======

      For the year ended December 31, 2001 the charge for UK Corporation Tax at 30% (2000: 30% and 1999: 30.25%) is stated after double tax relief of(pound)146,000 (2000:(pound)570,000 and 1999: (pound)588,000). The overall tax charge for the year is high in relation to profits, due to tax losses in certain jurisdictions not being off settable against taxable profits in others.

      At 31 December 2001, the Group had carried forward tax losses available for continuing operations in excess of (pound)32 million (2000: in excess of (pound)20 million, 1999: in excess of (pound)16 million), with (pound)336,000 expiring on December 31, 2005 and (pound)39,000 expiring between January 1, 2006 and December 31, 2009. The remainder has no expiration date.

      The taxable profits generated by the Foshan Texon Cellulose Board Manufacturing Co Limited are subject to half the standard rate for the two years ending December 2000 (the current standard rate is 24%).

      The table below reconciles the expected UK statutory charge to the actual taxes:

                            TEXON INTERNATIONAL plc

                                         Year ended      Year ended   Year ended
                                          December        December      December
                                          31, 1999        31, 2000      31, 2001
                                          --------        --------      --------
                                         (pound)000      (pound)000   (pound)000
Expected taxation
  charge/(benefit) at UK
  corporation tax rates (2001:30%,
  2000: 30% and 1999:30.25%)                    767           202          (728)
Current year tax losses not
  relieved                                    2,872         2,259         2,594
Tax losses utilized in the
  current year                               (1,323)         (230)         (152)
Withholding tax                                --              18           (83)
Overseas tax rates                             (360)          972         1,016
Prior year tax adjustment                        40          (222)       (1,176)
Non-deductible expenses                        (242)          135            47
                                              -----           ---       -------
Actual taxes on income                        1,754         3,134         1,518
                                              =====         =====         =====

      To the extent that  dividends  remitted  from  overseas  subsidiaries  and associated undertakings are expected to result in additional taxes, appropriate amounts have been provided. No taxes have been provided for unremitted earnings of subsidiaries and associated undertakings when such amounts are considered permanently re-invested. As at December 31, 2001 the cumulative undistributable earnings of the subsidiaries were approximately (pound)42 million.

                            TEXON INTERNATIONAL plc


11    Consolidated tangible fixed assets

                        Land and     Plant and     Office        Motor
                        buildings    machinery    equipment     vehicles      Total
                        ---------    ---------    ---------     --------      -----
                        (pound)000  (pound)000   (pound)000    (pound)000   (pound)000
Cost
At January 1, 2001         6,762       21,135        1,343          346       29,586
Exchange adjustment          (48)        (109)         (11)          (1)        (169)
Additions                     69        2,454           58           75        2,656
Disposals                   (265)        (783)         (91)         (40)      (1,179)
At December 31, 2001       6,518       22,697        1,299          380       30,894

Accumulated
depreciation
At January 1, 2001           923        5,947          519          126        7,515
Exchange adjustment           (2)         (14)          (7)          (1)         (24)
Provided  during the         437        3,121          133           74        3,765
year
Disposals                   (118)        (196)         (10)         (22)        (346)
At December 31, 2001       1,240        8,858          635          177       10,910

Net book value
At December 31, 2001       5,278       13,839          664          203       19,984

At December 31, 2000       5,839       15,188          824          220       22,071

      Included in the total net book value of plant and machinery at December 31, 2001 is (pound)464,000 (2000: (pound)1,892,000) in respect of assets held under finance leases and similar hire purchase contracts.

      Depreciation charged during the year ended December 31, 2001 related to such plant and machinery was (pound)628,000 (2000: (pound)326,000).

      Land and buildings comprise:

                                                         Short
                                          Freehold     leasehold         Total
                                          --------     ---------         -----
                                         (pound)000    (pound)000     (pound)000
Cost
At January 1, 2001                          6,705             57          6,762
Transfers                                      57            (57)          --
Exchange adjustment                           (48)          --              (48)
Additions                                      69           --               69
Disposals                                    (265)          --             (265)
                                            -----        ------           -----
At December 31, 2001                        6,518           --            6,518
                                            =====        ======           =====

Accumulated Depreciation
At January 1, 2001                            898             25            923
Transfers                                      25            (25)          --
Exchange adjustment                            (2)          --               (2)
Provided during the year                      437           --              437
Disposals                                    (118)          --             (118)
                                            -----        ------           -----
At December 31, 2001                        1,240           --            1,240
                                            =====        ======           =====

Net book value
At December 31, 2001                        5,278           --            5,278
                                            =====        ======           =====

At December 31, 2000                        5,807             32          5,839
                                            =====        ======           =====

                            TEXON INTERNATIONAL plc


12    Consolidated intangible fixed assets

                                   Software
                                  Development  Intellectual
                                     costs      property   Goodwill      Total
                                     -----      --------   --------      -----
                                  (pound)000    pound)000 (pound)000  (pound)000
Cost
At January 1, 2001                    --           631      22,745       23,376
Additions                              495          28         169          692
Adjustments  to preliminary
fair values (Note 22)                 --          --           211          211
Foreign exchange                      --          --          (257)        (257)
                                     -----       -----      ------       ------
At December 31, 2001                   495         659      22,868       24,022
                                     =====       =====      ======       ======

Amortization
At January 1, 2001                    --           139       1,203        1,342
Provided in the year                  --           199       1,938        2,137
Foreign exchange                      --          --           (33)         (33)
                                     -----       -----      ------       ------
At December 31, 2001                  --           338       3,108        3,446
                                     =====       =====      ======       ======

Net book value
At December 31, 2001                   495         321      19,760       20,576
                                     =====       =====      ======       ======

At December 31, 2000                  --           492      21,542       22,034
                                     =====       =====      ======       ======

13    Investments

      At the 31 December 2001, the Group held an investment of(pound)1,000. (2000:(pound)1,000).

14    Stocks

                                                       As of             As of
                                                      December         December
                                                      31, 2000         31, 2001
                                                      --------         --------
                                                     (pound)000       (pound)000

Raw materials                                             4,687            5,528
Work in progress                                          1,550            2,259
Finished goods and goods for
  resale                                                 16,055           14,078
                                                         ------           ------
                                                         22,292           21,865
                                                         ======           ======

                            TEXON INTERNATIONAL plc


15    Debtors

                                                          As of         As of
                                                         December      December
                                                         31, 2000      31, 2001
                                                         --------      --------
                                                        (pound)000    (pound)000
Amounts falling due within one
  year:
Trade debtors, net of(pound)809,000
  (2000:(pound)981,000) allowance for
  doubtful debtors                                         24,532        19,461
Trade Debtors subject to financing arrangements:
                                                           ------        ------
Gross debtors                                               3,397         4,579
Less: non returnable amounts received                      (1,920)       (2,794)
                                                           ------        ------
                                                            1,477         1,785
Other debtors                                               5,799         1,288
Prepayments and accrued income                              1,359         1,209
                                                           ------        ------
                                                           33,167        23,743
                                                           ======        ======

Amounts falling due after more
  than one year:
Other debtors                                               1,606           877
                                                            =====           ===

Total debtors                                              34,773        24,620
                                                           ======        ======


16    Creditors

                                                          As of         As of
                                                         December      December
                                                         31, 2000      31, 2001
                                                         --------      --------
                                                        (pound)000    (pound)000
Amounts falling due within one year:
Bank loans and overdrafts                                 13,898           9,463
Obligations under finance leases                             754             234
Loan notes                                                   671             345
Payments received on account                                  98              10
Trade creditors                                           18,442          14,743
Taxation and social security                                 200             493
Other creditors                                            1,181             449
Accrued Interest                                           3,904           3,684
Accruals                                                   9,667           7,823
                                                          ------          ------
                                                          48,815          37,244
                                                          ======          ======

Amounts falling due after more
than one year:
Bank loans                                                27,184          28,400
Obligations under finance leases                             324            --
Senior notes                                              74,281          73,340
Loan notes                                                 1,373           1,393
Other creditors                                            1,342           1,027
                                                          ------          ------
                                                         104,504         104,160
                                                         =======         =======

                            TEXON INTERNATIONAL plc


17    Borrowings and Derivatives

      Term Loan

      At January 1, 2001 the Group held a credit agreement with Chase Manhattan and other institutions for a multi-currency revolving facility of
      (euro)15.0 million  ((pound)9.4  million) and a euro term loan facility of
      (euro)35.0 million ((pound)21.9 million). These facilities were repayable by July 1, 2004 by way of semi-annual instalments.

      On November 15, 2001 the above credit agreement was repaid and the Group entered a new agreement with Barclays Bank for a euro term loan of
      (euro)37.2 million ((pound)23.2 million) and a multi-currency revolving facility of (euro)10.2 million ((pound)6.4 million). The euro term loan is repayable by November 25, 2007 by way of semi-annual instalments commencing on the November 25, 2002. The multi-currency revolving facility is reduced by (euro)820,000 ((pound)512,000) on the May 25, 2002 and a further (euro)1,180,000 ((pound)738,000) on the 25 November 2002. After November 25, 2002, the amount of the multi-currency revolving facility will be (euro)8.2 million ((pound)5.1 million).

      The current facilities bear interest at a rate of LIBOR plus 2.25% per annum, subject to certain reductions based on financial performance. The Group will be required to make mandatory repayments of all outstanding loans under the revolving credit facility upon the occurrence of a flotation, debt refinancing or change of control of the Group.

      The credit agreement contains customary covenants including restrictions on disposal of assets, incurring additional indebtedness or contingent liabilities, making acquisitions or investments, engaging in mergers or consolidations, or amending other debt instruments. In addition, the Group is required to comply with specified financial ratios, including a non-bond debt cover ratio, net total interest cover ratio, a service cover ratio, and a minimum consolidated net worth, calculated quarterly on a rolling 12 month basis. The credit agreement also contains customary events of default including payment default, covenant default, cross-default and certain events of insolvency. At December 31, 2001 the Group was in compliance with the terms of the credit agreement.

      The euro term loan facility and the revolving credit facility are collateralized by way of a fixed and floating charge over the assets of Texon UK Ltd and Texon USA Inc and a share pledge on the share capital of Texon Italia SpA, Texon USA Inc, Texon Verwaltungs GmbH and UT France SAS.

      Amounts outstanding under the euro term loan and revolving credit facility are shown net of related expenses of (pound)1,761,734 (2000:
      (pound)509,774) and these are being amortized over their respective lives, that being 6 years.

      Under the revolving facility and other facilities, the Group has unused available bank facilities as of December 31, 2001 of (pound)3.9 million (2000: (pound)3.9 million).

      Senior Notes

      On January 30, 1998 the Group issued DM 245,000,000 (approximately (pound)82.2 million) of 10% Series A senior notes (the 'notes') due February 1, 2008. Interest is payable on February 1, and 1 August of each year.

      The notes are subject to restrictive covenants similar to those in the credit agreement. The Group may be required to redeem the notes at 101% of the principal amount, together with accrued and unpaid interest upon a change of control.

      The notes are shown net of related  expenses  of  (pound)3,222,997  (2000:
      (pound)3,751,176) and these are being amortized over the life of the notes, that being 10 years.

                            TEXON INTERNATIONAL plc

      Other Financing

      Other bank loans and overdrafts represent credit facilities of subsidiaries with third parties totalling (pound)13.5 million (2000:
      (pound)16.4 million). In addition, the Group has a number of finance lease and loan note obligations. The finance lease obligations are collateralized by the assets to which they relate.

      Other creditors are amounts payable under a long term supply agreement of $500,000 per annum for the next three years and bear no interest for those three years. The fair values of these liabilities are not materially different to the book values. The weighted average period of those liabilities is three years

      Financial Instruments

      The Group's policies as regards derivatives and financial instruments are set out in the Group's accounting policies in note 3. The Group does not trade in financial instruments.

      Short-term debtors and creditors have been omitted from all disclosures.

17(a) Maturity Profile of Financial Liabilities

                                                            As of       As of
                                                           December    December
                                                           31, 2000    31, 2001
                                                           --------    --------
                                                          (pound)000  (pound)000
Amounts  falling  due  within  one year or
less or on demand:
Euro term loan                                                 3,784         820
Other bank loans and overdrafts                               10,114       8,643
Obligations under finance leases                                 754         234
Loan notes                                                       671         345
                                                              ------      ------
                                                              15,323      10,042
                                                              ======      ======
Amounts  falling  due in more  than  one year but not
more than
two years:
Euro term loan                                                 4,388       2,291
Other bank loans                                                 455       2,926
Obligations under finance leases                                 324        --
Loan notes                                                       938       1,153
                                                              ------      ------
                                                               6,105       6,370
                                                              ======      ======
Amounts  falling  due in more  than two years but not
more than
five years:
Euro term loan                                                11,078      13,042
Other bank loans                                              11,216       1,470
Loan notes                                                       235         240
                                                              ------      ------
                                                              22,529      14,752
                                                              ======      ======
Amounts  falling  due in  more  than  five
years:
Euro term loan                                                  --         5,275
Other bank loans                                                  47       3,396
Loan notes                                                       200        --
Senior notes                                                  74,281      73,340
                                                              ------      ------
                                                              74,528      82,011
                                                              ======      ======
Total borrowings                                             118,485     113,175
                                                              ======      ======

      The redeemable cumulative preference shares have no fixed maturity date.

                            TEXON INTERNATIONAL plc

      The Group had the following undrawn borrowing facilities at 31 December:

                                                            As of       As of
                                                           December    December
                                                           31, 2000    31, 2001
                                                           --------    --------
                                                          (pound)000  (pound)000
Expiry date
In one year or less or on demand                             1,329         2,629
In more  than two  years but not more than                   2,567         1,230
five years
Total                                                        3,896         3,859


17(b) Interest rate profile

      The following is an interest rate and currency profile of the Group's financial liabilities and assets. The Group has not entered into any interest rate swaps for the year ended December 31, 2001.

      Financial liabilities

                                                                                     Fixed rate financial
                                                                                          liabilities
                                                                                          -----------
                                                                                                    Weighted
                                                                                                     average
                                               Floating                Non-interest   Weighted    period for
                                                   rate    Fixed rate  bearing         average     which the
                                              financial     financial  financial      interest       rate is
 Currency                           Total   liabilities   liabilities  liabilities        rate         fixed
 --------                           -----   -----------   -----------  -----------        ----         -----
                               (pound)000    (pound)000    (pound)000 (pound)000             %         Years
 At 31 December 2001
 Sterling                           3,273         2,865           208        200           7.4           4.0
 Euro                             103,163        29,404        73,759          -          10.0          10.0
 US$                                1,858           636         1,222          -          10.0           3.0
 Other                              4,881         2,059         2,822          -           6.6           2.8
                                  -------        ------        ------        ---           ---           ---
 Total                            113,175        34,964        78,011        200           9.9           9.6
                                  =======        ======        ======        ===           ===           ===

 At 31 December 2000
 Sterling                           7,935         6,709         1,026        200           7.5           4.3
 Euro                             103,721        28,979        74,742          -          10.0          10.0
 US$                                2,123           546         1,577          -          10.0           3.0
 Other                              4,706         2,273         2,433          -           6.5           3.0
                                  -------        ------        ------        ---           ---           ---
 Total                            118,485        38,507        79,778        200           9.9           9.6
                                  =======        ======        ======        ===           ===           ===

      The Fixed rate financial liabilities - weighted average interest rate and weighted average period for which the rate is fixed relate only to the fixed rate financial liabilities.

      The information in this table is shown net of unamortized debt issuance costs. In addition, the Group has in issue (pound)54.8 million ((pound)5.5 million nominal value plus (pound)49.3 million share premium) of redeemable cumulative preference shares with a redemption premium rate of 6.75% per annum and (pound)0.8 million ((pound)0.8 million nominal value issued at par) of Series II redeemable Cumulative Preference Shares with a redemption premium of (pound)1.50 per (pound)1.00 share. See note 19.

      The non-interest bearing financial liabilities has no set repayment date.

                            TEXON INTERNATIONAL plc

      Financial assets

                                                                                 Non-interest bearing assets
                                                                                 ---------------------------
                                                                                                     Other non-
                                             Floating rate                                             interest
                                                 financial        Fixed rate      Fixed asset           bearing
Currency                             Total          assets  financial assets      investments  financial assets
--------                             -----          ------  ----------------      -----------  ----------------
                                (pound)000      (pound)000        (pound)000       (pound)000        (pound)000
At 31 December 2001
Sterling                                46               1                 -                1                44
Euro                                   212             117                 -                -                95
US$                                  1,157             180                 -                -               977
Other                                  458             250                 -                -               208
                                     -----             ---             -----            -----             -----
Total                                1,873             548                 -                1             1,324
                                     =====             ===             =====            =====             =====


At 31 December 2000
Sterling                             3,141               -             3,000                -               141
Euro                                   611              89                 -                -               522
US$                                  1,220              49                 -                1             1,170
Other                                  472             272                 -                -               200
                                     -----             ---             -----            -----             -----
Total                                5,444             410             3,000                1             2,033
                                     =====             ===             =====            =====             =====

     Financial assets comprise cash at bank and in hand of(pound)1.0 million (2000:(pound)0.8 million), fixed asset investments of(pound)1,000 (2000:(pound)1,000), other debtors due within one year(pound)nil (2000:
     (pound)3.0 million) and other debtors due after one year of(pound)0.9 million (2000:(pound)1.6 million). Non-interest bearing assets, other than(pound)1,000 (2000:(pound)1,000) of fixed asset investments, have no maturity period.

     Interest on floating rate bank deposits is based on the relevant national inter bank rate. The weighted average rate and period remaining for the fixed rate deposits are nil% and nil years (2000: 5.0% and 2.8 years).

17(c) Fair values of financial assets and liabilities

     The carrying values of the financial assets, financial liabilities and redeemable cumulative preference shares shown below are not materially different from the fair values, except for the senior notes. The fair value of the senior notes less debt issuance costs was (pound)36.0 million (2000:
     (pound)42.0 million). This has been calculated by reference to market rates at the year-end. The fair values of the other financial assets and liabilities approximate the carrying amount shown in the financial statements.

     Market values have been used to determine the fair values of all foreign currency contracts and listed instruments issued or held.

                            TEXON INTERNATIONAL plc

     The following tables set out carrying values of financial assets and liabilities.

     Primary financial instruments held or issued to finance the Group's operations:

                                                            As of       As of
                                                           December    December
                                                           31, 2000    31, 2001
                                                           --------    --------
                                                           Carrying     Carrying
                                                             Amount       Amount
                                                          (pound)000  (pound)000
Cash at bank, in hand and other liquid
investments                                                    837           995
Fixed asset investments                                          1             1
Other debtors due within one year                            3,000          --
Other debtors due in more than one year                      1,606           877
                                                             -----           ---
Gross financial assets                                       5,444         1,873

Bank loans and overdrafts                                   41,082        37,863
Finance leases                                               1,078           234
Senior notes                                                74,281        73,340
Loan notes                                                   2,044         1,738
                                                             -----         -----
Gross financial liabilities                                118,485       113,175
                                                           =======       =======
Redeemable cumulative preference shares
issued by Texon International plc                           66,024        71,280
                                                            ======        ======

The redeemable cumulative preference shares are shown above at their nominal value plus share premium and premium on redemption.

Derivative financial instruments held to manage the currency profile:

                                   As of December        As of December 31,
                                      31, 2000                   2001
                                   --------------        ------------------
                                             Estimated                 Estimated
                               Book Value    fair value   Book value  fair value
                               (pound)000    (pound)000   (pound)000  (pound)000

Forward foreign exchange
  contracts                          -             (28)          -           57
                                ========      ========     ==========    ======

17(d) Hedging

      Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. Unrecognized gains and losses on instruments used for hedging, and the movements therein are as follows:

                            TEXON INTERNATIONAL plc

                                          2000       2001        2001          2001
                                         Total      Gains       Losses        Total
                                          net                                  net
                                         gains/                               gains/
                                        (losses)                             (losses)
                                       ----------  ----------  ----------   ----------
                                       (pound)000  (pound)000  (pound)000   (pound)000

Unrecognized gains and losses
at 1 January                               (458)          34         --           34

Gains and losses arising in
previous years that were
recognized in the year                     (458)          34         --           34
                                        --------     -------     -------     --------

Gains and losses arising
before 1 January that were
not recognized in the year                  --           --          --          --

Gains and losses arising in
the year that were not
recognized in the year                       34          --          (13)        (13)
                                        --------     -------     -------     --------

Unrecognized gains and losses
on hedges at 31 December                     34          --          (13)        (13)

Gains and losses expected to
be recognized in the next
financial year                               34          --          (13)        (13)
                                        ========     =======      =======    ========
Gains and losses expected to
be recognized after the next
financial year                              --           --          --           --
                                        ========     =======      =======    ========


17(e) Currency Profile

      The main functional currencies of the Group are Sterling, US$ and various European currencies now participating in the Euro. The following analysis of net monetary assets and liabilities shows the Group's currency exposures after the effects of forward foreign exchange contracts used to manage currency exposure. The amounts shown represent the transactional (or non-structural) exposures that give rise to the net currency gains and losses recognized in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or `functional') currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations.

2001

                             Sterling         US $         HK $           Euros          AU $           Total
                           (pound)'000   (pound)'000   (pound)'000    (pound)'000   (pound)'000     (pound)'000
                           -----------   -----------   -----------    -----------   -----------     -----------
At December 31, 2001
Euros                            449          (15)          (12)           (55)          (24)            343
US $                             (26)        (391)           77            250           128              38
HK $                            --            143          (566)          --            --              (423)
AU $                               9         --            --             --             (52)            (43)
                              -------      -------       -------        -------       -------         -------
Total                            432         (263)         (501)           195            52             (85)
                              =======      =======       =======        =======       =======         =======

At December 31, 2000
Euros                         (3,988)        (149)         --             --               8          (4,129)
US $                            (181)        --            (698)            82           (23)           (820)
HK $                              57          879          --             --            --               936
AU $                              74           23          --                8          --               105
                              -------      -------       -------        -------       -------         -------
Total                         (4,038)         753          (698)            90           (15)         (3,908)
                              =======      =======       =======        =======       =======         =======

                            TEXON INTERNATIONAL plc

17(f) The year-end borrowings position and exposure to derivatives was, with the exception of differences outlined above, typical of the pattern that existed in the year. There has been no change in the role of financial instruments in the Group between the year-end and the date of approval of the financial statements.

18    Provisions for Liabilities and Charges

     Group                                    Deferred     Other
                                  Pensions    taxation   provisions      Total
                                  --------    --------   ----------      -----
                                 (pound)000  (pound)000  (pound)000   (pound)000

At January 1, 2001                 3,673         (338)       3,443        6,778
Exchange adjustment                  (71)           2           19          (50)
Provided                             666         --             91          757
Transferred                          547         --           (547)        --
Utilized                             (72)          31         (698)        (739)
                                     ----          --         -----        -----
At December 31, 2001               4,743         (305)       2,308        6,746
                                   =====         ====        =====        =====


     Pensions

     Pensions are discussed in note 27.


     Deferred taxation                           As of          As of
                                                December       December
                                                31, 2000       31, 2001
                                                --------       --------
                                               (pound)000     (pound)000
Deferred taxation is
 represented by:

Excess of capital allowances over
  accumulated depreciation                          (10)         --
Intercompany profit contained in stock             (254)         (271)
Other provisions and timing differences             (74)          (34)
                                                    ----          ----
                                                   (338)         (305)

      Other provisions

      Other provisions at December 31, 2001 relate principally to employee costs including post retirement medical and life insurance benefits and unfunded pension liabilities. There is no set payment date for these liabilities.

                            TEXON INTERNATIONAL plc


19    Dividends and Share capital

a)    Share capital

                                                                    2000                       2001
                                                      Number of    (pound)     Number of      (pound)
                                                       Shares                   Shares
Authorized share capital

Ordinary A voting shares of (pound)1 each            4,001,701    4,001,701    4,001,701    4,001,701
Ordinary A non-voting shares of (pound)1 each          178,071      178,071      178,071      178,071
Ordinary B voting shares of(pound)1 each               435,054      435,054      435,054      435,054
Redeemable cumulative preference shares
  of 10p each                                       55,751,200    5,575,120   55,751,200    5,575,120
Series II Redeemable cumulative preference shares
  of (pound)1 each                                        --           --      1,334,190    1,334,190

                                                                 ----------                ----------
                                                                 10,189,946                11,524,136
                                                                 ==========                ==========

                                                                   2000                        2001
                                                     Number of    (pound)      Number of     (pound)
                                                       Shares                   Shares
Called up, allotted and fully paid share capital

Ordinary A voting shares of (pound)1 each            3,924,772    3,924,772    3,924,772    3,924,772
Ordinary A non-voting shares of (pound)1 each          178,071      178,071      178,071      178,071
Ordinary B voting shares of (pound) 1 each             355,054      355,054      355,054      355,054
Redeemable cumulative preference shares
  of 10p each                                       54,751,083    5,475,108   54,751,083    5,475,108
Series II Redeemable cumulative preference shares
  of (pound)1 each                                        --           --        800,000      800,000
                                                                  ---------                ----------
                                                                  9,933,005                10,733,005

Called up, allotted and partly paid share capital

Ordinary B voting shares of (pound)1 each               80,000      40,000      80,000        40,000
                                                                  ---------                ----------
                                                                  9,973,005                10,773,005
                                                                  =========                ==========

      The redeemable cumulative preference shares may be redeemed at the option of the Company in multiples of 100,000 or as a whole at par plus the share premium plus the redemption premium referred to below by serving notice on the Preference shareholders specifying the number of Preference shares to be redeemed.

      The articles state that for periods ending on or prior to December 31, 2000, the redemption premium would accrue at the rate of 6.75% per annum. For the period post 1 January 2001, in the absence of a sale or listing of the Company, the redemption premium accrues at the rate of 15% per annum through to September 30, 2002, and at 25% thereafter. In 2001, the shareholders have waived their right to the higher rate.

                            TEXON INTERNATIONAL plc

      The redemption premium of 25% will accrue annually to the preference shareholders from the earlier of:

      o     a sale of the Texon International plc

      o an initial public offering of the Texon International plc equity securities.

      The series II redeemable cumulative preference shares are redeemable at par plus a premium of (pound)1.50 per share. Redemption is at the option of the Company.

      On the October 22, 2001, Texon International plc issued 800,000 Series II redeemable cumulative preference shares of (pound)1 each to existing shareholders in connection with a rights issue.

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

      Summary of Share Capital Movement

      Movements in share capital are summarized below:

                            TEXON INTERNATIONAL plc

      Texon International plc

                                                               Share capital
                                                 -----------------------------------------------
                                                   Redeemable      Redeemable
                                                   cumulative      cumulative
                                                   preference      preference          Ordinary
                                                 shares of 10       shares of         Shares of
                                                   pence each    (pound)1 each      (pound)1 each
                                                 ------------    -------------      -------------
                                                       Number        Number             Number
        Authorized:
        December 31, 1999                          52,000,000               -       4,000,000
        Authorized April 14, 2000                     315,486               -         350,540
        Authorized August 5, 2000                   3,435,714               -         264,286
                                                   ----------       ---------       ---------
        December 31, 2000                          55,751,200               -       4,614,826
        Authorized October 22, 2001                         -       1,334,190               -
                                                   ----------       ---------       ---------
        December 31, 2001                          55,751,200       1,334,190       4,614,826
                                                   ==========       =========       =========

        Issued:
        Issued partly paid                                  -               -          50,000
        Share capital to be issued for the
        acquisition                                52,000,000               -       3,600,000
                                                   ----------       ---------       ---------
        December 31, 1997                          52,000,000               -       3,650,000
        Share capital issued                                -               -         270,000
                                                   ----------       ---------       ---------
        December 31, 1998 and 1999                 52,000,000               -       3,920,000
        Issued April 14, 2000                         315,486               -         430,540
        Issued December 29, 2000                    2,435,597               -         187,357
                                                   ----------       ---------       ---------
        December 31, 2000                          54,751,083               -       4,537,897
        Issued October 22, 2001                             -         800,000               -
                                                   ----------       ---------       ---------
        December 31, 2001                          54,751,083         800,000       4,537,897
                                                   ==========       =========       =========


                                                                      Share capital
                                                 -----------------------------------------------
                                                   Redeemable      Redeemable
                                                   cumulative      cumulative
                                                   preference       preference       Ordinary
                                                 shares of 10       shares of       shares of
                                                   pence each     (pound)1 each    (pound)1 each       Total
                                                 ------------     -------------    -------------       -----
                                                   (pound)000      (pound)000       (pound)000      (pound)000
        Authorized:
        December 31, 1999                               5,200               -           4,000          9,200
        Authorized April 14, 2000                          31               -             351            383
        Authorized August 5, 2000                         344               -             264            607
                                                        -----           -----           -----         ------
        December 31, 2000                               5,575               -           4,615         10,190
        Authorized October 22, 2001                         -           1,334               -          1,334
                                                        -----           -----           -----         ------
        December 31, 2001                               5,575           1,334           4,615         11,524
                                                        =====           =====           =====         ======

        Issued:
        Issued partly paid                                  -               -              13             13
        Share capital to be issued for the
        acquisition                                     5,200               -           3,600          8,800
                                                        -----           -----           -----         ------
        December 31, 1997                               5,200               -           3,613          8,813
        Share Capital issued                                -               -             307            307
                                                        -----           -----           -----         ------
        December 31, 1998 and 1999                      5,200               -           3,920          9,120
        Issued April 14, 2000                              31               -             391            422
        Issued December 29, 2000                          244               -             187            431
                                                        -----           -----           -----         ------
        December 31, 2000                               5,475               -           4,498          9,973
        Issued October 22, 2001                             -             800               -            800
                                                        -----           -----           -----         ------
        December 31, 2001                               5,475             800           4,498         10,773
                                                        =====           =====           =====         ======

      Non-equity interests represent the nominal value of the redeemable cumulative preference shares together with the share premium account and the premium on redemption reserve.

                            TEXON INTERNATIONAL plc


20    Reserves

                                                 Share    Premium on
                                                 Premium  Redemption  Profit &
                                                 Account    Reserve  Loss Account  Total
                                               ---------  ---------  ------------  -----
                                               (pound)000 (pound)000 (pound)000  (pound)000
At January 1, 1999                               46,800       --     (129,539)    (82,739)
Retained loss for the year                         --         --       (4,081)     (4,081)
Premium on redemption - other finance charge       --        4,657       --         4,657
Exchange adjustments                               --         --       10,561      10,561
Preference dividend transferred to reserves        --        2,600       --         2,600
                                                 ------     ------   ---------    --------
Balance at December 31, 1999                     46,800      7,257   (123,059)    (69,002)
                                                 ======     ======   =========    ========


At January 1, 2000                               46,800      7,257   (123,059)    (69,002)
Retained loss for the year                         --         --       (6,709)     (6,709)
Exchange adjustments                               --         --           22          22
Preference dividend transferred to reserves        --        4,016       --         4,016
Shares issued in year                             2,476       --         --         2,476
                                                 ------     ------   ---------    --------
Balance at December 31, 2000                     49,276     11,273   (129,746)    (69,197)
                                                 ======     ======   =========    ========

At January 1, 2001                               49,276     11,273   (129,746)    (69,197)
Retained loss for the year                         --         --       (8,750)     (8,750)
Exchange adjustments                               --         --        1,239       1,239
Preference dividend transferred to reserves        --        4,456       --         4,456
                                                 ------     ------   ---------    --------
Balance at December 31, 2001                     49,276     15,729   (137,257)    (72,252)
                                                 ======     ======   =========    ========

      In earlier years goodwill of approximately (pound)124 million was eliminated against a goodwill reserve as a matter of accounting policy. Subsequently, in accordance with FRS 10, this goodwill has now been netted off against the profit and loss account reserve and the opening balance restated to reflect the comparative balance sheet. Goodwill written off to reserves of approximately (pound)121 million will be charged or credited in the profit and loss account on subsequent disposal of the businesses to which it relates.

21    Minority equity interests

                                                            Year
                                             Year ended     ended     Year ended
                                              December     December     December
                                              31, 1999      31, 2000    31, 2001
                                             ---------    ----------  ----------
                                             (pound)000   (pound)000  (pound)000

Balance at beginning of year                      478          645        1,135
Minority interest in the profit
  on ordinary activities after tax                206          234          348
Exchange adjustments                              (39)         (24)         (74)
Dividends                                          --         (120)         (39)
Acquisitions                                       --          400           --
                                                  ---        -----        -----
Balance at December 31                            645        1,135        1,370
                                                  ===        =====        =====


      Minority interests relate to the Group's operations in China and Brazil.

      The Company owns 96% of Texon (China Holdings) Ltd, which in turn holds 60% of Foshan Texon Cellulose Board Manufacturing Co Ltd. The Company also owns 30% of Foshan Texon Cellulose Board Manufacturing Co Ltd.

      The Company owns 50% of Boxflex Componentes Para Calcados Ltda.

      The Company owns 50% of The Electric Shoe Company Limited.

                            TEXON INTERNATIONAL plc


22    Purchase of Subsidiary Undertakings

      All acquisitions have been accounted for using the acquisition method. For the current year acquisitions, the fair values assigned to assets and liabilities are provisional because the directors have not been able to finalize the adjustments required prior to the date of signing these financial statements.

      2001 Acquisitions

      On the October 23, 2001, Texon New Zealand Limited, a wholly owned subsidiary, acquired stock and certain assets from Wilton Welsh Limited, for consideration of (pound)360,000, including expenses of (pound)9,000. The fair value of assets acquired was (pound)191,000, giving goodwill of (pound)169,000.

      If the Group's 2001 acquisition had occurred on January 1, 2001 and January 1, 2000, pro forma sales turnover and pro forma net loss would not have been materially different from the amounts reported.

      2000 Acquisitions

      During 2000 the Group acquired the following three businesses:

      1. On February 29, 2000 Texon UK Ltd, a wholly owned subsidiary, acquired the Leicester, UK based business of Crispin Dynamics for a consideration of (pound)2,550,000, including expenses of (pound)50,000. All of the was paid during 2000. The fair values of the net assets acquired was (pound)911,269. Hence goodwill is calculated at (pound)1,638,731.

      2. On March 23, 2000 Texon Italia SpA, a wholly owned subsidiary, acquired a 50% shareholding in Boxflex Componentes Para Calcados Ltda. The consideration of (pound)1,041,000, including expenses of (pound)125,000 was paid in cash. The company was then renamed Boxflex Texon Componentes Para Calcados Ltda (`Boxflex'). No adjustment to the original value of assets of (pound)800,000 has been made as at December 31, 2000.

      3. On July 26, 2000 Texon USA Inc, Texon France SA, Texon Australia Pty Ltd and USM Texon Mexico SA, wholly owned subsidiaries, acquired stock, plant & equipment and 100% of the share capital of SCI Lambiotte Immobiliere from Foss Manufacturing Inc and certain of its related parties ("Foss"). The following table explains the adjustments made to the book amount to arrive at the fair values included in the consolidated financial accounts.

            During 2001, the Group made deferred payments relating to the Foss acquisition in 2000, of (pound)2,049,000.

                            TEXON INTERNATIONAL plc

                                                       Fair         Fair
                                           Book        value      value to
                                          amount    adjustments   the Group
                                          ------    -----------   ---------
                                       (pound)'000  (pound)'000  (pound)'000
        Net assets acquired:
        Stock                               2,782       (782)       2,000
        Tangible fixed assets               1,904       (879)       1,025
                                            -----       -----       -----
                                            4,686       1,661       3,025
                                            =====       =====
        Goodwill                                                    7,067
                                                                    -----
                                                                   10,092
                                                                   ======
        Satisfied by:
        Cash                                                        2,841
        Deferred consideration                                      1,086
        Loan notes issued                                           1,546
        Long term supply agreement                                  1,645
        Share capital                                               2,623
        Acquisition expenses                                          351
                                                                    -----
                                                                   10,092
                                                                   ======

      The long-term supply agreement represents deferred consideration to be paid over 5 years.

      2000 Acquisitions

      During the year, the directors have finalized the fair value adjustments relating to acquisitions made in 2000 of Crispin Dynamics, Boxflex
      Componentes Para Calcados Ltda and the acquisition of stock, plant & equipment and 100% of the share capital of SCI Lambiotte Immobiliere from Foss. This resulted in an increase in goodwill of (pound)187,000, being split (pound)26,000 Boxflex and (pound)161,000 Foss Manufacturing.

      The movements in goodwill during the year was as follows:

                                         Crispin          Foss
                                         Dynamics    Manufacturing     Boxflex
                                       -----------     -----------   -----------
                                       (pound)'000     (pound)'000   (pound)'000

Goodwill as calculated in 2000             1,639           7,067         641
Decrease in fair value of stock             --               269         --
Increase in fair value of fixed
assets                                      --               (78)        --
(Increase)/decrease of
acquisition expenses                        --               (30)         26
                                           -----           ------        ---
Total goodwill arising on acquisition      1,639           7,228         667
                                           =====           ======        ===

                            TEXON INTERNATIONAL plc

      1999 Acquisitions - Esjot

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

                                           Alignment of       Fair        Fair
                                  Book      accounting       value      value to
                                 amount      policies     adjustments  the Group
                                 ------      --------     -----------  ---------
                              (pound)000    (pound)000    (pound)000  (pound)000
Net assets acquired:
Tangible fixed assets              3,962         --            354        4,316
Stocks                             3,845         (152)        (271)       3,422
Debtors                            6,108         --            (17)       6,091
Cash  at  bank  and                  131         --           --            131
in hand
Creditors                         (4,091)        --             10       (4,081)
Taxation                            (473)        --           --           (473)
Bank overdraft                    (2,194)        --           --         (2,194)
Provisions                          (231)        --           --           (231)
Loans and finance leases          (1,345)        --           --           --
                                  -------        -----        ----       ------
                                   5,712         (152)          76        5,636

Goodwill                                                                 11,789
                                                                         ------
                                                                         17,425
                                                                         ======

Satisfied by:
Cash                                                                     17,172
Acquisition expenses                                                        253
                                                                         ------
                                                                         17,425
                                                                         ======

      1999 Acquisitions - Other Acquisitions

      During 1999 the Group acquired three other businesses:

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


                                           Alignment of     Fair          Fair
                                 Book       accounting      value       value to
                                amount        policies   adjustments   the group
                                ------        --------   -----------   ---------
                              (pound)000    (pound)000   (pound)000   (pound)000
Net assets acquired:
Tangible fixed                     3,959         (347)        --          3,612
assets
Investments                           14         --           --             14
Stocks                             2,520         --           (330)       2,190
Debtors                            2,945         --           (108)       2,837
Cash at bank and in                    2         --           --              2
hand
Creditors                         (2,744)        --           --         (2,744)
Taxation                              57         --           --             57
Bank overdraft                      (707)        --           --           (707)
Provisions                          (548)        --           --           (548)
Loans and finance                 (1,333)        --           --         (1,333)
leases
Deferred tax                         (30)        --           --            (30)
                                   -----         -----        -----       -----
                                   4,135         (347)        (438)       3,350
Goodwill                                                                  1,291
                                                                          -----
                                                                          4,641
                                                                          =====

Satisfied by:
Cash                                                                      4,159
Loan stock issued                                                           328
Acquisition expenses                                                        154
                                                                          -----
                                                                          4,641
                                                                          =====


      1999 Acquisitions

      During 2000, the Directors finalized the fair value adjustments relating to acquisitions made in 1999 of Cornwell Industries Ltd, Chamberlain Phipps Materials and Claravon Ltd. This resulted in an increase in Goodwill of (pound)310,000, being split (pound)105,000 Cornwell Industries Ltd, (pound)42,000 Chamberlain Phipps Materials and (pound)163,000 Claravon Ltd.

      The movements in goodwill during 2000 was as follows:

                                         Cornwell      Chamberlain   Claravon
                                                          Phipps
                                         --------      -----------   --------
                                        (pound)'000    (pound)'000   (pound)'000

Goodwill as calculated in 1999                 614          58          618
Decrease in fair value of stock                105          42          288
Increase in fair value of fixed assets        --          --         (1,364)
Decrease in fair value of
  relocation provision                        --          --          1,280
Increase in fair value of debtors             --          --            (41)
                                            -----         -----       ------
Total goodwill arising on
  acquisition                                  719         100          781
                                               ===         ===          ===

                            TEXON INTERNATIONAL plc


23    Contingent liabilities

      Subsidiary   undertakings   have  contingent   liabilities   amounting  to
      approximately (pound)nil (2000: (pound)645,000) in respect of guarantees given for commitments in the normal course of trade.

      From time to time, the Group is involved in routine litigation incidental to its business. The Group is not a party to any pending or threatened legal proceedings, which the Group believes, would have a material adverse effect on the Group's results of operations, financial condition or liquidity.

24    Financial commitments

      Capital commitments

      There are no contractual capital commitments at the December 31, 2001 (2000:(pound)nil)

      Other financial commitments

      Operating lease commitments of the Group for future minimum lease payments as at December 31, 2001 were as follows:

                                                        Property         Other
                                                        --------         -----
                                                      (pound)'000    (pound)'000
     Leases expiring within 1 year                          152            20
     Leases  expiring in the second to fifth                181           175
     years inclusive
     Leases expiring over 5 years                           135            15
                                                            ---           ---
                                                            468           210
                                                            ===           ===

                            TEXON INTERNATIONAL plc


25    Related party transactions

      Certain Texon International plc shareholders have had commercial relations with the Group. As a consequence, fees have been paid to the shareholders for providing the services of directors, banking services and strategic advice. Chase Manhattan Bank, the former Group corporate banker is a shareholder, as are Apax Partners & Co. Strategic Investors Limited and Apax Partners & Co. Ventures Limited.

      Transactions with related parties during the period (excluding interest paid in the normal course of business) including fees are as follows:

                                               Year        Year          Year
                                               ended       ended        ended
                                              December    December     December
                                              31, 1999    31, 2000     31, 2001
                                              --------    --------     --------
                                             (pound)000  (pound)000  (pound)000

      Fees for directors' services                   20          20          20
      Banking and strategic advice                  202         128         160
      Debt issuance                                 557         --          --
                                                    ---         ---         ---
                                                    779         148         180
                                                    ===         ===         ===

      Amounts included within creditors in respect of related parties at December 31, 2001 totalled(pound)35,000 (2000:(pound)55,000). There were no prepayments in respect of related parties at December 31, 2001 (2000:(pound)nil).

      For the year ended December 31, the group paid to Chase Manhattan Bank a related party, banking fees of (pound)160,000 (2000: (pound)128,000, 1999 (pound)202,000) as the Group former corporate banker. In addition, the Group paid Chase Manhattan Bank debt issuance costs of (pound)nil, (pound)nil and (pound)557,000 in the years ending December 31, 2001, 2000 and 1999 respectively.

      P. E. Selkirk and J. N. Fleming, who are directors of Texon International plc, have an agreement with the other shareholders whereby each may acquire from the other shareholders up to 80,000 A ordinary voting shares at a price of (pound)8.75 per share. The options are exercisable only in anticipation of and conditional upon a sale of Texon International plc or an initial public offering of the Texon International plc equity securities, and will lapse on December 21, 2004 if not exercised prior to that date. In addition, options over a further 240,000 A ordinary shares are available for allocation, on a basis to be determined by the Remuneration Committee, to employees or prospective employees of the Group on the same terms as those described above.

                            TEXON INTERNATIONAL plc


26    Notes to the consolidated cash flow statement

a) Reconciliation of operating profit to net cash inflow from operating activities

                                            Year ended    Year ended  Year ended
                                             December      December     December
                                             31, 1999      31, 2000     31, 2001
                                            ----------   ----------   ----------
                                            (pound)000   (pound)000   (pound)000

Operating profit                               12,856       12,208      11,723
Depreciation, amortization and
  impairment charges                            3,500        4,653       5,902
(Increase)/decrease in stocks                    (385)       1,581         326
(Increase)/increase in debtors                 (2,462)      (2,030)     10,004
Increase/(decrease) in creditors                1,498          104      (5,860)
Loss/(profit) on sale of tangible
  fixed assets                                     92         (326)       (126)
                                               -------      -------     -------
Net cash inflow from operating
  activities                                   15,099       16,190      21,969
                                               =======      =======     ======

b)    Analysis of cash flows for headings netted in the cash flow

                                                          Year ended    Year ended  Year ended
                                                           December      December     December
                                                           31, 1999      31, 2000     31, 2001
                                                          ----------   ----------   ----------
                                                          (pound)000   (pound)000   (pound)000
Returns on investments and servicing of finance
Interest received                                               336        277           28
Interest paid                                                (9,949)   (11,945)     (13,192)
Interest element of finance lease payments                     (153)      (138)         (90)
Expenses incurred in issuance of financing                   (1,263)       (31)        (959)
                                                            --------   --------     --------
Net cash outflow for returns on investments and servicing
  of finance                                                (11,029)   (11,837)     (14,213)
                                                            ========   ========     ========

Capital expenditure and financial investment
Purchase of tangible and intangible fixed assets             (3,511)    (2,184)      (3,179)
Proceeds on sale of tangible fixed assets                       248        550          956
                                                            --------   --------     --------
Net cash outflow for capital expenditure and financial
  investment                                                 (3,263)    (1,634)      (2,223)
                                                            ========   ========     ========

Acquisitions and disposals
Purchase of subsidiary undertaking and businesses           (22,015)    (9,733)      (2,086)
Interest on purchase of subsidiary undertaking and
  businesses                                                   --         --           (352)
Cash and bank loans acquired with business                   (2,062)      (462)        --
                                                            --------   --------     --------
Net cash outflow for acquisitions                           (24,077)   (10,195)      (2,438)
                                                            ========   ========     ========

Financing
Issue of share capital                                         --        3,329          800
Principal repayments of debt                                 (6,372)    (2,287)      (6,121)
Repayment of principal                                         --         --        (22,981)
Debt issued                                                  32,298      8,746       29,942
Capital element of finance lease rental payments               (458)      (408)        (844)
                                                            --------   --------     --------
Net cash inflow from financing                               25,468      9,380          796
                                                            ========   ========     ========

                            TEXON INTERNATIONAL plc



26    Notes to the consolidated cash flow statement (continued)

c)    Analysis of net debt

                                                      Debt due   Debt due
                                                     within one  after one     Finance
                                 Cash    Over-drafts    year        year        leases      Total
                              ----------  ----------  ---------  ----------   ----------  ---------
                              (pound)000  (pound)000 (pound)000  (pound)000   (pound)000 (pound)000
As at January 1, 1999              721      (6,935)       --       (83,604)     (1,245)    (91,063)
Cash flow                          313        (653)     (2,521)    (23,405)        458     (25,808)
Acquisitions excluding cash       --          --        (1,270)     (1,416)       (700)     (3,386)
Other non-cash charges            --          --          --           146        --           146
Foreign exchange movement           (9)        696          52      11,301        --        12,040
                                 -----      -------     -------    --------     -------   ---------
As at December 31, 1999          1,025      (6,892)     (3,739)    (96,978)     (1,487)   (108,071)
                                 =====      ======      ======     =======      ======    ========

As at January 1, 2000            1,025      (6,892)     (3,739)    (96,978)     (1,487)   (108,071)
Cash flow                         (233)     (1,531)      1,152      (7,611)        409      (7,814)
Acquisitions excluding cash       --          (105)       --          (357)       --          (462)
Other non-cash charges            --          --        (3,276)      2,449        --          (827)
Foreign exchange movement           45         (74)       (104)       (341)       --          (474)
                                 -----      -------     -------    --------     -------   ---------
As at December 31,2000             837      (8,602)     (5,967)   (102,838)     (1,078)   (117,648)
                                 =====      ======      ======     =======      ======    ========

As at January 1, 2001              837      (8,602)     (5,967)   (102,838)     (1,078)   (117,648)
Cash flow                          159       2,565       6,116      (6,956)        844       2,728
Other non-cash charges            --          --        (4,080)      4,806        --           726
Foreign exchange movement           (1)        122          38       1,855        --         2,014
                                 -----      -------     -------    --------     -------   ---------
As at December 31,2001             995      (5,915)     (3,893)   (103,133)       (234)   (112,180)
                                 =====      ======      ======     =======      ======    ========

      Non-cash items relate to amortization and capitalization of debt issuance costs.

                            TEXON INTERNATIONAL plc


27    Pension costs

      At the year ended December 31, 2001 some of the Group's employees participated in pension schemes of the defined benefit type that determine retirement pensions based on an employee's years of service and a final pay definition. Some of these schemes were externally funded within trusts, others were financed via internal book reserves. For all these schemes contributions were paid or pension costs charged based on advice received from qualified actuaries.

      The Group's defined benefit pension scheme in the UK has been closed to new contributions and has been replaced with a money purchase scheme as from April 1 2000, which the majority of the UK employees have now joined. The contributions to the UK money purchase scheme for the year ended December 31, 2001 and 2000 were (pound)388,000 and (pound)390,000 respectively. The information provided below is for the major funded pension schemes in the UK and the US.

      The UK defined benefit pension scheme originally covered employees of the Group and of the former machinery business of United Texon Limited but was formally split in September 2000. The pension liabilities and costs following this split have been agreed with the Pension Schemes Office (a branch of the Inland Revenue). This scheme continues with vested liabilities.

      In Germany and Austria there are defined benefit pension arrangements, which are not separately funded, in accordance with local practice, and provision for the pension liability is made in the Group's consolidated balance sheet.

      The Group has  other  defined  contribution  pension  arrangements  in the
      various  countries  in  which  it  operates,   in  accordance  with  local
      conditions and regulations.

      Details of the actuarial valuations for the two most significant funded defined benefit schemes for the Texon International plc group are as follows:

                                                          United Kingdom           United States
                                                          --------------           -------------
Date of last actuarial valuation                              31 March 2001          1 January 2000
Actuarial method                                Minimum Funding Requirement          Projected Unit
                                                                      (MFR)
Assumed excess of investment
return over salary increases                                           5.0%                    2.7%
Assumed rate of pension increases                                      3.5%                     Nil
Value of assets at date of latest valuation             (pound)17.6 million      (pound)4.8 million
Level of funding                                                        83%                    112%
Actuaries                                             Watson Wyatt Partners        Buck Consultants

                            TEXON INTERNATIONAL plc

      FRS 17 disclosure

      The previous valuations of the funded schemes in the UK and USA and unfunded schemes in Germany, Austria and Spain have been updated to December 31, 2001. The major assumptions used in the valuations as at December 31, 2001 were (in nominal terms):

                                                               %
      --------------------------------------------------------------
      Rate of increase in pensionable salaries             4.2 - 5.7
      Rate of increase in pensions in payment              0 - 2.25
      Discount rate                                       6.0 - 6.75
      Inflation assumption                                   2.50

      The assets in the schemes and the expected rate of return as at 31 December 2001 (net of investment management expenses) were:

                                                 Funded in
                              %      Unfunded      Deficit     Total
                             ---     --------      -------     -----
                                    (pound)000   (pound)000  (pound)000

Equities                    6.50        --        12,037      12,037
Bonds                       6.00        --         7,772       7,772
Other                       3.00        --           144         144

Total market value of                   --        19,953      19,953
assets
Actuarial value of                    (4,193)    (28,288)    (32,481)
liabilities

Deficit in the schemes                (4,193)     (8,335)    (12,528)

Post retirement medical
benefits liability                      (713)       --          (713)

Net  retirement benefits
  liability                           (4,906)     (8,335)    (13,241)
                                      =======    ========    ========

      The unfunded schemes, which are provided in the financial statements, are disclosed in note 17.

                                                                      (pound)000
     Net liabilities
       Net liability excluding pension
       liability                                                       (60,019)
       Add SSAP 24 prepayment                                            4,743
       Add back SSAP 24 post-retirement medical benefits                   919
                                                                       --------
                                                                       (54,447)

     Pension liability                                                 (12,528)
     Provision for post-retirement medical benefits                       (713)
                                                                       --------
     Net liabilities as adjusted                                       (67,688)
                                                                       --------

28    Post balance sheet event - discontinued operation

      Cornwell Components and Cornwell Warminster

      On the 5 March 2002 Cornwell Components Limited and Cornwell Warminster Limited were placed into Administration. At 31 December 2001 Cornwell Components Limited and Cornwell Warminster Limited had total assets of (pound)1,434,000 and total liabilities of (pound)1,355,000.

                            TEXON INTERNATIONAL plc


29 Summary of significant differences between UK and US generally accepted accounting principles

      The consolidated financial statements are prepared in accordance with UK GAAP, which differ in certain respects from US GAAP. The significant areas of difference affecting the consolidated financial statements of the Group are described below.

a)    Goodwill

      Under UK GAAP:

o Prior to January 1, 1998 the Group wrote off goodwill directly to the profit and loss account reserve;

o     After January 1, 1998 goodwill has been capitalized in the balance sheet.

      Under US GAAP, goodwill is capitalized on the balance sheet and then amortized over its useful life, which the Group has estimated to be 20 years.

      The gross cost under US GAAP at December 31, 2001, December 31, 2000 and December 31, 1999 of goodwill is (pound)77,667,000, (pound)78,085,000 and (pound)77,069,000 respectively. Accumulated amortization under US GAAP at December 31, 2001 December 31, 2000 and December 31, 1999 of goodwill is (pound)27,056,000, (pound)23,229,000 and (pound)19,473,000, respectively.

b)    Pensions and other post-retirement benefits

      Under UK GAAP, where pensions are provided by means of a funded defined benefits scheme, annual contributions are based on actuarial advice. The expected cost of providing pensions is recognized on a systematic basis over the expected average remaining service of the members of the scheme. Variations from regular cost are spread over the average remaining service lives of current employees on a straight-line basis.

      For US GAAP, under Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pensions" ("SFAS 87") the same basic actuarial method is used as under UK GAAP, but certain assumptions differ, assets are assessed at fair value and liabilities are assessed at current settlement rates. Certain variations from regular cost are allocated in equal amounts over the average remaining service lives of current employees.

      The funded status and pension cost of the major plans in Austria, Germany, UK, and the US as at December 2001, 2000 and 1999 have been described in the following tables.

                                           Year ended    Year ended   Year ended
                                            December      December     December
                                             31, 1999     31, 2000      31, 2001
                                           ----------    ----------   ----------
                                           (pound)000    (pound)000   (pound)000
The components of the net
  periodic benefit cost for the
  major retirement plans are as
  follows:
Service cost-present value of
  benefits earned during the year               1,649          503         315
Interest cost on projected
  benefit obligations                           2,001        1,967       1,883
Expected return on plan assets                 (1,717)      (1,838)     (1,672)
Net amortization and deferral                     498           77          (4)
                                                -----       ------      ------
Net periodic pension cost                       2,431          709         522
Expected employee contributions                  (200)         (64)        --
                                                -----       ------      ------
Net periodic pension cost                       2,231          645         522
                                               ======       ======      ======

                            TEXON INTERNATIONAL plc



29 Summary of significant differences between UK and US generally accepted accounting principles (continued)

                                              As of        As of         As of
                                            December      December     December
                                             31, 1999     31, 2000      31, 2001
                                             --------     --------      --------
                                                %             %            %
Assumptions
Weighted average discount rate                    6.3          6.1          6.1
Long term rate of increases in remuneration   3 - 4.8      2 - 5.6    4.2 - 5.7
Expected long term rate of return on assets   7 - 7.5      6 - 7.5    6.5 - 7.5



                                              As of        As of         As of
                                            December      December     December
                                             31, 1999     31, 2000      31, 2001
                                           ----------    ----------   ----------
                                           (pound)000    (pound)000   (pound)000
Actuarial present value of:
Accumulated benefit obligations               27,673        29,081       30,222
                                              ------        ------       ------
Projected benefit obligations (see i)         31,527        30,296       31,662
Plan assets at fair value (see i)             26,104        24,455       19,953
                                              ------        ------       ------
Funded status
                                              (5,423)       (5,841)     (11,709)
Unrecognized net (gain)/loss                    (254)        1,814        5,720
Unrecognized net transitional obligation         308           (11)          (7)
                                              ------        ------       ------
Net amount recognized                         (5,369)       (4,038)      (5,996)
Adjustment to recognize minimum
  liability                                      (11)       (1,884)      (4,463)
--------------------------------------------------------------------------------
Accumulated other comprehensive
  income                                         (11)       (1,884)      (4,463)
--------------------------------------------------------------------------------
                                              ------        ------       ------
Pension (liability)                           (5,380)       (5,922)     (10,459)
                                              ======        ======      =======

                                           Year ended    Year ended   Year ended
                                            December      December     December
                                             31, 1999     31, 2000      31, 2001
                                           ----------    ----------   ----------
                                           (pound)000    (pound)000   (pound)000
Reconciliation of benefit
  obligation:
Benefit obligation at beginning
  of year                                      36,686       31,527       30,297
Change to obligation at
  beginning of year (see ii)                     (785)        --           --
Service cost                                    1,649          438          315
Interest cost                                   2,001        1,967        1,883
Plan net (gains)                               (6,171)        (263)         984
Foreign exchange impact                          (303)         425          (36)
Benefits paid                                  (1,550)      (2,130)      (1,781)
Employee contributions                           --             64         --
Curtailments                                     --         (1,731)        --
                                               ------       ------       ------
Benefit obligation at end of year              31,527       30,297       31,662
                                               ======       ======       ======

Change in plan assets:
Fair value of plan assets at
beginning of year                              21,983       26,104       24,455
Change to fair value of plan
  assets at beginning of year
  (see ii)                                       (209)        --           --
Actual returns on plan assets                   4,737         (528)      (3,157)
Group contributions                               776          538          181
Employee contributions                            269           64         --
Foreign exchange impact                            98          407          143
Benefits paid                                  (1,550)      (2,130)      (1,669)
                                               ------        ------       ------
Fair values of plan assets at
end of year                                    26,104       24,455       19,953
                                               ======       ======       ======

                            TEXON INTERNATIONAL plc


29 Summary of significant differences between UK and US generally accepted accounting principles (continued)

      i) Projected benefit obligations

                                     As of December 31, 2000        As of December 31, 2001
                                 ------------------------------  -------------------------------
                                 Assets exceed    Accumulated    Assets exceed    Accumulated
                                  accumulated   benefits exceed   accumulated    benefits exceed
                                   benefits         assets         benefits          assets
                                 -------------  ---------------  -------------   ---------------
                                  (pound)000      (pound)000      (pound)000       (pound)000
Actuarial present value of:
Accumulated benefit obligations       4,414         24,667            -             30,222
Projected benefit obligations         5,422         24,874            -             31,662
Plan assets at fair value             4,959         19,496            -             19,953
                                      =====         ======         ======           ======

      ii) Change to obligations

      A reassessment of the division of obligations of the UK plan following demerger was carried out in 1999. This revealed that approximately 38% of the liabilities related to the Group, rather than the 50% assumed in 1997. In addition, the allowance for discretionary increases to pensions in payment was removed following the decision not to grant an increase in 1999.

      Post retirement medical benefit plan

      The US subsidiary of Texon International plc sponsors an unfunded employee post-retirement plan that covers 116 employees and 20 retirees including their dependants. The plan provides post-retirement medical benefits in the form of a contribution to the retiree's health insurance premium as well as managed care programs. There are no post-retirement death benefits for current retirees. The following table sets forth the plan's funded status at December 31, 2001.

      Net  periodic   post-retirement   benefit  cost   included  the  following
      components:

                                            Year        Year        Year
                                           ended       ended       ended
                                          December    December    December
                                          31, 1999    31, 2000    31, 2001
                                          --------    --------    --------
                                         (pound)000  (pound)000  (pound)000

     Interest cost benefit obligation          36         48         53
     Amortization of transitional (asset)     (16)       (18)       -
                                              ----       ----       ----
     Net periodic post-retirement
       benefit cost                            20         30         53
                                              ====       ====       ====

                            TEXON INTERNATIONAL plc


29 Summary of significant differences between UK and US generally accepted accounting principles (continued)

                                              As of        As of         As of
                                            December      December     December
                                             31, 1999     31, 2000      31, 2001
                                           ----------    ---------    ----------
                                           (pound)000    (pound)000   (pound)000

Funded status
Benefit obligation                              617         691         713

Funded status                                  (617)       (691)       (713)
Unrecognized net loss                            28          49          18
                                              ------      ------       -----
Accrued post-retirement benefit cost           (589)       (642)       (695)
                                              ======      ======       =====

Change in benefit obligation:
Benefit obligation at beginning
of year                                         578         617         691
Interest cost                                    36          49          53
Plan net losses                                  20        --            18
Foreign exchange impact                          14          54         (35)
Benefit paid                                    (31)        (29)        (14)
                                              ------      ------       -----
Benefit obligation at end of year               617         691         713
                                              ======      ======       =====

Change in plan assets:
Employer contributions                           31          29          14
Benefits paid                                   (31)        (29)        (14)
                                              ------      ------       -----
Fair values of plan assets at
end of year                                     --          --          --
                                              ======      ======       =====

      For measurement purposes, a 5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001 and thereafter (2000: 5%). The health care cost trend assumption has an effect on the amounts reported.

          Medical trend rates (initial rate)    5.0% per annum
          Assumed discount                      7.5% per annum

      These assumptions are consistent for all three years.

c)    Debt issuance costs

      Under UK GAAP, debt is stated net of unamortized issue costs. Under US GAAP, unamortized issue costs are presented as a separate asset. As at December 31, 2001 and December 31, 2000, unamortized issue costs were (pound)4,985,000 and (pound)4,257,000 respectively.

d)    Derivatives

      Under US GAAP, the Group adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") in January 2001. This standard requires the fair values of derivative instruments to be recorded on the balance sheet, and any changes in such fair values which do not meet the criteria for hedge accounting under SFAS 133 to be recorded in the statement of consolidated profit and loss account. SFAS 133 does not permit retroactive restatement. Upon the adoption of SFAS 133, the Group recorded a loss of (pound)85,000 as a cumulative effect of accounting change to reflect the fair value of those instruments which do not meet the hedging criteria under SFAS 133. The 2001 adjustment under US GAAP is a gain of (pound)4,000.

      The Group foreign exchange contracts are on a month to month basis and the fair value and unrealized gains and losses on these contracts are not significant.

                            TEXON INTERNATIONAL plc


29 Summary of significant differences between UK and US generally accepted accounting principles (continued)

e)    Financial instruments

      The fair values of cash, accounts receivable and accounts payable approximate book value due to the short-term nature of these assets and liabilities.

      The estimated fair value of the Group's financial instruments as at December 31, 2001 and 2000 is summarized below. Certain estimates and judgments were required to develop the fair value amounts. The fair value amounts shown below are not necessarily indicative of the amounts that the Group would realize upon disposition nor do they indicate the Group's intent or ability to dispose of the financial instrument.

                                           2000                    2001
                                  ----------------------  ----------------------
                                   Book       Estimated      Book      Estimated
                                   value         value       value       value
                                   -----      ---------      -----     ---------
                                  (pound)000  (pound)000  (pound)000  (pound)000
Primary financial
instruments held or
issued to finance the
Group's operations:
   Cash and cash equivalents             837         837         995         995
   Long-term debt (including current
     maturity)-fixed                  79,978      51,424      78,211      44,684
   Long-term debt (including current
     maturity)-variable               38,507      38,507      34,964      34,964

      The following methods and assumptions were used by the Group in estimating its fair value disclosure for financial instruments:

      Cash and cash  equivalents - the estimated  fair value of these  financial
      instruments   approximates  their  carrying  values  due  to  their  short maturity.

      Long-term debt-fixed - the estimated fair values of the Group's fixed long -term debt is based on market values, where known, or current interest rates available to the Group for debt instruments with similar terms and remaining maturities.

      Long-term debt-variable - the estimated fair values of the Group's long -term variable rate debt approximates fair value due to the variable nature of the interest charged.

                            TEXON INTERNATIONAL plc


29 Summary of significant differences between UK and US generally accepted accounting principles (continued)

f)    Deferred taxation

      Under UK GAAP, the Group provides for deferred taxation using the partial liability method. Under this method, deferred tax is accounted for on all material timing differences to the extent that it is considered probable that the assets or liabilities will crystallize in the foreseeable future. Under US GAAP, the Group accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes ("SFAS 109"). SFAS 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of consolidated profit and loss account in the period in which the enactment date changes. Deferred tax assets and liabilities are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

      The UK deferred tax asset as at December 31, 2001 and 2000 can be reconciled as follows to the US GAAP net deferred asset as measured under UK GAAP measurement principles:

2001                                         UK GAAP       UK GAAP
                                             provided     unprovided    US GAAP
                                            ----------    ----------  ----------
                                            (pound)000    (pound)000  (pound)000
Deferred tax assets:
Intercompany profit contained in                  271          --           271
stock
Deferred interest                                 --            288         288
Net operating losses                              --         10,015      10,015
Property plant and equipment                      --          1,420       1,420
Pensions and long-term retirement                  34           822         856
benefits
Intangible assets                                 --            724         724
                                                  ---        ------    --------
                                                  305        13,269      13,574
                                                  ===        ======
Less valuation allowance                                                (13,574)
                                                                       --------
Net deferred tax asset                                                      --
                                                                       ========

      The majority of the Group's tax losses and deferred tax assets are in the UK. As at December 31,2001, the Group had carried forward tax losses available from continuing operations in excess of (pound)32 million, the majority of which have no expiration date. UK tax losses cannot be used to offset taxable profits arising in other jurisdictions and future UK tax losses are expected. Consequently, the Group has established a full valuation allowance, using the "more likely than not" criteria set out in SFAS 109, to offset all deferred tax assets, including carried forward tax losses.

                            TEXON INTERNATIONAL plc


29 Summary of significant differences between UK and US generally accepted accounting principles (continued)

2000                                         UK GAAP       UK GAAP
                                             provided     unprovided    US GAAP
                                            ----------    ----------  ----------
                                            (pound)000    (pound)000  (pound)000
Deferred tax assets:
Intercompany profit contained in stock            254          --           254
Deferred interest                                 --            236         236
Net operating losses                              --          6,562       6,562
Property plant and equipment                       10         1,267       1,277
Pensions and long-term retirement                  74           723         797
benefits
Intangible assets                                 --            877         877
                                                  ---        ------    --------
                                                  338         9,665      10,003
                                                  ===        ======
Less valuation allowance                                               (10,003)
                                                                       --------
Net deferred tax asset                                                      --
                                                                       ========

g)    Statement of cash flows

      For UK GAAP reporting purposes, the cash flow statement is prepared in accordance with FRS No. 1 (Revised) Cash Flow Statements ("FRS 1"). The objective and principles of FRS 1 are similar to those set out in SFAS No. 95, Statement of Cash Flows ("SFAS 95"). The principle difference between the standards relates to the classification of cash flows. Under FRS 1, the Company presents its cash flows for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, dividends, management of liquid resources and financing. Pursuant to SFAS 95, however, the Company's cash flows would be analyzed between only three categories of cash flow activity, namely operating, investing and financing.

      Under SFAS 95, (i) cash flows arising from taxation and returns on investments and servicing of finance would be included as operating activities, (ii) cash flows from acquisitions and disposals would be included in investing activities, and (iii) dividend payments, changes in short-term credit facilities and management of liquid resources would be disclosed as part of financing activities. In addition, under UK GAAP cash is presented net of overdrafts while under SFAS 95, bank overdrafts are treated as short term credit facilities with movements appearing within financing activities.

                            TEXON INTERNATIONAL plc


29 Summary of significant differences between UK and US generally accepted accounting principles (continued)

      Reconciliation between the consolidated statements of cash flows presented in accordance with UK GAAP and US GAAP is presented below:

                                                 Year        Year        Year
                                                 ended       ended       ended
                                               December    December    December
                                               31, 1999    31, 2000    31, 2001
                                               --------    --------    --------
                                              (pound)000  (pound)000  (pound)000
Operating activities
Cash flow from operating activities
  (UK GAAP)                                      15,099      16,190      21,969
Corporation tax paid                             (2,538)     (3,667)     (1,167)
Interest received                                   336         148          29
Interest paid                                   (10,102)    (11,954)    (14,242)
                                                --------    --------    --------
Net cash provided by operating
  activities (US GAAP)                            2,795         717       6,589
                                                =======     =======      ======

Investing activities
Cash flow from capital expenditure
  and financial investment (UK GAAP)             (3,263)     (1,634)     (2,223)
Acquisitions                                    (24,077)    (10,195)     (2,438)
Net cash (used in) investing
  activities (US GAAP)                          (27,340)    (11,829)     (4,661)
                                                =======     =======      ======

Financing activities
  Cash inflow from financing (UK GAAP)           25,468       9,380         796
Bond issuance costs paid
                                                 (1,263)        (31)       --
Change in short-term credit
  facilities (overdraft)                            653       1,530      (2,565)
                                                -------     -------     -------
Net cash provided by/(used in)
  financing activities (US GAAP)                 24,858      10,879      (1,769)
                                                =======     =======      ======

(Decrease)/increase in cash (UK GAAP)              (340)     (1,763)      2,724
Change in short term credit
  facilities (overdraft)                            653       1,530      (2,565)
                                                -------     -------     -------
Increase/(decrease) in cash (US GAAP)               313        (233)        159
                                                =======     =======      ======

                            TEXON INTERNATIONAL plc


29 Summary of significant differences between UK and US generally accepted accounting principles (continued)

h)    Reconciliations

      The following is a summary of the material adjustments to net income and shareholders' equity which would have been required if US GAAP had been applied instead of UK GAAP.

                                                 Year        Year        Year
                                                 ended       ended       ended
                                               December    December    December
                                               31, 1999    31, 2000    31, 2001
                                               --------    --------    --------
                                              (pound)000  (pound)000  (pound)000
Net profit/(loss) in accordance
with UK GAAP                                       576      (2,693)     (4,294)

Adjustments to conform with US GAAP:
  Amortization of goodwill                      (4,047)     (3,756)     (3,827)
  Pensions and other
   post-retirement benefits (i)                  2,793       1,218          99
  Effect of differences on
   policy for recognition of
   deferred tax assets and
   liabilities                                     (29)       (119)         33
  Derivatives (i)                                  --          --          (81)
  Fixed asset capitalization (i)                   --          --         (375)
Total net loss in accordance                    ------      ------      ------
  with US GAAP                                    (707)     (5,350)     (8,445)
                                                ======      ======      ======
Net loss from continuing
  operations in accordance with
  US GAAP                                         (707)     (4,171)     (7,508)
Net loss of discontinued operations
  in accordance with US GAAP:
  Operating loss                                   --         (818)       (937)
  Loss on termination                              --         (361)       --
                                                ------      ------      ------
Retained loss for the year in
  accordance with US GAAP                         (707)     (5,350)     (8,445)
                                                ======      ======      ======


     i) All significant UK to US GAAP differences relate to the Group's UK operations. A full valuation allowance has been established against the deferred tax assets relating to such reconciling items (see note 29 (f)).

      Included outside of operating profit/(loss) in the year ended December 31, 2000 and 1999 were (pound)1.0 million and (pound)1.0 million, respectfully, of exceptional gains from property sales under UK GAAP. These items are treated as part of ordinary income under US GAAP.

                                                          As of
                                                        December
                                                         31, 2000          As of
                                                            as          December
                                                         restated       31, 2001
                                                         --------       --------
                                                       (pound)000     (pound)000

Shareholders' deficit in accordance with UK GAAP        (59,224)        (61,479)

Adjustments to conform with US GAAP:
  Goodwill                                               54,855          50,610
  Pension and other post-retirement
   benefits (ii)                                         (2,011)(ii)     (6,375)
  Deferred tax                                             (338)           (305)
  Derivatives:
   Opening adjustment                                      --               (85)
   Current year adjustment                                 --                 4
  Fixed asset capitalization                               --              (375)
                                                         ------         --------
Shareholders' deficit in accordance with US GAAP         (6,718)        (18,005)
                                                         ======         =======

                            TEXON INTERNATIONAL plc


29 Summary of significant differences between UK and US generally accepted accounting principles (continued)

      ii) Restatement of prior year amount During 2001, the Group determined that a computational error relating back several years was made in the calculation of the pension and other post-retirement benefits adjustment in accordance with US GAAP. This restatement has no profit/(loss) impact for any years presented. The pension and other post-retirement benefits adjustment and shareholders' deficit in accordance with US GAAP was changed by (pound)1,500,000 as a result of this adjustment.

      i)    Fixed asset capitalization

      Under UK GAAP previously expensed Research and Development costs incurred in the prior year may be reinstated, in a subsequent year, if the criteria under SSAP 13 are then met. In the year ended December 31, 2001 the Group reinstated (pound)175,000 of such costs. Under US GAAP, previously expensed Research and Development costs cannot be reinstated.

      Under UK GAAP start up costs may be capitalized on the balance sheet. At December 31, 2001 there were (pound)200,000 of start up costs capitalized. Under US GAAP start up costs must be expensed.

      j)    Redeemable preference shares

      Under UK GAAP, preference shares are classified as non-equity interests as a component of total shareholders' deficit. Under UK GAAP the redemption premium is transferred from the profit and loss account to a redemption premium reserve attributable to non-equity shareholders. Under US GAAP, the preference shares are classified as equity as (1) the shares are redeemable only at the option of the Group and (2) the redemption is not a fixed or determinable date. The premium on redemption reserve of (pound)15,729,000 and (pound)11,273,000 at December 31, 2001 and 2000, respectively, would not be recorded under US GAAP as there has been no declaration of dividends by the Group's Board of Directors, the preference shares are stated at their redemption value and the Group has no liability to pay such amounts. The effect of this difference between UK GAAP and US GAAP on the Group's balance sheet is nil.

      k)    US Accounting Standards

      EITF 00-25

      In April 2001, the Emerging Issues Task Force reached a consensus on Issue 00-25, Vendor Income Statement Characterisation of Consideration Paid to a Reseller of Vendor's Products ("EITF 00-25"). The EITF concluded that consideration from a vendor to a reseller of the vendor's products is presumed to be a reduction of the selling price of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement. That presumption can be overcome in certain circumstances. EITF 00-25 is to be applied no later than in annual or interim financial statements for periods beginning after 15 December 2001. Earlier application is encouraged. Financial statements for prior periods presented for comparative purposes are to be reclassified to comply with the income statement display requirements of this issue. The adoption of EITF 00-25 is not expected to have a material impact on the Company's financial statements.

                            TEXON INTERNATIONAL plc


29 Summary of significant differences between UK and US generally accepted accounting principles (continued)

      SFAS 141 and 142

      In July 2001, the FASB issued SFAS No. 141, Accounting for Business Combinations ("SFAS 141") and SFAS No.142 Accounting for Goodwill and Other Intangible Assets ("SFAS 142"). SFAS No. 141 will require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the use of the pooling-of-interest method is no longer allowed. SFAS No. 142 requires that upon adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Group is evaluating the impact of the adoption of these standards and has not yet determined the effect of adoption on its financial position and results of operations.

      SFAS 143 and 144

      In  August  2001,  the FASB  issued  SFAS No.  143,  Accounting  for Asset
      Retirement Obligation ("SFAS 143"), which is effective for financial statements issued for fiscal years beginning after June 15, 2002. The pronouncement addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset. In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 applies to all long-lived assets (including discontinued operations) and it develops an accounting model for long-lived assets that are to be disposed of by sale. The Company is currently reviewing these statements to determine their impact on future financial statements.

      FRS 17, 18 and 19

      The Accounting Standards Board (ASB) has issued FRS 17, Retirement Benefits, which is mandatory for all accounting periods ending on or after June 22, 2003. FRS 17 replaces SSAP 24 and UITF 6 relating to accounting for pension costs and other post-retirement benefits. The FRS makes changes in respect of accounting for defined benefit schemes, leading to increased volatility in the balance sheet as actuarial gains and losses are recognized immediately and scheme assets are valued at fair values. While companies with defined benefit schemes will be able to continue applying SSAP 24 for periods ending before June 22, 2003, they will need to make additional disclosure in accordance with FRS 17 for periods ending on or after June 22, 2001. The Group has applied the additional disclosure of FRS 17 in 2001.

      The ASB has issued FRS 18, Accounting Policies, which is effective for all accounting periods ending on or after June 22, 2001. FRS 18 replaces SSAP
      2. This replacement of SSAP 2 brings the assumptions and the criteria on which entities select accounting policies, into line with the ASB's statement of principles. FRS 18 re-iterates the going concern and accruals bases, however the previous concepts of prudence and consistency have been downplayed. In determining the most appropriate accounting policy the emphasis is now on the four objectives of relevance, reliability, comparability and understandability. The Group has applied the provisions of FRS 18 in 2001. The implementation of FRS 18 did not have a significant impact on the Group's financial statements.

                            TEXON INTERNATIONAL plc


29 Summary of significant differences between UK and US generally accepted accounting principles (continued)

      The ASB has issued FRS 19, Deferred Tax, which is effective for all accounting periods ending on or after January 23, 2002. Its main objectives for the treatment of deferred tax to come more in line with international practice. Although FRS 19 introduces a form of "full provision" it has not harmonized with IAS 12. The general principle of FRS 19 is that deferred tax should be recognized in full in respect of transactions or events that have taken place by the balance sheet date and which give the entity an obligation to pay more or less tax in the future. Under FRS 19, a basis of `full' rather than `partial' provision should be adopted for all deferred tax liabilities and assets, with assets being recognized where it is considered more likely than not that they will be recovered. This will bring UK GAAP broadly into line with current US GAAP. FRS 19 has been applied as at January 1, 2002 and a net deferred tax asset of (pound)0.3 million was recognized in the UK GAAP balance sheet at that time.

      l)    Impairment of long-lived assets

      Under both UK and US GAAP, impairment reviews of long-lived assets are performed whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. However, measurement differences arise regarding the determination of when a long-lived asset is impaired and the amount of impairment loss to be recognized. Under UK GAAP, the Group evaluates long-lived assets for impairment by comparing the carrying value to discounted future cash flows. Under US GAAP, undiscounted cash flows are used to evaluate for impairment.

      Under both UK and US GAAP, if impairment exists, an impairment loss is recognized to record the long-lived assets at their fair values. The Group estimates fair value using discounted estimated future cash flows. The discount rate applied is management's estimate of the rate that the market would expect on an investment of comparable risk. Under UK GAAP, impairment losses increase accumulated depreciation; under US GAAP, impairment losses reduce the historical cost of the related long-lived asset.

      An impairment loss has been recognized under UK GAAP using discounted future cash flows. Under US GAAP, impairment has been determined to exist using undiscounted cash flows. The loss recognized under US GAAP is calculated using discounted future cash flows. As the asset base is the same under UK and US GAAP, there is no difference in the amount of the impairment loss that has been recognized.

                            TEXON INTERNATIONAL plc


29 Summary of significant differences between UK and US generally accepted accounting principles (continued)

m)    Segmental reporting

      The Group has five  reportable  segments  based on  geographic  locations:
      United Kingdom, Europe, America, Australia and Asia. Each of the segments is engaged in manufacturing and supplying shoe materials and machinery to the footwear industry in a particular section of the world. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Management evaluates performance based upon gross profit.

                                                                                                                            Total
                                                                                                  Total UK     UK/US      ----------
                       UK         Europe       America      Australasia      Asia       Group       GAAP      GAAP Adj.     US GAAP
                    ---------    ----------    ----------    ----------  ----------  ----------  ----------  ----------   ----------
                    pound)000    (pound)000    (pound)000    (pound)000  (pound)000  (pound)000  (pound)000  (pound)000   (pound)000
2001
Revenue                35,467        60,357        28,472      5,172       12,934           -     142,402           -      142,402
Gross Profit           12,034        20,049         6,997        589        5,959           -      45,628           -       45,628
Interest income             -             -             -          -            -          29          29           -           29
Interest expense          376           827           390        108          178      12,301      14,180           -       14,180
Depreciation            1,846           975           436        184          456       2,005       5,902       3,827        9,729
Tax                         -         1,228          (28)         24          294           -       1,518        (33)        1,485

2000
Revenue                42,248        60,504        27,309      8,228       13,297           -     151,586           -      151,586
Gross Profit           12,630        19,128         8,272      1,921        4,438           -      46,389           -       46,389
Interest income             -             -             -          -            -         148         148           -          148
Interest expense          420           650           141        170           87      10,852      12,320           -       12,320
Depreciation            1,604           907           560        266          439         877       4,653       3,756        8,409
Tax                         -         2,549           556          5           24           -       3,134         119        3,253

1999
Revenue                39,775        48,193        20,825      6,403       11,431           -     126,627           -      126,627
Gross Profit           12,811        16,021         7,524      1,552        4,636           -      42,544           -       42,544
Interest income             -             -             -          -            -         336         336           -          336
Interest expense          352           393            38         49           91      10,733      11,656           -       11,656
Depreciation            1,485           880           402         57          376         300       3,500       4,047        7,547
Tax                       948         1,196           714        (4)          118     (1,218)       1,754          29        1,783

n)    Operating leases

      The Group leases  certain  land,  buildings  and  equipment  under various operating lease arrangements. Original non-cancelable lease terms typically are between 10 and 20 years and may contain escalation clauses, along with options that permit early withdrawal. The total amount of the minimum rent is expensed on a straight-line basis over the term of the lease.

      As of December 31, 2001, the aggregate future minimum rental commitments under all non-cancelable operating lease agreements are as follows:

                                          Rental
                                        Commitments
                                        -----------
                                         (pound)000
     Leases expiring in
     2002                                   172
     2003                                   148
     2004                                   134
     2005                                    74
     2006                                     -
     Thereafter                             150
                                            ---
                                            678
                                            ===

      Rent   expense   amounted   to   (pound)797,000,    (pound)1,925,000   and
      (pound)1,841,000 for the years ended December 31, 2001, 2000 and 1999 respectively.

                            TEXON INTERNATIONAL plc



29 Summary of significant differences between UK and US generally accepted accounting principles (continued)


      The Group has no subleases.

      The Group as at December 31, 2001, has not entered into any material new rental commitments.

o)    SFAS No. 130

      Comprehensive loss under SFAS No. 130 is shown below:

                                              Year        Year        Year
                                              ended       ended       ended
                                            December    December    December
                                            31, 1999    31, 2000    31, 2001
                                           ----------  ----------  ----------
                                           (pound)000  (pound)000  (pound)000
Net income
                                              (707)      (5,350)      (9,945)
Other comprehensive loss, net
  of income tax:
  Foreign currency translation
   adjustment                                6,104        1,037          821
  Minimum pension liability
   adjustment                                  (11)      (1,884)      (4,463)
                                             -----       ------      -------
Comprehensive income/(loss)                  5,386       (6,197)     (13,587)
                                             =====       ======      =======
Accumulated comprehensive net
  loss as at December 31                   (29,331)     (35,528)     (49,115)
                                           =======      =======      =======

      All significant UK to US GAAP differences relate to the Group's UK operations. A full valuation allowance has been established against the deferred tax assets relating to such reconciling items (see note 29 (f)).

                                                  Minimum      Accumulated
                                     Foreign      pension         other
                                     currency    liability    comprehensive
                                      items     adjustment        loss
                                   ----------    ----------     ----------
                                   (pound)000    (pound)000     (pound)000

Balance as at December 31,1998        (9,497)       (3,046)      (12,543)
Change during 1999                     6,104           (11)        6,093
                                      ------        ------         -----
Balance as at December 31, 1999       (3,393)       (3,057)       (6,450)
                                      ======        ======       =======
Change during 2000                     1,037        (1,884)         (847)
                                      ------        ------         -----
Balance as at December 31, 2000       (2,356)       (4,941)       (7,297)
                                      ======        ======       =======
Change during 2001                       821        (4,463)       (3,642)
                                      ------        ------       -------
Balance as at December 31, 2001       (1,535)       (9,404)      (10,939)
                                      ======        ======       =======